Form 20-F
period 2023-12-31
DDC Enterprise Ltd
filed 2025-01-28
CIK 1808110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-41872

DDC Enterprise Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

368 9th Ave., 6th Floor, New York, New York 10001, USA
(Address of principal executive offices)

Norma Chu, phone 852 2803 0688, 368 9th Ave., 6th Floor, New York, New York 10001, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.016 per share	DDC	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,028,168 Class A ordinary shares, par value US$0.016 per share, and 875,000 Class B ordinary shares, par value US$0.016 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes    ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated statements of operations and comprehensive loss data (other than US$ data) for the years ended December 31, 2023, 2022 and 2021, the selected consolidated balance sheets data (other than US$ data) as of December 31, 2023 and 2022 and the selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2023, 2022 and 2021 have been derived from the audited consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Consolidated statements of operations and comprehensive loss Data:
Total revenues	205,179,442	179,586,066	205,481,904	28,941,521
Total cost of revenues	(168,721,834)	(135,659,197)	(154,026,591)	(21,694,192)
Gross profit	36,457,608	43,926,869	51,455,313	7,247,329
Fulfilment expenses	(23,967,825)	(10,630,884)	(7,315,978)	(1,030,434)
Sales and marketing expenses	(59,239,750)	(20,763,218)	(17,440,192)	(2,456,400)
Research and development expenses	(233,663)	—	—	—
General and administrative expenses	(66,636,360)	(53,543,862)	(82,460,706)	(11,614,348)
Impairment loss on goodwill	—	—	(6,592,220)	(928,495)
Share based compensation	—	(38,993,201)	(83,863,299)	(11,811,899)
Loss from operations	(113,619,990)	(80,004,296)	(146,217,082)	(20,594,247)
Interest expenses	(22,842,091)	(30,826,950)	(12,178,668)	(1,715,329)
Interest income	9,783	465,162	2,562,605	360,935
Foreign currency exchange (loss)/gain, net	(147,413)	671,007	(66,798)	(9,408)
Impairment loss for equity investments accounted for using measurement alternative	—	(22,705,285)	(8,288,296)	(1,167,382)
Gain from deconsolidation of VIEs	—	13,543,650	134,665	18,967
Other income	5,581,534	1,599,746	421,449	59,360
Other expenses, net	(266,083,985)	—	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260	2,408,661
Loss before income tax expenses	(457,866,566)	(119,132,855)	(156,970,922)	(22,108,894)
Income tax expense	(816,868)	(3,115,753)	(5,004,766)	(704,907)
Net loss	(458,683,434)	(122,248,608)	(161,975,688)	(22,813,801)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Consolidated Balance Sheets Data:
Total current assets	155,642,065	320,456,670	45,135,378
Total non-current assets	99,735,708	113,892,901	16,041,480
Total assets	255,377,773	434,349,571	61,176,858
Total current liabilities	261,792,735	281,377,214	39,631,151
Total non-current liabilities	112,564,501	92,315,112	13,002,313
Total liabilities	374,357,236	373,692,326	52,633,464
Total mezzanine equity	1,368,520,061	—	—
Total shareholders’ (deficit)/equity	(1,487,499,524)	60,657,245	8,543,394
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	255,377,773	434,349,571	61,176,858

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(91,425,290)	(37,083,065)	(89,350,546)	(12,584,764)
Net cash used in investing activities	(8,357,262)	(444,627)	(135,161,792)	(19,037,141)
Net cash provided by financing activities	115,757,055	51,352,149	216,003,395	30,423,441
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	2,652,471	5,829,672	(9,107,882)	(997,843)
Net increase/(decrease) in cash, cash equivalents and restricted cash	18,626,974	19,654,129	(17,616,825)	(2,196,306)
Cash, cash equivalents and restricted cash at the beginning of the year	58,623,527	77,250,501	96,904,630	13,363,760
Cash, cash equivalents and restricted cash at the end of the year	77,250,501	96,904,630	79,287,805	11,167,454

Non-GAAP Financial Measure

We use adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA represents net loss excluding changes in income tax expense/(benefit), interest expenses, interest income, foreign currency exchange loss/(gain), impairment loss for long-term assets, depreciation and amortization, losses arising from modification of financial instruments, share-based compensation and other one-off expenses related to mergers and acquisitions.

We believe that the adjusted EBITDA helps to identify underly trends in our business that could otherwise be distorted by the effect of certain expenses that we are included in net loss. We believe that adjusted EBITDA provides useful information about our operating results, enhance the overall understanding of our past performance and future prospect and allow for greater visibility with respect to key metrics used by our management uses in its financial and operational decision making.

Reconciliation from net loss to adjusted EBITDA

	For the Years Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net loss	(458,683,434)	(122,248,608)	(161,975,688)	(22,813,801)
Add:
Income tax expense	816,868	3,115,753	5,004,766	704,907
Interest expenses	22,842,091	30,826,950	12,178,668	1,715,329
Interest income	(9,783)	(465,162)	(2,562,605)	(360,935)
Termination of franchise agreement	—	—	11,005,303	1,550,065
Foreign currency exchange loss/(gain), net	147,413	(671,007)	66,798	9,408
Impairment loss for equity investments accounted for using measurement alternative	—	22,705,285	8,288,296	1,167,382
Impairment loss on goodwill	—	—	6,592,220	928,495
Gain from deconsolidation of VIEs	—	(13,543,650)	(134,665)	(18,967)
Other income	(5,581,534)	(1,599,746)	(421,449)	(59,360)
Other expenses, net	266,083,985	—	10,440,057	1,470,451
Changes in fair value of financial instruments	60,764,404	1,875,889	(17,101,260)	(2,408,661)
Depreciation and amortization	5,110,730	3,544,322	6,107,400	860,209
Share-based compensation and related expenses	—	38,993,201	83,863,299	11,811,899
Adjusted EBITDA	(108,509,260)	(37,466,773)	(38,648,860)	(5,443,579)

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business and Industry

Our business and future growth prospects rely on consumer demand for our products. Any shift in consumer demand, or any unexpected situation with a negative impact on consumer demand may materially and adversely affect our business and results of operations.

Our business relies on consumer demand for our products, which depends substantially on factors such as (i) economic growth and increasing disposable income; (ii) diversified consumption scenarios and increasing consumption frequency; (iii) continuous product innovation and upgrade; and (iv) increasing development and improvement of sales channels. Changes in any of the above at any time could result in decline in consumer demand for our products. Our business development will depend partially on our ability to (i) anticipate, identify or adapt to such changes, (ii) introduce new attractive products and marketing strategies in a timely manner, and (iii) develop an effective sales network accordingly.

Although we dedicate resources to consumer-centric market research and data analysis to upgrade our existing products and to develop, design and launch new products, in order to cater to consumer preferences, we cannot assure you that our product portfolio will continuously lead or capture the market trends. Any changes in consumer preferences and tastes, or any of our failure to anticipate, identify or adapt to market trends, may impose downward pressure on sales and pricing of our products or lead to increases in selling and distribution expenses, and therefore materially and adversely affect our business and results of operations.

In order to promptly respond to rapidly developing market trends and changing tastes, preferences and lifestyle of consumers, our sales and development teams regularly observe the changing trends in our target markets and launch new products or different serving sizes and flavors from time to time. While we have in the past successfully developed, promoted and achieved market acceptance of our products, we cannot assure you that we will be able to continuously develop new products or our existing or new products in the future will continue to generate sufficient consumer demand to be profitable.

If we fail to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, our business could be adversely affected.

Our ability to increase revenues depends in part on our ability to retain and keep existing customers engaged so that they continue to purchase products from us, and to acquire new customers cost-effectively. We intend to continue to expand our number of customers as part of our growth strategy. If we fail to retain existing customers and to attract and retain new customers, our business, financial condition and results of our operations could be adversely affected.

Further, if customers do not perceive our product offerings to be of sufficient value, quality, or innovation, or if we fail to offer innovative and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products or increase the amount of products purchased from us. We may lose current customers to competitors if the competitors offer superior products or if we are unable to satisfy its customers’ orders in a timely manner.

The market for ready-to-heat (“RTH”), ready-to-cook (“RTC”), ready-to-eat (“RTE”) and plant-based meal products in China and the United States is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the markets for RTC, RTH, RTE and plant-based meal products in China and the United States. The growth and development of these markets are impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ interest, consumers’ purchasing frequency, demand for RTH, RTC, RTE and plant-based meal products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, or at all. If the markets for RTH, RTC, RTE and plant-based meal products in China and the United States do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

We are actively expanding our business outside the PRC, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects. A severe or prolonged downturn in the PRC or global economy could also materially and adversely affect our business, results of operations and financial condition.

Through 2023, we conducted our operations primarily in China, but we expect to continue to expand our business in the United States and Southeast Asia in hopes of widening our customer base. Any new markets or countries into which we attempt to expand into and sell our products may not be receptive. For example, we may not be able to expand further in some overseas markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain country- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

●	recruiting and retaining talented and capable employees outside the PRC, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

●	maintaining our culture across all of our global teams;

●	providing our products and solutions in different languages;

●	compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, consumer protection, foreign investment and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

●	managing an employee base in jurisdictions with differing employment regulations;

●	operating in jurisdictions that do not protect intellectual property rights to the same extent as the PRC and navigating the practical enforcement of such intellectual property rights outside of the PRC;

●	changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

●	compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our products or platform in certain international markets;

●	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the PRC;

●	political and economic instability;

●	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

●	generally longer payment cycles and greater difficulty in collecting accounts receivable;

●	potentially adverse tax consequences in the United States or the international jurisdictions in which we operate; and

●	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we or our employees, partners, and agents will always maintain compliance. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely impact our business, financial condition, results of operations, and prospects.

Additionally, the global macroeconomic environment is facing challenges. The outbreak of the COVID-19 pandemic in 2020 has brought about an adverse impact on global economies and financial markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Our international market expansion strategy may be hindered if these challenges and uncertainties persist.

If we are unable to expand our business to international markets successfully, our business and results of operations would be adversely affected.

To the extent permitted due to our recurring losses from operations and an accumulated deficit, we have begun to expand our business internationally in the United States. and Southeast Asia through online and offline sales channels, including accessing overseas markets through third-party e-commerce platforms and local distributors. However, we may not be able to expand our business as we planned. For example, we may not be able to identify e-commerce platforms or local distributors with sufficient resources and strong local ties to collaborate with us, which would negatively affect our strategy to expand our business to international markets.

Expanding our business outside the PRC also involves certain risks and uncertainties, such as our ability to obtain adequate funding for development and expansion costs, identify strategic markets globally, identify locations with large consumer base and commercial potential, obtain the required licenses, permits and approvals, and recruit and retain talents with sufficient experience. Any risks and uncertainties listed above, either individually or in aggregate, might delay or fail our plan to expand our business overseas at manageable cost levels.

In addition to the above factors, our overseas expansions face additional difficulties and challenges. We have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate local management and employees. There is no assurance that our international market expansion strategy will succeed in the future.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable, healthy, and convenient food products. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our customers, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Singles’ Day” and “Double Twelve,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, key opinion leaders (“KOLs”), or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established food brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brands is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and healthy products, our ability to provide satisfactory order fulfilment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with food safety, ethical, social, product, labor and environmental laws, regulations or standards could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control.

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

Our products are subject to food safety standards and the failure to satisfy such mandated food safety standards would have a material and adverse effect on our business, results of operations and prospects.

Our products are subject to food safety standards in China, the United States and Canada. To comply with the applicable food safety laws and regulations, new food product shall be submitted to the applicable regulatory authorities for food safety inspections and sale of product is prohibited if relevant product is uninspected or fails to pass the inspection. Failure to satisfy such mandated food safety standards would delay the launch of our new products and may cost us additional resources in time, capital and human power to modify the product to comply with the food safety standards, which may have a material and adverse effect on our business, results of operations and prospects.

After we launch the products, our products are still subject to those mandated food safety standards. We have adopted internal procedures to run tests on our launched products from time to time to make sure they comply with the mandated food safety standards. However, there can be no assurance that we could satisfy such standards at all times. In the event that our products fail to continue to satisfy the mandated food safety standards, we are required to stop selling such products and may need to initiate callbacks for those products. In addition, we may be subject to negative publicity for such failure. Moreover, as the food safety is crucial to our business, the customers’ confidence in our brand may be impaired. As a result, our reputation, brand image, business, results of operations may be materially and adversely affected.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if people are harmed by the products sold by us.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by us or may be defectively designed, manufactured or of quality issue, or cause harm and adverse effect to the health of our customers. The offerings of such products by us may expose us to liabilities associated with consumer protection laws. Pursuant to the Law of PRC on the Protection of Rights and Interests of Consumers (the “Consumer Protection Law”), business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity, etc. of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties when personal damages are involved or if the circumstances are severe. Although we would have legal recourse against the manufacturer of such products under PRC law if the liabilities are attributable to the manufacturer, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile.

We do not maintain product liability insurance for products we sold. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects.

We face risks related to instances of food-borne illnesses, health epidemics, natural disasters and other catastrophic events. The outbreak of any severe contagious diseases, if uncontrolled, could adversely affect our business and results of operation.

Our business is susceptible to food-borne illnesses, health epidemics and other outbreaks. We cannot guarantee that our internal controls and trainings will be fully effective in preventing all food-borne illnesses. Furthermore, we rely on third-party suppliers in our operations, which may increase such risk. New illnesses resistant to any precautions or diseases with long incubation periods could arise on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect our industry and us. This risk exists even if it were later determined that the illness in fact were not spread by our products. We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. An outbreak of any epidemics or pandemics in China may adversely affect the local economy and willingness to spend in local areas and result in a decrease in the number of our customers in such areas. Any of the above may cause material disruptions to our operations, which in turn may materially and adversely affect our financial condition and results of operations, and may continue to affect the demand for our products, our business operations and financial conditions. Our operations are also vulnerable to natural disasters and other catastrophic events, including wars, terrorist attacks, earthquakes, typhoons, fires, floods, extreme high temperature events, power failures and shortages, water shortages, information system failures, and similar events that may or may not be foreseeable.

Our business could be materially and adversely affected by the outbreaks of contagious diseases such as Severe Acute Respiratory Syndrome, or SARS, influenza A (including H1N1, H7N9 and H10N8), Ebola and COVID-19 that spread across China and the world in recent years. In the future, if a contagious disaster occurs in the regions where we operate, our operations may be materially and adversely affected as a result of loss of personnel, damages to property or decreased demand for our products.

In addition, if any of our employees is infected or affected by any severe infectious diseases, it could adversely affect or disrupt our business operations as we may be required to close our production facilities to prevent the spread of the disease. If any of such diseases occur, our ability to operate our facilities may be restricted and we may have to incur substantial additional expenses for the well-being of our employees. The spread of any severe infections disease in China or the United States may also affect the operations of our suppliers, distributors and customers, causing delivery disruptions, which could in turn adversely affect our operating results.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining large volumes of customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations. The integrity and protection of our customer and company data is critical to our business. Our customers expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits any person from selling or providing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focusing on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Draft Cyber Data Security Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services or data processing activities of such company affect or may affect national security. Through the contractual arrangements with Shanghai Weishi Information Technology Co., Ltd. (“Weishi”), Shanghai DayDayCook Information Technology Co., Ltd. (“DDC Shanghai”) had collected and possessed personal information of more than one million users. After the contractual arrangements with Weishi were terminated in April 2022, DDC Shanghai still have been possessing this amount of personal information which are stored in mainland China. For purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in rectification, fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which took effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests apart from the matters of, including without limitation, name and contact number of the processor, processing purpose and method, type to be processed, preservation period of the information, means and procedures by which individuals exercise the rights provided by the PIPL. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer or company data. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims, all of which may have material adverse effect on our business, operations and financial condition. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices.

In addition, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. We may incur significant costs in protecting against cyberattacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators. Any of such incidents may also harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation.

As of the date of this annual report, on the basis that there exists no outstanding inquiry, notice, warning, or sanctions in relation to our data security and data protection, we believe we are in compliance of PRC laws and regulations in material aspects in relation to data security and data protection.

However, in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks of being required to comply with higher cybersecurity standards. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, rectification, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated food and cooking related content on third party online social and content platforms such as Weixin, Kuaishou, Bilibili, and RED to promote healthy lifestyle, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

We currently utilize third-party suppliers for our products. Loss of these suppliers could harm our business and impede growth.

The termination of a supplier relationship may leave us with periods during which it has limited or no ability to manufacture certain products. An interruption in, or the loss of operations at, any of these manufacturing facilities, which may be caused by work stoppages, production disruptions, product quality issues, disease outbreaks or pandemics (such as the recent coronavirus (COVID-19) pandemic), acts of war, terrorism, fire, earthquakes, weather, flooding or other natural disasters, could delay, postpone or reduce production of our products, which could adversely affect our business, results of operations and financial condition until the interruption is resolved or an alternate source of production is secured. Moreover, we are exposed to concentration risks of heavy reliance on our major suppliers, and for some of our brands sole suppliers. There is no assurance that our suppliers will continue to supply their products in the quantities and within the timeframes required by us to meet the needs of our customers. If our major or sole suppliers terminate their agreement with us, or do not supply products to us in a timely manner or in sufficient quantities, our business and results of operations will be adversely affected.

We believe that there are a limited number of competent, high-quality suppliers in the industry that meet our quality and control standards, and as we seek to obtain additional or alternative supply arrangements in the future, or alternatives to bring this manufacturing capability in-house, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Therefore, the loss of one or more suppliers, any disruption or delay at a supplier or any failure to identify and engage a supplier for products could delay, postpone or reduce production of products, which could adversely affect our business, results of operations and financial condition.

Our growth may be limited if we are unable to expand our distribution channels and secure additional retail space for our products.

Our results will depend on its ability to drive revenue growth, in part, by expanding the distribution channels for our products and the number of products carried by each retailer. Our ability to do so, however, may be limited by an inability to secure additional retail space for our products. Retail space for RTH, RTC, RTE and plant-based meal products is limited and is subject to competitive and other pressures, and there can be no assurance that retail stores will provide sufficient space to enable us to meet our growth objectives.

We rely in part on third-party distributors to place our products into the market and we may not be able to control our distributors.

We rely in part on third-party distributors to sell our products. Similarly, our recent U.S. acquisitions rely almost entirely on offline distributors. Purchases by distributors account for the substantial majority of our sales. For the year ended December 31, 2023, 2022 and 2021, our offline consumer product sales accounted for 84.6%, 60.9% and 20.9% of our revenue respectively. As we sell and distribute our products through distributors, any one of the following events could cause fluctuations or declines in our revenue and could have an adverse effect on our financial condition and results of operations:

●	reduction, delay or cancelation of orders from one or more of our distributors;

●	selection or increased sales by our distributors of our competitors’ products;

●	failure to renew distribution agreements and maintain relationships with our existing distributors;

●	failure to establish relationships with new distributors on favorable terms; and

We may not be able to compete successfully against larger and better-funded sales and marketing campaigns of some of our current or future competitors, especially if these competitors provide their distributors with more favorable arrangements. We cannot assure you that we will not lose any of our distributors to our competitors, which could cause us to lose some or all of our favorable arrangements with such distributors and may result in the termination of our relationships with other distributors. In addition, we may not be able to successfully manage our distributors and the cost of any consolidation or further expansion of our distribution and sales network may exceed the revenue generated from these efforts. There can be no assurance that we will be successful in detecting any non-compliance by our distributors with the provisions of their distribution agreements. Non-compliance by our distributors could, among other things, negatively affect our brand, demand for our products and our relationships with other distributors. Furthermore, if the sales volumes of our products to consumers are not maintained at a satisfactory level or if distributor orders fail to track consumers demand, our distributors may not place orders for new products from us, or decrease the quantity of their usual orders. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial condition and results of operations.

Adverse publicity involving us, our products, our raw materials, our directors, our management team, our competitors or our industry could materially and adversely impact our business and results of operations.

The food industry in China and the United States is particularly sensitive to concerns over food safety and quality related issues and can be materially and adversely affected by negative publicity or news reports, whether accurate or not, regarding food safety and quality and public health concerns. Any such negative publicity on our industry, whether targeting us in particular or not, could materially harm our brand, business and results of operations. Complaints or claims against us, if any, even if without any sufficient evidence, could force us to divert our resources, which may adversely affect our business, operations and financial performance.

We operate in a highly competitive industry. Failure to compete effectively could adversely affect our market share, growth and profitability.

We operate in the food industry in China and the United States, in particular the RTC and RTE food industry, which is highly competitive, and the competition may further intensify. Some of our competitors, may have been in their respective businesses longer than we have and may have substantially greater financial, research and development and other resources than us. We also cannot assure you that our current or potential competitors will not market products comparable or superior to those we provide or adapt more quickly to evolving industry trends or changing market demand. Our competitors in certain regional markets may also benefit from raw material sources or production facilities that are closer to these markets. It is also possible that there will be a consolidation trend in the RTC, RTE and plant-based food industry, integration of upstream and downstream businesses or alliances among competitors; and as a result, our competitors may rapidly acquire significant market share. Any of these events may cause our market share, business and results of operations to be adversely affected.

Furthermore, competition may cause our competitors to substantially increase their advertising and promotional activities or to engage in irrational or predatory pricing behavior. We cannot guarantee that our marketing efforts will be sufficient to compete with our competitors. An increase in competition could require us to continue to increase our promotion and advertising expenses, which might place pressure on our margins and affect our profitability. Additionally, competition may result in price reductions, reduced margins and loss of market shares for us, any of which could have an adverse impact on our results of operations. We also cannot assure you that our competitors will not actively engage in activities, whether legal or illegal, designed to undermine our brands and product quality or to influence consumer confidence in our products.

The RTH, RTC and RTE industry is intensely competitive with respect to, among other things, brand recognition, flavor, product quality and consistency, services, prices, availability, selection and accessibility. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. In particular, competitors may start to offer products that are similar to our products. There are also many well-established competitors with substantially greater financial, marketing, personnel and other resources than ours.

Our ability to effectively compete will depend on various factors, including the successful implementation of our sales network expansion strategy, and our ability to improve existing products, to develop and launch new products, and to enhance production capacity and efficiency. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	Successfully identify, complete and integrate acquisitions;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	integrate offline and online experience to provide a seamless omni-channel environment for our customers;

●	effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners and logistics and other third-party service providers’ performance;

●	continue to broaden and diversify our online and offline distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and expand our product portfolio and geographic reach; and

●	leverage our high-performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly, particularly though acquisitions, will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We incurred net loss of RMB458.7 million, RMB122.2 million and RMB162.0 million (US$22.8 million) in 2021, 2022 and 2023. We also had negative cash flows from operating activities of RMB91.4 million, RMB37.1 million and RMB89.4 million (US$12.6 million) in the fiscal years ended December 31, 2021, 2022 and 2023 respectively. Management uses the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

For the years ended December 31, 2021, 2022 and 2023, we incurred an adjusted EBITDA with loss of RMB108.5 million, RMB37.5 million and RMB38.6 million (US$5.4 million) respectively. For details, please refer to section “Non-GAAP Financial Measure”.

We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

●	acquisitions of new businesses and products and the ongoing working capital needs of those businesses and products;

●	investments in our product development team and research and development team and in the development of new products;

●	investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

●	investments in expansion of our online and offline distribution channels in a measured manner;

●	investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control; and

●	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we will have to generate sufficient revenue to remain profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, the ramifications of the COVID-19 pandemic, as well as other risks discussed elsewhere in this annual report. If we fail to sustain or increase profitability, our business and results of operations could be adversely affected.

Our historical financial conditions and results of operations are not representative of our future performance. We may be unable to effectively manage our future growth and expansion, and may not achieve growth in revenue and profit. If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced growth and plan to further expand in the future including through acquisitions. For the year ended December 31, 2023, we recorded RMB205.5 million (or US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase. Subsequent to December 31, 2023, we completed two acquisitions. Assuming these two acquisitions had taken place on 1 January 2023, the unaudited pro forma revenue of the Company for the year ended December 31, 2023 would be RMB222.2 million (or US$31.3 million). For the year ended December 31, 2023, our gross margin increased to 25.0% versus 24.5% for the year ended December 31, 2022.

Our ability to further increase our research and development capabilities, selling and marketing capacity is critical to supporting our stable and continuous business growth, which involves additional costs and uncertainties. In addition, to manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain qualified management personnel as well as other administrative and sales and marketing personnel, particularly when we expand into new markets. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management resources. As a result, our revenue and results of operations in future may fluctuate significantly and our results for a given fiscal period are not necessarily indicative of results to be expected for our operations in future. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material and adverse effect on our business and financial performance.

Furthermore, we may not be able to achieve our expansion goals or effectively ramp up the sales of our new products. If we encounter any difficulty in expanding our distributors and sales network, our growth prospects may be adversely affected, which could in turn have a material and adverse effect on our business, financial condition and results of operations.

Our future growth may result from improving our research and development capabilities, introducing new products, expanding our sales and distribution network and entering new markets or new sales channels. Our ability to achieve growth will be subject to a range of factors, including:

●	expanding our sales network;

●	enhancing our research and development capabilities;

●	hiring and training qualified personnel;

●	controlling our costs and maintaining sufficient liquidity;

●	prioritizing our financial and management controls in an efficient and effective manner;

●	exercising effective quality control;

●	managing our various suppliers and leveraging our purchasing power;

●	maintaining our high food-safety standards; and

●	strengthening our existing relationships with distributors.

We face increased risks when we enter new markets, or enter new sales channels, including social media and e-commerce channels. New markets and sales channels may have different regulatory requirements, competitive conditions, consumer preferences and different spending patterns from our existing markets and sales channels. Consumers in new markets and sales channels are likely to be unfamiliar with our brands and products and we may need to build or increase brand awareness in the relevant markets and sales channels by increasing investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, train and retain qualified employees who share our business philosophy and culture. In addition, we may have difficulty in finding reliable suppliers with adequate supplies of raw materials meeting our quality standards or distributors with efficient distribution networks. As a result, any products we introduce in new markets may be more expensive to produce and/or distribute and may take longer to reach expected sales and profit levels than in our existing markets, which could affect the viabilities of these new operations or our overall profitability.

We also sell our products to major e-commerce platforms and online distributors. Our development of the e-commerce channel depends on many factors, most of which are beyond our control, including: the trust and confidence level of China’s online consumers, as well as changes in consumer consumption patterns, tastes and preferences; the growth of internet usage in China; and the development of fulfillment, payment and other ancillary services associated with e-commerce sales. Any failure to respond to trends and consumer requirements in the e-commerce channel may adversely affect our sales and our business and growth prospects in this sales channel.

Additionally, our expansion plans and business growth could strain our managerial, operational and financial resources. Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future growth. Failure to effectively manage our expansion may lead to increased costs and reduced profitability and may adversely affect our growth prospects. In addition, as we expand our operations, we may encounter regulatory, personnel and other difficulties that may also increase our costs of operations.

We depend on a stable and adequate supply of raw materials which are subject to price volatility and other risks. Inadequate or interrupted supply and price fluctuation for raw materials and packaging materials could adversely affect our profitability.

We source a majority of our products from suppliers located in China and the United States, and our suppliers source raw materials and packaging materials within China and the United States. Raw materials used within the production process include, for example, meat, rice, oil, soy beans, starch and sugar. To date, inflationary pressures have not materially impacted the cost of sourcing our products. However, raw materials and packaging materials are subject to price volatility caused by external factors, such as commodity price fluctuations, changes in supply and demand, logistics and processing costs, our bargaining power with suppliers, inflation, and governmental regulations and policies. Our production volume, quality of products and profit margins may be adversely affected. There is no assurance that raw material costs will not increase significantly in the future. As is customary in our industry, we typically are not able to immediately pass raw material price increases onto our customers. As a result, any significant price increase of raw materials may have an adverse effect on our profitability and results of operations. Also, if we were to increase price, we may not be able to completely pass on the increase in raw materials to consumers. Also, such an increase in price may adversely affect our demand. If all or a significant number of our suppliers are unable or unwilling to meet our requirements, we could suffer shortages or significant cost increases. Our suppliers could fail to meet our needs for various reasons, including fires, natural disasters, weather, manufacturing problems, epidemic, crop failure, strikes, transportation interruptions, or government regulation. A failure of supply could also occur due to suppliers’ financial difficulties, including insolvency. Changing suppliers may require long lead time. We may not be able to locate alternative suppliers in sufficient quantities, of suitable quality, or at an acceptable price. Continued supply disruptions could exert pressure on our costs, and we cannot assure you that all or part of any increased costs can be passed along to our customers in a timely manner or at all, which could negatively affect our business, overall profitability and financial performance.

To mitigate the potential impact of COVID-19 (and future pandemics) and other business disruptions (e.g. geopolitical or trade conflicts, natural disasters, or cybercrime etc), we have taken and will continue to take proactive steps to diversify our supply chain, moving away from single-sourcing to a network of diverse, alternative, pre-qualified suppliers of raw materials needed to produce one or more of our products. This approach allows us to secure more favorable commercial terms with our existing suppliers and also reduces the risk of business disruption at one or more stages of the E2E supply chain.

Our business segments, products, lines of service, projects, or operations have not been materially impacted by supply chain disruptions.

The development of online sales network and marketing activities may not meet expectations, or we may fail to manage the coordination of our offline and online sales channels, which may adversely affect our operation results.

As online and social media platforms continue to grow in popularity, any significant growth in our sales through online sales channels in the future may give rise to competition between offline and online sale channels. If we fail to balance the marketing efforts or optimize product mix and pricing strategies among our online and offline sales channels, or otherwise fail to effectively manage the integration of these channels, the competition among these channels may adversely affect our business, financial condition and results of operations.

We expect to further enhance our online strategies and increase sales from our online channels. However, we may not be able to maintain a high growth rate of our online sales, and if we fail to manage the continuous development of our online sales, our business, financial condition and results of operations may be adversely affected.

Our online sales depend on the proper operation of third-party online platforms and any serious interruptions of these platforms could adversely affect our operations.

The development of sales through third-party online platforms is part of our business strategy. We have launched profile pages and sales channels on our third-party online platforms. However, we do not have control over the operation of third-party online platforms and such platform may be vulnerable to damage or interruptions such as power failure, computer viruses, acts of hacking, vandalism and similar events. Any serious interruption or damage to the online platforms may have an adverse effect on our business, financial condition and results of operations. There is no assurance that our online sales strategy will be implemented in accordance with our plan or at all.

Our operating results depend on the effectiveness of our marketing and promotional programs. Improper marketing activities may adversely affect our brand image.

Our operating results are dependent on our brand marketing efforts and advertising activities. We continuously invest in our brands to further raise brand recognition and acceptance and engage in marketing campaigns to promote our products. We utilize tailored and creative branding and marketing strategies, which have achieved positive results. We expect to continue to adopt such strategies in the future. However, if our marketing and advertising strategies do not continue to be successful, our business and operating results may be materially and adversely affected. In addition, we believe marketing trends in China are evolving, which requires us to experiment with new marketing strategies to keep pace with industry developments and consumer preferences. Moreover, as we continue to build up our online platform, we expect our marketing expenses relating to cooperation with online channels to continue to increase.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, results of operations and financial condition may be materially and adversely affected.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Council, the SAMR, the Ministry of Commerce(“MOFCOM”), the State Internet Information Office, the General Administration of Customs and other governmental authorities in charge of the relevant services provided by us. These government authorities promulgate and enforce regulations that cover various aspects of the operation of food products and e-commerce, etc., including entry into these industries, scope of permitted business activities, licenses and permits for various business activities, and restriction on foreign investments. Violations of regulations may lead to the imposition of significant penalties which may affect our business, operations, reputation and financial prospects. In respect of the food industry, in particular, any violation of the relevant laws, rules and regulations may result in penalties and, under certain circumstances, lead to criminal prosecution.

We have obtained food operation licenses to operate our general business activities currently conducted in China, except for Quanzhou Weishi Food Co., Limited which does not hold any assets or operations and we are in the process of applying for relevant food operation licenses for it. In addition, SH Lashu have been filed for record as consignee or consignor of import and export goods. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

New laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. For example, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect in January 2019. We have to cooperate with e-commerce platforms and be in full compliance with E-Commerce Law in order to continue to operate on those e-commerce platforms. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

As we expand into different business models and introduce new products and services to our customers, we may be required to comply with additional laws and regulations that are yet to be determined. To comply with such additional laws and regulations, we may be required to obtain necessary certificates, licenses or permits, as well as allocate additional resources to monitor regulatory and policy developments. Our failure to adequately comply with such additional laws and regulations may delay, or possibly prevent, some of our products or services from being offered to our customers, which may have a material adverse effect on our business, results of operations and financial condition.

We are subject to PRC Advertising Law and related regulations, rules and measures applicable to advertising.

Certain amounts of our revenue are derived from online advertising services. In July 2016, the former State Administration for Industry and Commerce promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective in September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. Under the Internet Advertising Measures, our online advertising services may constitute internet advertisement. On February 25, 2023, the SAMR issued Administrative Measures for Internet Advertising, or the Internet Advertising Administrative Measures, which became effective on May 1, 2023, and replaced the Interim Measures for the Administration of Internet Advertising which became effective on September 1, 2016. According to the Internet Advertising Administrative Measures, the provisions of the Advertising Law and the Internet Advertising Administrative Measures shall apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC. Our online advertising may be subject to the Internet Advertising Administrative Measures.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. For the year ended December 31, 2021, 2022 and 2023, 1.7%, 0.5% and 0.4% of our revenues were derived from advertising service. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving three or more illegal acts within two years or other serious violations, a fine of not less than five times but not more than ten times the advertising expense or a fine of not less than RMB1,000,000 but not more than RMB2,000,000 shall be imposed, and the PRC government may revoke a violator’s business license and revoke the advertisement examination and approval documents and refuse to accept its application for advertisement examination within one year. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising agencies and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Administrative Measures, we are required to take steps to monitor the content of advertisements displayed by us. This requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online advertising and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We have in the past and may continue to seek acquisitions that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies.

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations.

Further, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate and our investments or acquisitions may not yield the results we expect. Even if our assumption is accurate, the integration of acquired businesses into ours may be costly and disruptive to our existing business operations. The integration process involves certain risks and uncertainties, some of which are outside our control, and there can be no assurance that we will be able to realize the anticipated benefits, synergies, cost savings or efficiencies. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We rely on third-party logistics companies to deliver our products. Any delivery delay, improper handling of goods or increase in transportation costs of our logistic service providers could adversely affect our business and results of operations. If the third-party logistics business is interrupted, we may not have sufficient resources to support our product transportation and face the risk of rising transportation prices.

We engage logistics service providers to store and transport products to our customers. For the year ended December 31, 2021, 2022 and 2023, our fulfilment expenses were RMB24.0 million, RMB10.6 million and RMB7.3 million (US$1.0 million), respectively, which represented 11.7%, 5.9% and 3.6% of our total revenue, respectively. The vast majority of our products are delivered by trucks or trains. The services provided by our logistics service providers may be suspended or cancelled due to unforeseen events, which could cause interruption to the sales or delivery of our products. In addition, delivery delays may occur for various reasons beyond our control, including improper handling by our logistics service providers, labor disputes or strikes, acts of war or terrorism, outbreaks of epidemics, earthquakes and other natural disasters.

The majority of our product transportation was provided by independent third-party logistics service providers. Disputes with or a termination of our contractual relationships with one or more of our logistics companies could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics companies on terms acceptable to us, or that we will be able to establish relationships with new logistics companies or expand our logistics team to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with logistics companies or expand our logistics team to cover new territories, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our customers. In addition, as we do not have any direct control over these logistics companies, we cannot guarantee their quality of services. If there is any delay in delivery, damage to products or any other issue, our sales and brand image may be affected.

Any improper handling of our products by the logistics service providers could also result in product contamination or damage, which may in turn lead to product recalls, product liabilities, increased costs and damage to our reputation, which may in turn adversely affect our business, financial condition and results of operations.

The transportation costs of our logistics service providers are subject to factors beyond our control, such as the fluctuation in the gasoline price, increases in road tolls and bridge tolls, and changes in transportation regulations. Any increase in the service costs of our logistics service providers may lead to an increase to our fulfilment expenses, which may in turn negatively affect our results of operations.

We may face the risk of inventory obsolescence.

As of December 31, 2023 and as of December 31, 2022, we had inventories of RMB 10.0 million (US$1.4 million) and RMB6.1 million respectively. Our inventory turnover days were 19.1 days and 21.2 days respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business relies on consumer demand for our products, which depends substantially on factors such as (i) consumer spending patterns, (ii) consumer preferences and tastes, (iii) consumer income, (iv) consumer perceptions of and confidence in our product quality and food safety, and (v) consumer lifestyle. Any change in consumer demand for our products or the occurrences of catastrophic events may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off.

We may not be able to adequately protect our intellectual property, which could adversely affect our business and operations.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2023, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong. We may fail to own or apply for key trademarks in a timely fashion, or at all. For example, several logos we have used for years cannot be registered as trademarks in certain trademark categories in China because a company unaffiliated to us has pre-emptively registered similar logos as trademarks in such categories. As a result, we have been and will not be able to use such logos in areas covered by such trademark categories. Such company complained to the Market Supervision Bureau for the trademark infringement of DDC Shanghai, and DDC Shanghai has already applied for the invalidations of these trademarks at the State Intellectual Property Office, or the SIPO, as well as indicted a series of related administrative actions which have been already accepted by the court. As the trademarks under the legal proceeding are not relevant to our main business and we have adopted timely steps to make enough adjustments to relevant business, including stopped using them in any public place, the unavailability of these trademarks would not materially and adversely affect our business. If such third party actually use such trademarks in product or service similar to us in the future, consumers may be confused and associate any quality issue on the products and services such third party provides with us, which will have an adverse impact on our brand image. We may become an attractive target for certain copycat websites that attempt to cause confusion or diversion of traffic from us in the future because of our brand recognition as a food-related content-driven lifestyle brand in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

We may be accused of infringing intellectual property rights of others and content restrictions of relevant laws.

Third parties may claim that the content posted by us or our products and services infringe upon their intellectual property rights. For example, while offering our advertising services, we may be subject to liabilities such as infringement of copyrights or trademarks and to other claims based on the materials and content posted by us or used on our products and services. The possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated by us or our user communities were deemed by the PRC government to violate any content restrictions, we would not be able to continue displaying such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event, defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, legal fees and other costs, as well as limit our ability to conduct business or require us to change the manner in which we operate. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

Failure to successfully operate our information systems and implement new technology effectively could disrupt our business or reduce our profitability.

We increasingly rely on information technology systems to process, transmit and store information in relation to our operations. A portion of the communications between our personnel and our suppliers, distributors and consumers depends on information technology. Our information technology systems may be vulnerable to interruption due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hackers and other security issues. Any such interruption to our information technology system could disrupt our operations and negatively impact our production and ability to fulfill sales orders, which could have an adverse effect on our business, financial condition and results of operations.

In addition, we may from time to time implement, modify and upgrade our information technology systems and procedures to support our growth and the development of our e-commerce business. These modifications and upgrades could require substantial investment and may not improve our profitability at a level that outweighs their costs, or at all.

Our success depends on the continuing efforts of our senior management team and key personnel and our business may be harmed if we lose their services and cannot timely find proper candidates for substitution.

Our current business performance and future success depend substantially on the abilities and contributions of our senior management members, including our founder, Ms. Norma Ka Yin Chu, all of our executive directors and other key personnel with industry expertise, know-how or experience in areas such as research and development, manufacturing, sales, marketing, financial management, human resources and risk management. If any member of our senior management is unable or ceases to serve in his or her present position, we may not be able to find replacement in a timely basis due to local conditions. As a result, our business may be disrupted, our management quality may deteriorate and our results of operations may be materially and adversely affected. In addition, if any member of our senior management team joins a competitor or forms a competing business, we may lose trade secrets and business know-how as a result. Competition for experienced management in our industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our senior management or attract and retain additional high quality senior executives in the future. Moreover, we rely on our sales personnel to effectively operate our retail network. As we expand our operations, we may not be able to retain such skilled sales personnel at a reasonable cost and our business and results of operations may be materially and adversely affected.

Our performance depends on favorable labor relations with our employees, and any deterioration in labor relations, shortage of labor or material increase in wages may have an adverse effect on our results of operation.

Our success depends on our ability to hire, train, retain and motivate our employees. We consider favorable labor relations as a significant factor that can affect our performance, and any deterioration of our labor relations could cause labor disputes, which could result in disruption of production and operations.

Since the reform and opening up, China has experienced rapid economic growth, which has resulted in significantly increased labor costs. Average labor wages are expected to increase. In addition, we may need to increase our total compensations to attract and retain experienced personnel required to achieve our business objectives. Any material increase in our labor costs may have an adverse effect on our results of operations.

We may not be able to detect or prevent fraud, bribery, or other misconduct committed by our employees, customers or other third parties.

We may be exposed to fraud, bribery, or other misconduct committed by our employees, customers or other third parties, which could subject us to financial losses and penalties from governmental authorities. Although our internal control procedures are designed to monitor our operations and ensure overall compliance, our internal control procedures may be unable to identify all non-compliances, suspicious transactions, fraud, corruption or bribery in a timely manner. If such misconduct occurs, we may suffer from negative publicity and reputation damages.

We may be subject to legal proceedings in the ordinary course of our business. Any adverse outcome of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

We may from time to time become a party to various litigations, arbitrations, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. For example, we may be required to negotiate with, or institute litigation when negotiation fails, against our suppliers for the losses arising out of contaminated raw materials. The compensation clauses in the supply contract may not be adequate enough to remedy our damages. Such litigation could result in substantial costs and diversion of resources, which could negatively affect our sales, profitability and prospects. Even if any such litigation is resolved in our favor, we may not be able to successfully enforce the judgment and remedies awarded by the court and such remedies may not be adequate to compensate us for our actual or anticipated related losses, whether tangible or intangible. Negative publicity relating to such litigation, arbitrations, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brands and services. In addition, ongoing litigation, arbitrations, legal disputes, claims or administrative proceedings may distract our management’s attention and consume our time and other resources. Furthermore, any litigations, arbitrations, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. We are subject to several legal proceedings, which, in the opinion of our management, would not have a material and/or adverse effect on our business, financial condition or results of operations. We may continue to subject to legal proceedings in the future. We cannot assure you that the outcome of the legal proceedings in the future, if any, will be favorable to us. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Consequently, any future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We have limited insurance to cover our potential losses and claims.

We maintained limited insurance, which we believe is customary for businesses of our size and type and in line with the standard commercial practice in our industry. See “Our Business — Insurance.” If we were held liable for uninsured losses, our business and results of operations may be materially and adversely affected. In addition, we are not insured against product liability or business interruptions resulting from natural disasters such as droughts, floods, earthquakes or severe weather conditions, any suspension or cessation in the supply of utilities or other calamities. Any liability claims for damages relating to our products, interruption to our operations, and the resulting losses or damages, could materially and adversely affect our business, results of operations and financial condition.

We may require additional financing to service debt and achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets that we may choose to pursue. These expenditures are expected to include costs associated with research and development, the acquisition or expansion of manufacturing and supply capabilities, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise. Moreover, we have approximately RMB126.2 million (US$17.8 million) in debt which is due in the first quarter of 2025 and which will require significant cash resources to service.

Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, including through public equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations.

Our future capital requirements depend on many factors, including:

●	our ability to restructure our outstanding debt;

●	the number and characteristics of any additional products or manufacturing processes we develop or acquires to serve new or existing markets;

●	the expenses associated with our marketing initiatives;

●	the costs required to fund domestic and international growth, including acquisitions;

●	the scope, progress, results and costs of researching and developing future products or improvements to existing products;

●	any lawsuits related to our products or commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the timing, receipt and amount of sales of future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

●	delay, limit, reduce or terminate our research and development activities or growth and expansion plans; and

●	delay, limit, reduce or terminate the expansion of sales and marketing capabilities or other activities that may be necessary to generate revenue and increase profitability.

Risks Relating to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to service any debt we may have or incur in the future. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our applicable PRC subsidiaries to use their RMB revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our applicable PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises (having no institution or establishment within China or whose incomes have no actual connection to its institution or establishment within China) unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a Cayman Islands holding company conducting a significant portion of our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our subsidiaries in China are subject to foreign debt registrations. In addition, the foreign exchange receipts under the capital account of a domestic institution shall be used pursuant to the principle of authenticity and self-use within its business scope. The foreign exchange receipts under the capital account of a domestic institution and the Renminbi funds obtained from foreign exchange settlement may be used by the domestic institution for expenditures under the current account within its business scope or the expenditure under the capital account permitted by laws and regulations. Such receipts and funds of the domestic institutions shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or other investments than principal-secured products of banks unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly used for granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (iv) used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any contractual agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope. On October 23, 2019, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular No. 28, under which non-investing foreign-invested enterprises are permitted to make equity investments in the PRC with their capital funds in accordance with applicable PRC laws and regulations under the premise that the domestic investment projects are true and in compliance with applicable PRC laws and regulations. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filing on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filing, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

We face uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (the “FIL”), which took effect on January 1, 2020 (with the Implementation Rules to the FIL come into effect from the same day) and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC.

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. Under the FIL, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the FIL. In addition, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China and Hong Kong

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A part of our operations is located in Hong Kong and mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

A part of our operations is located in mainland China, and thus, our PRC subsidiaries are governed by PRC laws and regulations. PRC companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 called for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of the Opinions remain unclear at this stage.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services or data processing activities of such company affect or may affect national security. Through the contractual arrangements with Weishi, DDC Shanghai had collected and possessed personal information of more than one million users. After the contractual arrangements with Weishi were terminated in April 2022, DDC Shanghai still have been possessing this amount of personal information which are stored in mainland China. For purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in rectification, fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On February 17, 2023, the CSRC issued the Trial Measures which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website which became effective on March 31, 2023. Under the Trial Measures, either direct or indirect overseas offering and listing by domestic companies shall fulfill the filing procedure with the CSRC with submitting relevant materials. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. When certain circumstances happen, overseas offering and listing shall not be made. And If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. Pursuant to the Trial Measures, the Guidance Rules and Notice, initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, while domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. Our PRC counsel, Grandall Law Firm (Shanghai) has advised us that, based on its understanding of the current PRC laws and regulations, our offering and listing will be identified as an indirect overseas issuance and listing by the CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. We have submitted the filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures and completed such proceeding in November 2023. However, there is no guarantee that we will continue to comply with the Trial Measures. If we fail to comply with the Trial Measures, we will be required to correct our behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the Guidance Rules and Notice, the revised Provisions, and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. Any failure of us to complete further filings or any other relevant regulatory procedures regarding the issuance and listing of our securities in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

The PRC government has significant oversight and discretion over the conduct of a PRC company’s business and may intervene with or influence its operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our PRC subsidiaries.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money through sales of our equity securities.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, and may intervene or influence our operations at any time, or may exert more oversight and control over offerings conducted overseas. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s app be removed from smartphone app stores.

As such, our PRC subsidiaries may be subjected to various government and regulatory interference in the provinces in which they operate. Our PRC subsidiaries could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. If the PRC government initiates an investigation into us at any time alleging us violation of cybersecurity laws, anti-monopoly laws, and securities offering rules in China in connection with our initial public offering, we may have to spend additional resources and incur additional time delays to comply with the applicable rules, and our business operations will be affected materially and any such action could cause the value of our securities to significantly decline or be worthless.

Further, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

We are not aware of PRC laws and regulations in force explicitly requiring that our Group or our PRC subsidiaries to obtain permission from PRC authorities to issue securities to foreign investors (by DDC Cayman).There is no guarantee that we will continue to comply with additional filing requirements, if any, in the future. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct most of our business operations in China, and a majority of our directors and employees are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in, or that is based primarily in, the United States.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPV”), will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was further amended in December 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be registered with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE or its local branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company.

We cannot provide any assurance that the PRC residents will make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and other applicable laws and regulations or compel all such PRC residents to do so. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in such regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and prospects and our ability to distribute profits to you could be materially and adversely affected.

We and certain of our directors, executive officers and other employees of our PRC subsidiaries and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of our franchisees and their employees, consultants or distributors, because these parties are not always subject to our control. Our franchisees are independent operators and are not subject to our control regarding to our FCPA practice.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, franchisees or distributors of our franchisees may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice 59 with the Ministry of Finance, which was partially amended by Notice 109, and SAT Circular 698, which became effective in January 2008, and SAT Circular 7 in replacement of some of the existing rules in SAT Circular 698, which became effective in February 2015. SAT Circular 698 was fully abolished by SAT Circular 37 in December 2017.

Under SAT Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC corporate income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued SAT Circular 7, Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, which took effective on February 3, 2015, to replace the rules relating to indirect transfers in SAT Circular 698. SAT Circular 7 has introduced a new tax regime that is significantly different from that under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC corporate income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which was issued by the SAT on October 17, 2017 and took effect on December 1, 2017 and was most-recently amended on June 15, 2018, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transfer or from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by SCNPC on September 4, 1992 and newly amended on April 24, 2015 (the “Tax Collection Law”), in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

We may face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under relevant Notices and Circulars, and may be required to expend valuable resources to comply with these Notices and Circulars or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under these Notices and Circulars to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under these Notices and Circulars, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands, or (iv) such PRC domestic enterprise is an affiliate of the foreign investor as stipulated under the M&A Rules. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

If approval by the China Securities Regulatory Commission and other PRC governmental authorities provided under the M&A rules is required in connection with offerings of our securities, we cannot predict whether we will be able to obtain such approval. We completed the CSRC filing in November 2023 for our IPO. However, there is no guarantee that we will continue to comply with additional filing requirements, if any, in the future.

The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC and the MOFCOM, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. As at the date of this annual report, we believe that CSRC’s approval under the M&A Rules is not required for the listing and trading of our Class A Ordinary Shares on the NYSE American given that we are an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by non-PRC citizens and we do not fit into the definition of “overseas special purpose vehicle” under the M&A Rules. As such, we do not fit into the definition of “overseas special purpose vehicle” under the M&A Regulations and we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. MOFCOM’s approval under the M&A Rules is not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules.

There remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval under the M&A Rules is required for an offering of our securities, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future securities offering before the settlement and delivery of the securities that we may offer in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we may offer in the future, you would be doing so at the risk that the settlement and delivery may not occur.

Moreover, except for emphasizing the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies, the Opinions, which was made available to the public on July 6, 2021, also provides that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On February 17, 2023, the CSRC issued the Trial Measures which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website which became effective on March 31, 2023. Under the Trial Measures, either direct or indirect overseas offering and listing by domestic companies shall fulfill the filing procedure with the CSRC with submitting relevant materials. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. When certain circumstances happen, overseas offering and listing shall not be made. And If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. Pursuant to the Trial Measures, the Guidance Rules and Notice, initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, while domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. Our PRC counsel, Grandall Law Firm (Shanghai) has advised us that, based on its understanding of the current PRC laws and regulations, our NYSE American listing should be identified as an indirect overseas listing by the CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. We have submitted the filing materials with the CSRC to fulfill the filing procedure with the CSRC as it related to our IPO and as per requirement of the Trial Measures. However, there is no guarantee that we will continue to comply with the Trial Measures. If we fail to comply with the Trial Measures, we will be required to correct our behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the Guidance Rules and Notice, the revised Provisions, and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. Any failure of us to complete further filings or any other relevant regulatory procedures regarding the issuance and listing of our securities in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

As of the date of this annual report, we believe that no prior permission is required under the M&A Rules, the Opinions or other PRC laws and regulations from any PRC governmental authorities for the listing and trading of our securities on the NYSE American, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; (b) DDC Cayman is a company incorporated under the laws of the Cayman Islands controlled by non-PRC citizens, and we do not fit into the definition of “overseas special purpose vehicle” under the M&A Rules and (c) we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules. We also believe that MOFCOM’s approval under the M&A Rules is not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules. However, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If we or our subsidiaries inadvertently conclude that such permissions or approvals are not required, our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We have been further advised by Grandall Law Firm (Shanghai), our PRC legal adviser, that (i) our PRC subsidiaries have obtained all necessary permissions or approvals and authorizations in the PRC in all material aspects in relation to conducting its current business operations in China, except for Quanzhou Weishi Food Co., Limited which does not hold any assets or operations for now and we are in the process of applying for relevant food operation license for it; and (ii) we are not required to obtain any permission or approval from any Chinese authority to issue securities to foreign investors (by DDC Cayman) or in connection with our current listing on the NYSE American under Chinese laws or regulations in effect, except for the CSRC filing for this issuance and listing which was completed in November 2023. However, there is no guarantee that such completed proceedings will not be denied or rescinded. We (including DDC Cayman and all its subsidiaries) have not received any inquiry, notice, warning, sanctions or regulatory objection to our current listing on the NYSE American from the CSRC or any other PRC governmental authorities.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval under the M&A rules is required for our current listing on the NYSE American, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our current listing on the NYSE American. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from offerings of our securities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future securities offering before the settlement and delivery of the securities that we may offer in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we may offer in the future, you would be doing so at the risk that the settlement and delivery may not occur. Besides, any failure of us to fully comply with any new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our Company’s business and results of operations we may pursue in the future.

A part of our operations is located in mainland China and Hong Kong, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC and Hong Kong may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our PRC and Hong Kong subsidiaries’ ability to operate its business.

Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong- or PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using part of the proceeds from securities offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds our Group transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to registration with the SAMR (or its local branches) and filing with the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and (if applicable) registration with other relevant governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registration, our ability to use part of the proceeds of our securities offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulated the conversion by foreign-invested enterprises, or FIEs, of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provided that any Renminbi capital converted from registered capitals in foreign currency of FIEs might only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital might not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital might not be changed without SAFE approval, and such Renminbi capital might not in any case be used to repay Renminbi loans if the proceeds of such loans had not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 would not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE was permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continued to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for (i) expenditure beyond their business scopes or prohibited by the laws and regulations of the state, (ii) directly or indirectly investing in securities unless otherwise provided by laws and regulations, (iii) providing entrusted loans in RMB (except where the business scope permits), repaying loans between non-financial enterprises (including advances from third parties) or repaying RMB loans from bank that have been transferred to third parties, (iv) paying the related expenses of purchasing real estate not for self-use except for foreign-invested real estate enterprises. Violations of these Circulars could result in severe monetary or other penalties. These restrictions were reiterated and replaced by SAFE Circular 16, the Circular on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, which was promulgated and implemented by the SAFE on June 9, 2016. According to SAFE Circular 16, the foreign exchange receipts under the capital account of a domestic institution shall be used pursuant to the principle of authenticity and self-use within its business scope. The foreign exchange receipts under the capital account of a domestic institution and the Renminbi funds obtained from foreign exchange settlement may be used by the domestic institution for expenditures under the current account within its business scope or the expenditure under the capital account permitted by laws and regulations. Such receipts and funds of the domestic institutions shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or other investments than principal-secured products of banks unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly used for granting the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (iv) used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any contractual agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope.

SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from part of the net proceeds of our initial public offering to fund the establishment of new entities in China by our subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due, but its assets are insufficient to clear such debts or it becomes demonstrably insolvent.

Our PRC subsidiary holds certain assets that are important to our business operations. If our PRC subsidiary undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective on May 13, 2013, if any of our PRC subsidiaries undergoes a liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our securities offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Some of our cash are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our Shanghai subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. As we have some operations in PRC, we expect a portion of our cash will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize our Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiary.

A significant portion of our cash has been invested in short term investments which may decline in value and which we may not be able to convert to cash when necessary to satisfy our obligations

As of December 31, 2023, approximately RMB104 million (US$14.7 million) of our cash is invested in short term investment accounts at money market fund. These accounts could decline in value and may not be available for withdrawal when cash is needed, which would negatively impact our financial condition and ability to operate.

Dividends paid to our foreign investors and gains on the sale of the Class A Ordinary Shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or our subsidiary established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the Class A Ordinary Shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our subsidiaries in the PRC, Hong Kong and the United States. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. Our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our Affiliated Entities may enter into in the future may also restrict the ability of our Affiliated Entities to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law, was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

We are a Cayman Islands corporation and a significant portion of our business is conducted in the PRC. Moreover, all of our directors are located outside of the United States and except for Mr. Matthew Gene Mouw, are all nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, we conduct most of our operations in China, and most of our assets, including our cash, cash equivalents and short term investments, are located in China and Hongkong. All of our directors are located outside of the United States and except for Mr. Matthew Gene Mouw, are all nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Ms. Norma Ka Yin Chu, our Chief Executive Officer and Chairwoman, is a permanent resident of Hong Kong; and Samuel Chun Kong Shih, our independent director, is a permanent resident of Canada.

As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons in the Cayman Islands or in China, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

The Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks related to required contributions to various employee benefit plans and individual income tax withholdings on employees’ salaries as required by PRC regulations.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to use these leased properties or increase the costs for relocating our business premises.

We leased our business premises from third parties who either own the properties or lease the properties from the ultimate property owner. Some of our lessors were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our lease agreements generally require the lessor to make such registrations, however, as of the date of this Annual report, the lease agreements relating to certain of our business premises had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs for relocating our business premises.

The recent enactment of the Holding Foreign Companies Accountable Act may result in de-listing of our securities.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act. The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20 and sought public comment in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. We will be required to comply with these rules if the SEC identifies us as having a ‘non-inspection’ year under a process to be subsequently established by the SEC.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years, thus reducing the time period before which our securities may be prohibited from trading or delisted. The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the share could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our Class A ordinary shares could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

On December 2, 2021, the SEC adopted final rules implementing the HFCAA. On a rolling basis, the SEC will identify issuers with auditors that the PCAOB is unable to inspect or investigate completely because of non-US governmental restrictions. If an issuer is identified for three consecutive years, the SEC will publish an order prohibiting the trading of the issuer’s securities on a U.S. stock exchange and the U.S. over-the-counter market. If the SEC identifies us for three consecutive years as an issuer with auditors that the PCAOB is unable to inspect or investigate completely because of non-US governmental restrictions, under the HFCAA, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, KPMG Huazhen LLP, is headquartered in mainland China or Hong Kong and was identified in this report as a firm subject to the PCAOB’s determination.

On Aug. 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, and stated the cooperation will be launched soon. The Statement scheduled several important issues including the purpose, scope and form of the cooperation, use of information and specific data protection during the cooperation, etc. In particular, Chinese authorities have committed to four critical items: First, in accordance with the Sarbanes-Oxley Act, the PCAOB has independent discretion to select any issuer audits for inspection or investigation; Second, the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; Third, the PCAOB has the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and Fourth, PCAOB inspectors can see complete audit work papers without any redactions. On the last item, the PCAOB was able to establish view only procedures — as it has done in the past with certain other jurisdictions — for targeted pieces of information (for example, personally identifiable information). As uncertainties remain regarding the details of the cooperation and the implementation by the authorities of the two sides, the risks we faced regarding the de-listing of our securities because of non-compliance to the laws and regulations adopted by the US authorities will still exist.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary Shares will be delisted from the NYSE American and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to our operations, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor’s audit working papers related to our operations are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

If in the future the PCAOB is unable to conduct full inspections of auditors in China, it will become more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. As a result, investors may be deprived of the benefits of PCAOB inspections. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, which could result in the imposition of penalties against such accounting firm, such as suspension of its ability to practice before the SEC. If we are required to engage a new audit firm, we may incur significant expense and management time. All of these could cause our investors and potential investors in our securities to lose confidence in our audit procedures, reported financial information and the quality of our financial statements. The market price of our Class A ordinary shares could be adversely affected. Further, if the PCAOB determines that it cannot inspect or investigate completely independent registered public accounting firm for a period of two consecutive years, trading in our securities may be prohibited under the HFCAA and an exchange may determine to delist our securities. The delisting of our securities, or the threat of such securities being delisted, may materially and adversely affect the value of your investment.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our former independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC.  On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our securities from the NYSE American or the termination of the registration of our securities under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our in the United States.

Risks Related to Our Securities

An active trading market for our Class A Ordinary Shares may not be sustained.

Prior to our IPO in November 2023, there has been no public market for our Ordinary Shares, including our Class A Ordinary Shares. An active trading market for our Class A Ordinary Shares may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A Ordinary Shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Class A Ordinary Shares as consideration.

In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities. For example, we are not currently compliant with NYSE American listing standards, including, for example, the requirement that we timely file reports with the SEC and that our shares trade above $1.00 per share. If we fail to satisfy these and all other listing requirements our shares will be delisted on the NYSE American.

We expect that the price of our Class A Ordinary Shares will fluctuate substantially. For example, since our IPO in November 2023 through January 20, 2025, the closing price of our Class A Ordinary Shares as quoted on the NYSE American has ranged from $6.37 to $0.12 per share.

The market price of our Class A Ordinary Shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following our IPO.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares will consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share, which are held by our founder and CEO, Norma Chu, is entitled to ten votes. Under our Articles, Class B Ordinary Shares are not convertible into Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Only Class A Ordinary Shares are tradable on the market.

The holder of Class B Ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares, including the 875,000 Class B Ordinary Shares that are authorized but have not been issued, may be dilutive to the voting power of holders of Class A Ordinary shares. Additionally, at our special stockholder meeting in November 2024, our shareholders authorized our Board of Directors to complete a reverse split of our Class A Ordinary Shares within one year from shareholder approval within a range of zero reverse split to a reverse split of 1 for 25, as determined by our Board. However, we will not split the Class B Ordinary Shares. This measure will increase the relative voting power of the Class B Ordinary Shares and reduce the relative voting power of the Class A Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, the holder of the Class B Ordinary shares has and will continue to have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. The holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our shares have traded under $5.00 per Class A Ordinary Share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our stock has in the past and may continue in the future to trade below $5.00 per share. As a result, our stock could be known as a “penny stock”, subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of shares of our Class A Ordinary Shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Our share price may be volatile and may fluctuate.

The factors below may also have a material adverse effect on the market price of our Class A Ordinary Shares:

●	fluctuations in our results of operations;

●	our ability to enter new markets;

●	negative publicity;

●	changes in securities or industry analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

●	regulatory developments affecting our industry;

●	announcements of studies and reports relating to our products or those of our competitors;

●	changes in economic performance or market valuations of our competitors;

●	actual or anticipated fluctuations in our quarterly results;

●	conditions in the industries in which we operate;

●	announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

●	additions to or departures of our key executives and employees;

●	fluctuations of exchange rates; and

●	sales or perceived sales of additional shares of our Class A Ordinary Shares or Preferred Shares.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the issuer that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

We intend to grant employee share options and other share-based awards in the future. We will recognize any share-based compensation expenses in our consolidated statements of operations and comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We adopted an employee share option plan in 2023, or the 2023 ESOP, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. As of the date of filing this annual report, awards may be granted under the 2023 ESOP for up to 5,200,000 Class A Ordinary Shares. In addition, on January 1 of each year, additional shares will be added to the 2023 ESOP in an amount up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; provided that the total number of Class A Ordinary Shares which may be issued upon exercise of all options to be granted to all participants under the 2023 ESOP shall not in aggregate exceed 15% of the Company’s issued and outstanding Class A Ordinary Shares. As a result of this annual automatic increase, we expect that as of January 1, 2025, an additional 6.6 million shares will be available for issuance under the 2023 ESOP As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

If we fail to meet applicable listing requirements, the NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NYSE American. If we fail to comply with the applicable listing standards and NYSE American delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

On April 23, 2024, we received notice from the NYSE American that we were not in compliance with the minimum stockholders’ equity requirement. The NYSE American has accepted our plan to regain compliance by October 23, 2025 and is monitoring our progress under our plan. We believe that as of the date of filing this Annual Report we in in compliance with the stockholders’ equity requirement. However, the NYSE American may not agree and we may fail to meet this listing requirement in the future, for example, if our stockholders’ equity is reduced by ongoing loses from operations or losses from other events such as impairment of good will, reduction in value of investments, etc. Failure to maintain compliance would have a material adverse effect on our stock price.

The NYSE American continued listing standards also require that our stock not trade below $1.00 per share for 30 consecutive days. Our stock has been trading below $1.00 share for more that 30 consecutive days. If we fail to satisfy this requirement, our stock could be delisted which would have a material adverse effect on our stock price.

Our 2023 Annual Report was not filed with the SEC in a timely fashion. This and any other future filing delinquencies could cause our stock to be delisted from the NYSE American which would have a material adverse effect on our stock price.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although our Class A Ordinary Shares are covered securities, and although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We have identified one material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

Pursuant to Section 404 of Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2024. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023. The material weakness identified is our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures will significantly improve or remediate the material weakness described above.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its reviews under Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A ordinary shares could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future.

We have never paid dividends on Ordinary Shares and do not currently anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. Under Cayman Islands law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NYSE rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. For example, we have chosen to comply with the Cayman Island laws which do not require shareholder approval for issuances of shares exceeding 20% of our outstanding shares, whereas the NYSE would otherwise require shareholder approval for such issuances. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and projections as to the market price of our Class A Ordinary Shares we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be treated as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Class A Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., referred to as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

Upon completion of our IPO, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the NYSE. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised), or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is DDC Cayman; however, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Item 4. Information on the Company

4.A. History and Development of the Company

We are a food innovator with leading content driven (i.e. using content to reach and engage target customers) consumer brands offering easy, convenient RTH, RTC, RTE and plant-based meal products (i.e. meal products consisting largely or solely of vegetables, fruits, grains and other foods derived from plant-based protein, rather than animal protein) while promoting healthier lifestyle choices to our predominately Millennial and Generation Z (“GenZ”) customer-base. We are also engaged in the provision of advertising services.

We were founded in Hong Kong in 2012 by Ms. Norma Ka Yin Chu, a highly regarded entrepreneur and a true cooking enthusiast, as an online platform which distributed food recipes and culinary content. Subsequently, we further expanded our business to provide advertising services to brands that wish to place advertisements on our platform or video content. In 2015, we entered the Mainland China market through the establishment of DDC Shanghai to engage in technology development of computer software, food circulation and advertising production in China. In 2017, we started expanded our business from content creation to content commerce. Later in 2019, we extended our business to include the production and sale of, among others, own-branded RTH, RTC convenient meal solution products.

As of December 31, 2023, our main product categories include (i) own-branded RTH products — typically semi-cooked meals with some but minimal preparation required ahead of serving, (ii) own-branded RTC products — ready to be consumed within 8 to 15 minutes with some additional cooking preparation, (iii) own-branded RTE products — typically pre -cooked meals that are ready to serve with minimal level of additional preparation, which includes our plant-based meal products localized for the palate of an Asian consumer, and (iv) private label products (i.e. third-party branded food products).

4.B. Business Overview

Our omni-channel (online and offline) sales, end-to-end (“E2E”) product development and distribution strategy, and data analytics capabilities enable us to successfully identify, assess, and pivot to cater to changing consumer preferences and trends across multiple customer segments and price-points. From a product distribution standpoint, we have created a network of direct-to-customer (“D2C”), retailer, and wholesaler sale options.

●	We operate in the Mainland China market but are actively expanding into international markets including but not limited to the United States;

●	We own multiple brands in our portfolio that provide convenient meal solution products to a wide range of consumers. We are actively looking for acquisition opportunities in complimentary brands in the Asian food and cooking categories as well as targets that can strengthen the company’s network of sales distribution; and

●	We have access to a network of offline point-of-sales (“POS”) through partnerships with a network of distributors to drive retail network sales performance. Equally important, we have selective direct-to-consumer e-commerce platform and e-commerce platform operations that drive online sales performance.

Our Industry

We compete primarily in the convenient meal solutions market providing RTE, RTC and RTH products to our customers. With (i) the proliferation of food delivery service options, (ii) a shift in customer preference and behavior away from home-cooked to convenience, and (iii) an increase in GDP per capita/overall disposable income (both in our target demographic and in-general) the demand for convenient meal solution products including RTC/RTE products has increased significantly. Customers have also become more discerning and expect RTC/RTH/RTE products to be of a high quality, have a higher nutritional value, and taste better when compared with other processed or semi-processed food product categories. Typically, RTC and RTE meals are made using high-quality and seasonal ingredients with full traceability at every stage of the food chain and a focus on nutritional value and maintaining a balanced diet is factored into the recipe and product R&D process.

Internationally, an increasing number of customers are in pursuit of a healthier lifestyle and favor healthier ready-to-cook products instead of RTC products of high calories as well as healthier ready-to-eat products instead of junk food. Chinese companies in the RTC and RTE industry, because of their well-established value chains, are able to offer RTC and RTE products of competitive prices in markets like North America and Europe despite the additional logistic expenses. Thus, Chinese companies that are actively seeking international expansion opportunities are well positioned to gain share in the global RTC and RTE market.

Our Strategies

International market expansion

Internationally, the development history of mature overseas RTC and RTE markets nurtures an extensive customer base of RTC and RTE products. Chinese companies in the RTC and RTE industry, attributable to their well-established value chains, are able to offer RTC and RTE products of competitive prices in markets like North America and Europe despite the additional logistic expenses. Thus, Chinese companies that are actively seeking international expansion opportunities are well positioned to further gain share in the global RTC and RTE market.

Moreover, around the globe, the public has been paying more attention to environmental and natural resources protection over the past decades. Compared to foreign brands, domestic Chinese brands pay more attention to the recipe R&D and introduce various plant-based meat food products into the market, covering from Western cuisine to Chinese cuisine, including but not limited to Panini, pizza, hamburgers, braised rice, pies, noodles, and other products to cater consumers. The processed volume of soybean protein and pea protein in China contributes nearly half of the global volume every year, which provides a significant advantage in raw materials for Chinese plant-based meat food products companies.

In view of the above and to the extent permitted by operational performance, we may raise funds from investors for strategic expansion of our business in the U.S. and Southeast Asia with a goal of achieving expense efficiencies and widening our customer base.

For the U.S., we have devised a three-fold strategy: (1) to launch our products through major Asian-focused online and offline sales channels, (2) to launch our direct-to-consumer stores on Amazon and our U.S. website, and (3) to grow through acquisitions. Since July 2022, we have successfully gained access to the U.S. market through sales on Yamibuy.com, one of the largest Asia food e-commerce platforms headquartered in the U.S. In May 2023, we entered into a purchase agreement to acquire “Nona Lim”, an Asian food brand based in San Francisco, USA. The brand sells Ready-To-Cook Asian noodle meal kits and a variety of soup bases to its customers through an established distribution network in the United States, including major retailers such as Whole Foods Market, Target, and Kroger. The acquisition of Nona Lim was completed in July 2023. This acquisition enables us to expand our customer base into the US market. As for the Southeast Asian market, we are currently negotiating with local companies that would give us instant access to a growing customer base in the RTC and RTE meal markets.

Enhance our sales and marketing capabilities, as well as our sphere of influence

We will continue to monitor the performance of our e-commerce partners and platforms, adapt our product pricing strategy and offerings, and expand our fulfilment capabilities to support our revenue targets. We plan to engage more up-and-coming social e-commerce platforms to (i) drive higher traffic to our stores through more and closer collaborations; (ii) improve our ability to aggressively penetrate non-tier 1 cities and (iii) accelerate the growth of our paid customer base. In addition, we will continue to improve our sales and marketing capabilities and leverage the internet and various social media platforms to build brand awareness in non-Tier 1 cities in China. We will also engage content and social media marketing providers and platforms to drive an increase in average order value (“AOV”), repeat purchases, and to attract net-new users to our platform.

Continue to innovate and expand product offerings

We expect consumer demand for RTH, RTC, RTE and plant-based meal products to not only persist, but to grow at an accelerated rate. We plan to leverage our deep industry expertise, data-informed consumer insights, and predictive analytics to identify meaningful consumer trends and then partner with and solicit product feedback from our customers to optimize and expand on our existing product portfolio. We are committed to strengthening our R&D and product development capabilities to improve our ability to innovate more effectively within our core product categories.

Mergers and Acquisitions (“M&A”) Strategy

M&A is a key growth strategy going forward for the Company in order for us to execute on the multi-brand strategy and also further diversify away from brand concentration risks and into markets outside of China. Historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales were zero in 2021 and 2022 and accounted for 4.21% of our total revenue for the year ended December 31, 2023. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the U.S., Europe, Australia, SE Asia, and Middle East. As a group, we are targeting to have international sales to account for up to 30% of total revenue in 2024 and around 50% in 2025. Since July 2023, we have acquired three Asian food brand companies in the U.S. including Nona Lim, Yai’s Thai, and Omsom. Looking forward, we will continue to identify targets but to the extent permitted due to our recurring losses from operations and an accumulated deficit, we will evaluate and opportunistically execute on strategic joint ventures (JV), potential investments and acquisition opportunities across the value-chain with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimize our existing brand marketing and sales channel management capabilities. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. Apart from executing acquisitions with considerations paid through share exchanges, we will consider raising funds from investors to have an option to acquire companies through a mixture of cash and equity.

4.C. Organizational structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this annual report (All holdings without specifying the percentage are 100%):

DDC Enterprise Limited (Cayman)
DDC OpenStudio Limited (Cayman)
Perfect Foods Inc.(Cayman)
Grand Leader Technology Limited (Hong Kong)
DDC US Inc.
DDC OpenStudio Media Limited (Hong Kong)
Good Foods HK Limited(Hong Kong)
Cook US LLC
Cook San Francisco, LLC
Cook San Francisco Incentive Company, LLC
Nona Lim Online LLC
51%
Lin's Group Limited (Hong Kong)
Offshore (Non PRC)
Onshore (PRC)
Shanghai Lashu Import and Export Trading Co., Ltd.
Shanghai DayDayCook Information Technology Co., Ltd.
Mengwei online store (Aug. 19, 2023 sold)
67%
Hangzhou Jushi Cultural Media Co., Ltd.
Chongqing DayDayCook E-commerce Co., Ltd.
Quanzhou DayDayCook Food Co., Ltd.
60%
Shanghai Lishang Trading Ltd.
51%
Shanghai Youlong Industrial Co., Ltd.
60%
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.
Quanzhou Weishi food Co., Ltd.
60%
Shanghai Yuli Development Ltd.
51%
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.
Hangzhou Damao Technology Co., Ltd.

4.D. Property, plants and equipment

We are headquartered in Shanghai, China and have offices in Shanghai, Fujian, Hongkong and U.S. As of the date of this annual report, we have leased office space and warehouses in our key markets. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results

We are a food innovator with leading content driven consumer brands in China. We offer easy, convenient RTH, RTC, RTE (i.e. meal products are typically portioned with only the servings you actually need, which can reduce waste! Convenience is at an all-time high with ready-to-eat prepared food. They reduce the time and energy needed to prepare a meal at home while never compromising on food safety, variety, and selection. We also offer plant-based meal products promoting healthier lifestyle choices to our predominately Millennial and GenZ customer-base. We are also engaged in the provision of advertising services.

We have an omni-channel (online and offline) sales, end-to-end (“E2E”) product development and distribution strategy. We have partnered with (i) large China-based e-commerce platforms, (ii) leading livestreaming, video-sharing, content-marketing platforms, and (iii) online-merged-offline (“OmO”) group-buy platforms to drive online sales. We have access to a network of direct-to-consumer (“D2C”) retail, wholesale Point-of-Sales (“POS”), and other corporate partnerships for the offline sale and distribution of our products. We continue to engage and grow our customer-base through curated and relevant video-content, product placement, and a customer-feedback informed product development and distribution strategy.

For the year ended December 31, 2023, we recorded RMB205.5 million (US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase.

The increase in total revenue was mainly due to the increase in offline consumer product sales of RMB64.4 million (US$9.1 million) deducted by the decrease of online consumer product sales of RMB36.2 million (US$5.1 million). In the second quarter of 2022, nationwide strict lockdown measures were imposed by the Chinese government in response to the outbreak of the COVID-19 Omicron variant, which led to disruption to all social and economic activities. As a result, fewer shipping locations were open, and our e-commerce operations were adversely affected. As a result, we decided to expand DayDayCook’s brand portfolio via acquisition of target companies with more offline distributors.

For the year ended December 31, 2023, we incurred net loss of RMB162.0 million (US$22.8 million) and net loss of RMB122.2 million for the year ended December 31, 2022. We also had negative cash flows from operating activities of RMB89.4 million (US$12.6 million) and RMB37.1 million for the years ended December 31, 2023 and 2022 respectively.

Management uses the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the years ended December 31, 2023 and 2022, we incurred an adjusted EBITDA with loss of RMB38.6 million (US$5.4 million) and loss of RMB37.5 million respectively. For details, please refer to section “Non-GAAP Financial Measure”.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our business, specifically the RTC, RTH, RTE and plant-based product and service markets in China and the United States. These include (but are not limited to):

●	China’s rapid economic growth and urbanization, which has resulted in an increase in per capita annual disposable income;

●	China’s investments in its technological infrastructure and increase in internet and mobile subscriber penetration rates induced by COVID-19;

●	Favorable domestic social, governmental, and economic reforms centered on promoting a healthier lifestyle and life-choices; and

●	Broader shift in consumer preferences, trends, and purchasing behavior to convenience without compromising on quality and/or nutritional value.

Unfavorable changes in any of the above factors could adversely affect demand for our products and/or services and impact our results of operations.

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — We rely on both growing our own “DayDayCook” branded product sales and private label product sales. This combined strategy was prompted by the need to (i) improve our competitiveness in the RTC, RTH, RTE and plant-based meat food sectors, (ii) expand DayDayCook own-branded in the market by new acquisition with more scope of offline distributors and (iii) improve the overall margin profile of the business. Sales from RTC, RTH and RTE has increased from 29.5% of our revenue in the year ended December 31, 2022 to 36.1% of our revenue in the year ended December 31, 2023. This was a result of acquisitions of companies focusing on offline distribution of both DayDayCook own-branded and private label products, which generated higher net margins. We expect growth for the DayDayCook own-branded product to outpace private-label product sales. This shift will require us to plan, develop, and successfully execute on multi-channel sales, marketing, and distribution strategy.

Long-Term Consumer Trends and Demand — As the China RTC market is expected to benefit from a shift in customer taste and preferences to convenient cooking and meal options, the RTC market is expected to grow to RMB564.5 billion (US$83.5 billion) by 2026, a CAGR (2021-2026) of 17.2%. While plant-based products are a nascent Fast-Moving Consumer Goods (“FMCG”) category in China, there is significant demand from younger customer segments for plant-based substitutes/alternatives. Demand for food products that are more environmentally friendly and viable alternatives to/substitutes for traditional protein sources is expected to increase. As a result, the market for plant-based products is expected to experience a CAGR (2021-2026) of 11.0%. Total revenue is projected to increase from RMB5.1 billion (US$703.3 million) in 2021 to RMB8.6 billion (US$1.2 billion) in 2026. As a leader in the RTC/RTH space, given the recent partnership with PFI Foods, a leading China-based alternative meat manufacturer, and a Board of Directors and advisory network with significant operating and domain expertise, we should be able to identify and pivot to cater to evolving customer trends and consumption behavior.

Competition — The food and e-commerce industries in China are highly competitive. We compete with different competitors in each of our business lines. Our current and potential competitors can be divided into different categories: (i) traditional RTH, emerging RTC, and RTC food companies (domestic and international) in China, (ii) major plant-based food companies in China, (iii) major content providers in China focused on food, and (iv) other major internet companies in China that may enter the food-related content distribution or e-commerce business area. There are certain barriers to entry that have limited the number and success of foreign entrants, emerging, and traditional-cum-emerging brands, including our (i) brand awareness, (ii) E2E supply-chain visibility, (iii) strategic and preferred service agreements with product and distribution partners, (iv) product R&D and go-to-market capabilities, and (v) board of directors and advisory network.

Regulatory Environment — As we are an (i) omni-channel B2B and B2C and (ii) food distribution business, we are subject to various customer data, food safety and quality control, and employer-employee related regulations and policy frameworks. We work with the Cyberspace Administration of China (CAC), the State Administration for Market Regulation (SAMR), the Ministry of Commerce (the “MOFCOM”), the State Internet Information Office, the General Administration of Customs, All-China Federation of Trade Unions (ACFTU) and other governmental authorities in charge of the relevant services provided by us to ensure we are compliant with evolving laws, regulations, and standards.

Operating Costs — Our operating costs include packaged product costs, direct labor, other wages and related benefits, selling, distribution, and other general and administrative expenses. We proactively manage and look for opportunities to reduce our operating expenses as a percentage (%) of revenues by negotiating preferred or renegotiating existing purchasing agreements with one or more vendors/service providers.

Sales and Marketing Costs — Costs associated with sales and marketing was RMB17.4 million (US$2.5 million) in 2023, decreased by 16.3% compared with RMB20.8 million in 2022. We expect such cost will increase in future to support our revenue growth continually. However, we expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans and convertible loans used to finance our ongoing working capital requirements. As of December 31, 2023 and December 31, 2022, the outstanding balance on the shareholder loan was RMB83.1 million (US$11.7 million) and RMB95.6 million respectively. The outstanding balances of convertible loans as of December 31, 2023 and December 31, 2022 were RMB21.4 million (US$3.0 million) and RMB37.8 million, respectively.

Mergers and Acquisitions (“M&A”) — M&A is a key growth strategy going forward. We will evaluate and opportunistically execute strategic joint ventures (JV), potential investments, and acquisition opportunities with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimise our existing supply-chain management capabilities. The M&A strategy will continue to evolve with our changing needs and requirements. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the US, Europe, Australia, SE Asia, and Middle East. As a group, we are targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025. However, historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales were zero in 2022 and accounted for 2.0% of our total revenue for the year ended December 31, 2023. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. On December 26, 2023, we entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024 and helped us on the expansion in the U.S. market. On June 12, 2024, we acquired Omsom, an Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary.

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Online consumer product sales	148,570,430	67,016,645	30,811,746	4,339,744
Offline consumer product sales	42,819,538	109,403,748	173,783,356	24,476,874
Revenues from collaborative arrangements	8,244,967	1,867,042	—	—
Advertising service	3,413,183	870,580	886,802	124,903
Experience stores	2,131,324	428,051	—	—
Total Revenues	205,179,442	179,586,066	205,481,904	28,941,521

Cost of products	(164,541,069)	(134,462,728)	(153,316,804)	(21,594,221)
Cost of services	(4,180,765)	(1,196,469)	(709,787)	(99,971)
Total Cost of revenues	(168,721,834)	(135,659,197)	(154,026,591)	(21,694,192)

Gross profit	36,457,608	43,926,869	51,455,313	7,247,329

Fulfilment expenses	(23,967,825)	(10,630,884)	(7,315,978)	(1,030,434)
Sales and marketing expenses	(59,239,750)	(20,763,218)	(17,440,192)	(2,456,400)
Research and development expenses	(233,663)	—	—	—
General and administrative expenses	(66,636,360)	(53,543,862)	(82,460,706)	(11,614,348)
Impairment loss on goodwill	—	—	(6,592,220)	(928,495)
Share based compensation	—	(38,993,201)	(83,863,299)	(11,811,899)
Loss from operations	(113,619,990)	(80,004,296)	(146,217,082)	(20,594,247)

Interest expenses	(22,842,091)	(30,826,950)	(12,178,668)	(1,715,329)
Interest income	9,783	465,162	2,562,605	360,935
Foreign currency exchange (loss)/gain, net	(147,413)	671,007	(66,798)	(9,408)
Impairment loss for equity investments accounted for using measurement alternative	—	(22,705,285)	(8,288,296)	(1,167,382)
Gain from deconsolidation of VIEs	—	13,543,650	134,665	18,967
Other income	5,581,534	1,599,746	421,449	59,360
Other expenses, net	(266,083,985)	—	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260	2,408,661

Loss before income tax expenses	(457,866,566)	(119,132,855)	(156,970,922)	(22,108,894)

Income tax expense	(816,868)	(3,115,753)	(5,004,766)	(704,907)
Net loss	(458,683,434)	(122,248,608)	(161,975,688)	(22,813,801)

Key Components of Our Results of Operations

Revenues

We are a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient RTC, RTH and RTE meals. We also offer plant-based meal products promoting healthier lifestyle choices to our predominately Millennial and GenZ customer-base.

The following table sets forth types of our revenue for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Ready to heat (“RTH”)	56,786,910	16,381,564	4,758,751	670,256
Ready to cook (“RTC”)	856,254	2,545,547	10,783,121	1,518,771
Ready to eat (“RTE”) & Plant base	39,643,744	34,115,276	58,623,131	8,256,895
Private label products	80,108,791	121,656,429	130,430,099	18,370,696
Fresh products	13,994,269	1,721,577	—	—
Revenues from collaborative arrangements	8,244,967	1,867,042	—	—
Advertising service	3,413,183	870,580	886,802	124,903
Experience stores	2,131,324	428,051	—	—
Revenues	205,179,442	179,586,066	205,481,904	28,941,521

The following table further elaborates our revenue by channels for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Online consumer product sales	148,570,430	67,016,645	30,811,746	4,339,744
Offline consumer product sales	42,819,538	109,403,748	173,783,356	24,476,874
Revenues from collaborative arrangements	8,244,967	1,867,042	—	—
Advertising	3,413,183	870,580	886,802	124,903
Experience stores	2,131,324	428,051	—	—
Total Revenues	205,179,442	179,586,066	205,481,904	28,941,521

Cost of Revenues

Our cost of revenues primarily consists of (i) product costs, (ii) personnel costs, (iii) lease expenses, and (iv) other costs. The table below shows the cost of revenues in absolute amounts for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Product costs	158,908,546	131,376,909	152,732,863	21,511,974
Personnel costs	5,024,247	2,424,475	943,640	132,909
Lease expenses	3,363,524	643,311	—	—
Others	1,425,517	1,214,502	350,088	49,309
Total cost of revenues	168,721,834	135,659,197	154,026,591	21,694,192

Product Costs:

“Product Costs” represents costs of consumer products sold online and offline. Product costs were 77.5%, 73.2% and 74.3% of total revenues for the year ended December 31, 2021, 2022 and 2023. Due to an increase in competitors during COVID-19, the fierce competition affected our online sales during the period of early 2022. The Group offered discounts to customers to maintain and grow its market share, but at the same time was able to transfer part of that cost to suppliers who offered more competitive product costs.

Personnel Costs:

“Personnel Costs” represents the costs directly related to the revenue such as operation employee of experience store and retail shops. Due to COVID-19, we had to close all our experience stores in 2022. The closure of all retail locations also corresponded to a decrease in the revenue from experience stores.

Lease expenses:

“Lease expenses” represents (i) the lease expenses associated with the farm land located near Shanghai, and (ii) the experience store lease expenses. Our total lease expenses for the year ended December 31, 2021, 2022 and 2023 were RMB3.4 million, RMB0.6 million and nil respectively.

Others:

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the year ended December 31, 2021, 2022 and 2023, other costs represented less than 1% of total costs respectively.

Operating Expenses

Our operating expenses consists of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) share-based compensation.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Fulfilment expenses	23,967,825	10,630,884	7,315,978	1,030,434
Sales and marketing expenses	59,239,750	20,763,218	17,440,192	2,456,400
General and administrative expenses (including research and development expenses)	66,870,023	53,543,862	82,460,706	11,614,348
Impairment loss on goodwill	—	—	6,592,220	928,495
Share-based compensation	—	38,993,201	83,863,299	11,811,899

Fulfilment expenses:

“Fulfilment expenses” mainly consists of (i) logistics and shipping costs for delivering the goods to the customers, and (ii) packaging costs for the products sales.

Sales and marketing expenses:

“Sales and marketing expenses” mainly consists of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses paid to the online platform providers and third-party marketing partners.

General and administrative expenses:

“General and administrative expenses” primarily consists of (i) salaries and benefits for general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, (iv) research and development expenses, and (iv) office rental expenses.

Impairment loss on goodwill:

Impairment loss on goodwill resulted from the impairment of goodwill from the acquisition of subsidiaries.

Share-based compensation:

The Company’s shareholders and Board of Directors approved option plans from 2014 to 2023 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). The cost of share-based compensation also includes options granted related to certain business acquisitions.

Result of operations

Year ended December 31, 2023 compared to Year ended December 31, 2022

Revenues

 For the year ended December 31, 2023, we recorded RMB205.5 million (or US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase. The increase in total revenue was due to the increase in offline consumer product sales of RMB64.4 million (US$9.1 million), offset by the decrease in online consumer product sales of RMB36.2 million (US$5.1 million). In additions, we completed two acquisitions during second half of 2023. Assuming these two acquisitions had taken place on 1 January 2023, the unaudited pro forma revenue of the Company for the year ended December 31, 2023 would be RMB222.2 million (or US$31.3 million).

Cost of Revenues

Cost of revenues increased by 13.5% to RMB154.0 million (US$21.7 million) in 2023 from RMB135.7 million in 2022, which was in line with the increase in our total revenues.

Product Costs

The product cost increased by 16.2% from RMB131.4 million for the year ended December 31, 2022 to RMB152.7 million (US$21.5 million) for the year ended December 31, 2023. The increase was mainly due to: (i) DDC Shanghai has obtained control over Yuli and Nona Lim on July 1, 2023. Yuli is principally engaged in sales of RTC and RTE product giftboxes and Cook SF operates the brand “Nona Lim”, an Asian food brand sells RTC product based in U.S.; and (ii) the increase in offline consumer product sales of private label products.

Personnel Costs

Due to COVID-19, we had to close all our experience stores in 2022. This resulted in a reduction in personnel costs by 62.5% from RMB2.4 million to RMB0.9 million (US$0.1million) for the year ended December 31, 2022 and 2023. The closure of all retail locations also corresponded to a decrease in the revenue from experience stores.

Lease expenses

Our total lease expenses for the year ended December 31, 2022 and 2023 were RMB0.6 million and nil respectively. The decrease was mainly attributable to the closure of all experience store during the year, and the termination of all contractual arrangements with City Modern.

Others

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the year ended December 31, 2022 and 2023, other costs represented less than 1% of total costs.

Operating Expenses

Operating expenses increased by 54.2% to RMB197.7 million (US$27.8 million) in 2023 from RMB123.9 million in 2022.

Fulfilment expenses

The fulfilment expenses decreased from RMB10.6 million to RMB7.3 million (US$1.0 million) for the year ended December 31, 2022 and 2023. The cost reduction was a result of the decline in online consumer product sales since the second quarter of 2022. As a result, fewer shipping locations were open and our daily logistics volume was adversely affected.

Sales and marketing expenses

The sales and marketing expenses were RMB20.8 million and RMB17.4 million (US$2.5 million) for the years ended December 31, 2022 and 2023. The decrease in sales and marketing expenses was due to a continuous focus on improving return-on-marketing investment by optimizing marketing spend across one or more customer acquisition, and/or sales distribution channels.

General and administrative expenses

The general and administrative expenses increased by 54.2% from RMB53.5 million to RMB82.5 million (US$11.6 million) for the year ended December 31, 2022 and 2023. The increase in general and administrative expenses was attributed to increased expenses related to our public offering.

Impairment loss on goodwill

The impairment loss on goodwill resulted from the impairment of goodwill from acquisition of Cook SF. Cook SF has failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of Cook SF reporting unit was less than its carrying amount. The impairment loss on goodwill was nil and RMB6.6 million (US$0.9 million) for the year ended December 31, 2022 and 2023.

Share-based compensation

The cost for share-based compensation were RMB39.0 million and RMB83.9 million (US$11.8 million) for the years ended December 31, 2022 and 2023. The increase was due to mass exercise of stock options upon our successful IPO in November 2023 which resulted in recognition of share-based compensation expense.

Year ended December 31, 2022 compared to Year ended December 31, 2021

Revenues

Our revenue decreased to RMB179.6 million (US$24.8 million) for the year ended December 31, 2022 from RMB205.2 million for the year ended December 31, 2021. This drop in revenue was primarily a result of the negative impact from the extended zero-covid policy in China, which led to massive disruptions in the company’s e-commerce operations. In face of this challenge, we completed four acquisitions in 2022 to speed up the diversification of revenue streams as well as aggressive improvement on overall cost structure. Assuming these four acquisitions had taken place on 1 January 2022, the unaudited pro forma revenue of the Company for the year ended December 31, 2022 will be RMB231.9 million (or US$32.0 million).

Cost of Revenues

Product Costs

The product cost reduced by 17.3% from RMB158.9 million for the year ended December 31, 2021 to RMB131.4 million (US$18.1 million) for the year ended December 31, 2022. The decrease in product cost was in line with management’s focus on improving the overall cost structure of the business. Product costs were 77.5% and 73.2% of consumer product sales revenues (including both online & offline) for the years ended December 31, 2021 and 2022 respectively. Due to an increase in competitors during COVID-19, the fierce competition affected our online sales during the period of early 2022. The Group offered discounts to customers to maintain and grow its market share, but at the same time was able to transfer part of that cost to suppliers who offered more competitive product costs.

Personnel Costs

“Personnel Costs” represents the costs directly related to the revenue such as operation employee of experience store and retail shops. Due to COVID-19, we had to close all our experience stores in 2022. This resulted in a reduction in personnel costs by 51.7% from RMB5.0 million in 2021 to RMB2.4 million (US$0.3 million) in 2022.

Lease expenses

Our total lease expenses for the year ended December 31, 2021 and 2022 were RMB3.4 million and RMB0.6 million (US$0.1 million) respectively. The decrease was mainly attributable to the closure of all experience store during the year, and the termination of all contractual arrangements with City Modern.

Others

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the years ended December 31, 2021 and 2022, other costs represented less than 1% of total costs.

Operating Expenses

Operating expenses decreased by 17.5% to RMB123.9 million (US$17.2 million) in 2022 from RMB150.1 million in 2021.

Fulfilment expenses

The fulfilment expenses decreased from RMB24.0 million to RMB10.6 million (US$1.5 million) for the year ended December 31, 2021 and 2022. The cost reduction was a result of the decline in online consumer product sales since the second quarter of 2022. During that period, nationwide strict lockdown measures were imposed by the Chinese government in response to the outbreak of the COVID-19 Omicron variant, which led to disruption to social and economic activities. As a result, fewer shipping locations were open and our daily logistics volume was adversely affected.

Sales and marketing expenses

The sales and marketing expenses were RMB59.2 million and RMB20.8 million (US$2.9 million) for the years ended December 31, 2021 and 2022. The decrease in sales and marketing expenses was due to a renewed focus on improving return-on-marketing investment by optimizing marketing spend across one or more customer acquisition, and/or sales distribution channels.

General and administrative expenses

The general and administrative expenses decreased by 19.7%, from RMB66.6 million for the year ended December 31, 2021, to RMB53.5 million (US$7.4 million) for the year ended December 31, 2022. The decrease in general and administrative expenses was attributed to management’s efforts to streamline costs.

Share-based compensation

The cost for share-based compensation were nil and RMB39.0 million (US$5.4 million) for the years ended December 31, 2021 and 2022. The increase was due to certain share options became fully vested as the performance condition of occurrence of a qualified IPO was removed upon the Company’s modification of these share options for some senior management members.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in its estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this proxy statement.

Revenue recognition

Our revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). We follow five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries, (iv) cooking classes in the branded experience stores operated by us and (v) providing management services in collaborative arrangements.

We evaluate whether it is appropriate to record the gross amount of products sales and, advertising services and related costs or the net amount earned as commissions. When we are a principal, that we obtain control of the specified goods or services before they are transferred to the customers, revenue should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation of specified goods or services, revenue should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by the third parties.

 Share-based compensation

We measure our employee share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, at the fair value on grant date. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

In 2022, we modified certain employees’ share-based awards to remove the performance condition conditional upon the occurrence of IPO. Such employee share-based awards were measured at the fair value on modification dates and are recorded as compensation expense based on the vesting conditions.

The fair value of share options at the time of grant are determined using the binomial-lattice option pricing model with the following key assumptions used.

For the Year Ended December 31,
	2022	2023
Risk-free rate of return	1.65% – 3.90%	1.65% – 2.47%
Volatility	36.92% – 39.48%	37.11% – 37.32%
Expected dividend yield	—	—
Exercise multiple	2.2 – 2.8	2.2
Fair value of underlying ordinary share	US$12.96 – US$15.04	US$15.04
Expected terms	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

Impairment of equity investment in PFI Food Industries Limited (“PFI”) accounted for using Measurement alternative

We acquired an investment in the equity interests of PFI Food Industries Limited by issuing our own financial instruments including redeemable convertible preferred shares and warrants to acquire those redeemable convertible preferred shares. These financial instruments were issued in August 2021 before we obtained the equity investment in PFI and were determined as non-derivative forward contracts measured at fair value. As of December 31, 2023, we made a qualitative assessment and considered there to be impairment indicators that investment in PFI was impaired as it was significantly behind the forecasted revenue growth target and there was a declining trend of the plant-based meat industry performance. As a result, the investment in PFI was written down to its fair value. In determining the fair value of the PFI investment, we made estimates and judgments in determining the fair value regarding the cash flow forecasts of PFI, the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. As we do not have significant influence over PFI, we elected to measure investment in PFI, without a readily determinable fair value, subsequently at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Codification Topic 842, Leases (ASC 842). ASC 842 specifies the accounting for leases. For operating leases, ASC 842 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheets. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASC 842 was further amended in June 2020 by ASU 2020-05. Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842), ASU 2020-05 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASC 842 for the fiscal year ended December 31, 2022.

In December 2023, the FASB issued ASU 2023-08,“Intangibles，Goodwill and Other-Crypto Assets (Subtopic 350-60). Accounting for and Disclosure of Crypto Assets” The amendments in this Update are effective for all entities for fiscal years beginning after December 15,2024, including interim periods within those fiscal years, Early adoption is permitted for both interim and annual financial statements that have not yet been issued(or made available for issuance). if an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period.

The amendments in this Update require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in ASU 2021-10 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted the standard for the year ended December 31, 2022 and the adoption of this standard does not have a material impact on its consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. The Company adopted this standard on January 1, 2022, and such adoption did not impact on the consolidated financial statements.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The adoption of this standard resulted in a change of the Company’s provision policy primarily for accounts receivable. The Company adopted this ASC 326 on January 1, 2023 with no material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to update reportable segment disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our sources of liquidity are primarily from the cash earned from operating activities and cash by financing activities. Financial instruments that potentially subject us to significant concentrations of credit risk are cash and cash equivalents. Our cash and cash equivalents consist of cash on-hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

As of December 31, 2021, 2022 and December 31, 2023, RMB13.5 million, RMB26.8 million and RMB78.8 million (US$11.1 million), respectively was deposited with financial institutions mainly located in the Chinese mainland, Hong Kong and U.S.

A majority of our expense transactions are denominated in RMB and a significant portion of our (and our subsidiaries) assets and liabilities (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to take effect the remittance.

The financial institutions that we use include Bank of China, Industrial and Commercial Bank of China and Agriculture Bank of China, which are Listed Banks in PRC capital markets. In China, banks are endorsed by the government. While we believe that these financial institutions are of high credit quality, we continue to monitor their credit worthiness.

We actively manage our cash conversion cycle to improve working capital, and our cash conversion cycle has increased from 12.4 days for the year ended December 31, 2022 to 24.3 days for the year ended December 31, 2023. This was mainly a result of the change in sales mix from online sales to offline sales resulting in a longer cash conversion cycle. Days sales outstanding increased from 39.1 days for the year ended December 31, 2022 to 50.1 days for the year ended December 31, 2023 and net inventory turnover days decreased from 21.2 days for the year ended December 31, 2022 to 19.1 days for the year ended December 31, 2023. Also, there is a decrease in net days payables outstanding of 47.8 days to 44.8 days from the year ended December 31, 2022 to the year ended December 31, 2023.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and new financing activities, will be sufficient to meet our present and anticipated working capital requirements and capital expenditures. However, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We also utilize short-term and long-term banking facilities to fund our listing expenses, and to manage our working capital requirements. Short-term banking facilities are mainly drawn from financial institutions such as Hang Seng Bank (“HSB”) and Hong Kong and Shanghai Banking Corporation (“HSBC”), while we utilize long-term banking facilities from Bank of China (“BOC”) and Industrial and Commercial Bank of China (“ICBC”). As at December 31, 2023, short-term bank loans amount to RMB19.5 million (US$2.8 million), current portion of long-term bank loans amount to RMB2.0 million (US$0.3 million), and long-term bank loans amount to RMB5.5 million (US$0.8 million). As at December 31, 2022, short-term bank loans amount to RMB54.8 million, current portion of long-term bank loans amount to RMB2.0 million, and long-term bank loans amount to RMB1.7 million.

Significant short-term bank borrowings

In September 2021, the Company entered into a banking facility with Hang Seng Bank (“HSB”). The facility includes one revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$ (equivalent to RMB32,280,200) to finance/refinance the Company’s listing expenses (RLN1), and another revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$, subject to achievement of certain conditions, to finance/refinance the Company’s general working capital purposes (RLN2). The facility is only available upon HSB’s receipt of guarantees in HSB’s standard form for unlimited amount from the Company’s subsidiaries, Grand Leader Technology Limited, DDC OpenStudio Media Limited and DDC OpenStudio Limited, and guarantee in HSB’s standard form for US$10.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSB received these guarantees, US$5.0 million was drawn down under RLN1 in November 2021, bearing an interest rate of 4.25%, repayable within 6 months from the first date of draw down and can be rolled over as agreed by HSB. Conditions for drawdown of RLN2 were not met as of December 31, 2022 and 2023, respectively. The Company is required to maintain an account with HSB for deposit of the amount not less than the total loan outstanding balance after the first drawdown of this facility and may not withdraw the funds in the account except for repayment of this facility. The facilities include certain non-financial covenants and also financial covenants for the Company to achieve certain financial targets at the end of 2022, and cash and bank balances including restricted cash shown on the Company’s audited consolidated financial statement shall not be less than US$10.0 million or equivalent on other currencies. These financial targets have not been achieved. In 2023, HSB agreed further rollover until mid-September 2023 with the same terms. Principal of US$5.0 million (equivalent to RMB35,222,500) including all related interests were fully repaid in 2023. As of December 31, 2022 and 2023, the short-term bank borrowings balance was US$5.0 million (equivalent to RMB34,823,000) and nil, respectively.

In November 2021, the Company entered into a banking facility with HSBC for a US$2,000,000 and a US$4,000,000 loan, to finance the Company’s listing expenses. The facility includes certain non-financial covenants and also financial covenants for the Company to maintain average account balance not less than US$10.0 million in a HSBC Hong Kong account. The facility is only available upon HSBC’s receipt of guarantees in HSBC’s standard form for US$6.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSBC’s receipt of the guarantees, US$2,000,000 was drawn down by December 31, 2021, repayable in 11 equal installments commencing 1 month after drawdown, bearing an interest rate of LIBOR+3.5% per annum. This loan was fully repaid in July 2023. As of December 31, 2022, the outstanding loan amounted to US$335,260 (equivalent to RMB2,334,952). The unused credit limit under this facility was US$4.0 million as of December 31, 2022 and 2023, respectively.

In July 2022, the Company entered into a one-year loan agreement with China Citic Bank (“CNCB”) for general working capital purposes, with total principal amount of RMB8,000,000 bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB8,000,000. The borrowing was fully repaid in July 2023.

In December 2022, the Company entered into a one-year loan agreement with Industrial Bank Co., Ltd. (“CIB”) for general working capital purposes, with total principal amount of RMB5,000,000 bearing an interest rate of 4.1% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB5,000,000. The borrowing was fully repaid in December 2023.

In March 2023, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB6,000,000 bearing an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. As of December 31, 2023, the outstanding amount was RMB6,000,000. The borrowing was fully repaid in March 2024.

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000.

The weighted average interest rate for short-term borrowings as of December 31, 2021, 2022 and 2023 were approximately 5.3%, 5.3% and 4.3%, respectively.

Significant long-term bank borrowings

In September 2020, the Company entered into a three-year term facility with BOC, which allows the Company to draw borrowings up to HK$4.0 million for general working capital purposes. HK$4.0 million (equivalent to RMB3,362,716 as of December 31, 2020) was drawn from this facility in 2020, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 24 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$488,138 (equivalent to RMB400,341), HK$1,818,021 (equivalent to RMB1,568,589) and HK$1,693,841 (equivalent to RMB1,523,779) were repaid in 2021, 2022 and 2023, respectively. As of December 31, 2022, the remaining outstanding long-term bank borrowings and interest balance repayable amounted to HK$1,693,841 (equivalent to RMB1,513,057) was all classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The borrowing was fully repaid by December 31, 2023.

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$107,945 (equivalent to RMB93,135) was repaid in 2022. As of December 31, 2022, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$265,757 (equivalent to RMB237,392) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,626,298 (equivalent to RMB1,452,724). HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470).

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908).

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2023 are as follows:

RMB
For the Year Ending December 31, 2023	1,993,168
For the Year Ending December 31, 2024	1,275,587
For the Year Ending December 31, 2025	703,499
For the Year Ending December 31, 2026	703,499
For the Year Ending December 31, 2027	703,499
For the Year Ending December 31, 2028 and thereafter	2,133,377

As a holding company with no material operations of its own, DDC Cayman conducts its operations through our operating subsidiaries established in Hong Kong and mainland China, as well as through VIE arrangements with various Chinese entities and individuals during the year ended December 31, 2022, and ended August 19, 2023. During the year ended December 31, 2022, we had conducted part of our operations in China through contractual arrangements with the Weishi and City Modern VIEs. Through such contractual arrangements, we, through our indirect wholly-owned PRC subsidiary DDC Shanghai, control and receive the economic benefits of the Weishi and City Modern VIEs without owning any direct equity interest in them. As of April 2022, such contractual arrangements with the Weishi and City Modern VIEs have been terminated. During the year ended December 31, 2022, and ended August 19, 2023, we had contractual agreements with Chongqing Mengwei Technology Co., Ltd., Liao Xuefeng, Chongqing Changshou District Weibang Network Co., Ltd., Chongqing Yizhichan Snack Food Electronic Commerce Service Department and Chongqing Ningqi E-commerce Co. Ltd. to enable us to have the ability to control a number of online stores purchased from them since the titles of such online stores cannot be transferred to us due to the limitations from the policies of certain online platforms. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of our consolidated cash flows data.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(91,425,290)	(37,083,065)	(89,350,546)	(12,584,764)
Net cash used in investing activities	(8,357,262)	(444,627)	(135,161,792)	(19,037,141)
Net cash provided by financing activities	115,757,055	51,352,149	216,003,395	30,423,441
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	2,652,471	5,829,672	(9,107,882)	(997,843)
Net increase/(decrease) in cash, cash equivalents and restricted cash	18,626,974	19,654,129	(17,616,825)	(2,196,306)
Cash, cash equivalents and restricted cash at the beginning of the year	58,623,527	77,250,501	96,904,630	13,363,760
Cash, cash equivalents and restricted cash at the end of the year	77,250,501	96,904,630	79,287,805	11,167,454

Operating Activities

Net cash used in operating activities consisted primarily of our net loss adjusted by non-cash adjustments, such as depreciation and amortization, and adjusted by changes in operating assets and liabilities, such as accounts receivable and account payable.

Net cash used in operating activities was RMB91.4 million for the year ended December 31, 2021. The difference between the net cash used in operating activities and net loss of RMB458.7 million was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB5.1 million, allowance of accounts receivable of RMB4.3 million, extinguishment losses of RMB229.6 million, changes in fair value of financial instruments of RMB60.8 million, expenses for excess of fair value of instruments issued to an investor over proceeds received of RMB36.5 million, an increase in inventories of RMB5.8 million, an increase in prepayments and other current assets of RMB4.4 million, and increase in accrued expenses and other current liabilities of RMB25.7 million.

Net cash used in operating activities was RMB37.1 million for the year ended December 31, 2022. The difference between the net cash used in operating activities and net loss of RMB122.2 million was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB3.5 million, allowance of accounts receivable of RMB5.3 million, impairment loss for equity investments accounted for using Measurement Alternative of RMB22.7 million, changes in fair value of financial instruments of RMB1.9 million, share-based compensation of RMB39.0 million, accretion of interest expenses on loans at amortized cost of RMB18.8 million, allowance for other current assets of RMB4.3 million, changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs of RMB4.3 million, a decrease in gain from deconsolidation of VIEs of RMB13.5 million, a decrease in unrealized foreign currency exchange loss/(gain), net of RMB0.7 million, and a decrease in deferred tax benefit of RMB0.6 million.

Net cash used in operating activities was RMB89.4 million (US$12.6 million) for the year ended December 31, 2023. The difference between the net cash used in operating activities and net loss of RMB162.0 million (US$22.8 million) was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB6.1 million (US$0.9 million), decrease in fair value of financial liabilities of RMB17.1 million (US$2.4 million), share-based compensation of RMB83.9 million (US$11.8 million), extinguishment loss of RMB10.4 million (US$1.5 million), termination of franchise agreement of RMB11.0 million (US$1.6 million), impairment loss for equity investments accounted for using Measurement Alternative of RMB8.3 million (US$1.2 million), impairment loss on goodwill of RMB6.6 million (US$0.9 million), a decrease in deferred tax benefit of RMB1.3 million (US$0.2 million), an increase in accounts receivable of RMB4.5 million (US$0.6 million), an increase in prepayments and other current assets of RMB53.9 million (US$7.6 million), an increase in other non-current assets of RMB5.5 million (US$0.8 million), an increase in contract liabilities of RMB4.8 million (US$0.7 million) and an increase in accrued expenses and other current liabilities of RMB22.4 million (US$3.2 million).

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment; (b) long-term investment, and (c) loan to a supplier.

Net cash used in investing activities was RMB8.4 million for the year ended December 31, 2021, primarily due to payment of consideration payable of RMB13.2 million, acquisition of short-term investments and deposit for investment of RMB69.0 million and offsetting the proceeds from disposal of short-term investment of RMB63.6 million, collection of an interest free loan from a supplier of RMB10.0 million for the year ended December 31, 2021.

Net cash used in investing activities was RMB0.4 million for the year ended December 31, 2022, primarily due to a RMB2.0 million payment for acquisition considerations, RMB0.3 million cash paid for acquiring a long-term investment, and RMB2.2 million of cash acquired from business combinations.

Net cash used in investing activities was RMB135.2 million (US$19.0 million) for the year ended December 31, 2023, primarily due to acquisition of short-term investments and deposit for investment of RMB121.8 million (US$17.2 million), prepayment of deposit for a potential acquisition of RMB4.0 million (US$0.6 million), payment of consideration payable resulted from acquisition of Cook San Francisco, LLC. of RMB13.9 million (US$2.0 million), payment of consideration payable resulted from acquisition of Lishang of RMB2.4 million (US$0.3 million), and RMB7.9 million (US$1.1 million) of cash acquired from business combinations.

Financing Activities

Net cash provided in financing activities was RMB115.8 million for the year ended December 31, 2021, primarily due to the proceeds issuance of Series C-1 redeemable convertible preferred shares of RMB81.7 million, issuance of convertible loans of RMB14.5 million, net proceeds of shareholders’ loans of RMB13.3 million, net proceeds of related parties’ loans of RMB4.6 million, and net proceeds of bank borrowings RMB2.6 million.

Net cash provided in financing activities was RMB51.4 million for the year ended December 31, 2022, primarily due to the proceeds from issuance of convertible loans of RMB17.4 million, net proceeds of shareholders’ loans of RMB13.9 million, net proceeds of related parties’ loans of RMB10.9 million, net proceeds of loans from employees and individuals of RMB7.7 million and net proceeds of bank borrowings RMB2.0 million.

Net cash provided in financing activities was RMB216.0 million (US$30.4 million) for the year ended December 31, 2023, primarily due to proceeds from IPO of RMB213.2 million (US$30.0), the net repayment of short-term bank borrowings of RMB39.7 million (US$5.6 million), net proceeds from long-term bank borrowings of RMB3.3 million (US$0.5 million), net repayment of related parties’ loans of RMB2.7 million (US$0.4 million), repayment of shareholders’ loan of RMB13.9 million (US$2.0 million), issuance of convertible loans (net of repayment) of RMB26.2 million (US$3.7 million), net proceeds from loans from employees and individuals of RMB29.7 million (US$4.2 million).

 Capital Expenditures

 For the years ended December 31, 2021, 2022 and 2023, cash used in the purchase of property and equipment amounted to RMB0.2 million, RMB0.2 million and RMB0.2 million (US$0.03 million), respectively.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
Contractual Obligations	Total	Within 1 year	After 1 year but within 3 years	After 3 years but within 5 years	Over 5 years
	(in RMB)
Operating lease payments	7,428,692	2,836,406	2,198,625	1,078,907	1,314,754
Finance lease payments	148,131	108,750	39,381	-	-
Short-term bank borrowings	19,500,000	19,500,000	-	-	-
Long-term bank borrowings	7,512,629	1,993,168	1,979,086	1,406,998	2,133,377
Total	34,589,452	24,438,324	4,217,092	2,485,905	3,448,131

The amount represents contractual lease obligations entered into by the Group which will be due within the next 5 years and long-term bank borrowings entered by the group due within the next 5 years.

Internal Control Over Financial Reporting

Prior to our IPO in November 2023, we had been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and financial reporting requirements set forth by the Securities and Exchange Commission (“SEC”) to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements. We are in the process of implementing a number of measures to address the material weakness identified, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC financial reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and financial reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures. We are in the process of sourcing for additional personnel suitable for the role, but we do not expect a material cash requirement to arise from the remediation efforts.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to Our Securities — We have identified one material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.”

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing bank deposits. We have not used derivative financial instruments to manage our interest risk exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to nor do we anticipate that we will be exposed to, material risks due to changes in market interest rates.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2022 and December 31, 2023, RMB26.8 million and RMB78.8 million (US$11.1 million), respectively, were deposited with financial institutions located in the Chinese mainland, Hong Kong and U.S. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, we perform ongoing credit evaluations of customers. we establish an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

Foreign Exchange Risk

A large majority of our businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

New Acquisitions

M&A is part of the company’s growth strategy. In 2022 and 2023, the company completed several acquisitions which marked the beginning of its multi-brand strategy. A multi-brand strategy puts the company is a good position to serve a wider spectrum of consumers across different pricing segmentations. It also allows the company to provide a wider and more representative range of Asian Food products to global customers. The company’s M&A strategy focuses on acquisition complimentary brands in the Asian Food category and also targets that can expand and strengthen the company’s sales network globally. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets in the US, Europe, Australia, SE Asia, and Middle East. Historically, virtually all of our sales on been in China. For example, our international sales were zero in 2022 and 17% of our total revenue for the year ended December 31, 2023. As a group, we are targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues.

On February 1, 2022, the Company, through its wholly owned subsidiary, entered into a purchase agreement with Mr. LIN Kai Hang, Mr. SIO Leng Kit and Mr. Tang Wai Cheung, to acquire 51% shares of Lin’s Group Limited (“Lin’s Group”). Lin’s Group have its own brand “Deliverz” and principally engaged in manufacturing and distribution of RTC products with its major online sales channel. This was an upstream integration where Lin’s Group is the major supplier of RTC meal kits for the company’s Hong Kong operations. This acquisition allows the company to optimize cost structure for the RTC meal kits in the Hong Kong market. It also enables the company to expand its product offerings with its own production facility.

On May 1, 2022, the Company, through its wholly owned subsidiary, entered into a purchase agreement with Mr. Gao Xiaomin, Mr. Zhang Yi and Ms Chen Di, to acquire 51% shares of Shanghai Lishang Trading Ltd, (“Lishang”). Lishang is principally engaged in distribution of private label products. This acquisition was completed during the nation-wide lock down when the company expedited its strategy to diversify revenue streams and improve overall margin structure. Lishang has strong sales channel access into the corporate gifting channel which carries higher margin compared to the company’s existing e-commerce and offline distribution channels. By acquiring Lishang, the company now has healthier gross margins as well as access to sales and distribution partnerships with global FMCG brands such as Pepsi Co (Lays brand.) These partnerships in turn can help the company secure better traffic and overall sales conversion on social commerce platforms to drive higher sales for its own branded product business.

On June 17, 2022, SH DDC and Mr. Zheng Dongfang set up QZ DDC to transfer the YJW Target Assets and Keke Target Assets. On the same day, SH DDC has obtained control over the Target Assets, and the results were consolidated into the Group. Whereas before the completion of the transferring of the target assets, SH DDC would have the right to receive 60% of the net profits generated by the target business and participate in the management.

On April 1, 2023, SH DDC and the Company entered into a purchase agreement with Mr. Zhang Yi, Ms. Shen Zhouzhou and Ms. Chen Di, to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”) for cash of RMB4.1 million. In addition, the Company will issue share options of DDC equivalent to a value of approximately RMB24.5 million. The number of share options is subject to adjustments, based on certain performance targets to be achieved during the performance period. Yuli is principally engaged in sales of RTC and RTE product giftboxes. The acquisition of Yuli is expected to give the Company access to a wide range of new offline enterprise customers. The acquisition of 51% equity interest of Yuli was completed in the third quarter of 2023.

On April 30, 2023, SH DDC entered into a purchase agreement with four entities controlled by Mr. Liao Xuefeng, (together as “the Sellers”) to acquire 100% interest in four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”), for cash of approximately RMB402,755, subject to adjustments during the subsequent performance periods. PDD Stores are principally engaged in online sales of self-heated hotpots. This acquisition enables the Company to expand its custom traffic through a wide range of online channels and broadens the source of income of the Company. As of 30 June 2023, the Company has completed the transaction. As of August 19, 2023, the Company terminated the purchase agreement signed on April 30, 2023, to acquire 100% interest in PDD Stores. As a result of the termination of purchase agreement with the PDD Stores, we expect to be able to focus our capital and efforts on selling our products through online e-commerce platforms and offline distributors and retailers to overseas markets. We intend for the termination of business streams to reduce the company’s overall net losses, and free up capital to be allocated into our other fast growing RTC, RTE and plant based product businesses.

On May 26, 2023, the Company entered into a purchase agreement with Ms. Nona Lim and other selling shareholders to acquire 100% interest in Cook San Francisco, LLC., for cash of US$1,977,516, and shares of DDC equivalent to a value of approximately US$1,318,374. Cook San Francisco, LLC. operates the brand “Nona Lim”, an Asian food brand sells RTC product based in USA. This acquisition enables the Company to expand its customer base into the US market.

On April 1, 2023, DDC Shanghai entered into a purchase agreement with Ms. Chen Di and two other shareholders (“the Yuli Seller”) to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”). Yuli is principally engaged in sales of RTC and RTE gift product vouchers. Acquisition of Yuli shall diversify the Company’s existing business portfolio and broaden the source of income of the Company. The total consideration payable by the Company is a fixed cash consideration of RMB2.15 million. In addition, the Company may be required to grant share options to the Yuli Seller at the end of each performance period, adjusted based on the achievement of Yuli’s revenue, gross profit and net profit for each of the two performance periods during July 1, 2023 to December 31, 2024, over the target performance.

5.C. Research and Development, Patent and Licenses, etc.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2023, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have an experienced management team. Members of our management team have significant experience across the FMCG, e-commerce, and IT services/technology, media, and telecommunications industries/sectors. More importantly, our management team comprises of a few selected individuals that offer strong understanding of the Chinese market as well as have extensive experiences in operating and expanding FMCG businesses in international markets.

In particular, our founder, Ms. Norma Ka Yin Chu, is a highly regarded entrepreneur and a true cooking enthusiast who has won numerous awards as a visionary entrepreneur in the cooking and lifestyle community. She was named as China New Media Top 100 people in 2016, and one of CY Zone’s Most Notable Female Entrepreneurs for three consecutive years from 2017 to 2019. In 2020, she was awarded the Outstanding ICT Women Awards 2020: Women Entrepreneur Category, Harper’s Bazaar The Visionary Woman 2020 and JESSICA Most Successful Women Award 2020 — Digital Women. Prior to founding our group, Norma was the Head of Research of HSBC Private Bank in Hong Kong. Therefore, not only does Ms. Chu have rich experience in the cooking and food products industry, she also has extensive experience in private equity, which together enable her to lead our group’s drive to become a leader in the market.

We further augmented the management team with a Board of Directors and an advisory network with significant operator expertise and experience spanning PepsiCo, General Mills, Danone, Meitu and The9 Limited.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Norma Ka Yin Chu	42	Director, Chief Executive Officer and Chairwoman
Kyle Guse	60	Chief Legal Officer
Malik Sadiq	57	Chief Operating Officer
Jeffrey S. Ervin	47	Co-Chief Financial Officer
Ethan Yong Kang Yu	30	Principal Financial Officer
George Lai	47	Independent Director
Matthew Gene Mouw	62	Independent Director
Samuel Chun Kong Shih	57	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Norma Ka Yin Chu is our Chief Executive Officer, Director and Chairwoman. Ms. Chu is the founder and has served as Chairwoman of the board and our CEO since our establishment in 2012. Before founding our Group, Ms. Chu served as Head of Research of HSBC Private Bank in Hong Kong from July 2010 to May 2012. Ms. Chu is the Co-Founder of Founders HK in 2020, the President of Greater Bay Young Entrepreneurship Association and the Founder of Good Food Movement in 2018, a charity organization providing genuine inspiration about healthy food source. She is also a Board Member of YPO North Asia Regional and a Board Member of Hong Kong Shanghai Youth Association, as well as a Standing Director of Shanghai Hong Kong Association. Ms. Chu has also been elected as a member of the Technology and Innovation Subsector of the Election Committee of Hong Kong SAR for 2021. Ms. Chu received her Bachelor of Arts degree in the University of Washington in 2004.

Kyle Guse, Esq., MBA, CPA (inactive) has been serving as our Chief Legal Officer since September 2023. From January 2013 to May 2023, Mr. Guse was Chief Financial Officer, General Counsel and Secretary of Atossa Therapeutics, Inc., a NASDAQ-listed biotechnology company. Mr. Guse’s experience includes 30 years of counseling innovative, rapid growth companies through all aspects of finance, corporate governance, securities laws and commercialization, with a particular focus on M&A and capital market transactions. Mr. Guse has practiced law at several of the largest international law firms, including from January 2012 through January 2013 as a partner at Baker Botts LLP and, prior to that, from October 2007 to January 2012, as a partner at McDermott Will & Emery LLP. Before working at McDermott Will & Emery, Mr. Guse previously served as a partner at Heller Ehrman LLP. Mr. Guse began his career as an accountant at Deloitte and he is an inactive Certified Public Accountant and member of the Bars in California and Washington. Mr. Guse earned a B.S. in business administration and an M.B.A. from California State University, Sacramento, and a J.D. from Santa Clara University School of Law.

Malik Sadiq, PhD is our Chief Operating Officer and he has been our advisory board member since September, 2021. He has more than 25 years of experience in the food and strategy consulting industry in China, India, and the US. He is currently the consulting business owner of Great Doorway Consulting, which advises companies in the food industry. From June 2021 to March 2023, he was the Co-CEO and COO of LiveKindly Collective, a high-growth food company. Prior to this he was SVP of the International and Export divisions of Tyson Foods, a global food company, growing revenue to $2B over his tenure. Mr. Sadiq received his Doctorate and Master’s Degree in industrial engineering and a Bachelor’s Degree in electrical engineering from the University of Arkansas, Fayetteville.

Jeffrey S. Ervin, is our Co-Chief Financial Officer. Mr. Ervin was the co-founded of IMAC Holdings, Inc. (NASDAQ: BACK) in March 2015 and served as its Chief Executive Officer and a Chairman of its Board of Directors until May 2024. From October 2011 to March 2015, Mr. Ervin was the senior financial officer of Medicare.com parent Medx Publishing and was tasked with building administrative functions to satisfy rapid growth in the CMS education sector. During this time through March 2015, Medicare.com earned INC. 500 recognition and he was instrumental in the acquisition of Medicaid.com, which was sold to United Healthcare Group. Mr. Ervin was the Senior Financial Analyst and Vice President of Finance for the Baptist Hospital System of Nashville from 2006 to September 2011, responsible for sourcing and managing direct investments to satisfy pension obligations. He received his M.B.A from Vanderbilt University and his B.S. in finance from Miami University.

Ethan Yong Kang Yu is our Principal Financial and Accounting Officer. Since September 2020, Mr. Yu has served at several important capacity at DayDayCook, where he is responsible for the company's financial management and capital raising. In November 2024, he was promoted to lead the finance function for the group. From 2018 to July 2020, Mr. Yu worked at BakerTilly International Certified Public Accountants (Special General Partnership) Shanghai branch, assisting client companies with several successful IPOs. Mr. Yu has been engaged in finance-related work since obtaining his bachelor's degree from Jilin Agricultural Science and Technology University in 2018.

George Lai is our independent director. Mr. Lai has been the Chief Financial Officer of The9 Limited (NASDAQ: NCTY) since July 2008 and a member of its board of directors since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198). Prior to that, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Matthew Gene Mouw is our independent director. Mr. Mouw served as Regional President Asia, Africa and Australia for Barilla G. e R. Fratelli S.p.A. from February 2011 to December 2015. Prior to this, Mr. Mouw has also worked at two other major FMCG multinationals, Groupe Danone in General Management, and Mars Incorporated, in sales and marketing. He also has prior experience as an investor and advisor to successful FMCG start-ups both in China and the USA. From October 2006 to May 2008 Mr. Mouw was assigned by Groupe Danone to serve as Vice President at China Huiyuan Juice (SEHK: 1886) where he was responsible for the strategic planning of the group prior to listing in Hong Kong. He has a broad range of FMCG experiences in China and the Asia region in pasta, sweet biscuits, bottled water, juices, juice drinks, confectionary and pet foods. Mr. Mouw graduated from Hamline University in St. Paul, Minnesota with a Bachelor of Arts degree, majoring in East Asian Studies and has spent over 40 years living and working in Asia.

Samuel Chun Kong Shih is our independent director. Mr. Samuel Chun Kong Shih has been a Partner and Chief Operating Officer of OYO Hotel Company, a unicorn start-up backed by Softbank in China, from November 2018 to March 2020. From April 1990 to March 2008. Mr. Shih worked for PepsiCo Inc. and held various senior positions such as Vice President — Operations, Asia Pacific, Vice President — China Bottling Operations and After PepsiCo, Mr. Samuel Chun Kong Shih served as Asia Pacific Managing Director for Red Bull GmbH from April 2008 to April 2011. From 2011 to 2012, Mr. Shih served as the Chairman of Greater China at Accor Inc. He later served as Chief Executive Officer of PepsiCo Investment (China) Limited from 2012 to 2015. Mr. Samuel Chun Kong Shih received a bachelor of science degree in food science from the University of British Columbia in 1988 and a MBA from Asia International Open University in 1993.

6.B. Compensation

Except for employment contracts with our executive officers which provide for severance benefits, none of our directors and executive directors have service contracts with DDC Cayman or any of its subsidiaries providing for benefits upon termination of employment.

In 2023, we paid an aggregate of RMB5.1 million (US$0.7 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Pre-IPO Employee Share Option Plan

We approved an employee option plan from 2014 to 2022 in order to provide incentives and rewards to our directors, senior management and employees (the “Pre-IPO ESOP”). Share options awarded under the Pre-IPO ESOP are vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from US$0.0016 to US$30.6. In addition, the share options can only be exercised and converted into shares upon the completion of our initial public offering. Each share option has a contractual life of 10 years. As of December 31, 2023, a total of 1,825,729 options were granted under the Pre-IPO ESOP.

2023 Employee Share Option Plan

We have adopted a new employee share purchase plan, or 2023 ESOP, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. The following discussion is qualified in its entirety by the full text of the 2023 ESOP.

When adopted in November 2023, the 2023 ESOP authorized the issuance of 1,000,000 Class A Ordinary shares. In April 2024, the shareholders approved increasing shares available for grant under the 2023 ESOP to 3,200,000 shares, and, in November 2024, the shareholders approved increasing shares available under the 2023 Plan to 5,200,000 shares. Annually on January 1 , shares are added to the 2023 Plan in an amount up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; provided that the total number of Class A Ordinary Shares which may be issued upon exercise of all options to be granted to all participants under the 2023 ESOP shall not in aggregate exceed 15% of the Company’s issued and outstanding Class A Ordinary Shares. We estimate that on January 1, 2025, approximately 6,600,000 additional shares were automatically added to the 2023 ESOP as a result of this provision.

In November 2024, holders of the following agreed to terminated their options and restricted stock grants: (i) 1,285,272 options granted under the Pre-IPO ESOP that are exercisable at prices above $1.50 per share, and (ii) 3,774,038 options and restricted shares under the 2023 ESOP and substantially all of which have exercise prices in excess of the current price of the Company’s Class A Ordinary Shares (collectively (i) and (ii) are the “Underwater Grants”). The Compensation Committee of the board determined that the Underwater Grants are providing little if any value to the Company and the option holders and the Compensation Committee deemed it in the best interest of the Company and its shareholders to cancel the Underwater Grants. The Compensation Committee has also determined that cancellation of the Underwater Options is not intended to constitute a re-pricing under NYSE-American rules and U.S. GAAP.

In December 2024, the Compensation Committee of the board of directors granted 500,000 options or restricted stock awards to each of the Company’s independent members of the board of directors.

Unless otherwise determined by our board of directors, participation in the 2023 ESOP is open to all our employees. Participation in the ESOP will be voluntary. The 2023 ESOP is administered by our board of directors, which may delegate its authority thereunder as contemplated by the 2023 ESOP. Our board of directors has the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the 2023 ESOP, including adjustments to the number of shares which have been authorized for issuance under the 2023 ESOP. Our board of directors will have the right to suspend or terminate the 2023 ESOP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). No amendment or variation of the 2023 ESOP shall be effective unless entered into in writing and executed by the Company and participants of the plan representing no less than three quarters of the total number of vested options following which such amendment shall be binding on all participants.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors pursuant to the rules of the NYSE American, namely Mr. Lai, Mr. Mouw and Mr. Shih. A director is not required to hold any shares in our company to qualify to serve as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consist of our three independent directors, and is chaired by Mr. George Lai, we have determined that satisfy the requirements of Section 303A of the NYSE Corporate Governance Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consist of our three independent directors and is chaired by Mr. Samuel Chun Kong Shih. We have determined that he satisfies the “independence” requirements of Section 303A of the NYSE Corporate Governance Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consist of our three independent directors, and is chaired by Mr. Matthew Gene Mouw. We have determined that he satisfies the “independence” requirements of Section 303A of the NYSE Corporate Governance Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic and regulatory risk exposure, including monitoring the Company’s compliance with cybersecurity and data protection rules and regulations, approving the Company’s budget after considering various risks such as risks associated with supply chain, suppliers and key service provider, if any. Our board receives periodic reporting from our chief executive officer on cybersecurity and any other business operational risks.

6.D. Employees

As of December 31, 2023 we had 78 employees. The employees are based in China and the United States. The following table sets forth the number of employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Sales and Marketing	31	39.7%
Supply Chain Management	5	6.4%
Legal, Compliance, and Finance	18	23.1%
Technology & Product Design & Development	3	3.8%
Operations	21	26.9%
Total	78	100%

Our success depends on our ability to attract, retain, and motivate employees. We offer employees competitive salaries, performance-based cash bonuses, equity-based incentives, comprehensive training and development programs, and other fringe benefits and incentives. We have maintained a good working relationship with its employees, and the Company has not experienced any material labor disputes or work stoppages.

As per PRC law, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law and from time-to-time by the local government to contribute to employee benefit plans. As of December 31, 2023, we have not experienced any significant disputes with our employees. None of our employees was represented by any labor union that engages in collective bargaining.

We enter standard labor contracts with our employees. All employees sign a standard confidentiality agreement and certain key employees have signed non-compete agreements.

6.E. Share Ownership

The following tables set forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of January 21, 2025. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below assume there were 79,625,356 ordinary shares (comprising 78,750,356 Class A Ordinary Shares and 875,000 Class B Ordinary Shares) outstanding as of January 21, 2025.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)
	Number	%	Number	%
Directors and Executive Officers:
Norma Ka Yin Chu	23,309,275	29.3%	875,000	1.1%
Katherine Shuk Kwan Lui	180,807	0.2%	—	—
Jeffrey S. Ervin	—	—	—	—
Malik Sadiq	—	—	—	—
Chia Hung Yang	—	—	—	—
George Lai	—	—	—	—
Matthew Gene Mouw	—	—	—	—
Samuel Chun Kong Shih	—	—	—	—
Kyle Guse	—	—	—	—
All directors and executive officers as a group	23,490,082	29.5%	875,000	1.1%
5% shareholders:
Norma Ka Yin Chu	23,309,275	29.3%	875,000	1.1%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 368 9th Ave, New York, NY 10001, USA.

(2)	Applicable percentage of ownership is based on 78,750,356 Class A Ordinary Shares and 875,000 Class B Ordinary Shares outstanding.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share-based Compensation.”

Other Related Party Transactions

In order to prevent risks of conflicts of interest or the appearance of conflicts of interest, all of our directors and employees are subject to our code of business conduct and other policies which require, among other things, that any potential transaction between us and an employee or director, their relatives and closely connected persons and certain entities in which they, their relatives or closely connected persons have an interest be approved in writing by an appropriate supervisor or compliance officer.

We have also adopted a new related party transaction policy to which all of our directors, senior management and other key management personnel, all such person’s family members, and certain other related entities shall be subject. This new policy is intended to supplement the procedures set forth in our code of business conduct and our other corporate governance policies and does not exempt any person from more restrictive provisions that may exist in our existing procedures and policies.

This related party transaction policy will provide, among other things, that, unless otherwise preapproved by our board of directors:

●	each related party transaction, or any material amendment or modification of a related party transaction, shall be adequately disclosed to, and reviewed and approved or ratified by, the disinterested members of our audit committee or any committee composed solely of disinterested independent directors; and

●	any employment relationship or similar transaction involving our directors or senior management of our company and any related compensation shall be approved by the disinterested members of our compensation committee or recommended by the disinterested members of the compensation committee to our board for its approval.

Our related party transaction policy, code of business conduct and our other corporate governance policies are subject to periodic review and revision by our board.

Loan Arrangement with a Related Party

During the years ended December 31, 2021,2022 and 2023, certain related parties are as follows:

Name of party	Relationship
Ms. Norma Ka Yin Chu	Founder, Chief Executive Officer, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Chief Financial Officer (resigned on August 30, 2024)
Mr. Samuel Derk Shuen Lim	Spouse of Founder, shareholder of Voodoo

During the years ended December 31, 2023 and 2022 certain related party transactions with related parties are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Financing activities:
Loan from Ms. Katherine Shuk Kwan Lui	1,250,000	679,460	206,512
Repayment to Ms. Katherine Shuk Kwan Lui	2,091,640	500,000	383,805
Loan from Ms. Norma Ka Yin Chu	2,147,717	3,369,211	3,760,738
Repayment to Ms. Norma Ka Yin Chu	393,934	314,294	6,894,116
Loan from Mr. Samuel Derk Shuen Lim	17,671,752	8,951,618	—
Repayment to Mr. Samuel Derk Shuen Lim	13,942,736	1,282,500	718,665
Loan interests payable to Ms. Norma Ka Yin Chu	6,932	121,023	240,075
Loan interests payable to Mr. Samuel Derk Shuen Lim	600,920	284,323	297,021
Loan interests payable to Ms. Katherine Shuk Kwan Lui	41,333	2,765	2,636
Loan interests to Mr. Samuel Derk Shuen Lim	285,186	—	—
Loan interests to Ms. Katherine Shuk Kwan Lui	83,415	2,334	3,073
Reimbursement payable to Ms. Norma Ka Yin Chu	—	—	789,935

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, another HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 2% per annum and an interest-free loan of HK$1,000,000 (equivalent to RMB841,640) from Mr. Samuel Derk Shuen Lim. The company repaid HK$1,000,000 (equivalent to RMB841,640) in October 2020, HK$1,000,000 (equivalent to RMB832,100) in February 2021 and HK$1,000,000(equivalent to RMB841,640) in October 2021.

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, from Ms. Katherine Shuk Kwan Lui, and the loan was fully repaid in February 2021.

In January 2021, the Company borrowed US$645,538 (equivalent to RMB4,170,240) with an interest rate of 5% per annum, from Mr. Samuel Derk Shuen Lim, and the loan was fully repaid in February 2021.

In May 2021, the Company borrowed an interest-free loan of RMB700,000 from Ms. Norma Ka Yin Chu and repaid RMB 230,000 in November 2021 and May 2023, respectively. Loan of RMB470,000 and RMB430,000 were outstanding as of December 31, 2022 and 2023, respectively.

In July 2021, the Company borrowed HK$2,000,000 (equivalent to RMB1,683,280) with an interest rate of 5% per annum, another HK$900,000(equivalent to RMB757,476) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. Both loans were fully repaid in October 2021.

In August 2021, the Company borrowed HK$1,766,215 (equivalent to RMB1,447,717) with an interest rate of 3% per annum from Ms. Norma Ka Yin Chu. The Company repaid HK$200,000 (equivalent to RMB163,934) in October 2021, HK$20,000 (equivalent to RMB16,254) in April 2022, HK$200,000 (equivalent to RMB171,040) in June 2022, HK$30,000 (equivalent to RMB27,000) in September 2022, HK$500,000 (equivalent to RMB456,200) in November 2023 and HKD$816,215 (equivalent to RMB741,939) in December 2023. Loan of HK$1,316,215 (equivalent to RMB1,175,735) was outstanding as of December 31, 2022, the loan was fully repaid as of December 31, 2023.

In August 2021, the Company borrowed US$512,448 (equivalent to RMB3,267,213) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, respectively.

In October 2021, the Company borrowed HK$3,900,000 (equivalent to RMB3,198,000) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in October 2021.

In November 2021, the Company borrowed RMB2,135,543 with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and this loan payable was outstanding as of December 31, 2022 and 2023.

In November 2021, the Company borrowed RMB1,250,000 with an interest rate of 3% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in December 2021.

In December 2021, the Company borrowed HK$3,000,000 (equivalent to RMB2,460,000) with an interest rate of 2% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in December 2021.

In January 2022, the Company borrowed HK$1,960,000 (equivalent to RMB1,592,108) with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, respectively.

In April 2022, the company borrowed an interest-free loan of RMB57,000 from Ms. Norma Ka Yin Chu. The loan was fully repaid in December 2022.

In April 2022, the company borrowed an interest free loan of HK$1,500,000 (equivalent to RMB1,200,850) from Mr. Samuel Derk Shuen Lim and fully repaid in July 2022.

In April 2022, the Company borrowed an interest-free loan of HK$900,000 (equivalent to RMB759,060) from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In May 2022, the company borrowed RMB 500,000 with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in June 2022.

In May 2022, the Company borrowed HK$8,000,000 (equivalent to RMB6,916,800) included fully interest expense of HK$900,000 (equivalent RMB778,140) from Mr. Samuel Derk Shuen Lim, the Company received HK$7,100,000 (equivalent to RMB6,138,660) in total. The Company repaid HK$738,773 (equivalent to RMB645,013) in the first half of 2023 and HK$80,000 (equivalent to RMB73,652) in July 2023. Loan of HK$8,000,000 (equivalent to RMB7,146,160) and HK$7,181,227 (equivalent to RMB6,507,772) were outstanding as of December 31, 2022 and 2023, respectively.

In August 2022, the Company borrowed an interest-free loan of HK$910,000 (equivalent to RMB791,849) from Ms. Norma Ka Yin Chu and the loan was fully repaid in November 2023.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In October 2022, the Company borrowed HK$1,800,000 (equivalent to RMB1,627,866) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In December 2022, the Company borrowed HK$200,000 (equivalent to RMB179,460) with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui and the loan was fully repaid in February 2023.

In May 2023, the Company borrowed HK$1,200,000 (equivalent to RMB1,065,600) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In July 2023, the Company borrowed three interest-free loans of HK$903,980 (equivalent to RMB832,249), HK$678,857 (equivalent to RMB625,702) and US$114,000 (equivalent to RMB822,590) from Ms. Norma Ka Yin Chu and the Company repaid HK$486,237 (equivalent to RMB444,177) in November 2023. Loan of HK$1,096,600 and USD$114,000 (aggregate equivalent to RMB1,803,363) was still outstanding as of December 31, 2023.

In October 2023, the Company borrowed an interest-free loan of HKD$225,000 (equivalent to RMB206,505) from Ms. Katherine Shuk Kwan Lui, the loan was fully repaid in November 2023.

As at December 31, 2022 and 2023, certain related party balance are as follows:

	As at December 31,
	2022	2023
	RMB	RMB
Amounts due to Ms. Katherine Shuk Kwan Lui	179,101	—
Amounts due to Ms. Norma Ka Yin Chu	5,096,559	3,373,939
Amounts due to Mr. Samuel Derk Shuen Lim	14,120,050	14,231,755

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings and Compliance

Several logos we have used for years cannot be registered as trademarks in certain trademark categories in China because a company unaffiliated to us has pre-emptively registered similar logos as trademarks in such categories. As a result, we have been and will not be able to use such logos in areas covered by such trademark categories. Such company complained to the Market Supervision Bureau for the trademark infringement of SH DDC, and SH DDC has already applied for the invalidations of these trademarks at the State Intellectual Property Office, the SIPO, as well as indicted a serious of related administrative actions which have been already accepted by the court. As the trademarks under the legal proceeding are not relevant to our main business and we have adopted timely steps to make enough adjustments to relevant business, including stopped using them in any public place, the unavailability of these trademarks would not materially and adversely affect our business.

We are not currently party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and/or adverse effect on its business, financial condition or results of operations, except as described below. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the normal course of business.

In September 2023, the Company received a written demand from a shareholder that the Company redeem the following shares held by such shareholder for a payment to the shareholder of US$3,679,323: 56,688 series B-1 preferred shares and 6,611 series C-1 preferred shares. The Company’s Amended and Restated Memorandum and Articles of Association and its Amended and Restated Shareholders’ Agreement require consent of the shareholders prior to any redemption. The shareholders have not consented to a redemption of shares. The Company therefore believes that shares cannot be redeemed. No assurances can be given that the Company will prevail in this matter and payment of the redemption would have a significantly negative impact on the Company’s financial position.

On January 9, 2024, we entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately USD$9.3 million cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 we received notice that the shareholders of GLI filed for an arbitration alleging that we failed to fulfill its obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. we responded by denying any breach of the SPA and by asserting that GLI breached the SPA by failing to provide documents and failing to satisfy the closing conditions. We believe that the GLI shareholders’ claims are without merit and plans to vigorously defend itself and assert counterclaims; however, failure to obtain a favorable resolution could have a material adverse effect on our business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.

Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, has alleged that she had Good Reason (as defined in her employment agreement) to resign from Cook and is thus owed severance by the Company and Cook.  Ms. Lim, in her capacity as Sellers’ Representative in the Membership Interests Purchase Agreement (the “MIPA”) between the Company and Cook members pursuant to which the Company purchased the interests in Cook, has also alleged that the Company breached the MIPA relating to post-closing payments. On November 26, 2024, Ms. Lim filed a complaint with the Superior Court State of California, County of San Francisco, against the Company, Cook and our CEO, Norma Chu, as an individual, asserting breach of contract and breach of various labor laws. The Company disputes the merits of Ms. Lim’s claims but has been negotiating a settlement with her to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.

A former service provider has made allegations against the Company regarding alleged undisclosed related party transactions, improper value-added-tax transactions, inaccurate SEC filings and other matters. The Company and a third-party expert conducted comprehensive investigations of these allegations, which included, for example, obtaining advice of legal counsel, review of relevant laws and rules, inquiries of personnel, review of documents and discovery of relevant facts. The Company and the third-party expert concluded that there are no facts or evidence to support the allegations.

Dividend Policy

For the years ended December 31, 2023, 2022 and 2021, we have not declared any dividend. We do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Item 9. The Offer and Listing

A. Offering and Listing Details

See “C. Markets” for our host market and trading symbol. We have a dual-class structure in which Class B ordinary shares have different voting rights from Class A ordinary shares. Class B ordinary shares are each entitled to ten votes, whereas Class A ordinary shares are each entitled to one vote.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A ordinary shares have been listed on the NYSE American on November 17, 2023 under the symbol “DDC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

We have included summaries of certain material provisions of our Tenth Amended and Restated Memorandum and Articles of Association (the Memorandum and Articles, respectively), which was adopted by our shareholders which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of our initial public offering, and the Companies Act, insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to this annual report.

Class A Ordinary Shares and Class B Ordinary Shares

General. On April 22, 2024 our authorized share capital was changed into US$3,338,000 divided into 200,000,000 Class A Ordinary Shares of par value US$0.016 each and 1,750,000 Class B Ordinary Shares of US$0.016 par value each. All of our outstanding Class A Ordinary Shares and Class B Ordinary Shares will be fully paid and non-assessable. Certificates representing the Class A Ordinary Shares will not be issued. Our shareholders who are non-residents of the Cayman Islands, may freely hold and transfer their Class A Ordinary Shares in accordance with our Memorandum and Articles and applicable law.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Articles provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by NYSE rules or demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one or more shareholders who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 calendar days is required for the convening of our annual general meetings and extraordinary general meetings.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Class A Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Class A Ordinary Shares and Class B Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of their shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless as required by applicable law or the NYSE rules in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide the shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent of the share capital of our company entitled to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Variation of Rights of Shares. Whenever the capital of our company is divided into different classes or series, the rights attached to any such class or series may, subject to any rights or restrictions for the time being attached to any class or series, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Winding Up; Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Transfer of Class A Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. The Class B Ordinary Shares are not transferable.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares conceded are free of any lien in favor of the Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year.

Calls on Shares and Forfeiture of Shares. Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. Any Class A Ordinary Shares and Class B Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board of directors.

Conversion of Shares. Under our Articles, Class B Ordinary Shares are not convertible into Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Inspection of Books and Records. Holders of our shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our board of directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Class A Ordinary Shares and Class B Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans, or such other purposes as our directors may determine. The existence of authorized but unissued and unreserved Class A Ordinary Shares and Class B Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our Memorandum and Articles also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights;

●	the rights and terms of redemption and liquidation preferences; and

●	any other powers, preferences and relative, participating, optional and other special rights.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

10.D. Exchange Controls

See “Item 4. Information on the Company

10.E. Taxation

The following discussion of material Cayman Islands, Hong Kong, PRC, United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

Hong Kong Taxation

Our subsidiaries that were incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2021/2022 and 2020/2021. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

People’s Republic of China Taxation

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, and we are not controlled by a PRC enterprise or PRC enterprise group, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, our Company is a company incorporated outside the PRC. As a holding company, its sole assets are share ownerships of its direct subsidiaries incorporated in Hong Kong, the Cayman Islands and the United States, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that our Cayman Islands holding company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, first, a 25% PRC enterprise income tax would be imposed on our worldwide income. Second, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — Dividends paid to our foreign investors and gains on the sale of the Class A Ordinary Shares by our foreign investors may become subject to PRC tax.”

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

Each U.S Holder is urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S. and other tax consequences of the ownership and disposition of our Class A ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Class A Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

The preceding discussion of U.S. federal tax considerations is for general information purposes only. It is not tax advice. Each U.S Holder should consult its own tax advisor regarding the particular U.S Federal, state, local and foreign tax consequences of purchase, holding and disposing of our Class A ordinary shares, including the consequences of any proposed change in applicable laws.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing bank deposits. We have not used derivative financial instruments to manage our interest risk exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to nor do we anticipate that we will be exposed to, material risks due to changes in market interest rates.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2022 and 2023, RMB26.8 million and RMB78.7 million (US$11.1 million), respectively, were deposited with financial institutions located in the Chinese mainland, Hong Kong and U.S.. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, we perform ongoing credit evaluations of customers. we establish an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

Foreign Exchange Risk

Substantially all of our businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

The warrants and option to purchase redeemable convertible preferred shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, we recorded the warrant liabilities and option liability on the consolidated balance sheets at their estimated fair value. The warrant liabilities and option liability are subject to remeasurement at each reporting period and we adjusted the carrying value of the warrant liabilities and option liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the “changes in fair value of financial instruments” on the consolidated statement of comprehensive loss. As of December 31, 2022 and 2023, RMB5.7 million and RMB87,279 (US$12,293), respectively, were recorded as warrant liabilities.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

We raised approximately US$30.1 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 16, 2023, the date that the Form F-1 was declared effective by the SEC, to December 31, 2023, we used US$7.8 million of the net proceeds received from our initial public offering for strategic investments and general corporate purposes, including working capital needs. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We intend to use the remainder of the proceeds from our initial public offering for strategic investment and general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022 and December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2023, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include: ·

-	lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and ·

We have taken measures and plan to continue to take measures to remediate these deficiencies, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function, (ii) establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements, (iii) developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies and technical accounting guidance and are tailored to our business, and (iv) implementing internal controls over financial reporting to ensure accounting policies and procedures are operating effectively.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Mr. George Lai, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE American. George Lai satisfies the “independence” requirements of the NYSE American and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, Marcum Asia CPAs LLP and Enrome LLP, our independent registered public accounting firm, for the years indicated.

	2022	2023
	RMB	RMB
	(in thousands)	(in thousands)
Services
Audit Fees(1)
- KPMG Huazhen LLP	7,000	7,300
- Marcum Asia CPAs LLP	—	1,846
- Enrome LLP	—	3,905
Audit-Related Fees(2)
- KPMG Huazhen LLP	—	—
- Marcum Asia CPAs LLP	—	—
- Enrome LLP	—	—
Other Fees(3)
- KPMG Huazhen LLP	420	510
- Marcum Asia CPAs LLP	—	43
- Enrome LLP	—	—
Total	7,420	13,604

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report. However, subsequent to year ended December 31, 2023, we purchased our Class A Ordinary shares pursuant to a previously announced share repurchase plan under Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Repurchase Plan"), as follow:

Issuer Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased (1)	(b) Average price paid per share (or units)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs (2)	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January 25-26, 2024	-	US$2.96	33,410	466,590
February 1-28, 2024	-	US$2.01	35,254	431,336

(1)	No equity securities were repurchased by the Company other than under the Repurchase Plan.

(2)	Represents total Class A Ordinary shares repurchased by the Company in open-market transactions under the Repurchase Plan announced on December 4, 2023, which covers 500,000 Class A Ordinary shares and expires on November 30, 2024.

Item 16F. Change in Registrant’s Certifying Accountant

Dismissal of KPMG Huazhen LLP and appointment of Marcum Asia

As previously announced in the Form 6-K filed by the Company with the SEC on August 30, 2024 (the “August 6-K”), on August 30, 2024 (the “First Effective Date”), the Company dismissed KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm. The dismissal of the Company’s independent registered public accounting firm was approved by the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company as of the First Effective Date.

KPMG’s audit report on the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021, contained separate paragraphs stating that:

(i)	“the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the Company has incurred a loss from operations, had net cash used in operating activities, net current liabilities and an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty” and;

(ii)	“as discussed in note 2(p) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.”

During the Company’s fiscal years ended December 31, 2022 and 2021 and the subsequent annual and interim period through (and including) the First Effective Date, there were (i) no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the disagreements in connection with KPMG’s report, and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised the Company of a material weakness in the Company’s internal control over financial reporting that relates to the Company’s lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

The Company provided KPMG with a copy of the above disclosures prior to filing the August 6-K with the SEC. The Company has requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees to the statements above. That letter is filed as Exhibit 99.1 to the August 6-K and is incorporated by reference herein.

As of the First Effective Date, the Company appointed Marcum Asia (“Marcum”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024. The appointment of Marcum was approved by the Audit Committee as of the First Effective Date.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the First Effective Date, neither the Company nor anyone acting on its behalf consulted with Marcum, regarding either: (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Dismissal of Marcum Asia and appointment of Enrome LLP

On August 30, 2024, Marcum was retained as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024; Marcum Asia has not, however, reported on the Company’s consolidated financial statements for those years or any period.

The Company has reviewed its needs and evaluated potential public accounting firms to determine the most suitable independent registered public accounting firm for the fiscal year ended December 31, 2023, and the fiscal year ending December 31, 2024.

As previously announced in the Form 6-K filed by the Company with the SEC on October 4, 2024 (the “October 6-K”), on September 30, 2024 (the “Second Effective Date”), the Company dismissed Marcum Asia as the Company’s independent registered public accounting firm. Such dismissal was approved by the Audit Committee as of the Second Effective Date.

From the time of appointment on August 30, 2024 through the Second Effective Date there were no “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to Marcum Asia’s satisfaction would have caused Marcum Asia to make reference to the disagreements in connection with Marcum Asia’s report.

During the Company’s fiscal year ended December 31, 2022, and 2023 and the interim period through the Second Effective Date there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except as described below:

(i)	There was a material weakness identified attributable to our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements, and

(ii)	Marcum Asia became aware of various allegations against the Company by a former service provider regarding alleged related party transaction that have not been disclosed and alleged improper value-added-tax transactions and other matters. Marcum Asia advised the Company that it needed to expand the scope of its audit to address these allegations. Expanding the scope of the audit may materially impact the fairness or reliability of the Company’s previously issued financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report, or prevent Marcum Asia from issuing an unqualified audit report or from relying on management’s representations or be associated with the Company’s financial statements.

Marcum Asia was dismissed before it was able expand the scope of its audit or conduct such further investigation. The Company conducted an internal investigation of these allegations, which included, for example, obtaining advice of legal counsel, review of relevant laws and rules, inquiries of personnel and discovery of relevant facts. The Company concluded that the allegations are baseless and without merit.

The Company provided Marcum Asia with a copy of the above disclosures prior to filing the October 6-K with the SEC. The Company has requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not Marcum Asia agrees to the statements above. That letter is filed as Exhibit 16.1 to the October 6-K and is incorporated by reference herein.

As of the Second Effective Date, the Company appointed Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, 2022 and 2023 and the fiscal year ending December 31, 2024. The appointment of Enrome was approved by the Audit Committee as of the Second Effective Date. Enrome’s appointment is subject to Enrome’s final client intake procedures and execution of an engagement letter agreement.

During the fiscal years ended December 31, 2023, 2022 and 2021 and the subsequent interim period through the Second Effective Date, neither the Company nor anyone acting on its behalf consulted with Enrome, regarding either: (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F)

Item 16G. Corporate Governance

As an exempted company incorporated in the Cayman Islands and listed on NYSE American, we are subject to corporate governance listing standards of NYSE American. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. and (iv) pursuant to NYSE American Company Guide Rule 713 and opinion of Cayman Islands counsel, shareholder approval for issuances of shares equal to or exceeding 20% of outstanding shares. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors——As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards. “

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Tenth Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.2*	Description of Securities
4.1	Underwriting Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 to the Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
10.1*	2023 Employee Share Option Plan
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	PFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	PFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DDC Enterprise Limited

/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer (Principal Executive Officer)
Date: January 27, 2025

DDC Enterprise Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

DDC Enterprise Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DDC Enterprise Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity/(deficit), and cash flows for each of the years ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company incurred a loss from operations of RMB146.2 million, and net cash used in operating activities of RMB89.4 million. As of December 31, 2023, the Company had an accumulated deficit of RMB1.6 billion, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

January 27, 2025

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2(g)	26,801,767	78,790,697	11,097,438
Restricted cash	2(h)	70,102,863	497,108	70,016
Short-term investment	4	-	104,086,826	14,660,323
Accounts receivable, net	5	26,906,994	29,508,542	4,156,191
Inventories, net	6	6,115,553	9,984,100	1,406,231
Prepayments and other current assets	7	25,714,888	97,589,397	13,745,179

Total current assets		155,642,065	320,456,670	45,135,378

Non-current assets
Long-term investments	8	22,440,969	14,136,050	1,991,021
Property, plant and equipment, net	9	509,169	603,035	84,936
Operating lease Right-of-use assets	15	6,132,812	6,169,983	869,024
Intangible assets, net	10	17,439,892	9,426,569	1,327,704
Goodwill	11	18,769,688	40,407,135	5,691,226
Other non-current assets	12	34,443,178	43,150,129	6,077,569

Total non-current assets		99,735,708	113,892,901	16,041,480

Total assets		255,377,773	434,349,571	61,176,858

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	13	54,830,623	19,500,000	2,746,518
Current portion of long-term bank borrowings	13	2,020,480	1,993,168	280,732
Accounts payable		17,046,154	20,793,699	2,928,731
Contract liabilities	26	6,293,066	13,773,974	1,940,024
Shareholder loans, at amortized cost	18	19,522,986	26,150,243	3,683,185
Amounts due to related parties	28	19,395,710	17,605,694	2,479,710
Accrued expenses and other current liabilities	14	107,356,680	168,952,161	23,796,413
Current portion of lease liabilities	15	1,413,110	2,590,785	364,904
Current portion of finance lease liabilities	15	-	103,310	14,551
Convertible loans, at fair value	18	14,949,326	6,372,830	897,594
Convertible loans, at amortized cost	18	18,964,600	3,541,350	498,789

Total current liabilities		261,792,735	281,377,214	39,631,151

Non-current liabilities
Long-term bank borrowings	13	1,671,084	5,519,461	777,400
Operating lease liabilities	15	4,824,198	4,045,089	569,739
Finance lease liabilities	15	-	37,411	5,269
Warrant liabilities	22	5,747,884	87,279	12,293
Option liability	22	12,762,104	-	-
Shareholder loans, at amortized cost	18	76,099,976	56,928,815	8,018,256
Convertible loans, at fair value	18	3,897,606	7,964,014	1,121,708
Convertible loans, at amortized cost	18	-	3,500,000	492,965
Deferred tax liabilities	24	3,399,427	3,827,489	539,091
Other non-current liabilities	21	4,162,222	10,405,554	1,465,592

Total non-current liabilities		112,564,501	92,315,112	13,002,313

Total liabilities		374,357,236	373,692,326	52,633,464

Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Mezzanine equity
Series A redeemable convertible preferred shares ((US$0.016 par value; 724,939 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB78,343,351 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB78,343,351 and RMB nil as of December 31, 2022 and 2023, respectively)	17	78,343,351	-	-
Series A-1 redeemable convertible preferred shares (US$0.016 par value; 276,940 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB65,189,547 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB65,189,547 and RMB nil as of December 31, 2022 and 2023, respectively)	17	65,189,547	-	-
Series B redeemable convertible preferred shares (US$0.016 par value; 227,751 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB90,688,766 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB90,688,766 and RMB nil as of December 31, 2022 and 2023, respectively)	17	90,688,766	-	-
Series B-1 redeemable convertible preferred shares (US$0.016 par value; 228,813 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB100,365,667 and RMB nil as December 31, 2022 and 2023; liquidation value of RMB100,365,667 and RMB nil as of December 31, 2022 and 2023, respectively)	17	100,365,667	-	-
Series B-2 redeemable convertible preferred shares (US$0.016 par value; 454,739 shares authorized, 387,525 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB181,300,496 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB181,300,496 and RMB nil as of December 31, 2022 and 2023, respectively)	17	181,300,496	-	-
Series C redeemable convertible preferred shares (US$0.016 par value; 654,013 shares and nil share authorized, 290,409 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB151,311,737 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB151,311,737 and RMB nil as of December 31, 2022 and 2023, respectively)	17	151,311,737	-	-
Series C-1 redeemable convertible preferred shares (US$0.016 par value; 2,733,158 shares and nil share authorized, 2,370,939 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB701,320,497 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB701,320,497 and RMB nil as of December 31, 2022 and 2023, respectively)	17	701,320,497	-	-

Total mezzanine equity		1,368,520,061	-	-

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Shareholders’ (deficit)/equity
Class A ordinary shares (US$0.016 par value per share, 55,248,154 shares authorized as of December 31, 2022 and 2023, 5,638,277 shares and 20,028,168 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	19	584,961	2,230,296	314,131
Class B ordinary shares (US$0.016 par value per share, 875,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	19	96,589	96,589	13,604
Series seed convertible preferred shares (US$0.016 par value, 1,076,501 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, liquidation value of RMB37,307,022 and RMB nil as of December 31, 2022 and 2023, respectively)	20	58,565,485	-	-
Additional paid-in-capital		-	1,816,654,303	255,870,407
Accumulated deficit		(1,478,040,573)	(1,644,382,306)	(231,606,404)
Accumulated other comprehensive loss		(83,132,274)	(135,581,744)	(19,096,289)
Total shareholders’ (deficit)/equity attributable to DDC Enterprise Limited		(1,501,925,812)	39,017,138	5,495,449

Non-controlling interest		14,426,288	21,640,107	3,047,945

Total shareholders’ (deficit)/equity		(1,487,499,524)	60,657,245	8,543,394

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		255,377,773	434,349,571	61,176,858

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Years Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Revenues:
Product revenues	26	191,389,968	176,420,393	204,595,102	28,816,618
Service revenues	26	5,544,507	1,298,631	886,802	124,903
Revenues from collaborative arrangements	26	8,244,967	1,867,042	-	-
Total revenues		205,179,442	179,586,066	205,481,904	28,941,521

Cost of products		(164,541,069)	(134,462,728)	(153,316,804)	(21,594,221)
Cost of services		(4,180,765)	(1,196,469)	(709,787)	(99,971)
Total cost of revenues		(168,721,834)	(135,659,197)	(154,026,591)	(21,694,192)

Gross profit		36,457,608	43,926,869	51,455,313	7,247,329

Operating expenses:
Fulfilment expenses		(23,967,825)	(10,630,884)	(7,315,978)	(1,030,434)
Sales and marketing expenses		(59,239,750)	(20,763,218)	(17,440,192)	(2,456,400)
Research and development expenses		(233,663)	-	-	-
General and administrative expenses		(66,636,360)	(53,543,862)	(82,460,706)	(11,614,348)
Impairment loss on goodwill		-	-	(6,592,220)	(928,495)
Share based compensation	21	-	(38,993,201)	(83,863,299)	(11,811,899)
Total operating expenses		(150,077,598)	(123,931,165)	(197,672,395)	(27,841,576)

Loss from operations		(113,619,990)	(80,004,296)	(146,217,082)	(20,594,247)

Interest expenses		(22,842,091)	(30,826,950)	(12,178,668)	(1,715,329)
Interest income		9,783	465,162	2,562,605	360,935
Foreign currency exchange (loss)/gain, net		(147,413)	671,007	(66,798)	(9,408)
Impairment loss for equity investments accounted for using measurement alternative	8	-	(22,705,285)	(8,288,296)	(1,167,382)
Gain from deconsolidation of VIEs	1	-	13,543,650	134,665	18,967
Other income		5,581,534	1,599,746	421,449	59,360
Other expenses, net	23	(266,083,985)	-	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	22	(60,764,404)	(1,875,889)	17,101,260	2,408,661

Loss before income tax expenses		(457,866,566)	(119,132,855)	(156,970,922)	(22,108,894)

Income tax expense	24	(816,868)	(3,115,753)	(5,004,766)	(704,907)
Net loss		(458,683,434)	(122,248,608)	(161,975,688)	(22,813,801)

Accretion of redeemable convertible preferred shares to redemption value	17	(381,218,518)	(109,089,609)	(110,112,796)	(15,509,063)
Net loss attributable to ordinary shareholders		(839,901,952)	(231,338,217)	(272,088,484)	(38,322,864)

Net income/(loss) attributable to non-controlling interest		(4,333,208)	(222,968)	4,366,045	614,945

Net loss attributable to DDC Enterprise Limited		(835,568,744)	(231,115,249)	(276,454,529)	(38,937,809)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS – (Continued)

		For the Years Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Other comprehensive income/(loss), net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes		15,902,297	(120,532,078)	(52,845,568)	(7,443,143)
Net unrealized gains on available-for-sale debt Securities		-	-	396,098	55,789

Total other comprehensive income/(loss)		15,902,297	(120,532,078)	(52,449,470)	(7,387,354)

Comprehensive loss:		(823,999,655)	(351,870,295)	(324,537,954)	(45,710,218)
Comprehensive income/ (loss) attributable to non-controlling interests		(4,333,208)	(222,968)	4,366,045	614,945

Comprehensive loss attributable to DDC Enterprise Limited		(819,666,447)	(351,647,327)	(328,903,999)	(46,325,163)

Net loss per ordinary share
— Basic and diluted – Class A	25	(173.00)	(42.32)	(38.29)	(5.39)
— Basic and diluted – Class B		-	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	25	4,829,998	5,461,443	7,219,584	7,219,584
— Basic and diluted – Class B		875,000	875,000	875,000	875,000

The accompanying notes are an integral part of these consolidated financial statements

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non- redeemable non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	income	deficit	interest	deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021	875,000	90,509	875,000	96,589	1,076,501	58,565,485	-	(736,738,408)	21,497,507	(656,488,318)	4,569,880	(651,918,438)
Issuance of class A ordinary shares	4,401,663	455,728	-	-	-	-	243,798,133	-	-	244,253,861	-	244,253,861
Beneficial conversion feature of redeemable convertible preferred shares	-	-	-	-	-	-	16,942,439	-	-	16,942,439	-	16,942,439
Prepaid consideration for acquisitions	-	-	-	-	-	-	28,424,280	-	-	28,424,280	-	28,424,280
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(289,164,852)	(92,053,666)	-	(381,218,518)	-	(381,218,518)
Net loss	-	-	-	-	-	-	-	(454,350,226)	-	(454,350,226)	(4,333,208)	(458,683,434)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	15,902,297	15,902,297	-	15,902,297

Balance as of December 31, 2021	5,276,663	546,237	875,000	96,589	1,076,501	58,565,485	-	(1,283,142,300)	37,399,804	(1,186,534,185)	236,672	(1,186,297,513)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non- redeemable non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	income/(loss)	deficit	interest	deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	5,276,663	546,237	875,000	96,589	1,076,501	58,565,485	-	(1,283,142,300)	37,399,804	(1,186,534,185)	236,672	(1,186,297,513)
Issuance of class A ordinary shares in connection with exercise of share options	361,614	38,724	-	-	-	-	-	-	-	38,724	-	38,724
Share-based compensation	-	-	-	-	-	-	34,792,255	-	-	34,792,255	-	34,792,255
Incremental cost of share options modified in connection with deconsolidation of Farm Entities	-	-	-	-	-	-	1,424,721	-	-	1,424,721	-	1,424,721
Business combinations	-	-	-	-	-	-	-	-	-	-	14,412,584	14,412,584
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(36,216,976)	(72,872,633)	-	(109,089,609)	-	(109,089,609)
Net loss	-	-	-	-	-	-	-	(122,025,640)	-	(122,025,640)	(222,968)	(122,248,608)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	(120,532,078)	(120,532,078)	-	(120,532,078)

Balance as of December 31, 2022	5,638,277	584,961	875,000	96,589	1,076,501	58,565,485	-	(1,478,040,573)	(83,132,274)	(1,501,925,812)	14,426,288	(1,487,499,524)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non-redeemable non-controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	equity/(deficit)	interest	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	5,638,277	584,961	875,000	96,589	1,076,501	58,565,485	-	(1,478,040,573)	(83,132,274)	(1,501,925,812)	14,426,288	(1,487,499,524)
Issuance of class A ordinary shares	14,374,669	1,642,299	-	-	(1,076,501)	(58,565,485)	1,835,065,180	-	-	1,778,141,994	-	1,778,141,994
Surrender of class A ordinary shares by one shareholder issuance of share options	(180,807)	(19,362)	-	-	-	-	19,362	-	-	-	-	-
Share options issued as the purchase consideration in connection with acquisition of Lin’s	-	-	-	-	-	-	1,072,031	-	-	1,072,031	-	1,072,031
Share-based compensation	-	-	-	-	-	-	80,272,397	-	-	80,272,397	-	80,272,397
Business combinations	196,044	22,398	-	-	-	-	11,876,510	-	-	11,898,908	1,309,393	13,208,301
Acquisition of non- controlling interests	-	-	-	-	-	-	(1,538,381)	-	-	(1,538,381)	1,538,381	-
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(110,112,796)	-	-	(110,112,796)	-	(110,112,796)
Net loss	-	-	-	-	-	-	-	(166,341,733)	-	(166,341,733)	4,366,045	(161,975,688)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	(52,449,470)	(52,449,470)	-	(52,449,470)
Other	(15)	-	-	-	-	-	-	-	-	-	-	-

Balance as of December 31, 2023	20,028,168	2,230,296	875,000	96,589	-	-	1,816,654,303	(1,644,382,306)	(135,581,744)	39,017,138	21,640,107	60,657,245
Balance as of December 31, 2023 (US$) Note 2(f) (Unaudited)	20,028,168	314,131	875,000	13,604	-	-	255,870,407	(231,606,404)	(19,096,289)	5,495,449	3,047,945	8,543,394

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Operating activities:
Net loss	(458,683,434)	(122,248,608)	(161,975,688)	(22,813,801)
Adjustments to reconcile net loss to net cash provided by operating activities
Extinguishment losses, net	229,580,168	-	10,440,057	1,470,451
Termination of franchise agreement	-	-	11,005,303	1,550,065
Excess of fair value of instruments issued over proceeds received	36,503,817	-	-	-
Accretion of interest expenses on loans at amortized cost	13,613,110	18,795,751	-	-
Accretion of interest expenses on cash consideration payable for Lishang acquisition	-	185,012	-	-
Depreciation and amortization	5,110,730	3,544,322	6,107,400	860,209
Allowance of accounts receivable	4,324,627	5,334,098	3,481,333	490,336
Allowance of other current assets	-	4,262,335	-	-
(Gain)/loss from disposal of property and equipment	(14,262)	13,748	-	-
Provision of inventories to net realizable value	1,259,972	149,075	802,807	113,073
Unrealized foreign currency exchange loss/(gain), net	147,413	(671,007)	66,797	9,408
Changes in fair value of financial instruments	60,764,404	1,875,889	(17,101,260)	(2,408,662)
Changes in fair value of contingent consideration payables	(875,763)	(92,796)	-	-
Impairment loss for goodwill	-	-	6,592,220	928,495
Impairment loss for other equity investments accounted for using Measurement Alternative	-	22,705,285	8,288,296	1,167,382
Share-based compensation	-	38,993,201	83,863,299	11,811,899
Gain from deconsolidation of VIEs	-	(13,543,650)	(134,665)	(18,967)
Deferred tax expense/(benefit)	814,881	(601,737)	(1,255,808)	(176,877)

Changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs:
Accounts receivable, net	(2,734,066)	(21,010,479)	(4,487,704)	(632,081)
Inventories	(5,900,993)	3,094,089	(955,200)	(134,537)
Prepayments and other current assets	(4,419,775)	11,254,698	(53,940,356)	(7,597,340)
Other non-current assets	145,000	(32,746,114)	(5,487,600)	(772,912)
Accounts payable	3,586,714	667,966	524,686	73,900
Contract liabilities	(356,351)	4,943,301	4,802,774	676,457
Operating lease liabilities	-	1,000,658	(2,364,187)	(332,989)
Accrued expenses and other current liabilities	25,708,518	37,011,898	22,376,950	3,151,727

Net cash used in operating activities	(91,425,290)	(37,083,065)	(89,350,546)	(12,584,764)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Investing activities:
Purchase of property and equipment	(179,210)	(191,634)	(201,699)	(28,409)
Net proceeds from disposal of property and equipment	22,881	-	62,551	8,810
Acquisition of short-term investments	(64,736,000)	-	(104,086,826)	(14,660,323)
Proceeds from disposal of short-term investments	63,637,000	-	-	-
Payment of a deposit for investments	(4,251,256)	-	(4,031,676)	(567,850)
Cash paid for acquiring a short-term investment	-	(348,230)	(17,688,930)	(2,491,434)
Payment of consideration payable resulted from acquisition of Yuli	-	-	(212,785)	(29,970)
Payment of consideration payable resulted from acquisition of Cook SF	-	-	(13,894,425)	(1,956,989)
Payment of consideration payable resulted from acquisition of Yunmao	(10,200,000)	-	-	-
Payment of consideration payable resulted from acquisition of Mengwei Stores	(3,000,000)	-	(551,641)	(77,697)
Payment of consideration payable resulted from acquisition of YJW	-	(1,500,000)	-	-
Payment of consideration payable resulted from acquisition of Lishang	-	(500,000)	(2,420,000)	(340,850)
Collection of an interest-free loan from a supplier	10,000,000	-	-	-
Cash acquired in business combinations (note 16)	349,323	2,223,351	7,916,556	1,115,024
Cash disposed upon deconsolidation of VIEs	-	(128,114)	(52,917)	(7,453)

Net cash used in investing activities	(8,357,262)	(444,627)	(135,161,792)	(19,037,141)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Financing activities:
Proceeds from IPO	-	-	213,168,986	30,024,224
Proceeds from issuance of Series C-1 redeemable convertible preferred shares	81,708,273	-	-	-
Proceeds from short-term bank borrowings	47,704,039	15,741,315	19,531,207	2,750,913
Repayment of short-term bank borrowings	(49,184,227)	(14,000,379)	(59,262,008)	(8,346,879)
Proceeds from long-term bank borrowings	4,455,672	870,031	5,642,555	794,737
Repayment of long-term bank borrowings	(400,341)	(651,669)	(2,392,934)	(337,038)
Proceeds from related parties’ loans	21,069,469	13,000,289	5,297,764	746,174
Repayment of related parties’ loans	(16,428,310)	(2,096,794)	(7,999,659)	(1,126,728)
Proceeds from shareholders’ loans	19,496,919	13,929,200	-	-
Repayment for shareholders’ loans	(6,229,448)	-	(13,929,200)	(1,961,887)
Issuance of convertible loans, net of issuance costs	14,464,093	17,411,500	29,685,273	4,181,083
Repayment of convertible loans	-	-	(3,482,300)	(490,472)
Proceeds from loans from employees and individuals	10,233,759	11,419,248	136,331,248	19,201,855
Repayment of loans from employees and individuals	(11,646,164)	(3,685,119)	(106,587,537)	(15,012,541)
Capital received from a non-controlling shareholder	1,520,200	-	-	-
Settlement of contingent payable for acquisition of Mengwei Stores	(1,006,879)	(585,473)	-	-

Net cash provided by financing activities	115,757,055	51,352,149	216,003,395	30,423,441

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	2,652,471	5,829,672	(9,107,882)	(997,843)

Net increase/(decrease) in cash, cash equivalents and restricted cash	18,626,974	19,654,129	(17,616,825)	(2,196,306)

Cash and cash equivalents, beginning of the year	25,282,090	13,493,501	26,801,767	3,774,950
Restricted cash, beginning of the year	33,341,437	63,757,000	70,102,863	9,588,810
Cash, cash equivalents and restricted cash at the beginning of the year	58,623,527	77,250,501	96,904,630	13,363,760

Cash and cash equivalents, end of the year	13,493,501	26,801,767	78,790,697	11,097,438
Restricted cash, end of the year	63,757,000	70,102,863	497,108	70,016
Cash, cash equivalents and restricted cash at the end of the year	77,250,501	96,904,630	79,287,805	11,167,454

Supplemental disclosure of cash flow information

Interest expenses paid	(3,747,004)	(4,906,616)	(14,095,688)	(1,985,336)
Income tax paid	(22,324)	(235,548)	(208,475)	(29,363)

Supplemental disclosure of non-cash flow information
Business acquisition by preferred shares	-	(1,398,431)	-	-
Business acquisition by ordinary shares	-	-	(12,040,885)	(1,695,923)
Business acquisition by share options	-	(18,492,454)	-	-
Right-of-use assets obtained in exchange for operating lease obligations	-	(3,228,307)	(2,423,083)	(341,284)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

DDC Enterprise Limited (Cayman)	Listed Entity
DDC Open Studio Limited (Cayman)	100% Direct Holdings
Perfect Foods Inc. (Cayman)	100% Direct Holdings
Grand Leader Technology Limited (Hong Kong)	100% Direct Holdings
DDC US Inc.	100% Direct Holdings
DDC Open Studio Media Limited (Hong Kong)	100% Indirect Holdings
Good Foods HK Limited (Hong Kong)	100% Indirect Holdings
Cook US LLC	100% Indirect Holdings
Cook San Francisco, LLC	100% Indirect Holdings
Lin’s Group Limited (Hong Kong)	51% Indirect Holdings
Shanghai Lashu Import and Export Trading Co., Ltd	100% Indirect Holdings
Shanghai DayDayCook Information Technology Co., Ltd	100% Indirect Holdings
Mengwei online store	Contractual control (on August 19, 2023 sold)
Hangzhou Jushi Cultural Media Co., Ltd.	67% Indirect Holdings
Chongqing DayDayCook E-commerce Co., Ltd.	100% Indirect Holdings
Quanzhou DayDayCook Food Co., Limited	60% Indirect Holdings
Shanghai Lishang Trading Limited	51% Indirect Holdings
Shanghai Youlong Industrial Co., Ltd.	100% Indirect Holdings
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.	60% Indirect Holdings
Quanzhou Weishi food Co., Limited	60% Indirect Holdings
Shanghai Yuli Development Limited	51% Indirect Holdings
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.	100% Indirect Holdings
Hangzhou Damao Technology Co., Ltd.	60% Indirect Holdings

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

DDC Enterprise Limited (“DDC” or the “Parent”) was incorporated in the Cayman Islands on April 30, 2012 under the Cayman Islands Companies Law as an exempted company with limited liability. The Parent with its subsidiaries (collectively referred to as the “Company”) is a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient ready-to-cook (“RTC”), ready-to-heat (“RTH”) and ready-to-eat (“RTE”) meals while promoting healthier lifestyle choices to its predominately Millennial and Generation Z (“GenZ”) customer base. The Company’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

On November 21, 2023, the Company completed its initial public offering (“IPO”) and issued 3,900,000 Class A ordinary shares for total amount of US$33.1 million (RMB234.8 million). The Company received net amount of US$30.0 million (RMB213.2 million) in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million (RMB21.6 million).

The VIE arrangements with Weishi

Prior to April 1, 2022, the Company operated its internet-based business in the PRC through Shanghai Weishi Information Technology Co., Ltd. (“Weishi”), a limited liability company established under the laws of the PRC in February 2015. Weishi holds the necessary PRC operating licenses for the online businesses. The equity interests of Weishi are legally held by Ms. Wang Xiaoxiao, (Co-founder and executive assistant of the CEO) who acts as a nominee equity holder of Weishi on behalf of Shanghai DayDayCook Information Technology Co., Ltd. (“Shanghai DayDayCook” or “WFOE”), the Company’s wholly-owned subsidiary. A series of contractual agreements, including Exclusive Consultancy and Service Agreement, Exclusive Purchase Agreement, Proxy Agreement, Equity Pledge Agreement and Loan Agreement (collectively, the “Weishi VIE Agreements”), were entered among Shanghai DayDayCook, Weishi and its nominee equity holder and were effective until April 1, 2022, when the Company decided to terminate the VIE agreements.

Pursuant to these contractual agreements, the Company is able to exercise effective control over, bear the risks of, and enjoy substantially all of the economic benefits of Weishi, and has an exclusive option to purchase all of the equity interests in Weishi when and to the extent permitted by the PRC law at the lowest price possible. The Company’s management concluded that Weishi is a VIE and WFOE is its primary beneficiary. As such, the financial statements of Weishi are included in the consolidated financial statements of the Company.

The Weishi VIE agreements between WFOE and Weishi have been updated with the principal terms effective until March 31, 2022 summarized as follows:

1) Exclusive Consultancy and Service Agreement

WFOE and Weishi entered into an Exclusive Consultancy and Service Agreement whereby WFOE is appointed as the exclusive service provider for the provision of management consulting, technical support, intellectual property licensing and other relevant services to Weishi during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration.

It is agreed that the WFOE shall be entitled to substantially all of the economic benefits and bear all the risks of Weishi. Weishi shall pay WFOE on a quarterly basis a service fee, which shall be equal to all the quarterly profit before tax and before the service fee after covering the deficit for prior years, if any. WFOE has the discretion to adjust the basis of calculation of the service fee amount according to service provided to Weishi.

Weishi and its nominee shareholder shall accept the service provided by the WFOE, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

2) Exclusive Option Agreement

The WFOE has exclusive right to purchase the equity interests and assets in Weishi from the nominee shareholder and assets from Weishi, once or at multiple times at any time in part or in whole, at the Company’s sole discretion.

The purchase price of equity interests shall be the higher of the loan amount under the relevant loan agreement and the minimum price permitted by the local applicable laws. The purchase price of assets shall be the higher of the carrying amount of the relevant assets and the minimum price permitted by the local applicable laws. Pursuant to the contractual arrangement, Weishi and its nominee shareholder shall not terminate the exclusive purchase agreement unilaterally in any event unless otherwise required by applicable laws.

3) Proxy Agreement

The WFOE has sole and exclusive power of attorney to act on behalf of the nominee shareholder of Weishi with respect to all rights and matters concerning all equity interests held by such nominee shareholder including exercising all of the nominee shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of Weishi; representing the nominee shareholder to execute any resolutions and minutes as a nominee shareholder (and director) of Weishi; approving the amendments to the articles of association without written consent of such nominee shareholder; approving any change of the share capital of Weishi; appointing directors to Weishi at the discretion of the WFOE.

The nominee shareholder of Weishi waives all rights with respect to the equity interests in Weishi held by her and shall not exercise such rights by herself.

4) Equity Pledge Agreement

Weishi’s nominee shareholder agrees to pledge all the equity interests to the Company as security for performance of the contract obligations under these contractual arrangements. Weishi and its nominee shareholder shall apply all necessary registration and/or filings relating to the equity pledges required by the applicable laws within 15 working days after the execution of these contractual arrangements.

During the term of this equity pledge agreement, Weishi and its nominee shareholder shall deliver the share certificate or the like to the WFOE’s escrow within 3 working days after the execution of these contractual arrangements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of Weishi, Weishi and its nominee shareholder shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the Company’s escrow.

In August 2016 and subsequently updated in March 2017, the equity pledge agreement was registered with relevant government authorities.

5) Loan agreement

A loan agreement was entered into between the WFOE and the nominee shareholder of Weishi. Under the loan agreement, the WFOE would make an interest-free loan in an amount of RMB10.0 million in total to the nominee shareholder of Weishi exclusively for the purpose of the capitalization of Weishi. The loan shall be repaid in full if the nominee shareholders of Weishi ceases to be the employee of Weishi, the WFOE or their affiliates; and can only be repaid with the proceeds derived from the sale of all of the equity interests in Weishi to the WFOE or its designated representatives pursuant to the Exclusive Purchase Agreement. The term of the loan is twenty years from the date of the loan agreement and may be extended upon mutual written consent of the WFOE and the nominee shareholder of Weishi.

As of December 31, 2021 and March 31, 2022, the drawdown amount of the loan by the nominee shareholder was RMB1.0 million.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

Termination of the VIE agreements with Weishi

On April 1, 2022, the WFOE, Weishi and the nominee shareholder entered into an agreement to terminate the VIE arrangements with Weishi for nil consideration. Upon the termination, the Company recognized a gain of RMB426,690, which is the difference between (i) net liabilities of RMB 63,362,821 of Weishi as of March 31, 2022, and (ii) a net payable of RMB62,936,131 due to the Company. after the Company waiving the net receivables due from Weishi. Historically, the Company’s business was substantially conducted through its wholly owned subsidiaries established in China. Prior to the termination, revenue generated through Weishi amounted to RMB nil for the three months ended March 31, 2022. The Company’s management believes that the termination of the Weishi VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operations.

The following presents the balance sheet information of Weishi as of March 31, 2022, and the operations and cash flows of Weishi for the three months ended March 31, 2022.

		March 31, 2022
		RMB
Cash and cash equivalents		5,536
Amounts due from related parties *	(ii)	83,137,208
Prepayments and other current assets		732,305

Total current assets		83,875,049

Property, plant and equipment, net		254,693
Other non-current assets		10,000

Total non-current assets		264,693

Total assets	(i)	84,139,742

Short-term bank borrowings		968,000
Amount due to related parties *	(ii)	146,073,339
Accrued expenses and other current liabilities		461,224

Total current liabilities		147,502,563

Total liabilities	(i)	147,502,563

*	As of March 31, 2022, amounts due from and due to related parties represent the receivables and payables that Weishi had with the Company’s consolidated subsidiaries, which would be eliminated upon consolidation.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Operating expenses
Sales and marketing expenses	(7,212,320)	(430,388)
Research and development expenses	(233,663)	-
General and administrative expenses	(4,673,618)	(792,914)
Loss from operations	(12,119,601)	(1,223,302)

Interest expenses	(9,924)	(29,146)
Interest income	659	-
Other income	103	480
Loss before income tax expenses	(12,128,763)	(1,251,968)
Income tax expense	-	-
Net loss	(12,128,763)	(1,251,968)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Net cash and cash equivalents used in operating activities	(1,357,986)	(622,630)
Net cash and cash equivalents provided by financing activities	1,331,000	488,498
Net decrease in cash	(26,986)	(134,132)
Cash and cash equivalents at the beginning of the year	166,654	139,668
Cash and cash equivalents at the end of the termination date	139,668	5,536

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The VIE arrangements with Farm Entities

The Company acquired a business for planting fresh vegetables (“Farm”) in January 2019. The acquired Farm business was operated through Shanghai City Modern Agriculture Development Co., Ltd. (“City Modern”), a limited liability company controlled by Mr. Cui Yixiong and Shanghai City Vegetable Production and Distribution Co-op (“City Vegetable”), Shanghai Jiapin Vegetable Planting Co-op (“Jiapin Vegetable”) and Shanghai Jiapin Ecological Agriculture Co-op (“Jiapin Ecological”), incorporated in the PRC, collectively referred to as “Farm Entities” thereafter.

Prior to the acquisition, the Farm Entities operate agricultural greenhouse facilities in the PRC, where it produces, markets, and sells premium-quality vegetable products. City Vegetables, Jiapin Vegetables and Jiapin Ecological are farmers’ specialized cooperatives (together the “FSCs”) in China. Legal members of FSCs shall consist of no less than 80% qualified farmers. Mr. Cui Yixiong controlled these FSCs since their establishment, and the formal contractual agreements, including Exclusive Consultancy and Service Agreement and Exclusive Option Agreement (collectively, the “FSC VIE Agreements”), were entered into among City Modern, and the nominee equity holders, i.e. the qualified farmers of the FSCs in January 2019.

The principal terms of the FSC VIE arrangements are as follows:

1) Exclusive Consultancy and Service Agreement

City Modern shall provide management consulting, technical support, intellectual property licensing and other relevant services to the FSCs during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration. The FSCs shall pay to City Modern 100% of their net profit as service fees for the consultancy services provided by City Modern.

The FSCs and their nominee equity holders shall accept the services provided by City Modern, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement unless with the prior written consent of City Modern.

The FSCs shall strictly follow the City Modern’s decision to operate the business and should obtain the City Modern’s written approval before signing any significant contract, including share transfer, financing, land leasing, operating, etc.

2) Exclusive Option Agreement

Pursuant to the three Exclusive Option Agreements dated 2019 entered into by and between City Modern and the nominee equity holders of the FSCs (the “FSCs Exclusive Option Agreements”), the nominee equity holders of the FSCs irrevocably granted to City Modern an exclusive and unconditional option to purchase the FSCs’ equity and assets.

City Modern has the absolute right to determine the specific time, method, frequency of exercising the above option, and has the right to request the nominee equity holders of the FSCs, at any time, to transfer the entire equity of the FSCs to City Modern (or its designated representative), and has the right to request, at any time, the FSCs to transfer to City Modern (or its designated representative) the FSCs’ assets. Except for City Modern and its designated representative, no other person shall be entitled to purchase such equity and assets or other rights related to the equity or assets in the FSCs.

The purchase price of equity shall be the lower of the contribution by the nominee equity holders of the FSCs and the minimum price permitted by the applicable PRC laws. Pursuant to the FSCs Exclusive Option Agreements, the nominee equity holders of the FSCs and/or the FSCs shall not terminate the FSCs Exclusive Option Agreements unilaterally in any event unless otherwise required by applicable compulsory laws.

On January 10, 2019, the WFOE and City Modern entered into a purchase agreement with Mr. Cui Yixiong, controlling shareholder of City Modern and his wife Ms. Wang Yike, to acquire the business carried out by City Modern and its consolidated FSCs, for a total consideration of RMB1 and 360,144 share options granted to Mr. Cui Yixiong.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The WFOE obtained control over City Modern and its controlled FSCs through a number of contractual agreements, including Exclusive Consultancy and Service Agreement, Exclusive Purchase Agreement, Proxy Agreement, Equity Pledge Agreement and Spousal Consent Letter (collectively, the “Farm VIE Agreements”) with City Modern, Mr. Cui Yixiong and Ms. Wang Yike.

The principal terms of the Farm VIE arrangements are as follows:

1) Exclusive Consultancy and Service Agreement

The WFOE provides management consulting, technical support, intellectual property licensing and other relevant services to City Modern during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration.

The WFOE is able to receive substantially all of the economic benefits of and bear all the risks of City Modern. When City Modern has operating loss or significant operating difficulties, WFOE has the right to request City Modern to cease operations and City Modern must unconditionally accept WFOE’s request. City Modern shall pay WFOE on a quarterly basis a service fee, which shall be equal to all the quarterly profit before tax excluding the service fees and after covering the deficits from prior years, if any. WFOE has the discretion to adjust the basis of calculation of the service fee according to the actual services provided to City Modern.

City Modern and its nominee shareholders shall accept the services provided by the WFOE, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement.

2) Exclusive Option Agreement

The WFOE has irrevocable and exclusive right to purchase the equity interests and assets in City Modern held by these nominee shareholders of City Modern, once or at multiple times at any time in part or in whole, at the WFOE’s sole discretion. Except for the WFOE and its designee(s), no other person shall be entitled to such option or other rights to purchase the equity interests or assets in City Modern held by these nominee shareholders of City Modern.

The purchase price of equity interests shall be the lower of the capital contribution by the nominee shareholders in City Modern and the minimum price permitted by the local applicable laws. Pursuant to the contractual arrangement, City Modern and its nominee shareholders shall not terminate the exclusive purchase agreement unilaterally in any event unless otherwise required by applicable laws.

3) Proxy Agreement

The WFOE has sole and exclusive power of proxy to act on behalf of these nominee shareholders of City Modern with respect to all rights and matters concerning all equity interests held by such nominee shareholders including exercising all of the nominee shareholders’ rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of City Modern; representing the nominee shareholders to execute any resolutions and minutes as nominee shareholders (and director) of City Modern; approving the amendments to the articles of association without written consent of such nominee shareholders; approving any change of the share capital of City Modern; and appointing directors to City Modern at the discretion of the WFOE.

The nominee shareholders of City Modern waive all rights with respect to the equity interests in City Modern held by him/her and shall not exercise such rights by himself/herself.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

4) Equity Pledge Agreement

City Modern’s nominee shareholders agree to pledge all the equity interests to the WFOE as security for performance of the contract obligations under these contractual arrangements. City Modern and its nominee shareholders shall apply all necessary registration and/or filings relating to the equity pledges required by the applicable laws within 15 working days after the execution of these contractual arrangements.

During the term of this equity pledge agreement, City Modern and its nominee shareholders shall deliver the share certificate or the like to the WFOE’s escrow within 3 working days after the execution of these contractual arrangements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of City Modern, City Modern and its nominee shareholders shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the WFOE’s escrow.

Up to March 31, 2022, the equity pledge agreement has not been registered with relevant government authorities.

5) Spousal Consent Letter

Pursuant to the Spousal Consent Letters executed by the spouse of the nominee shareholders of City Modern, the signing spouse confirmed that he/she does not enjoy any right or interest in connection with the equity interests of City Modern. The spouse also irrevocably agreed that he/she would not claim in the future any right or interest in connection with the equity interests in City Modern held by his/her spouse.

Termination of the VIE agreements with Farm Entities

On April 1, 2022 the Company entered into a sale and purchase agreement as well as an agreement to terminate the Farm VIE Agreements with Mr. Cui Yixiong and Ms. Wang Yike to transfer the Farm Entities to Mr. Cui Yixiong and Ms. Wang Yike for RMB1. The share options previously issued to Mr. Cui Yixiong in connection with the acquisition of Farm Entities were returned and cancelled. At the same time, the Company granted 22,509 new share options to Mr. Cui Yixiong. Upon the termination, the Company recognized a gain from termination of the Farm Entities VIE arrangement of RMB13,116,960, which is measured as the difference between (i) the consideration of RMB1 receivable, (ii) the incremental fair value of RMB1,424,721 of the share options exchanged on April 1, 2022, and (iii) the carrying amount of Farm Entities’ net liabilities of RMB15,658,584, including goodwill of RMB1,116,904. The disposal of the Farm Entities discontinued the Company’s fresh products business. The Company’s management believes that the termination of the Farm VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operation.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The following presents the balance sheet information of Farm Entities as of March 31, 2022, and the operations and cash flows of Farm Entities for the three months ended March 31, 2022 as compared to the year ended December 31, 2021.

March 31, 2022
RMB
Cash and cash equivalents	122,578
Accounts receivable, net	648,809
Inventories	1,362,090
Prepayments and other current assets	2,012,330

Total current assets	4,145,807

Long-term investment	2,460,000
Property, plant and equipment, net	3,290,220
Operating lease Right-of-use assets	4,706,678

Total non-current assets	10,456,898

Total assets	14,602,705

Short-term bank borrowings	1,100,000
Accounts payable	2,281,718
Contract liabilities	724,727
Accrued expenses and other current liabilities	15,111,718
Current portion of operating lease liabilities	6,310,595

Total current liabilities	25,528,758

Long-term bank borrowings	2,900,000
Operating lease liabilities	1,832,531

Total non-current liabilities	4,732,531

Total liabilities	30,261,289

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Revenues	13,994,269	1,721,577
Cost of Revenue	(13,240,455)	(1,666,956)
Gross profit	753,814	54,621

Operating expenses:
Fulfillment expenses	(1,495,531)	(243,083)
Sales and marketing expenses	(7,398,309)	(1,038,512)
General and administrative expenses	(698,034)	(213,566)
Loss from operations	(8,838,060)	(1,440,540)

Interest expenses	(120,788)	(53,295)
Interest income	552	-
Other income	5,435,722	438,632
Loss before income tax expenses	(3,522,574)	(1,055,203)
Income tax expense	(1,987)	-
Net loss	(3,524,561)	(1,055,203)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Net cash and cash equivalents used in operating activities	(5,600,217)	(699,318)
Net cash and cash equivalents used in investing activities	(96,601)	(8,550)
Net cash and cash equivalents provided by financing activities	5,664,537	796,488
Net (decrease)/increase in cash	(32,281)	88,620
Cash and cash equivalents at the beginning of the year	66,239	33,958
Cash and cash equivalents at the end of the year/termination date	33,958	122,578

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The VIE arrangements with Mengwei Stores

The Company acquired a business engaging in the online sales of self-heated hotpots through a number of online stores (“Mengwei Stores”) in January 2021 (note 16).

The Company operates these online stores on E-commerce platform in the PRC through Chongqing Meng Wei Technology Co., Ltd., Chongqing Yizhichan Leisure Food E-commerce Service Department and Chongqing Wei Bang Internet Technology Co., Ltd. (“the Transferors”). The legal names of these stores are registered with the E-commerce platforms under the Transferors as nominal holders. A series of contractual agreements including Purchase Agreement and Store Operation Agreements (collectively, the “Mengwei Stores VIE Agreements”), were entered among Shanghai DayDayCook, and the Transferors.

Pursuant to these contractual agreements, the Company is able to exercise effective control over, bear the risks of, and enjoy substantially all of the economic benefits of Mengwei Stores and have the right to, including without limitation to, control such online stores with the assets within the stores. The Company’s management concluded that Mengwei Stores is a VIE and Shanghai DayDayCook is its primary beneficiary. As such, the consolidated financial statements of Mengwei Stores are included in the consolidated financial statements of the Company.

The Mengwei Stores VIE agreements between Shanghai DayDayCook and the Transferors with the principal terms effective as of August 19, 2023 (date of termination of the VIE agreements) summarized as follows:

1) Purchase Agreement.

Pursuant to the Purchase Agreement entered into among the “Transferors”, Shanghai DayDayCook would have the right to, including without limitation to, control such online stores and the target assets, receive substantially all of the economic benefits of and bear all the risks of the Mengwei Stores, freely use certain trademarks of the Transferor, sell products of certain brands of the Transferors, and control all the receipt and payment accounts, third-party payment platform accounts and bank accounts of the online stores.

2) Store Operation Agreements.

Pursuant to the Store Operation Agreements entered into between Shanghai DayDayCook and the Transferors, Shanghai DayDayCook would have the right to enjoy the ownership and the exclusive right of operation and management of the stores. The Transferors would be delegated to operate the online stores until being required to terminate by Shanghai DayDayCook. Without prior written consent from Shanghai DayDayCook, the Transferors are prevented from changing any information of the online stores, sub-entrusting the operation right or the related assets, transferring, disposing, or set any form of guarantee on the online stores and related proceeds.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

Termination of the VIE agreements with Mengwei Stores

On August 19, 2023, the Company entered into a sale and purchase agreement with Mr. Liao Xuefeng and three companies controlled by him, to transfer the Mengwei Stores for RMB1. The Mengwei VIE agreements will terminate accordingly. At the same time, the Company terminated the purchase agreement signed on April 30, 2023, with Mr. Liao Xuefeng and four companies controlled by him for the four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”).

Upon the termination, the Company recognized a gain from termination of the Mengwei Stores VIE arrangement of RMB134,665, which is measured as at the difference between (i) the consideration of RMB1 receivable, (ii) the carrying amount of Mengwei’s net liabilities of RMB1,770,095, including goodwill of RMB1,635,431. The Company’s management believes that the termination of the Mengwei Stores VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operations.

The following presents the balance sheet information of Mengwei Stores as of December 31, 2022 and August 19, 2023, and the operations and cash flows of Mengwei for the period from January 1, 2023 to August 19, 2023 as compared to the year ended December 31, 2021 and 2022.

	December 31, 2022	August 19, 2023
	RMB	RMB
Cash and cash equivalents	352,291	52,917
Accounts receivable, net	79,656	22,199
Inventories	83,516	8,980
Prepayments and other current assets	3,037,886	5,840,641
Total current assets	3,553,349	5,924,737

Other non-current assets	3,374,338	812,325
Total assets	6,927,687	6,737,062

Accrued expenses and other current liabilities	8,219,721	8,507,157
Total current liabilities	8,219,721	8,507,157
Total liabilities	8,219,721	8,507,157

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the period from January 1, to August 19, 2023
	RMB	RMB	RMB
Revenues	52,414,518	9,927,407	2,138,830
Cost of Revenue	(32,544,769)	(5,468,113)	(1,369,866)
Gross profit	19,869,749	4,459,294	768,964

Operating expenses:
Fulfillment expenses	(11,555,906)	(2,454,608)	(474,361)
Sales and marketing expenses	(13,540,572)	(1,212,029)	(186,514)
General and administrative expenses	(64,077)	172,387	(586,668)
Income/(Loss) from operations	(5,290,806)	965,044	(478,579)

Interest income	1,150	5,400	508
Other income	5,851	-	10
Profit/(Loss) before income tax expenses	(5,283,805)	970,444	(478,061)
Income tax expense	-	(24,261)	-
Net profit/(loss)	(5,283,805)	946,183	(478,061)

	For the year ended December 31,	For the year ended December 31,	For the period from January 1, to August 19,
	2021	2022	2023
	RMB	RMB	RMB
Net cash and cash equivalents provided by/(used in) operating activities	942,658	(590,367)	(299,374)
Net increase/(decrease) in cash	942,658	(590,367)	(299,374)
Cash and cash equivalents at the beginning of the year	-	942,658	352,291
Cash and cash equivalents at the end of the year	942,658	352,291	52,917

Risks in relation to the VIE structure

In the opinion of management, based on the legal opinion obtained from the Company’s local legal counsel, the ownership structures of the Company and its VIEs, do not and will not violate any applicable local laws, regulations, or rules currently in effect; the agreements among the Company, each of the VIEs and its nominee shareholders, governed by local laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable local laws, rules, and regulations currently in effect, both currently and immediately after giving effect to the listing in capital market, and do not and will not violate any applicable local laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that the Company and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of the Company;

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Company’s subsidiaries or the VIEs may not be able to comply;

●	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

●	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

●	taking other regulatory or enforcement actions that could be harmful to the business.

In accordance with VIE Agreements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs. The creditors of VIEs do not have recourse to the general credit of the Company and its subsidiaries. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under the local law, provide financial support to VIEs.

The VIEs also have assembled work force for sales, marketing and operations which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

(b) Going concern

For the year ended December 31, 2023, the Company incurred a loss from operations of RMB146.2 million, and net cash used in operating activities of RMB89.4 million. As of December 31, 2023, the Company had an accumulated deficit of RMB1.6 billion, and cash and cash equivalents and restricted cash of RMB79.3 million. The Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable equity securities. In addition, the Company plans to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(c) Principles of Consolidation

The consolidated financial statements include the unaudited condensed financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated (loss)/income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(d) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Estimates are used for, but not limited to, valuation allowance for deferred tax assets, assessment for impairment of goodwill, long-lived assets and long-term investments, allowance for doubtful accounts, lower of cost and net realizable value of inventories, useful lives of property, plant and equipment and intangible assets, commitments and contingencies, the fair values of financial instruments including redeemable convertible preferred shares, convertible loans, warrant liabilities, the option liability, the shareholders’ loans, the share-based compensation, the fair value of contingent consideration, the purchase price allocation with respect to business combinations, and the fair value of ordinary shares to determine fair value of share options. Incremental borrowing rate of leases, and the length of lease terms which vary and often include renewal options, are important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance (referred to as “capital leases” prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (ASC 842)) or operating and the recognition of rent expense over the duration of the lease.

Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e) Foreign Currency and foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands is U.S. dollars (“US$”), and that of the Company’s entities incorporated in Hong Kong is H.K dollars (“HK$”). The Company’s PRC subsidiaries and consolidated VIEs determined their functional currency to be Renminbi (“RMB”).

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as “Foreign currency exchange gain/(loss), net” in the consolidated statements of operations and comprehensive loss.

The consolidated financial statements of the Company are translated from the respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

(f) Convenience translation

Translations of the consolidated financial statements from RMB into US$ for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US US$1.00=RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(h) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. As of December 31, 2022 and 2023, cash and cash equivalents consist of cash on hand, cash at bank, demand deposits placed with commercial banks that are readily convertible to known amounts of cash, and certain amounts held in accounts managed by other financial institutions in connection with the provision of online and mobile commerce and related services. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

	As of December 31,
	2022	2023
	RMB	RMB
Cash on hand	3,028	149,614
Cash balances include deposits in:
Financial institutions in Chinese mainland
—Denominated in the US$	963	903
—Denominated in the RMB	2,782,933	3,952,852
Total cash balances held at the PRC financial institutions	2,783,896	3,953,755

Financial institutions in Hong Kong
—Denominated in the US$	23,061,616	71,740,457
—Denominated in the HK$	452,540	2,634,595
—Denominated in the RMB	1,540	1,513
Total cash balances held at Hong Kong financial institutions	23,515,696	74,376,565
Financial institutions in the United States
—Denominated in the US$	-	261,460
Total cash balances held at United States financial institutions	-	261,460
Online and mobile financial institutions in Chinese mainland
Denominated in the RMB	499,147	11,441
Online and mobile financial institutions in Hong Kong
Denominated in the HK$	-	35,497
Online and mobile financial institutions in the United States
Denominated in the US$	-	2,365
Total cash and cash equivalents held at online and mobile financial institutions	499,147	49,303

Total cash and cash equivalent balances held at financial institutions	26,798,739	78,641,083

Total cash and cash equivalent balances	26,801,767	78,790,697

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Restricted Cash

Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. As of December 31, 2022, the Company had a fixed deposit of US$10,000,000 (equivalent to RMB69.6 million) as a compensating balance for a loan facility (note 13). In order to maintain the loan facility, the management will not withdraw this fixed deposit and therefore based on the company’s statements of intention, this deposit shall be included as restricted cash. As of December 31, 2023, due to the Company has fully settled this loan facility (note 13), the fixed deposit of US$10,000,000 (equivalent to RMB70.8 million) was recorded in “Cash and cash equivalents”.

As of December 31, 2022 and 2023, due to certain closed and pending legal proceedings, bank accounts with the balances of RMB456,863 and RMB497,108 were frozen by the banks. Liabilities related to such legal proceedings were recorded in “Accrued expenses and other current liabilities” in the consolidated balance sheets as it is probable that the liabilities have been incurred and the amount of loss can be reasonably estimated.

	As of December 31,
	2022	2023
	RMB	RMB
Restricted Cash balances in:
Financial institutions in Chinese mainland
—Denominated in the RMB	456,863	497,108
Financial institutions in Hong Kong
—Denominated in the US$	69,646,000	-

Total Restricted Cash balances	70,102,863	497,108

(j) Short-term Investment

Short-term investment represents the Company’s investments in financial products managed by financial institutions which are redeemable at the option of the Company on any working day or have the original maturities of less than twelve months. The Company measures the short-term investments at fair value using the quoted prices or redemption prices provided by financial institutions at the end of each reporting period, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the consolidated statements of operations and comprehensive loss.

(k) Contract Balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, net and contract liabilities. A contract liability is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

Accounts receivable, net are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable, net are included in net cash provided by operating activities in the consolidated statement of cash flows. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the customer’s payment history, its current credit worthiness and current economic trends. The Company makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable, accounts receivable, net are written off after all collection efforts have been ceased. The Company does not have any off-balance sheet credit exposure related to its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. The Company’s inventories mainly contain convenience food products and agriculture products.

For convenience food products, cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in “cost of revenues” in the consolidated statements of operations and comprehensive loss.

For agriculture products, the costs including but not limited to labor, fertilization, fuel, crop nutrition and irrigation, are capitalized into inventory throughout the respective crop cycle. Such costs are expensed as cost of revenues when the crops are sold.

(m) Long-term investments

The Company’s long-term investments includes equity investments without readily determinable fair value.

The Company measures the equity investment without readily determinable fair value at cost and adjusts for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Company considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

The Company makes a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired at each reporting period. The Company also writes down to its fair value if a qualitative assessment indicates that the investment is impaired and that the fair value of the investment is less than its carrying value. If an equity investment without a readily determinable fair value is impaired, the Company includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Operating equipment	3-5 years
Electronic equipment	3 years
Office equipment and other	3 years
Leasehold improvements	Shorter of 2-3 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in “cost of revenues, sales and marketing expenses, general and administrative expenses” in the consolidated statements of operations and comprehensive loss.

(o) Intangible Assets, net

Intangible assets represent franchise agreements, customer relationships and brand name acquired through business combinations, which were initially recognized and measured at fair value upon acquisitions and are amortized on a straight-line basis over respective estimated useful life of 1.5-11 years.

(p) Impairment of Long-lived Assets other than Goodwill

The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment and the intangible assets and for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023, respectively. (note 10)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Company performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist.

(r) Leases

On January 1, 2022, the Company adopted Accounting Standards Codification Topic 842 (ASC 842), which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding Right-of-use assets, including for those leases that the Company currently classifies as operating leases. The Right-of-use assets and the lease liability was initially measured using the present value of the remaining lease payments. ASC 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of accumulated deficit as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC 840”), which did not require the recognition of a Right-of-use assets or lease liability for operating leases. As permitted under ASC 842, the Company adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC 842.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company categorizes leases at their inception as either operating or finance leases. Lease agreements mainly cover offices, warehouses and equipment, most of these leases are operating leases; however, certain equipment from a third-party lessor are leased under finance leases. Leased assets pursuant to operating leases are included in operating lease Right-of-use assets (“ROU”), while leased assets pursuant to finance leases are included in property and equipment, net. The Company’s lease agreements do not contain any residual value guarantees, restrictions or covenants. The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding Right-of-use assets on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate. An operating lease Right-of-use assets is initially measured at the value of the lease liability minus any lease incentives and plus initial direct costs incurred and any prepaid rent.

As the rate implicit in the Company’s lease is not typically readily available, the lease liability is measured using the Company’s secured incremental borrowing rates, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Company and a duration similar to the lease term. Some of the Company’s lease contracts include options to extend or terminate the leases. Such options are accounted for only when it is reasonably certain that the Company will exercise the options. Lease cost is recognized on a straight-line basis over the lease term and is included in cost of revenues and general and administrative expenses in the Company’s consolidated statements of operations and comprehensive loss.

The Company’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. As a practical expedient, the Company has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.

The Company has elected not to recognize Right-of-use assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

The Company’s subleases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

If the nature of a sublease is such that the original lessee is not relieved of the primary obligation under the original operating lease, the original lessee (as sublessor) shall account for both the original lease and the new lease as operating leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Warrant Liabilities and Option Liability

The warrants and option to purchase redeemable convertible preferred shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, the Company recorded the warrant liabilities and option liability on the consolidated balance sheets at their estimated fair value. The warrant liabilities and option liability are subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrant liabilities and option liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the “changes in fair value of financial instruments” on the consolidated statement of comprehensive loss.

(t) Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	—	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, deposits and amount due from suppliers included in prepayments and other current assets, long-term investments, other non-current assets, bank borrowings, accounts payable, amounts due to related parties, loans and other payables included in accrued expenses and other current liabilities, warrant liabilities, convertible loans and shareholder loans. Warrant liabilities, an option liability and certain convertible loans elected fair value option were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2022 and 2023, the carrying amount of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as goodwill, intangible assets, property, plant and equipment and inventories, would be measured at fair value only if they were determined to be impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Revenue recognition

The Company’s revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). The Company follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries, (iv) cooking classes in the branded experience stores operated by the Company and (v) providing management services in collaborative arrangements.

The Company evaluates whether it is appropriate to record the gross amount of products sales and, advertising services and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, revenue should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation of specified goods or services, revenue should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by the third parties.

Product sales

The Company develops and sells the following types of products:

(a)	Own-branded ready to cook (“RTC”) products that can be consumed within 15-20 minutes with additional cooking preparation required;

(b)	Own-branded ready to heat (“RTH”) products, typically pre-or-semi-cooked meals, which require some preparation ahead of serving;

(c)	Ready to eat & plant base products (“RTE & Plant Base”) — typically pre-cooked meals that are ready to serve with minimal level of additional preparation, which includes the plant-based meal products ;

(d)	Private label products with other third-party brand; and

(e)	Fresh products including fresh and organic vegetables and fruit. The Company no longer had this category following the deconsolidation of Farm Entities since April 1, 2022.

Each type of the products is distributed and promoted through omni channels (online and offline).

1) Online consumer product sales

The Company sells RTC, RTH, RTE & Plant Base and private label products to individual customers or small retailers through third-party E-commerce platforms. Revenues for online consumer products are recognized on a gross basis as the Company obtains control of the products before they are delivered to the customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When the Company sells RTC, RTH, RTE & Plant Base and private label products through third-party E-commerce platforms, the Company sets up online stores on platforms to sell the product to these individual customers or small retailers. These platforms provide services to support the operations of the online stores including processing sales orders and collecting payment from individual customers or small retailers. These platforms charge service fees based on the sales conducted through the online stores. The Company enters into sale contracts directly with individual customers or small retailers. These platforms do not take control of the goods or have sales contracts with individual customers or small retailers. The Company is responsible for fulfilling all obligations according to the sales contracts with end customers and small retailers, including delivering products, providing customer support and handling sales return. The Company also has discretion in setting the price charged on individual customers or small retailers. Accordingly, the Company determined that individual customers and small retailers (as opposed to the platforms) are the Company’s customers. The sales contracts with individual customers normally include a customer’s right to return products within seven days after receipt of goods.

The Company identifies that its performance obligation under online consumer product sales is to provide the ordered products to end customers or small retailers. Revenue is recognized upon delivery of the products. In scenarios where the Company separates one order into multiple deliveries, transaction price will be allocated to each product based on relative standalone selling prices and the allocated amount will be recognized as revenue when the product is delivered.

Estimated sales allowances for sales returns are made based on contract terms and historical patterns. Discount coupons are recorded as a deduction of revenue when used by customers. The Company does not issue any discount coupons concurrent with a sales transaction.

2) Offline consumer product sales

The Company primarily sells RTC, RTH, RTE & Plant Base, private label products and fresh products to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers. Revenue is recognized on a gross basis upon delivery of the products to the warehouses of the distributors for the following reasons: (1) the Company is the primary obligor and is responsible for the acceptability of the products purchase orders and the fulfilment of the delivery services; (2) the Company is responsible to compensate the customers if the products are defective; (3) the Company has latitude in establishing selling prices and selecting suppliers.

The Company recognize revenues from its own product vouchers, when they are redeemed by the customer. Product vouchers generally expire over a period of up to 12 months. The Company recognize breakage revenue, which is the amount of product vouchers that is not expected to be redeemed, when the likelihood of redemption is remote, in situations where the Company does not expect to be entitled to breakage, provided that there is no requirement for remitting balances to government agencies under unclaimed property laws. The Company reviews its breakage estimates at least annually based upon the latest available information regarding redemption and expiration patterns.

Advertising services

The Company provides advertising services to customers for promotion of their brands and products. These types of advertising services include production and online publishment of customized promotional videos, advertising placements on the Company’s website channels and offline promotion e. g. products exhibition in the Company’s branded experience stores.

The Company recognizes advertising revenue when the advertisement is published or displayed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Collaborative arrangements

On July 1, 2021, the Company entered into purchase agreements with the selling shareholders of Fujian Yujiaweng Food Co. Ltd (“YJW”) and Fujian Keke Food Co. Ltd (“KeKe”) acquire the respective 60% interests of YJW and KeKe’s product sales business, which primarily included distribution contracts, the sales and marketing teams, procurement team and other supporting function personnel (“the Target Assets”). The Company and the selling shareholders agreed to form an entity to which the Target Assets will be transferred specific to each purchase agreement. The Company and one of the selling shareholders agreed to hold 60% and 40% equity interests of the respective entities formed. During the period from July 1, 2021 until June 17, 2022 when the new entities were formed (“the transition period”), the Company managed and operated the Target Assets and was entitled to 60% of the net profit arising from the operation of the Target Assets.

The Company has determined that the arrangements during the transition period are collaborative arrangements between the Company and YJW and KeKe to jointly operate the product manufacturing and distribution activities. Under the arrangements, YJW and KeKe owned and provided the customer relationships, brand use rights and manufactured the products, and the Company is primarily responsible for managing and directing the daily operation of the sales and marketing activities. Each party is entitled to 60% and 40% respectively of the net profit arising from the operation of the Target Assets during the transition period. As both parties actively participate in the product manufacturing and distribution activities and are exposed to significant risks and rewards of such joint operating activities, the Company considers these arrangements to be in the scope of ASC 808 –Collaborative Arrangements. The Company determined that it provided distinct management services to its customers, YJW and KeKe, and recognized 60% of the net profit arising from the operation of the Target Assets as revenue from contracts with customers in accordance with ASC 606.

Reconciliation of contract balance

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

A contract asset is recorded when the Company has transferred products to the customer before payment is received or is due, and right to consideration is conditional on future performance or other factors in the contract.

Product sales to platform distributors, offline distributors and advertising services to corporate customers are on credit terms. Receivables are recorded when the Company recognizes revenue upon fulfilment of the performance obligations.

For products sales to individual customers or small retailers through third-party E-commerce platforms, those customers pay through the payment channels of the platforms before the Company delivers the products. The platforms will then transfer the payment (after deducting platform service charges) to the Company based on pre-agreed days after the Company delivers products, or when the customers confirm the receipts of products, whichever is earlier.

A contract liability is recorded when the obligation to transfer goods or service to a customer is not yet fulfilled but for which the Company has received consideration from the customer.

Practical Expedients

The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice services performed.

Payment terms with the customers require settlement within one year or less. The Company applies the practical expedient and does not adjust any of the transaction price for the time value of money. The Company generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(v) Cost of Revenues

Cost of revenues primarily consists of the purchase price of merchandise, lease costs, costs of publishing advertisement, personnel costs for cooking classes, and cost of fresh products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Fulfilment Expenses

Fulfilment expenses relate to product delivery and packaging.

(x) Sales and Marketing Expenses

Sales and marketing expenses mainly include app download promotion, social media platform and short video platform content marketing expenses, E-commerce platform promotion and channel promotion, including the commission of key opinion leader (“KOL”), payroll and related expenses for personnel engaged in sales and marketing activities, depreciation expenses relating to facilities and equipment used by those employees, lease costs of stores and facilities. The amount of advertising expenses incurred were RMB15.3 million, RMB2.9 million and RMB1.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(y) Research and development expenses

Research and development expenses are primarily of expenses for consulting work performed by third party involved in the development of new products innovation. Research and development expenses are expensed as incurred.

(z) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as operating lease and depreciation expenses, professional fees, information service fees, technical service fees, amortization expenses related to intangible assets acquired in business combinations, bank charges and other general corporate expenses.

(aa) Government grants

Government grants are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2021, 2022 and 2023, the Company received financial subsidies of RMB4.4 million, RMB0.2 million and RMB0.1 million, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded in other income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

(ab) Share-based Compensation

The Company determines whether an award should be classified and accounted for as a liability award or an equity award. Both liability-classified awards and equity-classified awards are initially measured at their grant-date fair value. At each financial reporting date and ultimately at settlement date, the fair value of a liability-classified award is remeasured. An equity-classified award is not remeasured after grant date. If share-based awards are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method. The fair value of share options at the time of grant or modification, if applicable, is determined using the binomial-lattice option pricing model. The Company elects to recognize the effect of forfeitures as compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ac) Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Company is required to accrue these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the share based on the accrued amounts. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligation once the contributions have been paid. The total amounts for such employee benefits were RMB6.3 million, RMB3.8 million and RMB2.2 million for the years ended December 31, 2021, 2022 and 2023, respectively, and expensed in the period incurred.

(ad) Income Taxes

The Company accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations and comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Company’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Company applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates regarding individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

(ae) Concentration and Risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, short-term and long-term deposits, receivables of supplier rebates, prepayments and other receivables due from YJW and KeKe.

The Company’s investment policy requires cash, cash equivalents and restricted cash to be placed with high quality financial institutions and to limit the amount of credit risk from any one institution. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net, derived from product sales and provision of services on the Company’s E-commerce platforms and retail stores, as well as other receivables, deposits and other current assets (note 7), are exposed to credit risk. The assessment of the counterparties’ creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the counterparties as well as pertaining to the economic environment in which the counterparties operate. Based on this analysis, the Company determines what credit terms, if any, to offer to each counter party individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to or through the counterparties or require the counterparties to pay cash in time to secure payment.

Concentration of customers and suppliers

One customer individually represents greater than 10.0% of total revenues of the Company for the years ended December 31, 2023.

	For the Years Ended December 31,
	2021	2022	2023
	proportion of total revenues	proportion of total revenues	proportion of total revenues
Customer A	*	*	13.1%

*	Less than 10.0% of the Company’s revenue in the respective years.

Three customers and two customers represent greater than 10.0% of total accounts receivable, net balance of the Company as of December 31, 2022 and 2023, respectively. Accounts receivable, net balances from these customers are as follows:

	As of December 31,
	2022	2023
	proportion of total accounts receivable, net balance	proportion of total accounts receivable, net balance
Customer A	20.6%	16.7%
Customer B	17.0%	15.5%
Customer C	11.4%	*
Customer D	*	12.3%

*	Less than 10.0% of the Company’s accounts receivable, net in the respective years.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Three suppliers, three suppliers and three suppliers represent greater than 10.0% of total purchases for the years ended December 31, 2021, 2022 and 2023, respectively. Purchase amounts from each supplier for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	proportion of total purchases	proportion of total purchases	proportion of total purchases
Supplier A	20.2%	*	*
Supplier B	35.3%	15.8%	*
Supplier C	14.2%	*	*
Supplier D	*	14.9%	27.2%
Supplier E	*	13.6%	19.9%
Supplier F	*	*	10.5%

*	Less than 10.0% of the Company’s purchase amounts in the respective years.

Although there is a limited number of providers of products, management believes that other providers could provide similar products on comparable terms. A change in suppliers, however, could cause negative impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Interest rate risk

The Company’s borrowings bear interests at fixed and floated rates. If the Company were to renew these borrowings, the Company might be subject to interest rate risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or the government policy may impact the exchange rate between the RMB and the US$ in the future.

(af) Loss per Share

Basic loss per share is computed by dividing net loss attributable to Class A ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is not allocated to other participating securities when the participating securities do not have contractual obligations to share losses.

Class B ordinary shares of the Company were issued to the Founder, Ms. Norma Ka Yin Chu, which are not entitled to dividends and distributions of the Company, whereas any undistributed net loss is not allocated to Class B ordinary shares. Therefore, Class B ordinary shares are not participating securities.

The Company’s preferred shares are not participating securities as they do not participate in unallocated loss on an as-converted basis. The preferred shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net profit is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the as-converted method, and exercise of outstanding share option using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ag) Expected Credit Losses

In 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (ASC 326), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Company adopted ASC 326 on January 1, 2023 with no material impact on the consolidated financial statements.

The Company’s accounts receivable, other receivables, short-term and long-term deposits, receivables of supplier rebates, other receivables due from YJW and KeKe, and deposits for a potential acquisition are within the scope of ASC 326.09. The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Company considers specific credit loss provisions on a case-by-case basis for particular aged receivable balances

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ah) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decisionmaker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Company’s CODM assesses performance and allocates resources based on two operating segments: merchandise sales and fresh agriculture produce.

●	Merchandise: Merchandise segment includes sales of RTC, RTH, RTE and Plant Base, Private label products, Advertising service and Experience stores to third parties and individual customers.

●	Fresh products: Fresh products segment includes fresh products sold to supermarkets and other third parties. This reporting segment was discontinued since April 1, 2022 due to the deconsolidation of Farm Entities.

Since the deconsolidation of Farm Entities from April 1, 2022, there is only one operating segment remaining.

The Company does not include intercompany transactions between segments for management reporting purposes. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, to different segments mainly based on usage, depending on the nature of the relevant costs and expenses. The Company currently does not allocate the assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Company currently does not allocate other long-lived assets to the geographic operations as most of the Company’s long-lived assets are located in the PRC. In addition, most of the Company’s revenue is derived from within the PRC. Therefore, no geographical information is presented.

The Company’s segment operating performance measure is segment adjusted net loss, which represents net income or loss before (a) depreciation of property, plant and equipment and amortization of intangible assets, and (b) interest income, interest expenses, other income, other expenses, net, and income tax expense. The following table presents information about adjusted net loss and a reconciliation from the segment adjusted loss to total consolidated loss from operations for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues:
Merchandise	191,185,173	177,864,489	205,481,904
Fresh products	13,994,269	1,721,577	-

Total segment revenues	205,179,442	179,586,066	205,481,904

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Adjusted net loss:
Merchandise	(96,225,247)	(78,972,163)	(146,284,520)
Fresh products	(7,959,386)	(1,315,348)	-
Total adjusted net loss	(104,184,633)	(80,287,511)	(146,284,520)

Depreciation and amortization expenses - Merchandise	(4,232,056)	(3,419,130)	(6,107,400)
Depreciation expenses - Fresh products	(878,674)	(125,192)	-
Unallocated allowance of accounts receivable, net	(4,324,627)	(5,334,098)	(1,978,793)
Unallocated interest expenses	(22,842,091)	(30,826,950)	(12,178,668)
Unallocated interest income	9,783	465,162	2,562,605
Unallocated foreign currency exchange (loss)/gain, net	(147,413)	671,007	(66,798)
Unallocated other income	5,581,534	1,599,746	421,449
Unallocated other expenses, net	(266,083,985)	-	(10,440,057)
Unallocated changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260
Total consolidated loss before income tax expenses	(457,866,566)	(119,132,855)	(156,970,922)

(ai) Statutory Reserves

In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

In addition, in accordance with the PRC Company Laws, the Company’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

No appropriation to the reserve fund was made by the Company’s PRC subsidiaries and VIEs, as these PRC Companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2021, 2022 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aj) Shareholders’ approval on the share consolidation

On November 16, 2023, the Company obtained shareholders’ approval of the share consolidation of every 16 issued and outstanding shares of each class with par value of US$0.001 into one share of the same class (“share consolidation”) with a par value of US$0.016 each, which was effectuated immediately on November 16, 2023, and all of the a) issued and outstanding share options granted by the Company, b) warrants granted by the Company and c) any other form of convertible securities granted by the Company and the holders of share options, warrants and convertible securities were entitled to as originally set out in their relevant agreements with the Company, as adjusted to reflect the share consolidation.

All share and per share data in the consolidated financial statements and notes thereto have been retroactively revised to reflect the share consolidation. Ordinary shares underlying outstanding share options, warrants and convertible securities and the respective exercise prices, if applicable, were proportionately adjusted.

(ak) Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Codification Topic 842, Leases (ASC 842). ASC 842 specifies the accounting for leases. For operating leases, ASC 842 requires a lessee to recognize a Right-of-use assets and a lease liability, initially measured at the present value of the lease payments, in its balance sheets. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASC 842 was further amended in June 2020 by ASU 2020-05. Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842), ASU 2020-05 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASC 842 for the fiscal year ended December 31, 2022.

In December 2023, the FASB issued ASU 2023-08,“Intangibles，Goodwill and Other-Crypto Assets (Subtopic 350-60). Accounting for and Disclosure of Crypto Assets” The amendments in this Update are effective for all entities for fiscal years beginning after December 15,2024, including interim periods within those fiscal years, Early adoption is permitted for both interim and annual financial statements that have not yet been issued(or made available for issuance). if an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period.

The amendments in this Update require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in ASU 2021-10 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted the standard for the year ended December 31, 2022 and the adoption of this standard does not have a material impact on its consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. The Company adopted this standard on January 1, 2022, and such adoption did not impact on the consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The adoption of this standard resulted in a change of the Company’s provision policy primarily for accounts receivable. The Company adopted this ASC 326 on January 1, 2023 with no material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting Standards to be Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to update reportable segment disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	26,801,767	78,790,697
Restricted cash	70,102,863	497,108

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	96,904,630	79,287,805

4. SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost	-	103,690,728
Unrealized gain	-	396,098

Aggregate fair value	-	104,086,826

The Company’s short-term investment represents subscription of participating shares in a segregated portfolio Company (“the Fund”) with a total subscription amount of RMB104 million (US$14.7 million), redeemable upon demand at the net asset value of the Fund. The Fund primarily invests in US Treasuries and cash management product. For the years ended December 31, 2021, 2022 and 2023, there were no gross unrealized holding losses.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	26,906,994	31,487,335
Less: allowance for credit losses	-	(1,978,793)

Accounts receivable, net	26,906,994	29,508,542

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	(4,324,627)	(5,334,098)	(3,481,333)
Write-offs	4,324,627	5,334,098	1,502,540

Balance at the end of the year	-	-	1,978,793

As of report date, approximately 93.5% of the Company’s net accounts receivable balance at December 31, 2023 have been subsequently collected.

6. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	-	182,882
Finished goods	6,297,052	10,478,683
Less: allowance for provision	(181,499)	(677,465)

Inventories, net	6,115,553	9,984,100

The movement of the allowance for inventory valuation is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	(59,960)	(181,499)

Current year provision	(1,259,972)	(149,075)	(802,807)
Write-downs	1,200,012	27,536	306,841

Balance at the end of the year	(59,960)	(181,499)	(677,465)

Write-downs of RMB1,200,012, RMB27,536 and RMB306,841 were made to the inventories and recorded in cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Provisions of RMB1,259,972, RMB149,075, RMB802,807 were made to the inventories for the year ended December 31, 2021, 2022 and 2023.

For the years ended December 31, 2021, 2022 and 2023, the Company received insurance proceeds of RMB1.2million, RMB0.5 million and nil for claims of unharvested crop. These insurance proceeds are included as a reduction to “cost of revenues” in the consolidated statements of operations and comprehensive loss.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Receivables of supplier rebates-current	3,661,334	2,039,621
Value-added tax recoverable	5,405	248,801
Prepayment for short-term investment	-	17,688,930
Receivables of government grants	-	2,023,502
Deposits	759,608	5,878,679
Advances to suppliers	8,792,453	16,988,630
Advances for stock repurchase	-	1,770,675
Advances for financing services	-	2,090,000
Prepayments and other receivables due from YJW and KeKe - current	8,922,423	35,833,936
Other receivables due from individuals	-	8,470,589
Other receivables	3,573,665	4,556,034

Total	25,714,888	97,589,397

7. PREPAYMENTS AND OTHER CURRENT ASSETS (cont.)

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	-	4,262,335	-
Write-offs	-	(4,262,335)	-

Balance at the end of the year	-	-	-

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Measurement alternative method
PFI Food Industries Limited	21,744,509	14,136,050
Good Food Technologies (Cayman) Limited	696,460	-

Long-term investments	22,440,969	14,136,050

8. LONG-TERM INVESTMENTS (cont.)

On August 13, 2021, the Company entered into a subscription agreement with Black River Food 2 Pte. Ltd. (“Black River”) relating to Series C-1 redeemable convertible preferred shares and warrants of the Company. The Company agreed to allot and issue to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 warrants (“the PFI Warrant”), with each warrant entitling Black River to acquire one Series C-1 redeemable convertible preferred shares at nominal consideration when exercised, exercisable within 3 months. The consideration shall be satisfied by Black River transferring its 5,072,000 ordinary shares of PFI Food Industries Limited (“PFI Foods”, a subsidiary of Black River), representing approximately 6.316% of the entire issued share capital of PFI Foods. PFI Foods focuses on providing RTE and RTC plant-based meat products. The Company issued to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 PFI Warrant on August 30, 2021 and Black River exercised the PFI Warrant into 388,695 number Series C-1 redeemable convertible preferred shares on the same date. The equity interests in PFI Foods were transferred to the Company on December 22, 2021.

Prior to December 22, 2021, the Company determined the equity interests in PFI Foods to be transferred as a non- derivative prepaid forward contract. The forward contract, the Series C-1 redeemable convertible preferred shares issued and PFI warrant was initially recorded at their fair value of RMB94,141,160, RMB45,564,461 and RMB48,576,699, respectively. The forward contract was recorded as an investment on equity securities. The Company estimated the fair values of Series C-1 redeemable convertible preferred shares for Black River and PFI warrant using the binomial model with the assistance of an independent third-party valuation.

On December 22, 2021, the fair value of the forward contract was RMB49,289,160, with a fair value loss of RMB44,852,000 recognized in “Changes in fair value of financial instruments”, due to the overall under performance of the industry and PFI Food’s inability to obtain external financing in the poor economic environment. In determining the fair value of the investment in PFI Foods, the Company made estimates and judgments regarding the cash flow forecasts of PFI Foods, the weighted average cost of capital of 15.4% and the discount for lack of marketability of 20.0% applied to the projected cash flows with the assistance of an independent valuation firm.

After obtaining equity interests in PFI Foods, the Company does not have significant influence over PFI Foods and elected to measure investment in PFI Foods, without a readily determinable fair value, at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2022 and 2023, the Company made a qualitative assessment and considered there were impairment indicators that investment in PFI Foods were impaired as of December 31, 2022 and 2023, respectively, as it was significantly behind the forecasted revenue growth target and there has been a declining trend of the plant-based meat industry performance. In determining the fair value of the investment in PFI Foods, the Company made estimates and judgments regarding the cash flow forecasts of PFI Foods, the weighted average cost of capital of 14.6% (2022: 15.2%, 2021: nil) and the discount for lack of marketability of 20.0% (2022: 20.0%, 2021: nil) applied to the projected cash flows with the assistance of an independent valuation firm. As a result, the investment in PFI Foods was written down to its fair value and the difference of nil, RMB22,705,285 and RMB7,934,161 between its fair value and the carrying value as of December 31, 2021, 2022 and 2023 was included in “impairment loss for equity investments accounted for using measurement alternative” in the consolidated statements of operations and comprehensive loss for the years ended 2021, 2022 and 2023, respectively.

On May 26, 2022, the Company purchased 431 series seed preferred shares from Good Food Technologies (Cayman) Limited (“Good Food”) for a cash consideration of US$0.1million (equivalent to RMB0.7 million), for 1.43% equity interests. The Company does not have significant influence over Good Food and elected to measure the equity investment without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2022 and 2023, the Company made a qualitative assessment and considered there were impairment indicators that investment in Good Food were impaired as of December 31, 2023, as it suffered significant loss and the net liabilities amounting to approximately RMB13.6 million. As a result, the investment in Good Food was written down to nil as of December 31, 2023.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Electronic equipment	3,909,342	3,403,193
Office equipment and other	4,573,886	4,241,801
Operating equipment	-	335,758
Leasehold improvement	2,519,936	2,695,298

Property, plant and equipment	11,003,164	10,676,050

Less: Accumulated depreciation	(10,493,995)	(10,073,015)

Total	509,169	603,035

Depreciation expenses on property, plant and equipment were allocated to the following expense items:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Cost of revenues	489,537	121,565	67,992
Sales and marketing expenses	979,864	192,728	59,465
General and administrative expenses	365,571	111,295	252,219

Total depreciation expenses	1,834,972	425,588	379,676

10. INTANGIBLE ASSETS, NET

Intangible assets represent franchise agreements, customer relationship, brand name and distributor channel acquired through business combinations, initially recognized and measured at fair value upon acquisitions and amortized on a straight-line basis over their respective estimated useful lives.

The following table summarizes the Company’s intangible assets, as of December 31, 2022 and 2023.

	As of December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB

Franchise agreement - Yunmao	19,900,000	(7,236,364)	12,663,636	11
Franchise agreement - Mengwei	2,200,000	(2,200,000)	-	1.5
Customer relationship - YJW	2,300,000	(191,667)	2,108,333	7
Customer relationship - KeKe	1,000,000	(83,333)	916,667	7
Customer relationship - Lishang	1,500,000	(200,000)	1,300,000	5
Customer relationship - Lin’s	339,470	(62,238)	277,232	5
Brand name - Lin’s	213,096	(39,072)	174,024	5

Total	27,452,566	(10,012,674)	17,439,892

	As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Termination Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Franchise agreement - Yunmao	19,900,000	(8,894,697)	(11,005,303)	-	11
Customer relationship - YJW	2,300,000	(520,239)	-	1,779,761	7
Customer relationship - KeKe	1,000,000	(226,190)	-	773,810	7
Customer relationship - Lishang	1,500,000	(500,000)	-	1,000,000	5
Customer relationship - Lin’s	339,470	(130,132)	-	209,338	5
Brand name - Lin’s	213,096	(81,691)	-	131,405	5
Customer relationship -Yuli	2,400,000	(300,000)	-	2,100,000	4
Brand name - Cook SF	3,612,900	(180,645)	-	3,432,255	10
Total	31,265,466	(10,833,594)	(11,005,303)	9,426,569

10. INTANGIBLE ASSETS, NET (cont.)

Franchise agreement — Yunmao was generated from the acquisition of Yunmao in 2019, representing the right granted to the acquired business to distribute certain branded products of the franchiser. In December 2023, the Company terminated the franchise agreement of Yumao according to the business model of the Company changed.

Franchise agreement — Mengwei was generated from the acquisition of Mengwei Stores in 2021, representing the right granted to the Company to distribute certain branded products through Mengwei Stores acquired (note 16). Franchise agreement— Mengwei was fully amortized as of December 31, 2022 and was terminated in connection with the termination of the VIE agreements with Mengwei stores on August 19, 2023 (note 1).

Customer relationship — YJW was generated from the acquisition of YJW in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from YJW (note 16).

Customer relationship — Keke was generated from the acquisition of Keke in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from Keke (note 16).

Customer relationship — Lishang was generated from the acquisition of Lishang in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lishang acquired (note 16).

Customer relationship — Lin’s was generated from the acquisition of Lin’s in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lin’s acquired (note 16).

Brand name — Lin’s was generated from the acquisition of Lin’s in 2022, representing the right granted to the Company to use the brand name through Lin’s acquired (note 16).

Customer relationship — Yuli was generated from the acquisition of Yuli in 2023, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Yuli acquired (note 16).

Brand name — Cook SF was generated from the acquisition of Cook SF in 2023, representing the right granted to the Company to use the brand name through Cook SF acquired (note 16).

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB3,275,758, RMB3,118,734 and RMB3,020,920 for the years ended December 31, 2021, 2022 and 2023, respectively.

10. INTANGIBLE ASSETS, NET (cont.)

As of December 31, 2023, the estimated amortization expense for the next five years is as follows:

For the Years Ending December 31,	RMB

2024	1,843,231
2025	1,843,231
2026	1,843,231
2027	1,241,922
2028	832,718
2029 and thereafter	1,822,236

11. GOODWILL

For the years ended December 31, 2022 and 2023, the changes in the carrying value of goodwill by reporting units are as follows:

	Merchandise	Fresh products	Total
	RMB	RMB	RMB

Balance as of January 1, 2022	7,184,549	1,116,904	8,301,453
Additions	11,585,139	-	11,585,139
Decrease due to deconsolidation of Farm Entities	-	(1,116,904)	(1,116,904)

Balance as of December 31, 2022 and January 1, 2023	18,769,688	-	18,769,688
Additions	29,865,098	-	29,865,098
Decrease due to deconsolidation of Mengwei	(1,635,431)	-	(1,635,431)
Impairment for goodwill of Cook SF	(6,592,220)		(6,592,220)

Balance as December 31, 2023	40,407,135	-	40,407,135

The movement of the impairment for goodwill is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	-	-	(6,592,220)

Balance at the end of the year	-	-	(6,592,220)

Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our individual operating segments.

The Company performed the impairment test for the goodwill allocated to the Merchandise reporting unit and the Fresh products reporting unit and concluded that the impairment for goodwill of RMB6,592,220 for Cook SF was noted as December 31, 2023. There was no impairment for the goodwill as of December 31, 2021 and 2022.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Account receivables of collaborative arrangement- non-current	-	622,347
Prepayments and other receivables due from YJW and KeKe-non-current	28,024,937	36,004,491
Receivables of supplier rebates-non-current	4,721,177	401,210
Prepaid consideration for potential acquisitions	-	4,031,676
Long-term deposits	1,697,064	2,090,405

Total	34,443,178	43,150,129

13. BANK BORROWINGS

	As of December 31,
	2022	2023
	RMB	RMB

Short-term bank borrowings	54,830,623	19,500,000

	As of December 31,
	2022	2023
	RMB	RMB

Long-term bank borrowings	3,691,564	7,512,629
Less: Current portion of long-term bank borrowings	(2,020,480)	(1,993,168)

Long-term borrowings, excluding current portion	1,671,084	5,519,461

13. BANK BORROWINGS (cont.)

Short-term bank borrowings

In September 2021, the Company entered into a banking facility with Hang Seng Bank (“HSB”). The facility includes one revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$ (equivalent to RMB32,280,200) to finance/refinance the Company’s listing expenses (RLN1), and another revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$, subject to achievement of certain conditions, to finance/refinance the Company’s general working capital purposes (RLN2). The facility is only available upon HSB’s receipt of guarantees in HSB’s standard form for unlimited amount from the Company’s subsidiaries, Grand Leader Technology Limited, DDC OpenStudio Media Limited and DDC OpenStudio Limited, and guarantee in HSB’s standard form for US$10.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSB received these guarantees, US$5.0 million was drawn down under RLN1 in November 2021, bearing an interest rate of 4.25%, repayable within 6 months from the first date of draw down and can be rolled over as agreed by HSB. Conditions for drawdown of RLN2 were not met as of December 31, 2022 and 2023, respectively. The Company is required to maintain an account with HSB for deposit of the amount not less than the total loan outstanding balance after the first drawdown of this facility and may not withdraw the funds in the account except for repayment of this facility. The facilities include certain non-financial covenants and also financial covenants for the Company to achieve certain financial targets at the end of 2022, and cash and bank balances including restricted cash shown on the Company’s audited consolidated financial statement shall not be less than US$10.0 million or equivalent on other currencies. These financial targets have not been achieved. In 2023, HSB agreed further rollover until mid-September 2023 with the same terms. Principal of US$5.0 million (equivalent to RMB35,222,500) including all related interests were fully repaid in 2023. As of December 31, 2022 and 2023, the short-term bank borrowings balance was US$5.0 million (equivalent to RMB34,823,000) and nil, respectively.

In November 2021, Weishi, one of the Company’s VIEs entered into three eleven-month loans agreements with Zhejiang E-Commerce Bank, with total principal amount of RMB1,452,000 and bearing an interest rate of 9.6% per annum. The Company repaid RMB121,000 and RMB363,000 in 2021 and 2022, respectively. As of March 31, 2022, the outstanding loans amounted to RMB986,000. As described in note 1, the Company deconsolidated this VIE as the result of termination of the Weishi VIE arrangement. Accordingly, this loan payable was derecognized in the Company’s consolidated balance sheet in 2022.

In November 2021, Farm Entities, one of the Company’s VIEs entered into two one-year revolving credit facility agreements with Shanghai Rural Commercial Bank (“SRCB”), which allows the Farm Entities to draw borrowings up to RMB300,000 and RMB800,000, respectively for general working capital purposes. The borrowings drawn from these facilities as of March 31, 2022, amounted RMB1.1 million and bore an interest rate of 4.35% per annum, and was guaranteed by the general manager of Farm, Mr. Cui Yixiong and his spouse Ms. Wang Yike. As described in note 1, the Company deconsolidated Farm Entities due to termination of the Farm Entities VIE arrangement. Accordingly, these loan payables were derecognized in the Company’s consolidated balance sheet in 2022.

13. BANK BORROWINGS (cont.)

In November 2021, the Company entered into a banking facility with HSBC for a US$2,000,000 and a US$4,000,000 loan, to finance the Company’s listing expenses. The facility includes certain non-financial covenants and also financial covenants for the Company to maintain average account balance not less than US$10.0 million in a HSBC Hong Kong account. The facility is only available upon HSBC’s receipt of guarantees in HSBC’s standard form for US$6.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSBC’s receipt of the guarantees, US$2,000,000 was drawn down by December 31, 2021 and would mature on June 16, 2023, repayable in 11 equal installments commencing 1 month after drawdown, bearing an interest rate of LIBOR+3.5% per annum. This loan was fully repaid in July 2023. As of December 31, 2022, the outstanding loan amounted to US$335,260 (equivalent to RMB2,334,952). The unused credit limit under this facility was US$4.0 million as of December 31, 2022 and 2023, respectively.

Lishang, a subsidiary acquired by the Company on May 1, 2022 (note 16) entered into a one-year credit facility agreement with Bank of China (“BOC”) in February 2022, which allows the Company to draw borrowings up to RMB1.0 million for general working capital purposes. RMB1.0 million was drawn down from this facility in February 2022 and would mature in February, 2023, bore an interest rate of 4.18% per annum. RMB1.0 million was outstanding as of December 31, 2022. The borrowing was fully repaid in February 2023.

In April 2022, Lishang entered into four one-year loan agreements with Industrial and Commercial Bank of China (“ICBC”), with total principal amount of RMB2,050,000 bearing an interest rate of 4.0% per annum. These loans were drawn down in April 2022 and would mature in April 2023. As of December 31, 2022, the outstanding amount was RMB2,050,000. The borrowing was fully repaid in April 2023.

In July 2022, the Company entered into a five-year credit facility agreement with Jiangsu Suning Bank, which allows the Company to draw borrowings up to RMB670,000 for general working capital purposes, at an interest rate of 18.0% per annum (“July 2022 credit facility agreement”). RMB670,000 was drawn from this facility in July 2022 and was fully repaid in October 2022. Another RMB600,000 was drawn from this facility in October 2022 and would mature in October 2023, and the outstanding principal thereon of this facility shall be repaid by 12 equal monthly instalments. The borrowing was repaid by the amount of RMB100,000 and RMB500,000 in 2022 and 2023, respectively. As of December 31, 2022 and December 31, 2023, the short-term bank borrowings balance was RMB500,000 and nil, respectively.

In July 2022, the Company entered into a one-year loan agreement with China Citic Bank (“CNCB”) for general working capital purposes, with total principal amount of RMB8,000,000 and would mature in July 2023, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB8,000,000. The borrowing was fully repaid in July 2023.

In September 2022, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB300,000 bearing an interest rate of 5.4% per annum. This facility was guaranteed by Mr. Lian Xi. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB37,500 was repaid in 2022. In March 2023, the Company has modified the payment schedule with WeBank to fully repay the loan in advance by March 2023. As of December 31, 2022, the outstanding amount was RMB262,500.

In September 2022, the Company entered into a two-year loan agreement with Ning Bo Bank for general working capital purposes, with total principal amount of RMB700,000 and bearing an interest rate of 5.4% per annum. This facility was guaranteed by Mr. Yu Yongkang. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB87,500 was repaid in 2022. In March 2023, The Company has modified the payment schedule with Ning Bo Bank and fully repaid the loan in advance until March 2023. As of December 31, 2022, the outstanding amount was RMB612,500.

In December 2022, the Company entered into a one-year loan agreement with Industrial Bank Co., Ltd. (“CIB”) for general working capital purposes, with total principal amount of RMB5,000,000 and would mature in December 2023, bearing an interest rate of 4.1% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB5,000,000. The borrowing was fully repaid in December 2023.

13. BANK BORROWINGS (cont.)

In March 2023, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB6,000,000 and would mature in March 2024, bearing an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. As of December 31, 2023, the outstanding amount was RMB6,000,000. The borrowing was fully repaid in March 2024.

Yuli, a subsidiary acquired by the Company on July 1, 2023, entered into six-month loan agreements with ICBC in February 2023, with total principal amount of RMB273,000 and would mature in August 2023, bearing an interest rate of 4.10% per annum. The borrowing was fully repaid in August 2023.

In December 2021, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2.0 million was drawn down from this facility in December 2022 and would mature in December 2023, which bore an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Chen di, Mr. Guo Yujie, Mr. Zhang Yi and pledged by the real estate of Mr. Zhang Yi. The borrowing was fully repaid in December 2023.

In June 2023, Yuli entered into six-month loan agreements with ICBC, with total principal amount of RMB2,000,000 and would mature in December 2023, bearing an interest rate of 3.85% per annum. The borrowing was fully repaid in December 2023.

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 and would mature in July 2024, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000.

In September 2023, Lishang entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in September 2024, bearing an interest rate of 4.0% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2023, the outstanding amount was RMB3,000,000.

In November 2023, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2.0 million was drawn down from this facility in December 2023 and would mature in December 2024, which bore an interest rate of 3.05% per annum. The facility was guaranteed by Ms. Chen di, Mr. Zhang Yi. and pledged by the real estate of Mr. Zhang Yi. As of December 31, 2023, the outstanding amount was RMB2,000,000.

In December 2023, Yuli entered into three one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in December 2024, bearing an interest rate of 4.05% per annum. As of December 31, 2023, the outstanding amount was RMB1,500,000.

As of December 31, 2022 and 2023, the Company held Platinum business credit cards with HSBC, with total facility amount of HK$282,000 guaranteed by Ms. Norma Ka Yin Chu for up to HK$50,000, the outstanding credit card balance was HK$277,263 (equivalent to RMB247,671) and nil, respectively.

The weighted average interest rate for short-term borrowings as of December 31, 2022 and 2023 were approximately 5.3% and 4.3%, respectively.

13. BANK BORROWINGS (cont.)

Long-term bank borrowings

In September 2020, the Company entered into a three-year term facility with BOC, which allows the Company to draw borrowings up to HK$4.0 million for general working capital purposes. HK$4.0 million (equivalent to RMB3,362,716 as of December 31, 2020) was drawn from this facility in 2020 and would mature in September 2023, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 24 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$488,138 (equivalent to RMB400,341), HK$1,818,021 (equivalent to RMB1,568,589) and HK$1,693,841 (equivalent to RMB1,523,779) were repaid in 2021, 2022 and 2023, respectively. As of December 31, 2022, the remaining outstanding long-term bank borrowings and interest balance repayable amounted to HK$1,693,841 (equivalent to RMB1,513,057) was all classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The borrowing was fully repaid by December 31, 2023.

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$107,945 (equivalent to RMB93,135) was repaid in 2022. As of December 31, 2022, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$265,757 (equivalent to RMB237,392) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,626,298 (equivalent to RMB1,452,724). HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470).

In September 2022, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB300,000 and would mature in September 2024, bearing an interest rate of 17.82% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB37,500 and RMB150,000 were repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB150,000 and RMB112,500 was classified as “current portion of long- term bank borrowings” on the consolidated balance sheets respectively. The remaining outstanding long-term bank borrowings and interest balance was RMB112,500 and RMB nil as of December 31, 2022 and 2023, respectively.

In October 2022, RMB70,000 was drawn from the July 2022 credit facility agreement facility and would mature in October 2024, and the outstanding principal thereon of this facility shall be repaid by 24 equal monthly instalments. RMB5,833 and RMB35,000 was repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, balance of RMB35,000 and RMB29,167 repayable within the next twelve months was classified as “current portion of long-term bank borrowings” and RMB29,167 and RMB nil are repayable beyond one year was classified as long-term bank borrowings on the consolidated balance sheets, respectively.

13. BANK BORROWINGS (cont.)

From October to December 2022, the Company entered into a number of two-year loan agreements with WeBank for general working capital purposes, with total principal amount of RMB170,062 and would mature from October to December 2024, bearing an interest rate of 12.96% - 17.82% per annum. The loans were guaranteed by Ms. Wang Xiaoxiao. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB8,336 and RMB85,031 were repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB85,031and RMB76,694 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB76,694 and RMB nil as of December 31, 2022 and 2023, respectively.

In November 2022, the Company entered into a two-year loan agreement with Wuxi Xishang Bank for general working capital purposes, with total principal amount of RMB600,000 bearing an interest rate of 17.1% per annum. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB600,000 was early repaid in 2022.

In June 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB330,000 and would mature in June 2025, bearing an interest rate of 9.72% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB47,143 was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB188,571 was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB94,286.

In July 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB1,200,000 and would mature in July 2025, bearing an interest rate of 12.24% per annum. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB114,286 was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB685,715 was classified as “current portion of long- term bank borrowings” on the unaudited condensed consolidated balance sheets. The remaining outstanding long- term bank borrowings and interest balance was RMB399,999.

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2033, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908).

In September 2014, Cook SF entered into a five-year term facility with Beneficial State Bank (“BSB”), which allows the Company to draw borrowings up to US$100,000 for business purposes. In March 2020, the facility was extended to December 3, 2025 and allows the Company to draw borrowings up to US$199,547 for business purposes, at an interest rate of 4% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 60 equal monthly instalments since April 12, 2020. This facility was guaranteed by Ms. Nona Lim and Mr. Derek Kennedy. As of July 1, 2023 (the acquisition date), US$125,051 (equivalent to RMB871,518) was repaid, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$41,911 (equivalent to RMB302,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$32,585 (equivalent to RMB235,451). US$20,741 (equivalent to RMB146,112) was repaid in the second half of 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$42,770 (equivalent to RMB302,928) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$10,984 (equivalent to RMB77,798).

13. BANK BORROWINGS (cont.)

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2023 are as follows:

For the Years Ending December 31,	RMB

2024	1,993,168
2025	1,275,587
2026	703,499
2027	703,499
2028	703,499
2029 and thereafter	2,133,377
Total	7,512,629

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB

Salary and welfare payables	5,127,355	5,534,691
Payable for acquisition of Lishang and Lin**	4,568,170	880,291
Payable for acquisition of Yuli and Cook SF	-	4,454,293
Payable for acquisition of Mengwei	551,641	-
Loans from employees *	6,692,925	20,936,432
Loans from individuals *	1,826,684	19,752,448
Loans from 3rd parties	-	2,531,534
Deposits from suppliers	659,470	773,826
Tax payables	46,637,693	62,003,708
Interest payables	11,802,181	11,393,183
Professional service fees	20,049,510	27,720,955
Accrued utilities and other expenses	9,441,051	12,970,800

Total	107,356,680	168,952,161

*	Loans borrowed from third party individuals and employees are for general working capital use and repayable on demand.
**	In connection with acquisition of Lin’s in 2022, the purchase consideration includes 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the founder of Lin’s and the fair value of preferred shares to be issued was recorded as a liability. In April 2023, the Company and the founder agreed a modification that the 11,938 Series C-1 redeemable convertible preferred shares to be replaced by 11,938 number of share options granted to the founder of Lin’s with an exercise price of US$0.0016 per share. These share options shall be exercisable upon an exercise event which is a public offering or other form of listing, regardless of grantee’s engagement status with the Company in 10 years.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (cont.)

The original liability for the Company to issue the preference shares was extinguished upon the modification date and the fair value of the share option was recognised as an equity instrument. The difference between the carrying amount of the liability extinguished and the fair value of the new instrument issued amounted to RMB289,457 was recorded in “other income” in the consolidated statements of operations and comprehensive loss.

The fair values of share options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Risk-free rate of return		3.62%
Volatility		36.48%
Expected dividend yield		—
Exercise multiple		NA
Fair value of underlying ordinary share	US$	13.12
Expected terms		10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

15. LEASES

The Company leases its offices, warehouses and equipment under non-cancellable lease agreements that are classified as operating leases. The Company also has equipment that is leased under non-cancelable finance lease. The following table presents balances reported in the consolidated balance sheet related to the Company’s leases as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease Right-of-use assets	6,132,812	6,169,983

Operating lease liabilities – current	1,413,110	2,590,785
Operating lease liabilities – non-current	4,824,198	4,045,089

Total operating lease liabilities	6,237,308	6,635,874
Finance lease assets
Property, plant and equipment, at cost	-	335,758
Accumulated depreciation	-	(206,620)

Property, plant and equipment, net	-	129,138

Finance lease liabilities – current	-	103,310
Finance lease liabilities – non-current	-	37,411

Total finance lease liabilities	-	140,721

15. LEASES (cont.)

The following table presents operating lease cost reported in the consolidated statement of operations and comprehensive loss related to the Company’s leases for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease expenses:
Operating lease expenses	3,585,998	2,706,804
Short-term lease expenses	527,470	113,200
Total operating lease expenses	4,113,468	2,820,004

Finance lease expenses:
Amortization expenses	-	51,376
Interest expenses	-	7,158
Total finance lease expenses	-	58,534

Total lease expenses	4,113,468	2,878,538

Lease terms and discount rates are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Weighted average remaining lease term (years)
Operating leases	5.7	4.8
Finance leases	-	1.3
Weighted average discount rate
Operating leases	4.6%	4.9%
Finance leases	-	8.9%

15. LEASES (cont.)

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2023 to the present value of its operating lease payments, including rental payments for lease renewal options the Company is reasonably certain to exercise:

For the Years Ending December 31,	Finance Lease	Operating Lease
	RMB	RMB
2024	118,505	2,836,406
2025	29,626	1,389,751
2026	-	808,874
2027	-	534,793
2028	-	544,114
2029 and thereafter	-	1,314,754
Total undiscounted ease payments	148,131	7,428,692
Less: imputed interest	(7,410)	(792,818)
Present value of lease liabilities	140,721	6,635,874

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	3,228,307	2,423,083
Operating cash outflows from finance leases (interest payments)	-	7,158
Financing cash outflows from finance leases	-	58,933

Non-cash information on lease liabilities arising from obtaining ROU assets
- Operating leases	742	2,423,082

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases
- Operating leases	3,436,448	-

The total amounts for subleases income included in other income were RMB0.5 million and RMB nil for the years ended December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Company has no significant lease contract that has been entered into but not yet commenced.

16. BUSINESS COMBINATION

Mengwei Stores

On January 12, 2021, SH DDC entered into a purchase agreement (the “SPA”) with Mr. Liao Xuefeng and three entities controlled by Mr. Liao Xuefeng, which are Chongqing Meng Wei Technology Co., Ltd., Chongqing Yizhichan Leisure Food E-commerce Service Department and Chongqing Wei Bang Internet Technology Co., Ltd. (“the Sellers”), to acquire a number of online stores (“collectively referred to as Mengwei Stores”). Mengwei Stores are principally engaged in online sales of self-heated hotpots. The Company further entered into a store operation agreement (“Store Operation Agreement”) with the Sellers on the same date that the Sellers shall operate and manage Mengwei Stores under the instructions of the Company since January 12, 2021, yet the legal name of these stores are still registered with the E-commerce platforms under the Sellers.

Acquisition of Mengwei Stores shall diversify the Company’s existing business portfolio, and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations.

The total consideration payable by the Company comprises fixed cash consideration of RMB3.0 million and contingent cash consideration on achievement of Mengwei Stores’ GMV (as defined in the SPA) and net profit for each performance period from January 2021 to March 2022 (as defined in the SPA). The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between RMB nil and RMB4.5 million. The fair value of the contingent consideration payable of RMB3.3 million as of January 12, 2021 and RMB0.6 million as of December 31, 2021 were estimated by applying income approach which considers the present value of the expected future payment, discounted using a risk- adjusted discount rate of 12.4% as of January 12, 2021 and 12.7% as of December 31, 2021, that are not observable in the market (level 3 inputs).

In addition, the Company will grant share options to Mr. Liao Xuefeng and Mr. Zheng Haohua, holder of 10.0% equity interests in Chongqing Meng Wei Technology Co., Ltd. (“the Selling Shareholders”) at the end of each performance period, depending on achievement of Mengwei Stores’ GMV (as defined in the SPA) and net profit for each performance period from January 2021 to March 2022 (as defined in the SPA). Such share options will be fully vested upon each of the grant and enable Selling Shareholders to acquire the Company’s ordinary shares at the stated nominal exercise price upon the completion of Company’s IPO. Each share option has a contractual life of 10 years. As of December 31, 2022, the Company had granted 18,016 share options to Mr. Liao Xuefeng and 2,002 share options to Mr. Zheng Haohua, respectively, in connection with the achievements of the performance target. As the Selling Shareholders are continuously providing services to the Company under the Company’s instructions to operate the online stores and such contingent payments are linked to the achievement of performance target at the end of each service period, these share options will be accounted for as share-based compensation.

16. BUSINESS COMBINATION (cont.)

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations
Consideration - Cash payable	3,000,000
Consideration - Contingent cash payable *	3,331,019

Total considerations	6,331,019

Less: Identifiable net assets acquired as of January 12, 2021
Cash and cash equivalents acquired in the business combination	349,323
Accounts receivable, net	2,648,789
Prepayments and other current assets	90,755
Intangible asset - franchise agreement	2,200,000
Accrued expenses and other current liabilities	(43,279)
Deferred tax liabilities	(550,000)

Total identifiable assets acquired and liabilities assumed	4,695,588

Goodwill	1,635,431

Goodwill recognized on the acquisition is attributable mainly to the skills and technical talent of the target Company’s work force. None of the goodwill is expected to be deductible for income tax purpose.

*	In December 2022, the Company and the sellers confirmed separately in writing that the performance target for the third performance period from October 2021 to December 2021 and the performance target for the fourth performance period from January 2022 to March 2022 were partially achieved and the cash payment for the third performance period and fourth performance period from October 2021 to March 2022 was RMB0.6 million and subsequently paid in January 2023. The difference between the actual payment and fair value of the contingent consideration payable of RMB 0.1 million was included in general and administrative expenses for the year ended December 31, 2022.

On April 30, 2023, SH DDC entered into a purchase agreement with four entities controlled by Mr. Liao Xuefeng, (together as “the MW Sellers”) to acquire 100% interest in four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”), for cash of approximately RMB402,755, subject to adjustments during the subsequent performance periods. PDD Stores are principally engaged in online sales of self-heated hotpots. This acquisition enables the Company to expand its custom traffic through a wide range of online channels and broadens the source of income of the Company.

16. BUSINESS COMBINATION (cont.)

Lin’s

On February 1, 2022, the Company entered into a Share Subscription Agreement (“the SSA”) with Mr. Lin Kai Hang, and other two natural persons, (collectively referred to as “the Founder”) to subscribe 209 ordinary shares, representing 51% of the entire issued share capital of Lin’s Group Limited (“Lin’s”), immediately upon completion of such issuance and allotment on February 1, 2022. Lin’s is principally engaged in sales of ready-to-cook seasoning packages to online and offline customers.

The subscription consideration includes cash consideration of US$138,000 and 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the Founder.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	880,291
Consideration - Fair value of preferred shares to be issued *	1,398,431

Total considerations	2,278,722

Less: Identifiable net assets acquired as of February 1, 2022
Cash and cash equivalents acquired in the business combination	151,470
Accounts receivable, net	311,041
Prepayments and other current assets	16,812
Property, plant and equipment, net	118,574
Intangible asset - Brand name	213,096
Intangible asset - Customer relationship	339,470
Operating lease Right-of-use assets	482,413
Contract liabilities	(4,927)
Accrued expenses and other current liabilities	(430,507)
Current portion of operating lease liabilities	(93,468)
Operating lease liabilities	(388,945)
Deferred tax liabilities	(91,173)

Total identifiable assets acquired and liabilities assumed	623,856

Add: Fair value of equity held by non-controlling interest **	1,744,476

Goodwill	3,399,342

*	The Company determined the fair value of the Company’s preferred shares with the assistance of an independent third-party valuation firm, utilizing the discounted cash flow method to determine the underlying equity value and adopted equity allocation model.
**	The fair value of the non-controlling interest in Lin’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lin’s.

16. BUSINESS COMBINATION (cont.)

Lishang

On May 1, 2022, Shanghai DayDayCook entered into a purchase agreement with Ms. Chen Di and two other her nominee shareholders (“the Seller”) to acquire 51% equity interest of Shanghai Lishang Trading Limited (“Lishang”). Lishang is principally engaged in sales of RTC and RTE product gift boxes.

Acquisition of Lishang shall diversify the Company’s existing business portfolio and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Lishang on May 1, 2022.

The total consideration payable by the Company includes a fixed cash consideration of RMB2.9 million to be paid in four installments.

In addition, the Company may be required to grant share options to the Lishang Seller which was accounted for as share-based compensation (note 21).

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	2,609,153

Less: Identifiable net assets acquired as of May 1, 2022
Cash and cash equivalents acquired in the business combination	2,071,881
Inventories	150,369
Prepayments and other current assets	846,544
Intangible asset - Customer relationship	1,500,000
Operating lease Right-of-use assets	3,003,335
Accounts payable	(159,500)
Short-term bank borrowings	(3,050,000)
Accrued expenses and other current liabilities	(58,253)
Current portion of operating lease liabilities	(212,294)
Operating lease liabilities	(2,791,041)
Deferred tax assets	100,809

Total identifiable assets acquired and liabilities assumed	1,401,850

Add: Fair value of equity held by non-controlling interest *	2,005,467

Goodwill	3,212,770

*	The fair value of the non-controlling interest in Lishang was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lishang.

16. BUSINESS COMBINATION (cont.)

YJW and KeKe

On June 17, 2022 the Company formed two entities, Quanzhou DDC and Quanzhou Weishi with the Company and Mr. Zheng Dongfang holding the respective 60% and 40% equity interests, These entities were set up as the transferees of the YJW and the KeKe Target Assets.

The transaction was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The acquisition was completed when Quanzhou DDC and Quanzhou Weishi obtained control over the Target Assets on June 17, 2022.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	1,500,000
Consideration - Share options	9,809,039

Total considerations	11,309,039

Less: Identifiable net assets acquired of the YJW Target Assets as of June 17, 2022
Inventories	420,016
Prepayments and other current assets	12,064,620
Intangible asset – Customer relationship	2,300,000
Deferred tax liabilities	(575,000)

Total identifiable assets acquired and liabilities assumed	14,209,636

Add: Fair value of equity held by non-controlling interest *	6,031,487

Goodwill	3,130,890

*	The fair value of the non-controlling interest in YJW was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in YJW.

RMB

Consideration - Share options	8,683,415

Less: Identifiable net assets acquired of the KeKe Target Assets as of June 17, 2022
Inventories	544,261
Prepayments and other current assets	10,178,171
Intangible asset – Customer relationship	1,000,000
Deferred tax liabilities	(250,000)

Total identifiable assets acquired and liabilities assumed	11,472,432

Add: Fair value of equity held by non-controlling interest *	4,631,154

Goodwill	1,842,137

*	The fair value of the non-controlling interest in KeKe was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in KeKe.

16. BUSINESS COMBINATION (cont.)

Cook SF

On May 26, 2023, the Company entered into a purchase agreement with Ms. Nona Lim and other selling shareholders to acquire 100% interest in Cook San Francisco, LLC. (“Cook SF”). Cook SF operates the brand “Nona Lim”, an Asian food brand sells RTC product based in USA. This acquisition enables the Company to expand its customer base into the US market.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Cook SF on July 1, 2023.

The subscription consideration includes cash consideration of US$1,977,516 (equivalent to RMB13.71 million), and payable consideration of US$1,318,374 (equivalent to RMB9.53 million) settled in certain ordinary shares. The Company also funded the extinguishment of the Cook SF’s debt of cash consideration of US$ $25,000(equivalent to RMB0.18 million), and payable consideration of $348,000 (equivalent to RMB 2.51 million) settled in certain ordinary shares.

As of December 31, 2023, the Company has paid all the cash consideration and issued certain ordinary shares.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	13,713,780
Consideration - Payable settled in certain ordinary shares	9,526,307
Consideration - Extinguishment debt settled in cash	180,645
Consideration - Extinguishment debt settled in certain ordinary shares	2,514,578

Total considerations	25,935,310

Less: Identifiable net assets acquired as of July 1, 2023
Cash and cash equivalents acquired in the business combination	6,796,462
Accounts receivable	981,979
Inventories	3,725,134
Prepayments and other current assets	2,895,627
Property, plant and equipment	338,595
Intangible asset - Brand name	3,612,900
Accounts payable	(3,222,859)
Short-term bank borrowings	(181,250)
Current portion of long-term bank borrowings	(302,838)
Contract liabilities	(38,088)
Accrued expenses and other current liabilities	(13,523,241)
Current portion of finance lease liabilities	(108,626)
Long-term bank borrowings	(235,451)
Finance lease liabilities	(88,044)
Deferred tax liabilities	(1,083,870)

Total identifiable assets acquired and liabilities assumed	(433,570)

Goodwill	26,368,880

16. BUSINESS COMBINATION (cont.)

Shanghai Yuli Development Limited (“Yuli”)

On April 1, 2023, Shanghai DayDayCook entered into a purchase agreement with Ms. Chen Di and two other shareholders (“the Yuli Seller”) to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”). Yuli is principally engaged in sales of RTC and RTE gift product vouchers.

Acquisition of Yuli shall diversify the Company’s existing business portfolio and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Yuli on July 1, 2023.

The total consideration payable by the Company is a fixed cash consideration of RMB4.14 million to be paid in four installments.

In addition, the Company may be required to grant share options to the Yuli Seller at the end of each performance period, adjusted based on the achievement of Yuli’s revenue, gross profit and net profit for each of the four performance periods during July 1, 2023 to December 31, 2026, over the target performance. If the qualified IPO does not occur by March 31, 2026, the Company is obliged to deliver a fixed amount of RMB24.50 million cash, with all previously issued share options, if any, cancelled.

As the Company completed IPO on November 17, 2023, RMB 24.50 million is not required to be paid by the Company. All share options will be settled in shares based on the actual performances during the performance periods.

On December 1, 2023, the Company entered into a supplemental agreement with the Yuli Seller to adjust the cash consideration to RMB2.15 million due to the subsequent financial due diligence results of the historical financial information of Yuli. The Company adjusted the provisional amount at the acquisition date on July 1, 2023, because this adjustment results from new information about facts and circumstances that existed at the acquisition date and falls within the measurement period.

In addition, the performance periods of the share options to be granted to the Yuli Seller were shortened to two performance periods during July 1, 2023 to December 31, 2024. And the target performances were also modified accordingly.

As of December 31, 2023, the Company has not issued any share options to the Yuli Seller as the financial information of Yuli for the first performance periods up to December 31, 2023 was still under preparation and was subject to audit.

16. BUSINESS COMBINATION (cont.)

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	1,892,830

Less: Identifiable net assets acquired as of July 1, 2023
Cash and cash equivalents acquired in the business combination	1,120,094
Accounts receivable	635,396
Prepayments and other current assets	3,197,779
Intangible asset – Customer relationship	2,400,000
Short-term borrowings	(4,273,000)
Contract liabilities	(2,640,046)
Accrued expenses and other current liabilities	(161,263)
Deferred tax liabilities	(572,955)

Total identifiable assets acquired and liabilities assumed	(293,995)

Add: Fair value of equity held by non-controlling interest*	1,309,393

Goodwill	3,496,218

*	The fair value of the non-controlling interest in Yuli was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Yuli.

The following unaudited pro forma financial information presents the total revenue and net loss of the Company in the aggregate assuming all the above acquisitions occurred as of January 1, 2021, 2022 and 2023, respectively.

	2021	2022	2023
	RMB	RMB	RMB

Revenue	363,164,591	231,912,739	222,220,917
Net loss	(455,380,704)	(121,922,472)	(161,289,907)

The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Company’s consolidated results of operations actually would have been had the acquisition been completed on January 1. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations of the Company after the acquisition.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES

In April 2016, the Company issued 724,939 Series A redeemable convertible preferred shares to an investor at US$7.20 per share for a total cash consideration of US$5.2 million (equivalent to RMB33.9 million).

In October 2016, the Company issued 276,940 Series A-1 redeemable convertible preferred shares to an investor at US$16.80 per share for a total cash consideration of US$4.7 million (equivalent to RMB31.5 million).

In July 2017, the Company issued 227,751 Series B redeemable convertible preferred shares to an investor at US$30.72 per share for a total cash consideration of US$7.0 million (equivalent to RMB47.6 million).

In November 2017, the Company in aggregate issued 228,813 Series B-1 redeemable convertible preferred shares to investors at US$35.36 per share for a total cash consideration of US$8.1 million (equivalent to RMB53.5 million). In connection with the issuance of Series B-1 redeemable convertible preferred shares, the Company agreed to grant one investor an option (“the 2017 Option”) to acquire 56,688 number of equity securities in the next qualified financing for the consideration of US$2.0 million (equivalent to RMB13.3 million).

In September 2018, the Company issued 205,594 Series B-2 redeemable convertible preferred shares to an investor at US$48.64 per share for a total cash consideration of US$10.0 million (equivalent to RMB68.5 million). In addition, the Company also issued 130,533 Series B-2 redeemable convertible preferred shares to convertible loan holders who elected to convert their 2018 Convertible loans upon the closing of the Series B-2 redeemable convertible preferred shares financing. In September 2018, the Company received an amendment letter from the 2017 Option holder and agreed proposing to amend the 2017 Option so that the option can be exercised at the Company’s next qualified financing after the issuance of B-2 redeemable convertible preferred shares.

 In July 2019, the Company issued 51,398 Series B-2 redeemable convertible preferred shares to investors at US$48.64 per share for a total cash consideration of US$2.5 million (equivalent to RMB17.2 million).

In July 2019, the Company issued 110,578 Series C redeemable convertible preferred shares to investors at US$57.12 per share for a total cash consideration of US$6.3 million (equivalent to RMB43.4 million). In addition, the 2017 Option holder exercised the option to acquire 56,688 Series C redeemable convertible preferred shares for a total cash consideration of US$2.0 million (equivalent to RMB13.7 million). The 56,688 Series C redeemable convertible preferred shares were recorded at their fair value of US$57.12 per share and any change of the fair value of the 2017 Option was recorded in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

In addition, upon the closing of the Series C redeemable convertible preferred shares financing, the Company issued 47,500 Series C redeemable convertible preferred shares to holders of March 2019 Convertible Loan who elected to convert all of their March 2019 Convertible Loan (note 18); the Company also agreed with the holders of the March 2019 Shareholder Loan (note 18) to modify the settlement that the March 2019 Shareholder Loan were settled by the Company issuing 75,643 Series C redeemable convertible preferred shares to the loan holders.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

In February 2021, the Company completed a C-1 round financing. The Company issued 262,395 Series C-1 redeemable convertible preferred shares to a new investor (“HL”), at US$38.08 per share for a total cash consideration of US$10.0 million, and concurrently issued 582,819 number of warrants (“the 2021 Warrant”) at a total consideration of US$1.0 to HL. In addition, HL was granted an option (“the HL Option”) to subscribe for additional C-1 redeemable convertible preferred shares at the lower of (i) a price being 30% discount of the pre- money valuation of the ordinary shares of the Company at the subsequent round of financing of the Company on a fully-diluted basis or (ii) the quotient of (x) US$10.0 million, and (y) the total number of subscription shares (262,395) and warrants (582,819), i.e., US$11.8320. The aggregate option price shall not exceed US$5,000,000. The HL option has an exercise period of 2 years from the closing date of the C-1 financing transaction.

Concurrently, the Company issued 132,855 Series C-1 redeemable convertible preferred shares to certain existing investors (“C-1 investors”) at US$38.08 per share for a total cash consideration of US$5.1 million and issued shareholder loans of US$4.9 million to these C-1 investors, which bear a fixed interest rate of 8.0% per annum and are repayable within one year (“the February 2021 Shareholders Loan”). The Company also issued 265,622 number of the 2021 Warrant to the C-1 investors at a total consideration of US$1.0.

The Company agreed to modifications with certain holders of July 2019 convertible loan of the aggregate principal of US$4.2 million and 2020 convertible loan (note 18) of the aggregate principal plus accrued but unpaid interest of US$4.0 million. 50% of these convertible loans were converted into 106,897 Series C-1 redeemable convertible preferred shares at the conversion price of US$38.08 per share, and the remaining 50% of these convertible loans were exchanged for the February 2021 Shareholders Loan. In connection with the modification of these convertible loans, the Company issued 267,064 number of 2021 Warrants to the holders of the February 2021 Shareholders Loan.

In addition, the Company issued additional number of 4,360,266 Class A ordinary shares to the C-1 Investors and holders of the February 2021 Shareholders Loan (collectively referred to as “Internal Round Investors”) at nil consideration. The number of ordinary shares issued to each of the internal round investors was proportionately based on their investment amount (cash paid to subscribe C-1 redeemable convertible preferred shares and the principal amount plus any accrued but unpaid interest for the original July 2019 convertible loan and 2020 convertible loan.

Upon the closing of the C-1 round financing, total number of 1,115,505 2021 Warrants were issued by the Company to HL and Internal Round Investors as described above. From the date of the C-1 round financing to June 30, 2021, each holder of the 2021 Warrant shall have the right to exercise the 2021 Warrant at the nominal consideration of US$1.0 to acquire 1,115,505 shares of the Company, upon the occurrence of: (a) a qualified IPO, for ordinary shares; (b) a qualified financing for Series C-1 redeemable convertible preferred shares and (c) a liquidation event for Series C-1 redeemable convertible preferred shares. From July 1, 2021, holders shall have the right to exercise the warrants at any time, free from any condition or restriction. In July 2021, all 1,115,505 2021 Warrants were exercised into the Series C-1 redeemable convertible preferred shares.

In August 2021, the Company issued to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 PFI Warrant in exchange for 5,072,000 ordinary shares of PFI Foods, held by Black River (note 8). All 388,695 PFI Warrant were exercised in August 2021 and the corresponding Series C-1 redeemable convertible preferred shares were issued to Black River.

In November 2023, all of the Series A, Series A-1, Series B, Series B-1, Series B-2, Series C and Series C-1 (collectively the “Redeemable Convertible Preferred Shares” were converted into 4,507,844 Class A ordinary shares upon the completion of IPO.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The key terms of Redeemable Convertible Preferred Shares are summarized below:

Redemption Rights

Prior to the issuance of Series B-2 Redeemable Convertible Preferred Shares in September 2018, Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares shall be redeemable at the option of holders, at any time after the earliest of (i) the fifth (5th) anniversary of the respective issue dates of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares, (ii) there is a material breach of the Series A, A-1, B and B-1 purchase agreements or any other related agreements (as defined in the Series A, A-1, B and B-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

Upon the issuance of Series B-2 Redeemable Convertible Preferred Shares in September 2018, the redemption terms of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares were modified to be the same as Series B-2 Redeemable Convertible Preferred Shares, in which they were redeemable at the option of holders at any time after the earliest of (i) January 1, 2022, (ii) there is a material breach of the Series A, A-1, B and B-1 purchase agreements or any other related agreements (as defined in the Series A, A-1, B and B-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

Series B-2, C and C-1 Redeemable Convertible Preferred Shares shall be redeemable at the option of holders, at any time after the earliest of (i) January 1, 2022; (ii) there is a material breach of the Series B-2, C and C-1 purchase agreements or any other related agreements (as defined in the Series B-2, C and C-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

In October 2021, all investors of Company’s Redeemable Convertible Preferred Shares signed confirmation letters with the Company that they will not exercise their redemption rights at any time on or before January 1, 2023. In May 2022, all but one investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2024. In June 2023, all but six investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2025.

The redemption price equals to 100% of the Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares issue price with an 12% compound interest per annum, plus any declared but unpaid dividends on such Redeemable Convertible Preferred Shares. The redemption price equals to 100% of the Series B-2, C and C-1 Redeemable Convertible Preferred Shares subscription price with an 8% compound interest per annum, plus any declared but unpaid dividends on such Redeemable Convertible Preferred Shares.

Conversion Rights

Each Redeemable Convertible Preferred Share shall be convertible, at the option of the holder, at any time after the date of issuance of such Redeemable Convertible Preferred Share according to an initial conversion ratio of 1:1, subject to adjustments for dilution, including but not limited to share splits, share combination, share dividends and distribution and adjustment in conversion price for dilutive issuances.

Each Redeemable Convertible Preferred Share shall automatically be converted into ordinary shares upon the earlier of (i) the consummation of a qualified IPO or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the requisite majority (voting as separate series, and on an as-converted basis).

Voting Rights

Each Redeemable Convertible Preferred Shareholder shall be entitled to one vote for each Ordinary Share into which such Redeemable Convertible Preferred Shares could then be converted, and with respect to such vote, such preferred shareholder shall have full voting rights and powers equal to the voting rights and powers of the ordinary shareholders.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

Dividend Rights

Each holder of the Redeemable Convertible Preferred Shares shall be entitled to receive dividends at 5% per annum of the respective subscription price. Such dividends shall be payable only when, as, and if declared by the unanimous approval of the Board and shall be cumulative.

Liquidation Preferences

Upon the occurrence of any liquidation event, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed in the following manner and order:

(1)	Holders of Series C-1 Redeemable Convertible Preferred Shares;

(2)	Holders of Series C Redeemable Convertible Preferred Shares;

(3)	Holders of Series B-2 Redeemable Convertible Preferred Shares;

(4)	Holders of Series B-1 Redeemable Convertible Preferred Shares;

(5)	Holders of Series B Redeemable Convertible Preferred Shares;

(6)	Holders of Series A-1 Redeemable Convertible Preferred Shares;

(7)	Holders of Series A Redeemable Convertible Preferred Shares;

(8)	Holders of Series Seed Convertible Preferred Shares (note 20);

(9)	All the Class B ordinary shares shall be cancelled. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023.

Shareholders of Series C-1, Series C and Series B-2 Redeemable Convertible Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous Redeemable Convertible Preferred Shares, series seed convertible preferred shares and ordinary shares, the amount equal to the sum of 100% of its subscription price on each Redeemable Convertible Preferred Shares, compounded with an interest rate of 8% per annum, plus any and all declared but unpaid dividends.

Shareholders of Series B-1, Series B, Series A-1 and Series A Redeemable Convertible Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous Redeemable Convertible Preferred Shares, Series Seed Convertible Preferred Shares and ordinary shares, the amount equal to the sum of 100% of its subscription price on each Redeemable Convertible Preferred Shares, compounded with an interest rate of 12% per annum, plus any and all declared but unpaid dividends.

After unconditional and irrevocable distribution or payment in full of amount to the preferred shareholders, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders based on the number of shares held by such shareholders on a fully diluted basis. If the value of the remaining assets of the Company is less than the aggregate liquidation preference amounts payable to the holders of a particular series of preferred shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding preferred shares of that series.

Initial measurement and subsequent accounting for Redeemable Convertible Preferred Shares

The Redeemable Convertible Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Redeemable Convertible Preferred Shares may be redeemed at the options of the holders on or after an agreed upon date outside the sole control of the Company. The holders of the Redeemable Convertible Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Redeemable Convertible Preferred Shares are recognized at their respective fair value at the date of issuance, net of issuance costs of nil, except for those described below.

The proceeds from the issuance of the Series B-1 Redeemable Convertible Preferred Shares were first allocated to the 2017 Option based on its fair value of RMB2.6 million (US$0.4 million).

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The 2021 Warrant, the HL Option and the PFI Warrant are legally detachable and separately exercisable for underlying redeemable convertible preferred shares that are contingently redeemable and therefore are considered freestanding financial liabilities under ASC 480. The 2021 Warrant, the HL Option and the PFI Warrant are initially measured and recognized at their fair value and subsequently measured at fair value with changes in fair value recognized in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

The proceeds of US$10.0 million received from the investor HL were first allocated to the 2021 Warrant and the HL Option which are financial liabilities at fair value. The total fair value of the 2021 Warrant of US$11.6 million (equivalent to RMB74.2 million) and the HL Option of US$4.0 million (equivalent to RMB25.5 million) exceeded proceeds received by US$5.6 million (equivalent to RMB36.0 million), representing future business collaboration expected, which was recognized as “other expenses, net” in the consolidated statements of operations and comprehensive loss. As a result, nil consideration was allocated to Series C-1 redeemable convertible preferred shares. As Series C-1 redeemable convertible preferred shares are redeemable at holders’ discretion at any time, the Company adjusts the Series C-1 redeemable convertible preferred shares from the nil consideration allocated, to their maximum redemption amount at each reporting date. The adjustments were recorded, in the absence of retained earnings, first as a reduction of additional paid-in capital and then as an increase to the net loss attributable to ordinary shareholders.

The proceeds of US$5.1 million received from the C-1 investors for issuance of Series C-1 redeemable convertible preferred shares, the 2021 Warrant and ordinary shares were first allocated to the 2021 Warrant which are financial liabilities at their fair value of US$2.7 million (equivalent to RMB17.1 million), with the remaining proceed allocated to Series C-1 redeemable convertible preferred shares and ordinary shares based on their relative fair values of US$0.3 million (equivalent to RMB1.8 million) and US$2.0 million (equivalent to RMB12.9 million) respectively.

The proceeds of US$4.9 million received from the C-1 investors for issuance of the February 2021 Shareholders Loan, the 2021 Warrant and ordinary shares were first allocated to the 2021 Warrant which are financial liabilities at their fair value of US$2.6 million (equivalent to RMB16.7 million), with the remaining proceeds allocated to the February 2021 Shareholders Loan and ordinary shares based on their relative fair values of US$0.4 million (equivalent to RMB2.4 million) and US$1.9 million (equivalent to RMB12.4 million) respectively.

The Company applied the debt extinguishment to account for the exchange of the July 2019 convertible loan and 2020 convertible loan into 106,897 Series C-1 redeemable convertible preferred shares and US$4.1 million February 2021 Shareholders Loan. As a result, the Company recognized the respective fair values of series C-1 redeemable convertible preferred shares of US$2.1 million (equivalent to RMB13.6 million), the February 2021 Shareholders Loan of US$3.9 million (equivalent to RMB24.8 million), the 2021 Warrant of US$5.3 million (equivalent to RMB34.0 million) and ordinary shares of US$33.1 million (equivalent to RMB211.0 million), and derecognized the carrying value of the July 2019 convertible loan and 2020 convertible loan which resulted in an extinguishment loss of RMB224.4 million (US$34.7 million) that was recognized as “other expenses, net” in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

The C-1 redeemable convertible preferred shares issued to and those exercised from PFI warrant by Black River were recorded at their fair values on the issuance date.

The Company evaluated the embedded conversion option in the Redeemable Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation). The conversion option of the Redeemable Convertible Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Redeemable Convertible Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Redeemable Convertible Preferred Shares were neither publicly traded nor readily convertible into cash.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

As all series of the Redeemable Convertible Preferred Shares are redeemable at holders’ discretion at any time, the Company adjusts the Redeemable Convertible Preferred Shares to their maximum redemption amount at each reporting date. The adjustments were recorded, in the absence of retained earnings, first as a reduction of additional paid-in capital of RMB36.2 million (US$5.4 million) and RMB110.1 million (US$15.6 million) for the years ended December 31, 2022 and 2023, respectively, and then as an increase to the accumulated deficit of RMB72.9 million and RMB nil for the years ended December 31, 2022 and 2023, respectively.

Modification and Extinguishment of Redeemable Convertible Preferred Shares

Upon the issuance of the Series B-2 Redeemable Convertible Preferred Shares in September 2018, the redemption term of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares were modified to be the same as the redemption term of the B-2 Redeemable Convertible Preferred Shares to extend the earliest redemption date to January 1, 2022 in the event the Company does not complete a qualified IPO. In October 2021, all investors of Company’s Redeemable Convertible Preferred Shares investors signed confirmation letters with the Company that they will not exercise their redemption rights at any time on or before January 1, 2023. In May 2022, all but one investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2024. In June 2023, all but six investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2025.

The Company assessed whether there was a change in fair value of each modification of Redeemable Convertible Preferred Shares exceeding 10% immediately after the change in terms compared to the fair value of the Redeemable Convertible Preferred Shares immediately before the amendment at each modification date. A change in fair value exceeding 10% would result in extinguishment accounting, while a change in fair value not exceeding 10% would be considered non-substantive and subject to modification accounting.

The Company accounts for modifications that result in an increase to the fair value of the modified Redeemable Convertible Preferred Shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the modified Redeemable Convertible Preferred Shares were not recognized. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value for each modification did not exceed 10% and did not result in any substantial increase to the fair value of the modified Redeemable Convertible Preferred Shares.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The Company’s Redeemable Convertible Preferred Shares activities consist of the following:

	Series A Redeemable Convertible Preferred Shares		Series A-1 Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Series B-1 Redeemable Convertible Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	724,939	58,511,842	276,940	48,687,737	227,751	67,732,191	228,813	74,959,524
Accretion of Redeemable Convertible Preferred Shares	-	6,938,024	-	5,773,133	-	8,031,324	-	8,888,302
Foreign currency translation adjustment	-	(1,415,102)	-	(1,177,507)	-	(1,638,097)	-	(1,812,888)

Balance as of December 31, 2021	724,939	64,034,764	276,940	53,283,363	227,751	74,125,418	228,813	82,034,938
Accretion of Redeemable Convertible Preferred Shares	-	8,144,087	-	6,776,699	-	9,427,439	-	10,433,390
Foreign currency translation adjustment	-	6,164,500	-	5,129,485	-	7,135,909	-	7,897,339

Balance as of December 31, 2022	724,939	78,343,351	276,940	65,189,547	227,751	90,688,766	228,813	100,365,667
Accretion of Redeemable Convertible Preferred Shares	-	8,413,619	-	7,000,977	-	9,739,445	-	10,778,688
Automatic Conversion to Class A ordinary shares upon IPO	(724,936)	(88,851,534)	(276,936)	(73,933,412)	(227,748)	(102,852,838)	(228,811)	(113,827,704)
Foreign currency translation adjustment	-	2,094,564	-	1,742,888	-	2,424,627	-	2,683,349
Others	(3)	-	(4)	-	(3)	-	(2)	-

Balance as of December 31, 2023	-	-	-	-	-	-	-	-

	Series B-2 Redeemable Convertible Preferred Shares		Series C Redeemable Convertible Preferred Shares		Series C-1 Redeemable Convertible Preferred Shares		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	387,525	145,622,729	290,409	121,535,400	-	-	2,136,377	517,049,423
Issuance of Redeemable Convertible Preferred Shares to C-1 investors, net of issuance costs	-	-	-	-	502,147	15,477,848	502,147	15,477,848
Redeemable Convertible Preferred Shares exercised from 2021 Warrants	-	-	-	-	1,115,505	174,498,135	1,115,505	174,498,135
Redeemable Convertible Preferred Shares issued to and exercised from PFI Warrant by Black River	-	-	-	-	753,287	94,141,160	753,287	94,141,160
Beneficial conversion feature of redeemable convertible preferred shares	-	(4,711,740)	-	(10,564,815)	-	(1,665,884)	-	(16,942,439)
Accretion of Redeemable Convertible Preferred Shares	-	16,161,629	-	20,034,136	-	315,391,970	-	381,218,518
Foreign currency translation adjustment	-	(3,396,304)	-	(2,747,873)	-	(3,380,720)	-	(15,568,491)

Balance as of January 1, 2022	387,525	153,676,314	290,409	128,256,848	2,370,939	594,462,509	4,507,316	1,149,874,154
Accretion of Redeemable Convertible Preferred Shares	-	13,029,935	-	10,874,665	-	50,403,394	-	109,089,609
Foreign currency translation adjustment	-	14,594,247	-	12,180,224	-	56,454,594	-	109,556,298

Balance as of December 31, 2022	387,525	181,300,496	290,409	151,311,737	2,370,939	701,320,497	4,507,316	1,368,520,061
Issuance of Redeemable Convertible Preferred Shares to C-1 investors, net of issuance costs	-	-	-	-	563	60,170	563	60,170
Accretion of Redeemable Convertible Preferred Shares	-	13,007,081	-	10,855,591	-	50,317,395	-	110,112,796
Automatic conversion of Class A ordinary shares upon IPO	(387,524)	(199,066,600)	(290,405)	(166,139,167)	(2,371,484)	(770,044,701)	(4,507,844)	(1,514,715,956)
Foreign currency translation adjustment	-	4,759,023	-	3,971,839	-	18,346,639	-	36,022,929
Others	(1)	-	(4)	-	(18)	-	(35)	-

Balance as of December 31, 2023	-	-	-	-	-	-	-	-

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS

January 2019 Shareholder Loan

In January 2019, the Company entered into a shareholder loan agreement with an investor for an aggregate principal amount of HK$23.5 million (the “January 2019 Shareholder Loan”). The loan bears interest of 12% per annum and is repayable within 12 months from the issue date. Concurrent with the loan, the Company granted a warrant (“B-2 Warrant”) to the investor for a consideration of HK$1.0 to subscribe for Series B-2 Redeemable Convertible Preferred Shares at an exercise price of US$63.20 per share. The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The B-2 Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 23 January 2022.

In September 2019, the Company agreed with the lender to extend the loan to be expired by 25 September 2020, and revised interest to 6% per annum and concurrently granted an additional warrant (“C Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for Series C Redeemable Convertible Preferred Shares at an exercise price of US$57.12 per share (“the first modification”). The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The C Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 25 September 2022.

In October 2020, the Company agreed with the lender to extend the loan to be expired by March 2021, and revised interest to 8% per annum (“the second modification”). In addition, the Company revised the exercise price of both B-2 Warrant and C Warrant to US$37.92 per share. Both B-2 Warrant and C Warrant became exercisable at the time on the earlier of: (i) the consummation of a qualified IPO; and (ii) 25 September 2023.

In February 2021, the Company repaid HK$7.8 million and in March 2021, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) September 25, 2021. The interest of the outstanding amount of the loan remains at 8% per annum (“the third modification”).

In September 2021, the Company agreed with the lender to extend the loan to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) April 2022. The interest remains at 8% per annum. Concurrently the Company granted additional warrants (“Class A OS Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for the new Class A Ordinary Shares at an exercise price of US$10.64 per share. The total subscription price for the Class A Ordinary Shares shall not exceed US$2,405,964. At the same time, the B-2 & C Warrant issued to the lender were cancelled. The Class A OS Warrant will expire on 25 September 2023 (“the fourth modification”).

The warrants are legally detachable and separately exercisable for underlying Redeemable Convertible Preferred Shares that are contingently redeemable and therefore are considered a freestanding financial liability under ASC 480. The Class A OS Warrant are legally detachable and separately exercisable for variable number of the Company’s equity shares and therefore are considered a freestanding financial liability under ASC 480. The warrants are initially measured and recognized at its fair value and also subsequently measured at fair value with changes in fair value recognized in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The Company assessed whether there were substantial changes of terms of the January 2019 Shareholder Loan. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. In order to determine whether the terms are substantially different upon each modification, the Company compared whether the present value of the cash flows under the terms of the modified debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. If the terms of a non-convertible debt instrument are modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. The calculation of the present value of the cash flows of the new debt instruments included all cash flows specified by the terms of the new debt instruments plus any amounts paid by the Company. Those amounts paid by the Company were the fair value of new warrants issued in the first modification, the incremental fair value resulted from the revision of the warrant terms in the second modification, nil in the third modification and the excess of the fair value of Class A OS Warrant issued, over the fair value of the B-2 & C Warrants cancelled, in the fourth modification.

Based on the above assessment, it was determined that there was no substantial change of terms in the first modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the fair value of the newly issued C Warrant and the revised cash flow under the term of the modified debt instrument.

For the second modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB2.9 million (US$0.5 million) of the warrants resulted from the revision of the exercise price, over the net carrying amount of the extinguished debt was recognized as losses upon the extinguishment.

It was determined that there was no substantial change of terms in the third modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

For the fourth modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB5.9 million (US$0.9 million) of the issuance of Class A OS Warrant, over the net carrying amount of the extinguished debt and the derecognition of the B-2 & C Warrant was recognized as losses upon the extinguishment in 2021.

In April 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2022. The interest of the outstanding amount of the loan remains at 8% per annum (“the fifth modification”).

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

In October 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2023. The interest of the outstanding amount of the loan remains at 8% per annum (“the sixth modification”).

It was determined that there was no substantial change of terms in the fifth and sixth modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

As the Class A OS Warrant has not been exercised by 25 September 2023, the Class A OS Warrant expired on 25 September 2023.

2020 Convertible Loan

In March 2020, the Company issued US$ denominated convertible loan for an aggregate principal amount of US$3.0 million. Further, in June, July and October 2020, the Company issued convertible loans with the aggregate principal amount of US$1.6 million. Collectively, these convertible loans are referred to as the “2020 Convertible Loan”. The 2020 Convertible Loan bear interest of 10% per annum and have terms of 12 months from the draw down date.

Upon the proposed financing, lenders could elect to convert the 2020 Convertible Loan into preferred shares issued in the proposed financing, at a conversion price equal to 65% per share price applicable in the proposed financing. Upon qualified IPO, lenders could elect to convert the 2020 Convertible Loan into ordinary shares, at a conversion price equal to 65% per IPO share price.

Concurrently with the drawdown of the 2020 Convertible Loan, the lenders were issued warrants (the “C-1 Warrant”), pro rata to their lending principal amount, which entitle them to, upon the occurrence of: (1) a qualified IPO, (2) proposed financing, or (3) a liquidation event, requesting the Company to issue certain amount of ordinary shares in the case of (1) or new preferred shares in the case of (2) and (3), determined by a formula, at a total nominal consideration of US$1.0 for all shares. The lenders shall each have the right to choose either to exercise the C-1 Warrant or the conversion options, but not both.

Lenders have the right to demand immediate repayment of the 2020 Convertible Loan together with accrued but unpaid interest upon the occurrence of a trigger event as long as no conversion option or C-1 Warrant (see below) have been exercised. In particular, upon the occurrence of a liquidation event or event of default, the lenders shall have the right to elect to require the Company to redeem the 2020 Convertible Loan at an effective interest rate of 60% per annum.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The C-1 Warrant was considered an embedded feature rather than a freestanding instrument as it is not separately exercisable. As the embedded variable share conversion features will be share settled by a number of shares with a fair value equal to a fixed monetary amount, they are considered as an in-substance redemption feature because the settlement amount does not vary with the share price. The Company elected to record the 2020 Convertible Loans at fair value in their entirety.

In February 2021, in connection with a qualified financing of Series C-1 Redeemable Convertible Preferred Shares, holders of US$3.8 million principal amount of the 2020 Convertible Loan agreed a modification with the Company (note 17) and these US$3.8 million was extinguished upon the modification.

In August 2021, one of the holders of US$250,000 principal amount of 2020 Convertible Loan agreed with the Company to modify the conversion term and converted into 16,264 ordinary shares at the conversion price of US$15.36 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the 2020 Convertible Loan of US$0.4 million, which resulted in an extinguishment gain of RMB0.7 million (US$0.1 million) (note 23).

In August 2023, the Company further extended the repayment date of the 2020 Convertible Loan to January 1, 2025, or an earlier date if agreed by both parties. Other terms remained the same. It was determined that there was no substantial change of terms for this modification.

The Company elected to record the 2020 Convertible Loan at fair value.

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the 2020 Convertible Loan, remaining holders of the 2020 Convertible Loan with the principal amount plus accrued interest of US$0.8 million, agreed with the Company to convert into 215,669 class A ordinary shares at the conversion price of US$3.69 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the 2020 Convertible Loan of US$0.8 million prior to the conversion, resulting in an extinguishment loss of RMB3.0 million (note 23).

November 2020 Shareholder Loan

In November 2020, the Company borrowed US$ denominated loans of US$0.7 million from one of the shareholders. The loans bear interest of 8% per annum. Upon the closing of the Series C-1 round of the Company, the lenders may at any time elect to request the Company for repayment of the loan and accrued interest. No payment was made before December 31, 2023, it was recorded as current liability at amortized cost and the balance as of December 31, 2022 and 2023 was RMB4,875,220 and RMB4,957,890, respectively.

February 2021 Shareholders Loan

In connection with the C-1 financing completed in February 2021 (note 17), the Company issued certain shareholders’ loans to related investors. These loans bear a fixed interest rate of 8.0% per annum and are repayable within one year. In May 2022, the related investors except one investor, signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2024.

In June 2023, the related investors except three investors signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2025, The Company recorded February 2021 Shareholders Loan at amortized cost with the balances of RMB584,922 and RMB6,891,043 in current liabilities as of December 31, 2022 and 2023, respectively, and the balances of RMB62,170,776 and RMB56,928,815 in non- current liabilities as of December 31, 2022 and 2023, respectively.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

August 2021 Convertible Loan

In August 2021, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB12.0 million (US$1.9 million) (“the August 2021 Convertible Loan”). The repayment date falls on 12 months from the date of the August 2021 Convertible Loan agreement, provided, that if a proposed financing has not occurred within 12 months from the date of the August 2021 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 0% per annum. Loan conversion shall take place automatically on or immediately before the date of listing of the qualified IPO. The conversion price is US$19.84 per share, or a price per share that equals to US$300,000,000 divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, whichever is lower.

In August 2022, the Company renewed the August 2021 Convertible Loan agreement and also revised certain terms. Based on the revised terms, the repayment date is August 30, 2023 or an earlier date if agreed by both parties. Interest rate is 0% per annum. Loan conversion shall take place automatically on or immediately before the date of listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to US$210 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, or a price per share that equals to 80% of the price per share of Qualified IPO, whichever is lower.

The Company assessed whether there were substantial changes of terms of the August 2021 Convertible Loan. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. In order to determine whether the terms are substantially different upon each modification, the Company compared whether the present value of the cash flows under the terms of the modified debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. If the terms of a non-convertible debt instrument are modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. The calculation of the present value of the cash flows of the new debt instruments included all cash flows specified by the terms of the new debt instruments plus any amounts paid by the Company.

Based on the above assessment, it was determined that there was no substantial change of terms in the modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the revised cash flow under the term of the modified debt instrument.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

In June 2023, the Company further extended the repayment date of the August 2021 Convertible Loan to January 1, 2025, or an earlier date if agreed by both parties. Other terms remained the same.

It was determined that there was no substantial change of terms for this modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the revised cash flow under the term of the modified debt instrument.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2021 Convertible Loan, the holder agreed with the Company to convert part of the loan with the carrying amount of RMB8.5 million into 340,365 class A ordinary shares at the conversion price of US$3.5 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2021 Convertible Loan of RMB8.5 million, resulting in an extinguishment loss of RMB 4.0 million (note 23).

As of December 31, 2023, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as non-current liability at amortized cost.

February 2022 Convertible Loan

In February 2022, the Company entered into a new convertible loan agreement with an existing lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the February 2022 Convertible Loan”). The repayment date falls on 12 months from the date of the February 2022 Convertible Loan agreement, provided, that if a Qualified IPO has not occurred within 12 months from the date of the February 2022 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 25% per annum. The Company shall have the discretion to determine whether its portion of the outstanding principal amount of the February 2022 Convertible Loan together with any accrued but unpaid interest be applied to issue the conversion shares to the lender at the conversion price on the date of listing of the qualified IPO. The conversion price is US$11.7936 per share.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

In February 2023, the Company extended the duration of the February 2022 Convertible by way of entering into a new loan agreement with the lender. The repayment date is December 31, 2023, or an earlier date if agreed by both parties. Interest rate is 25% per annum. The conversion price is US$11.7936 per share. (“the modification”)

It was determined that there was no substantial change of terms in the modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

As of December 31, 2022, the February 2022 Convertible Loan was recorded as current liability at amortized cost.

In February 2023, the Company extended the repayment date of the February 2022 Convertible from the original February 2023 to December 2023, or an earlier date if agreed by both parties (“the second modification”).

In June 2023, the Company further extended the repayment date of the February 2022 Convertible Loan from February 2023 to January 2025, or an earlier date if agreed by both parties. Other terms remained the same. (“the third modification”).

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

It was determined that there was no substantial change of terms in both above modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

In December 2023, the Company repaid the February 2022 Convertible Loan.

May 2022 Convertible Loan

In May 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the May 2022 Convertible Loan”). The repayment date falls on 12 months from the date of the May 2022 Convertible Loan agreement, provided, that if a Qualified IPO has not occurred within 12 months from the date of the May 2022 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 0% per annum. The Company, at its discretion shall issue the conversion shares to the lender at the conversion price on the date of listing of the qualified IPO. The conversion price is US$13.5552 per share.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

As of December 31, 2022 and 2023, the May 2022 Convertible Loan was recorded as current liability at amortized cost.

August 2022 Convertible Loan

In August 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the August 2022 Convertible Loan”). Interest rate is 8% per annum of the August 2022 Convertible Loan and its maturity date is the third anniversary of the issuance date. The Company may not prepay the Loan prior to the maturity date. The August 2022 Convertible Loan shall be repayable on demand upon the occurrence of any of the following: (1) a Qualified IPO has not taken place prior to the maturity date; or (2) the Company’s total revenue for the year ending December 31, 2023 as shown on its audited consolidated financial statements for the same period being less than RMB900 million.

Loan conversion shall take place on the date of the corporate transaction conversion date or listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to the product of X multiplied by 90% (where “X” equals US$210 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis), or a price per share that equals to 90% of the price per share of any Initial Public Offering that is not a Qualified IPO, or a price per share that equals to the implied price per share of any corporate transaction (other than an Initial Public Offering that is not a Qualified IPO), whichever is lower.

The Company elected to record the August 2022 Convertible Loan at fair value. As of December 31, 2023, the August 2022 Convertible Loan was classified as current, as the Company’s total revenue for the year ended December 31, 2023 was less than RMB900 million.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

December 2022 Convertible Loan

In December 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB7.0 million (US$1.0 million) (“the December 2022 Convertible Loan”). Interest rate is 8% per annum of the December 2022 Convertible Loan and its maturity date is the first anniversary of the issuance date. The Company may not prepay the Loan prior to the maturity date. The December 2022 Convertible Loan shall be repayable by the lender within 3 business days of the date of written demand from the lender, if (1) the Company terminates the IPO process in the US market (including but not limited to the Nasdaq Global Market System (“Nasdaq”) or the New York Stock Exchange (“NYSE”)) or (2) the Company engages any sponsors or underwriters for an IPO on Stock Exchange of Hong Kong Limited (“SEHK”) on or prior to the maturity date. In case the Qualified IPO has not completed before March 31, 2023, the lender shall have the right but not the obligation to extend the maturity of the December 2022 Convertible Loan in increment of calendar day after the first anniversary of the maturity date, for up to the number of days between the actual date of completion of the Qualified IPO and March 31, 2023.

Loan conversion shall take place on the date of the corporate transaction conversion date or listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to the product of X multiplied by 90% (where “X” equals US$210.0 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, or a price per share that equals to 90% of the price per share of any Initial Public Offering that is not a Qualified IPO, or a price per share that equals to the implied price per share of any corporate transaction (other than an Initial Public Offering that is not a Qualified IPO), whichever is lower.

The Company elected to record the December 2022 Convertible Loan at fair value.

December 2022 Shareholder Loan

In October 2022, the Company entered into a loan agreement of US$2.0 million with one of the shareholders. The loans bear interest of 8% per annum. The Company obtained the facility in December 2022. The repayment date is the earlier of (1) the consummation of a Qualified IPO and (2) January 22, 2024. The Company shall repay in full the loan, together with any amounts which may become due or outstanding hereunder on the repayment date. It was recorded as non-current liability at amortized cost and the balance as of December 31, 2022 was RMB13,929,200.

In December 2023, the Company repaid the December 2022 Shareholder Loan.

May & June 2023 Convertible Loans

In May and June 2023, the Company entered into a number of convertible loan agreements with its employees and certain individuals (“the Lenders”) for the aggregate principal amount of RMB6.1 million and HK$0.9 million (equivalent to RMB0.8 million) (“the 2023 Convertible Loans”). Interest rates range between 12% – 17.29% per annum and maturity dates are either the first or the third anniversary from the issuance date. The Company may not prepay the 2023 Convertible Loans prior to the maturity date.

Loan conversion shall take place on the date of the corporate transaction or the qualified Initial Public Offering, which is a public offering to the general public of the ordinary shares listed on a qualified exchange results in the pre-money market capitalization of the Company being no less than US$210,000,000 (“QIPO”). In the event of a QIPO, the total outstanding principal balance of the convertible loan (plus accrued and unpaid interest) shall automatically convert in whole without any further action by the Lenders into ordinary shares at the conversion price (the “Qualified IPO Conversion”) on or immediately before the date of listing of the Qualified IPO (the “QIPO Conversion Date”). The conversion price is a price per share that equals to 60% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The Company elected to record the May&June 2023 Convertible Loans at fair value.

As the IPO completed in November 2023 is not a QIPO as defined by the original loan agreements, all Lenders except three converted their loans with the principal plus interest of RMB2.7 million and HK$0.9 million (equivalent to RMB0.8 million) into 148,520 class A ordinary shares at the conversion price of US$3.4 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the May&June 2023 Convertible Loans of RMB6.0 million (US$0.8 million), which resulted in an extinguishment loss of RMB0.03 million (US$0.005 million) (note 23).

August 2023 Convertible Loans

In August 2023, the Company entered into convertible loan agreements with an employee and an individual for the aggregate principal amount of RMB0.8 million (“the August 2023 Convertible Loans”). Interest rate is 12% per annum and maturity dates are the third anniversary from the issuance date. The Company may not prepay the August 2023 Convertible Loans prior to the maturity date.

Loan conversion shall take place on the date of the corporate transaction or the QIPO. In the event of a QIPO, the total outstanding principal balance of the convertible loan (plus accrued and unpaid interest) shall automatically convert in whole without any further action by the Lenders into ordinary shares at the conversion price (the “Qualified IPO Conversion”) on or immediately before the date of listing of the Qualified IPO (the “QIPO Conversion Date”). The conversion price for employee is a price per share that equals to 60% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower. The conversion price for individual is a price per share that equals to 70% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower.

The Company elected to record the August 2023 Convertible Loans at fair value.

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2023 Convertible Loans, the employee converted the loan with the principal plus accrued interest of RMB0.3 million into 12,616 class A ordinary shares at the conversion price of US$3.4 per share, the individual converted the loan with the principal plus accrued interest of RMB0.5 million into 18,029 class A ordinary shares at the conversion price of US$3.97 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2023 Convertible Loans (note 23).

November 2023 Shareholder Loan

In November 2023, the Company entered into loan agreements of US$750,000 with two of the shareholders (“the Lender”). The drawdown fee of an amount equal to 2% of the loan drawdown under the facility shall be payable by the Company to the Lender, which shall be payable within upon the repayment date. The repayment date is the earlier of (1) the date of issue of the repayment Notice, and (2) the date falling not more than 14 days after the drawdown date. The Company shall repay in full the loan, together with any amounts which may become due or outstanding hereunder on the repayment date. It was recorded as current liability at amortized cost. The Company obtained and repaid the facility in November 2023.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

As of December 31, 2022 and 2023, the balances of convertible loans and shareholder loans measured at amortized cost and fair value respectively, were summarized as below:

	As of December 31,
	At amortized cost		At fair value
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Current:
January 2019 Shareholder Loan	14,062,844	14,301,310	-	-
November 2020 Shareholder Loan	4,875,220	4,957,890	-	-
February 2021 Shareholder Loan	584,922	6,891,043

Subtotal	19,522,986	26,150,243	-	-

2020 Convertible Loan (i)	-	-	7,031,189	-
August 2021 Convertible Loan	12,000,000	-	-	-
Feb 2022 Convertible Loan	3,482,300	-	-	-
May 2022 Convertible Loan	3,482,300	3,541,350	-	-
August 2022 Convertible Loan (iii)	-		-	3,919,092
December 2022 Convertible Loan (ii)	-		7,918,137	-
May & June 2023 Convertible Loan (iv)	-	-	-	2,453,738

Subtotal	18,964,600	3,541,350	14,949,326	6,372,830

Total	38,487,586	29,691,593	14,949,326	6,372,830

Non-current:
February 2021 Shareholders Loan	62,170,776	56,928,815	-	-
December 2022 Shareholders’ Loan	13,929,200	-	-	-

Subtotal	76,099,976	56,928,815	-	-

August 2021 Convertible Loan	-	3,500,000	-	-
August 2022 Convertible Loan (iii)	-	-	3,897,606	-
December 2022 Convertible Loan (ii)	-	-	-	6,895,363
May & June 2023 Convertible Loans (iv)	-	-	-	1,068,651

Subtotal	-	3,500,000	3,897,606	7,964,014

Total	76,099,976	60,428,815	3,897,606	7,964,014

(i)	The aggregate unpaid principal balances of 2020 Convertible Loan recorded at fair value option was RMB4,178,632 (US$599,982) and RMB nil as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB2,852,557 (US$409,579) and RMB nil as of December 31, 2022 and 2023, respectively.

(ii)	The aggregate unpaid principal balances of December 2022 Convertible Loan which was recorded at fair value option was RMB6,964,600 (US$1,000,000) and RMB7,082,700 (US$1,000,000) as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over and under the aggregate unpaid principal balance was RMB953,537 (US$136,912) and RMB187,337 (US$26,450) as of December 31, 2022 and 2023, respectively.

(iii)	The aggregate unpaid principal balances of August 2022 Convertible Loan which was recorded at fair value option was RMB3,482,300 (US$500,000) and RMB3,541,350 (US$500,000) as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB415,306 (US$59,631) and RMB377,742 (US$53,333) as of December 31, 2022 and 2023, respectively.

(iv)	The aggregate unpaid principal balances of May&June 2023 Convertible Loans which was recorded at fair value option was RMB3,741,553 (US$518,211) as of December 31, 2023. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB72,981 (US$10,304) as of December 31, 2023.

19. ORDINARY SHARES

The Company was incorporated in April 2012. As of January 1, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,276,663.

In June 2022, two of the share options holders exercised their share options into 361,614 Class A ordinary shares (note 21).

As of December 31, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,638,277.

In October 2023, one of the Company’s registered shareholders surrendered 180,807 Class A ordinary shares and were issued the same number of share options at nominal exercise price which are only exercisable upon the completion of the Company’s qualified IPO (note 21).

In November 2023, in connection with the initial public offering completed, the Company:

(1)	Issued 3,900,000 Class A ordinary shares for US$33.2 million (RMB234.8 million). The Company received net amount of US$30.1 million (RMB213.2 million) in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million (RMB21.6 million)

(2)	All of Redeemable Convertible Preferred Shares were converted into 4,507,844 Class A ordinary shares (note 17). The Company also issued 3,503,080 Class A ordinary shares to Redeemable Convertible Preferred Shareholders.

(3)	Series seed convertible preferred shareholders converted their series seed convertible preferred shares into 1,076,495 Class A ordinary shares (note 20).

(4)	Holders of 2020 Convertible Loan, August 2021 Convertible Loan, 2023 Convertible Loans converted into 1,387,250 Class A ordinary shares in total (note 18).

(5)	Issued 196,044 Class A ordinary shares in connection with acquire 100% interest in Cook San Francisco, LLC. (note 16).

As of December 31, 2023, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 20,028,168.

In May 2019, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$1.0. The shareholder of Class B ordinary shares shall be entitled to ten votes for each share and only held by the Founder, not be entitled to dividends and distributions of the Company, and not be transferable, convertible or redeemable by the Company. Each Class B ordinary share shall automatically be cancelled by the Company immediately upon the consummation of a qualified IPO or the occurrence of any liquidation event. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023.

20. SERIES SEED CONVERTIBLE PREFERRED SHARES

In November 2015, the Company entered into a share subscription agreement with a number of investors that the investors agreed to subscribe 3,858 (subsequently subdivided to 241,125) number of series seed preferred shares for US$1.2 million (equivalent of RMB7.6 million). The Company also agreed with a number of ordinary shareholders to redesignate 13,366 (subsequently subdivided to 835,376) number of ordinary shares to series seed preferred shares. Upon the redesignation, the difference between the carrying amount of the ordinary shares and the fair value of the series seed preferred shares was recorded as deemed dividend in accumulated losses.

In July 2019, in order to facilitate the Company to close the round C financing, some holders of series seed preferred shares transferred 124,175 number of series seed preferred shares to a new investor at the fair value of US$33.6928 per share for a total consideration of US$4.2 million (equivalent of RMB28.7 million). As a result, the difference between the carrying amount and the fair value of the series seed preferred shares of US$3.6 million (equivalent of RMB24.5 million) was recorded as deemed dividend in accumulated losses.

The key terms of the series seed convertible preferred shares are summarized below:

Conversion Rights

The series seed convertible preferred shares shall be convertible, at the option of the holder at any time after the date of issuance of such share according to the initial conversion ratio of 1:1, subject to adjustments for dilution, including but not limited to share splits, share combination, share dividends and distribution and certain other events.

Each series seed convertible preferred share shall automatically be converted into ordinary shares upon the earlier of (i) the consummation of a qualified IPO or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the requisite majority (voting as separate series, and on an as-converted basis).

Voting Rights

The series seed convertible preferred shareholder shall be entitled to one vote for each ordinary share into which such series seed convertible preferred shares could then be converted, and with respect to such vote, such holders shall have full voting rights and power equal to the voting rights and powers of the ordinary shareholders.

Dividend Rights

Each holder of the series seed convertible preferred shares shall be entitled to receive dividends at 5% per annum of the respective subscription price of that series seed convertible preferred shares.

For the series seed convertible preferred shares held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, prior and in preference to, and satisfied before, any dividend on the ordinary shares. Such dividends shall be payable only when, as, and if declared by the unanimous approval of the Board and shall be non-cumulative.

20. SERIES SEED CONVERTIBLE PREFERRED SHARES (cont.)

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the shareholders shall be distributed in the following manner and order:

Shareholders of the series seed convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares, the amount equal to the greater of (i) 100% of the subscription price, plus any and all declared but unpaid dividends on such series seed convertible preferred shares, and (ii) the amount the holders of series seed convertible preferred shares would have received had the series seed convertible preferred shares been converted into ordinary share immediately prior to the liquidation event.

The liquidation preference amount will be paid to the series seed convertible preferred shares after payments to the holders of all series of Redeemable Convertible Preferred Shares. After distributing or paying in full the liquidation preference amount to all of the preferred shareholders, the remaining assets of the Company available for distribution, if any, shall be distributed to the holders of ordinary shares and the preferred shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than the aggregate liquidation preference amounts payable to the holders of a particular series of preferred shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding preferred shares of that series.

All remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders based on the number of shares held by such shareholders on a fully diluted basis.

Initial measurement and subsequent accounting for the series seed convertible preferred shares

The series seed convertible preferred shares are classified as permanent equity in the consolidated balance sheets as they are not redeemable. The series seed convertible preferred shares are recognized at their fair value at the date of issuance or redesignation from ordinary shares, net of nil issuance costs. No subsequent adjustment of the carrying amount was required.

21. SHARE-BASED COMPENSATION

Share Incentive Plan

The Company’s shareholders and Board of Directors approved of employee option plans from 2014 to 2023 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). As of December 31, 2023, the Company authorized 3,200,000 share options under the Option Plan. Share options awarded under the Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$9.06. In addition, the share options can only be exercised and converted into shares upon the completion of Company’s qualified IPO and exercise event which is a public offering or other form of listing (“Exercise Event”), whichever is earlier, except for the modifications made in 2023 for two senior management members and 14,586 share options granted to one senior management member in 2023. Each share option has a contractual life of 10 years.

In connection with the acquisition of the 51% equity interest of Lishang in May 2022, the Company may be required to grant share options to Ms. Chen Di and two other her nominee shareholders (“the Lishang Seller”) at the end of each performance period, adjusted based on the achievement of Lishang’s revenue, gross profit and net profit for each of the four performance periods during May 1, 2022 to December 31, 2024, over the target performance. If the IPO does not occur by January 1, 2024, the Company is obliged to pay RMB3.5 million cash corresponding to 30,984 share options out of the total base number of 43,936 share options to be issued for the third performance period. If the IPO does not occur by January 1, 2025, the Company is obligated to deliver a fixed amount of RMB12.4 million cash in addition to the previous payment of RMB3.5 million, with all previously issued share options, if any, cancelled. In August 2023, the Company issued 16,972 share options to the Lishang Seller, based on the actual performances of Lishang for the first two performance periods up to December 31, 2022. As the Lishang Seller is required to continuously provide services to Lishang for no less than three years after the acquisition, and as the Company is obligated to deliver cash unless an IPO takes place, these share-based arrangements are accounted for as liability-classified award and were amortized over the service period of the Lishang Seller based on the cash amount to be paid the IPO does not occur. The compensation cost recognized in connection with this liability-classified award for the years ended December 31, 2022 and 2023 amounted to RMB4,162,222 and RMB10,405,554 respectively and was recognised as non- current liabilities.

As the IPO occurred in November 2023, the Company is not required to pay RMB3.5 million or RMB12.4 million any more. All share options will be settled in shares based on the actual performance during the performance periods. As of December 31, 2023, the Company has issued 271,549 share options to the Lishang Seller.

A summary of the share-based compensation activities for the years ended December 31, 2022 and 2023 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant- date/modification date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2022	1,127,395	4.8880	11.4672	7.84	12,927,781
Granted to employees, directors, consultants and senior management	378,852	0.1200	13.2160
Forfeited	(3,713)	20.6352	9.9040
Exercised	(361,614)	0.0016	14.2192

Outstanding at December 31, 2022	1,140,920	4.8016	11.1808	7.04	12,756,547

Granted to employees, directors, consultants and senior management	759,605	4.2971	5.2321
Forfeited	(74,796)	5.1412	15.5963

Outstanding at December 31, 2023	1,825,729	4.5778	8.5249	7.61	15,564,202
Vested and expected to vest as of December 31, 2023	1,825,729	4.5778	8.5249	7.61	15,564,202
Exercisable as of December 31, 2023	1,327,331	3.8657	8.2430	5.04	10,941,225

21. SHARE-BASED COMPENSATION (cont.)

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

In 2022, the Company modified the share options for senior management members. Upon the modifications, service condition which originally ended on July 29, 2022 for 60,269 share options was removed. In addition, another 361,614 share options became fully vested as the performance condition of occurrence of a qualified IPO was removed. In June 2022 these two persons exercised their fully vested 361,614 share options. In connection with those share options that the performance condition was removed, the Company recognized compensation cost of RMB33,485,823 (US$5,141,560) on the dates based on the modification fair values of these awards.

The fair values of the options granted are estimated on the dates of grant or modification using the binomial option pricing model with the following assumptions used:

For the Years Ended December 31,
	2022	2023
Risk-free rate of return	1.65%-3.90%	3.56%-5.00%
Volatility	36.92%-39.48%	35.62-36.17%
Expected dividend yield	-	-
Exercise multiple	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$0.81 - US$0.94	US$6.32 - US$13.04
Expected terms	10 years	10 years

In October 2022, the Company granted 19,449 share options to one senior management member. 75% of these awards were vested by December 2022 and 25% of these awards are vested upon the occurrence of the Company’s qualified IPO. The Company recognized compensation costs of RMB1,345,156 (US$190,067) in the consolidated statements of operations and comprehensive loss based on the grant date fair value for those vested awards.

The Company has not recognized any share-based compensation expenses for 1,126,334 share options granted and outstanding as at December 31, 2022, because the Company considers it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Company’s qualified IPO and will be recognized using the graded-vesting method upon the consummation of the qualified IPO.

As of December 31, 2022, there were RMB84.34 million of unrecognized compensation expenses for non-vested options. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

As of December 31, 2023, the Company recognized compensation expensed of RMB77,619,967 in connection with the IPO completed, there were RMB32.0 million of unrecognized compensation expenses for non-vested options. The expense is expected to be recognized over a weighted average period of 3.42 years using the graded- vesting attribution method. The Company did not capitalize any of the compensation expenses as part of the cost of any asset for the year ended December 31, 2023.

22. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	-	-	5,747,884	5,747,884
Option liability	-	-	12,762,104	12,762,104
Convertible loans	-	-	18,846,932	18,846,932

Total	-	-	37,356,920	37,356,920

	As of December 31, 2023			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	-	-	87,279	87,279
Convertible loans	-	-	14,336,844	14,336,844

Total	-	-	14,424,123	14,424,123

22. FAIR VALUE MEASUREMENT (cont.)

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2021, 2022 and 2023:

Assets/(liabilities):

	Warrant liabilities*	Option liability*	Convertible loans	Contingent consideration payables	Prepaid forward contracts	Prepaid consideration for acquisitions	Payable for acquisition of Lin’s	Total Fair Value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	(9,278,026)	-	(44,286,437)	-	-	-	-	(53,564,463)
Additions	(143,894,898)	(25,859,359)	(2,496,712)	(3,331,019)	94,141,160	28,424,280	-	(53,016,548)
Fair value change	(23,025,692)	7,889,251	(775,963)	-	(44,852,000)	-	-	(60,764,404)
Change in fair value recognized in general and administrative expenses	-	-	-	875,763	-	-	-	875,763
Extinguishment loss due to a shareholder loan modification	(5,880,660)	-	-	-	-	-	-	(5,880,660)
Extinguishment upon conversion/exercise	171,533,116	-	40,736,265	-	(49,289,160)	-	-	162,980,221
Extinguishment upon purchase consideration settlement/readily to settle	-	-	-	1,810,819	-	-	-	1,810,819
Foreign exchange translation	2,015,046	337,847	750,610	-	-	-	-	3,103,503
Balance as of January 1, 2022	(8,531,114)	(17,632,261)	(6,072,237)	(644,437)	-	28,424,280	-	(4,455,769)
Additions	-	-	(10,446,900)	-	-	-	(1,398,431)	(11,845,331)
Fair value change	3,464,922	6,305,349	(1,714,334)	-	-	(9,931,826)	-	(1,875,889)
Change in fair value recognized in general and administrative expenses	-	-	-	92,796	-	-	-	92,796
Extinguishment upon contingent consideration readily to settle	-	-	-	551,641	-	-	-	551,641
Extinguishment upon purchase consideration settlement	-	-	-	-	-	(18,492,454)	-	(18,492,454)
Foreign exchange translation	(681,692)	(1,435,192)	(613,461)	-	-	-	-	(2,730,345)

Balance as of December 31, 2022	(5,747,884)	(12,762,104)	(18,846,932)	-	-	-	(1,398,431)	(38,755,351)

Additions	-	-	(29,690,163)	-	-	-	-	(29,690,163)
Fair value change	5,727,015	12,572,815	(1,235,513)	-	-	-	36,943	17,101,260
Extinguishment upon settlement	-	-	35,593,895	-	-	-	1,361,488	36,955,383
Foreign exchange translation	(66,410)	189,289	(158,131)	-	-	-	-	(35,252)

Balance as of December 31, 2023	(87,279)	-	(14,336,844)	-	-	-	-	(14,424,123)

*	The Option liability was expired in February 2023, the Class A OS Warrant was expired in September 2023.

22. FAIR VALUE MEASUREMENT (cont.)

Recurring

The Company measured the fair value of its warrant liabilities and option liability on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2022 and 2023.

The Company estimated the fair values of warrant liabilities using the binomial option-pricing model with the assistance of an independent third-party valuation firm using the corresponding inputs:

	As of December 31, 2022				As of December 31, 2023
	March 2019 B-2 Warrant		Class A OS Warrant		March 2019 B-2 Warrant
Risk-free interest rate		4.60%		4.60%		3.92%-4.12%
Expected volatility		40.87%		40.95%		35.55%-41.61%
Dividend yield		0.00%		0.00%		0.00%
Remaining contractual life		0.75		0.74		Permanent
Fair value of the underlying preferred shares/ordinary shares	US$	45.28	US$	12.96	US$	4.67

The Company estimated the fair values of option liability using the binomial option-pricing model with the assistance of an independent third-party valuation firm using the corresponding inputs:

	As of December 31, 2022
Risk-free interest rate		4.59%
Expected volatility		37.57%
Dividend yield		0.00%
Remaining contractual life		0.09
Fair value of the underlying preferred shares	US$	16.16

(1)	The risk-free interest rate within warrant liabilities and option liability was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term in effect at the valuation date.

(2)	The expected volatility was estimated based on the historical average volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant liabilities and option liability.

(3)	The determination of the fair value of the Company’s preferred shares and ordinary shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the warrant liabilities and option liability may materially differ from the recognized amount.

The fair value of the convertible loans measured at fair value was RMB18.8 million (US$2.7 million) and RMB14.3 million (US$2.0 million) as of December 31, 2022 and 2023, respectively. The Company estimated the fair value of the convertible loans based on a probability-weighted analysis which included the discounted cash flows from the convertible loans and the value of the conversion option as determined by the binomial option pricing model. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the convertible loans may materially differ from the recognized amount. Interest expense on the Company’s fixed- rate debt is displayed separately from other changes in its fair value. The amount presented as interest expense is determined each period by applying the interest method using the effective interest rate on the debt at its issuance.

The Company did not transfer any financial assets or liabilities in or out of Level 3 during the years ended December 31, 2022 and 2023, respectively.

23. OTHER EXPENSES, NET

Other expenses, net for the year ended December 31, 2023 consisted of the following (for the years ended December 31, 2021 and 2022 and 2023: RMB266.1 million and nil):

	For the years ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Extinguishment losses	230,308,163	-	10,440,057
Extinguishment gain	(727,995)	-	-
Excess of fair value of instruments issued over proceeds	36,503,817	-	-

Total	266,083,985	-	10,440,057

24. INCOME TAX

a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2.0 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each Company will have to nominate only one company in the Company to benefit from the progressive rates. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.

The PRC

The Company’s PRC subsidiaries and the VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008. In accordance with EIT Law, the statutory income tax rate of 25%, unless a preferential EIT rate is otherwise stipulated.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

24. INCOME TAX (cont.)

As of December 31, 2021,2022 and 2023, there were no retained earnings from consolidated level of all the PRC subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

The Company’s loss before income taxes by jurisdiction consisted of:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Chinese mainland	(7,911,282)	(5,321,124)	(26,949,379)
Hong Kong	(69,607,124)	(9,743,991)	(22,030,473)
Cayman Islands	(380,348,160)	(104,067,740)	(101,652,195)
United states	-	-	(6,338,875)

Total	(457,866,566)	(119,132,855)	(156,970,922)

For the years ended December 31, 2021, 2022 and 2023, the current income tax expense and deferred income tax expense/(benefit) which are included in the consolidated financial statements are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense	1,987	3,717,490	6,260,574
Deferred tax expense/(benefit)	814,881	(601,737)	(1,255,808)

Total	816,868	3,115,753	5,004,766

Reconciliations of the differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows, respectively:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax expense	(457,866,566)	(119,132,855)	(156,970,922)
PRC statutory tax rate	25%	25%	25%
Income taxes benefit computed at the statutory income tax rates	(114,466,642)	(29,783,214)	(39,242,730)
Effect of income tax rate difference in other jurisdictions	95,938,603	26,845,174	26,893,417
Non-deductible expenses	39,875,743	44,471,710	3,454,770
Non-taxable income	-	(19,374,945)	-
Small-scale and low-profit enterprises tax benefit	-	(1,037,984)	-
Change in valuation allowance on deferred tax assets	(20,530,836)	(18,004,988)	13,899,309

Total	816,868	3,115,753	5,004,766

24. INCOME TAX (cont.)

b) Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	86,496,942	53,929,686	48,654,043
Advertising expenses	537,546	408,763	-
Operating lease liabilities	-	1,435,780	603,937
Accrued expenses and other current liabilities	2,854,586	1,197,369	-
Less: Valuation allowance	(87,212,118)	(52,114,383)	(49,257,980)

Total deferred tax assets, net	2,676,956	4,857,215	-

Deferred tax liabilities:
Acquired intangible assets	(3,801,514)	(4,321,616)	(3,827,489)
Unrealized Income	(2,061,242)	(2,528,002)	-
Operating lease Right-of-use assets	-	(1,407,024)	-

Total deferred tax liabilities, net	(5,862,756)	(8,256,642)	(3,827,489)

Deferred tax liabilities, net	(3,185,800)	(3,399,427)	(3,827,489)

As of December 31, 2021, 2022 and 2023, the Company had net operating loss carry forwards of approximately RMB64.8 million, RMB63.8 million and RMB89.2 million, respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation.

24. INCOME TAX (cont.)

As of December 31, 2021, 2022 and 2023, the Company had net operating loss carry forwards of approximately RMB303.2 million, RMB173.5 million and RMB135.7 million, respectively, attributable to the PRC subsidiaries and the VIEs. The loss carried forward of the PRC companies will expire during the following periods from 2022 to 2027.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
2022	15,587,778	-	-
2023	125,499,715	44,132,171	-
2024	82,523,087	60,945,797	60,945,797
2025	45,804,548	37,302,210	37,302,210
2026	33,803,650	23,478,321	23,478,321
2027	-	7,606,115	7,606,115
2028	-	-	6,393,258

Total	303,218,778	173,464,614	135,725,701

The Company offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31,
	2022	2023
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets, net	-	-
Deferred tax liabilities, net	3,399,427	3,827,489

A valuation allowance is provided against deferred income tax assets when the Company determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

24. INCOME TAX (cont.)

As of December 31, 2021, 2022 and 2023, the valuation allowances of RMB87,212,118, RMB52,114,383 and RMB49,257,980 were related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, all deferred tax assets of the Company are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized as of December 31, 2021, 2022 and 2023.

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	107,742,954	87,212,118	52,114,383
Decreases	(20,529,430)	(17,998,241)	(2,856,403)
Disposal	-	(17,092,747)	-
Expired during year	(1,406)	(6,747)	-

Balance at the end of the year	87,212,118	52,114,383	49,257,980

c) Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will sustain, if examined by taxing authorities.

As of December 31, 2021, 2022 and 2023, the amounts of unrecognized tax benefits were nil, RMB3.4 million and nil respectively, which would affect the Company’s effective income tax rate.

24. INCOME TAX (cont.)

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	-	-	3,417,532
Increases	-	3,417,532	-
Decrease	-	-	(3,417,532)

Unrecognized tax benefits, end of year	-	3,417,532	-

The Company classifies interest and penalties related to uncertain tax benefits as interest expense and general and administrative expense, respectively.

The Company recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Due to uncertainties under the tax law, positions taken on tax returns may be challenged and ultimately disallowed by taxing authorities. Accordingly, it may not be appropriate to reflect a position taken on the tax return when the outcome of that tax position is uncertain. For the year ended December 31, 2023, the Company recorded the amounts of RMB2.9 million, which are related to uncertainty of the Company’s subsidiaries in the Chinese mainland mainly with regards to expense without valid vouchers. The unrecognized tax benefits balances, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2017 to 2023 are open to examination by the PRC tax authorities.

25. NET LOSS PER SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to DDC Enterprise Limited	(454,350,226)	(122,025,640)	(166,341,733)
Accretion of Redeemable Convertible Preferred Shares	(381,218,518)	(109,089,609)	(110,112,796)

Net loss per ordinary share calculation	(835,568,744)	(231,115,249)	(276,454,529)

Denominator:
Weighted average number of Class A ordinary shares	4,829,998	5,461,443	7,219,584
Weighted average number of Class B ordinary shares	875,000	875,000	875,000

Net loss per ordinary share
— Class A - Basic and diluted	(173.00)	(42.32)	(38.29)
— Class B - Basic and diluted	-	-	-

For the years ended December 31, 2022 and 2023, the Redeemable Convertible Preferred Shares, Series seed convertible preferred shares, share options, Warrants and Convertible loans were excluded from the calculation of diluted loss per ordinary share as their inclusion would have been anti-dilutive. 875,000 Class B ordinary shares of the Company were also excluded from the calculation of diluted loss per ordinary share as they are not entitled to dividends and distributions of the Company.

Securities that could potentially dilute basic net loss per ordinary share and that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2021, 2022 and 2023 are as follows:

	As of December 31,
	2021	2022	2023
Redeemable Convertible Preferred Shares	4,507,316	4,507,316	-
Series seed convertible preferred shares	1,076,501	1,076,501	-
Share options issued to employees	1,127,395	1,140,920	1,825,729
Share options issued in connection with business combinations	291,290	268,781	280,719
Share options issued in connection with termination of VIEs	-	22,509	22,509
Warrants	245,392	245,392	15,815
Convertible loans *	133,398	334,042	571,888
Options	422,607	422,607	-

*	Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$2,457,384, US$4,957,384 and US$2,976,802 divided by the estimated fair value of ordinary shares as of December 31, 2021, 2022 and 2023, respectively, which were assumed to be the conversion prices as of December 31, 2021, 2022 and 2023, respectively.

26. REVENUES

The Company’s revenues are disaggregated by major products/service lines, channel and timing of revenue recognition. Detailed information is specified as follows:

Channel	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Online consumer product sales	148,570,430	67,016,645	30,811,746
Offline consumer product sales	42,819,538	109,403,748	173,783,356
Revenues from collaborative arrangements	8,244,967	1,867,042	-
Advertising	3,413,183	870,580	886,802
Experience stores	2,131,324	428,051	-

Total Revenues	205,179,442	179,586,066	205,481,904

Major products/services lines	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Private label products	80,108,791	121,656,429	130,430,099
Ready to heat (“RTH”)	56,786,910	16,381,564	4,758,751
Ready to eat (“RTE”) & Plant Base	39,643,744	34,115,276	58,623,131
Ready to cook (“RTC”)	856,254	2,545,547	10,783,121
Fresh products	13,994,269	1,721,577	-
Total product revenues	191,389,968	176,420,393	204,595,102

Advertising service	3,413,183	870,580	886,802
Experience stores	2,131,324	428,051	-
Total service revenues	5,544,507	1,298,631	886,802

Revenues from collaborative arrangement	8,244,967	1,867,042	-

Total Revenues	205,179,442	179,586,066	205,481,904

Timing of revenue recognition	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from goods or services transferred to customers at a point in time	195,708,493	177,315,343	205,481,904
Revenue from services transferred to customers over time	9,470,949	2,270,723	-

Total Revenues	205,179,442	179,586,066	205,481,904

26. REVENUES (cont.)

In the following table, revenue is disaggregated by geographic location of customers’ headquarters.

Primary geographical markets

(based on the location of customer)	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Chinese mainland	202,640,466	174,700,347	191,565,207
Hong Kong	2,538,976	4,885,719	5,260,144
The United States	-	-	8,656,553

Total Revenues	205,179,442	179,586,066	205,481,904

Contract Liabilities

As of December 31, 2021, 2022 and 2023, the amounts of contract liabilities are RMB2,069,565, RMB6,293,066, and RMB13,773,974, respectively. Changes in the contract liabilities balances for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of beginning of the year	2,425,916	2,069,565	6,293,066
Revenues recognized from opening balance of contract liabilities	(2,425,916)	(2,069,565)	(6,293,066)
Increase due to business acquisition	-	-	2,678,134
Increase due to cash received	27,152,677	35,789,984	63,653,408
Revenues recognized from cash received during the year	(25,083,112)	(29,496,918)	(52,557,568)

Balance as of end of the year	2,069,565	6,293,066	13,773,974

The contract liabilities will be recognized as revenues when the Company fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year. Revenue recognized in the year of 2024 that were included in the contract liabilities at the beginning of the year was RMB13,773,974.

The Company has elected the practical expedient to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

27. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2023, the Company had total future minimum lease payments under non-cancellable management fee with respect to the office are payable as follows:

Lease Commitment
Within 1 year	144,954
Total	144,954

Litigation and contingencies

The Company and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to acts of non-compliance with respect to lease contracts, which are handled and defended in the ordinary course of business. The Company may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

As of December 31, 2023, the Company was involved in various claims and legal actions arising in the ordinary course of business.

The express service contract dispute between the Company and Yiwu YuanCang Express Co., Ltd. (“YuanCang”) had been mediated and concluded on July 17, 2024. According to the mediation agreement, the Company was required to pay a total of RMB0.4 million service fees to YuanCang.

The Company was involved in a loan contract dispute case with an individual, Ms. Yin on June 13, 2024. Ms. Yin requested the Company to repay the loan principal of RMB 1 million and the corresponding interest.

As of December 31, 2023, RMB1.4 million was estimated to be probable to be paid and was included in “Accrued expenses and other current liabilities” in the consolidated balance sheet. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

28. RELATED PARTY TRANSACTIONS

Related party transactions

During the years ended December 31, 2021, 2022 and 2023, the related parties of the Company are as follows:

Name of parties	Relationship
Ms. Norma Ka Yin Chu	Founder, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Chief Financial Officer
Mr. Samuel Derk Shuen Lim	Spouse of the Founder, shareholder of Voodoo

During the years ended December 31, 2022 and 2023, the Company entered into the following related party transactions with related parties.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Financing activities:
Loans borrowed from Ms. Katherine Shuk Kwan Lui	1,250,000	679,460	206,512
Loans borrowed from Mr. Samuel Derk Shuen Lim	17,671,752	8,951,618	-
Loans borrowed from Ms. Norma Ka Yin Chu	2,147,717	3,369,211	3,760,738
Repayment of Loans to Mr. Samuel Derk Shuen Lim	13,942,736	1,282,500	718,665
Repayment of Loans to Ms. Katherine Shuk Kwan Lui	2,091,640	500,000	383,805
Repayment of Loans to Ms. Norma Ka Yin Chu	393,934	314,294	6,894,116
Loan interests payable to Ms. Katherine Shuk Kwan Lui	41,333	2,765	2,636
Loan interests payable to Ms. Norma Ka Yin Chu	6,932	121,023	240,075
Loan interests payable to Mr. Samuel Derk Shuen Lim	600,920	284,323	297,021
Loan interests to Ms. Katherine Shuk Kwan Lui	83,415	2,334	3,073
Loan interests to Mr. Samuel Derk Shuen Lim	285,186	-	-
Reimbursement payable to Ms. Norma Ka Yin Chu	-	-	789,935

28. RELATED PARTY TRANSACTIONS (cont.)

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, another HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 2% per annum and an interest-free loan of HK$1,000,000 (equivalent to RMB841,640) from Mr. Samuel Derk Shuen Lim. The company repaid HK$1,000,000 (equivalent to RMB841,640) in October 2020, HK$1,000,000 (equivalent to RMB832,100) in February 2021 and HK$1,000,000(equivalent to RMB841,640) in October 2021.

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, from Ms. Katherine Shuk Kwan Lui, and the loan was fully repaid in February 2021.

In January 2021, the Company borrowed US$645,538 (equivalent to RMB4,170,240) with an interest rate of 5% per annum, from Mr. Samuel Derk Shuen Lim, and the loan was fully repaid in February 2021.

In May 2021, the Company borrowed an interest-free loan of RMB700,000 from Ms. Norma Ka Yin Chu and repaid RMB 230,000 in November 2021 and May 2023, respectively. Loan of RMB470,000 and RMB430,000 were outstanding as of December 31, 2022 and 2023, respectively.

In July 2021, the Company borrowed HK$2,000,000 (equivalent to RMB1,683,280) with an interest rate of 5% per annum, another HK$900,000(equivalent to RMB757,476) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. Both loans were fully repaid in October 2021.

In August 2021, the Company borrowed HK$1,766,215 (equivalent to RMB1,447,717) with an interest rate of 3% per annum from Ms. Norma Ka Yin Chu. The Company repaid HK$200,000 (equivalent to RMB163,934) in October 2021, HK$20,000 (equivalent to RMB16,254) in April 2022, HK$200,000 (equivalent to RMB171,040) in June 2022, HK$30,000 (equivalent to RMB27,000) in September 2022, HK$500,000 (equivalent to RMB456,200) in November 2023 and HKD$816,215 (equivalent to RMB741,939) in December 2023. Loan of HK$1,316,215 (equivalent to RMB1,175,735) was outstanding as of December 31, 2022, the loan was fully repaid as of December 31, 2023.

In August 2021, the Company borrowed US$512,448 (equivalent to RMB3,267,213) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, repectively.

In October 2021, the Company borrowed HK$3,900,000 (equivalent to RMB3,198,000) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in October 2021.

In November 2021, the Company borrowed RMB2,135,543 with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and this loan payable was outstanding as of December 31, 2022 and 2023.

In November 2021, the Company borrowed RMB1,250,000 with an interest rate of 3% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in December 2021.

In December 2021, the Company borrowed HK$3,000,000 (equivalent to RMB2,460,000) with an interest rate of 2% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in December 2021.

In January 2022, the Company borrowed HK$1,960,000 (equivalent to RMB1,592,108) with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, respectively.

In April 2022, the company borrowed an interest-free loan of RMB57,000 from Ms. Norma Ka Yin Chu. The loan was fully repaid in December 2022.

In April 2022, the company borrowed an interest free loan of HK$1,500,000 (equivalent to RMB1,200,850) from Mr. Samuel Derk Shuen Lim and fully repaid in July 2022.

In April 2022, the Company borrowed an interest-free loan of HK$900,000 (equivalent to RMB759,060) from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In May 2022, the company borrowed RMB 500,000 with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in June 2022.

28. RELATED PARTY TRANSACTIONS (cont.)

In May 2022, the Company borrowed HK$8,000,000 (equivalent to RMB6,916,800) included fully interest expense of HK$900,000 (equivalent RMB778,140) from Mr. Samuel Derk Shuen Lim, the Company received HK$7,100,000 (equivalent to RMB6,138,660) in total. The Company repaid HK$738,773 (equivalent to RMB645,013) in the first half of 2023 and HK$80,000 (equivalent to RMB73,652) in July 2023. Loan of HK$8,000,000 (equivalent to RMB7,146,160) and HK$7,181,227 (equivalent to RMB6,507,772) were outstanding as of December 31, 2022 and 2023, respectively.

In August 2022, the Company borrowed an interest-free loan of HK$910,000 (equivalent to RMB791,849) from Ms. Norma Ka Yin Chu and the loan was fully repaid in November 2023.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In October 2022, the Company borrowed HK$1,800,000 (equivalent to RMB1,627,866) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In December 2022, the Company borrowed HK$200,000 (equivalent to RMB179,460) with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui and the loan was fully repaid in February 2023.

In May 2023, the Company borrowed HK$1,200,000 (equivalent to RMB1,065,600) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In July 2023, the Company borrowed three interest-free loans of HK$903,980 (equivalent to RMB832,249), HK$678,857 (equivalent to RMB625,702) and US$114,000 (equivalent to RMB822,590) from Ms. Norma Ka Yin Chu and the Company repaid HK$486,237 (equivalent to RMB444,177) in November 2023. Loan of HK$1,096,600 and USD$114,000 (aggregate equivalent to RMB1,803,363) was still outstanding as of December 31, 2023.

In October 2023, the Company borrowed an interest-free loan of HKD$225,000 (equivalent to RMB206,505) from Ms. Katherine Shuk Kwan Lui, the loan was fully repaid in November 2023.

28. RELATED PARTY TRANSACTIONS (cont.)

Guarantees provided by related parties

In September 2020, Mr. Samuel Lim Derk Shuen provided a guarantee for free for a three-year term loan of HK$4,000,000 (equivalent to RMB3,362,716) borrowed by the Company.

In June 2021, Mr. Samuel Derk Shuen Lim provided a guarantee for free for an eight-year term loan of HK$2,000,000 (equivalent to RMB1,629,884) borrowed by the Company.

In September 2021, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim provided a guarantee amount of US$10.0 million for a six-month loan of US$5.0 million (equivalent to RMB32,251,500) borrowed by the Company.

In December 2021, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim provided a guarantee amount of US$6.0 million for a one-month loan of US$2.0 million (equivalent to RMB1,290,600) borrowed by the Company.

In March 2023, Ms. Norma Ka Yin Chu provided a guarantee for free for a one-year loan of RMB6.0 million borrowed by the Company.

In September 2023, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim and other three individuals each provided a guarantee amount of HK$4,550,000 for a ten-year loan of HK$4,550,000 (equivalent to RMB4,123,210) borrowed by the Company.

Related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to Mr. Samuel Derk Shuen Lim	14,120,050	14,231,755
Amounts due to Ms. Norma Ka Yin Chu	5,096,559	3,373,939
Amounts due to Ms. Katherine Shuk Kwan Lui	179,101	-

Amounts due to related parties	19,395,710	17,605,694

During the years ended December 31, 2022 and 2023, loans due to shareholders were described in note 18.

29. RESTRICTED NET ASSETS

The Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their after-tax profit calculated in accordance with GAAP of the People’s Republic of China (“PRC GAAP”) to a general reserve fund unless such funds have reached 50% of their respective registered capital. The Company’s VIEs incorporated in the PRC are also required to annually appropriate 10% of their after-tax profit calculated in accordance with PRC GAAP to a statutory surplus fund unless such funds have reached 50% of their respective registered capital. In addition, the Company’s subsidiaries, the VIEs can also, at their discretion, appropriate the enterprise expansion fund and discretionary surplus fund, prior to payment of dividends. Furthermore, the Company’s subsidiaries, the VIEs cannot distribute dividends out of their respective registered capital without the prior governmental approvals. Except for the registered capital and statutory reserve requirements stated above, there is no other restriction on the net assets of the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. The Company disclosed the parent-company-only condensed financial information in Note 30.

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	23,066,336	70,915,441	9,988,231
Restricted cash	69,646,000	-	-
Short-term investment	-	83,824,022	11,806,367
Amounts due from related parties	20,253,624	143,650,752	20,232,785
Prepayments and other current assets	-	1,770,675	249,394

Total current assets	112,965,960	300,160,890	42,276,777

Non-current assets
Long-term investment (note 8)	22,440,969	14,136,050	1,991,021

Total non-current assets	22,440,969	14,136,050	1,991,021

Total assets	135,406,929	314,296,940	44,267,798

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,157,952	-	-
Shareholders’ loan, at amortized cost	15,122,654	21,192,353	2,984,880
Share of losses in excess of investments in subsidiaries and VIEs	49,689,927	121,008,632	17,043,709
Amounts due to related parties	2,257,268	5,527,862	778,583
Accrued expenses and other current liabilities	28,001,161	38,751,114	5,457,980
Convertible loans, at fair value	14,949,326	6,372,830	897,594
Convertible loans, at amortized cost	18,964,600	3,541,350	498,789

Total current liabilities	166,142,888	196,394,141	27,661,535

Non-current liabilities
Convertible loans, at fair value	3,897,606	7,964,014	1,121,708
Warrant liabilities	5,747,884	87,279	12,293
Option liability	12,762,104	-	-
Shareholders’ loan, at amortized cost	76,099,976	56,928,815	8,018,256
Convertible loans, at amortized cost	-	3,500,000	492,965
Other non-current liabilities	4,162,222	10,405,554	1,465,592

Total non-current liabilities	102,669,792	78,885,662	11,110,814

Total liabilities	268,812,680	275,279,803	38,772,349

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
Mezzanine equity
Series A redeemable convertible preferred shares	78,343,351	-	-
Series A-1 redeemable convertible preferred shares	65,189,547	-	-
Series B redeemable convertible preferred shares	90,688,766	-	-
Series B-1 redeemable convertible preferred shares	100,365,667	-	-
Series B-2 redeemable convertible preferred shares	181,300,496	-	-
Series C redeemable convertible preferred shares	151,311,737	-	-
Series C-1 redeemable convertible preferred shares	701,320,497	-	-

Total mezzanine equity	1,368,520,061	-	-

Shareholders’ equity/(deficit)
Class A ordinary shares	584,961	2,230,296	314,131
Class B ordinary shares	96,589	96,589	13,604
Series seed convertible preferred shares	58,565,485	-	-
Additional paid-in capital	-	1,816,654,303	255,870,407
Accumulated deficit	(1,478,040,573)	(1,644,382,306)	(231,606,404)
Accumulated other comprehensive loss	(83,132,274)	(135,581,744)	(19,096,289)

Total shareholders’ equity/(deficit)	(1,501,925,812)	39,017,138	5,495,449

Total liabilities, mezzanine equity and shareholders’ equity	135,406,929	314,296,941	44,267,798

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(b)	Condensed Statements of Operations and Comprehensive Loss

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)

General and administrative expenses	(32,861,932)	(12,667,168)	(8,264,485)	(1,164,028)
Share based compensation	-	(38,993,201)	(83,863,299)	(11,811,899)

Loss from operations	(32,861,932)	(51,660,369)	(92,127,784)	(12,975,927)

Interest expenses	(19,912,987)	(27,826,197)	(1,268,152)	(178,615)
Impairment loss for other equity investments accounted for using measurement alternative	-	(22,705,285)	(8,288,296)	(1,167,382)
Other expenses, net	(266,083,985)	-	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260	2,408,662
Share of loss of subsidiaries and consolidated VIEs	(79,060,126)	(18,180,868)	(71,318,704)	(10,045,033)

Loss before income tax expenses	(458,683,434)	(122,248,608)	(166,341,733)	(23,428,746)

Net loss	(458,683,434)	(122,248,608)	(166,341,733)	(23,428,746)
Accretion of redeemable convertible preferred shares to redemption value	(381,218,518)	(109,089,609)	(110,112,796)	(15,509,063)
Net loss attributable to ordinary shareholders	(839,901,952)	(231,338,217)	(276,454,529)	(38,937,809)

(c)	Condensed Statements of Cash flows

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)

Net cash used in operating activities	(25,175,497)	(2,356,633)	(123,950,486)	(17,458,061)
Net cash used in investing activities	(62,413,924)	(348,230)	(83,807,400)	(11,804,025)
Net cash provided by financing activities	141,201,960	23,868,752	185,960,991	26,192,058

Net increase/(decrease) in cash, cash equivalents and restricted cash	53,612,539	21,163,889	(21,796,895)	(3,070,028)

Cash, cash equivalents and restricted cash at the beginning of the year	17,935,908	71,548,447	92,712,336	13,058,259

Cash, cash equivalents and restricted cash at the end of the year	71,548,447	92,712,336	70,915,441	9,988,231

31. SUBSEQUENT EVENTS

Management has considered subsequent events through which was the date the consolidated financial statements were issued.

On December 26, 2023, the Company entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024. The total consideration was composed of: (i) Closing Cash Consideration, i.e. US$1,674,460.56 minus the Preferred Stock Cash Amount for each series of Preferred Stock; (ii) Closing Shares, i.e. the number of Ordinary Shares having a Closing Value of US$6,694,842.24 minus the number of Ordinary Shares comprising the Preferred Stock Share Amount; (iii) Additional Consideration, i.e. cash and Ordinary Shares to be released from the Indemnity Holdback and the Financial Performance Holdback and cash to be paid in respect of the Earnout.

On June 12, 2024, the Company acquired Omsom, Inc, a proud and loud Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary. The Agreement provided that: (i) DDC Omsom acquired substantially all the assets of Omsom, Inc., including cash, receivables and inventory, and assumed certain obligations including bank debt of approximately $800,000; (ii) the Company provide working capital of up to $3 million over the three-year period immediately following the closing of the Acquisition; (iii) key employees of Omsom, Inc. become employees of DDC Omsom; and (iv) subject to achievement of net revenue and net profit goals, the Company will pay additional purchase price consideration to Omsom, Inc. (consisting of 50% shares of Company stock and 50% cash), currently estimated, based on current projections for DDC Omsom, to have an aggregate value of $11.7 million.

On January 9, 2024, DDC entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately USD$9.3M cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 DDC received notice that the shareholders of GLI filed for an arbitration alleging that DDC failed to fulfill its obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. DDC responded by denying any breach of the SPA and by asserting that GLI breached the SPA by failing to provide documents and failing to satisfy the closing conditions. DDC believes that the GLI shareholders’ claims are without merit and plans to vigorously defend itself and assert counterclaims; however, failure to obtain a favorable resolution could have a material adverse effect on DDC’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.

Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, has alleged that she had Good Reason (as defined in her employment agreement) to resign from Cook and is thus owed severance by the Company and Cook.  Ms. Lim, in her capacity as Sellers’ Representative in the Membership Interests Purchase Agreement (the “MIPA”) between the Company and Cook members pursuant to which the Company purchased the interests in Cook, has also alleged that the Company breached the MIPA relating to post-closing payments. On November 26, 2024, Ms. Lim filed a complaint with the Superior Court State of California, County of San Francisco, against the Company, Cook and our CEO, Norma Chu, as an individual, asserting breach of contract and breach of various labor laws. The Company disputes the merits of Ms. Lim’s claims but has been negotiating a settlement with her to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.