Form 20-F
period 2024-12-31
DDC Enterprise Ltd
filed 2025-05-15
CIK 1808110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 78,754,222 Class A ordinary shares, par value US$0.016 per share, and 875,000 Class B ordinary shares, par value US$0.016 per share, as of December 31, 2024.

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

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated statements of operations and comprehensive loss data (other than US$ data) for the years ended December 31, 2024, 2023 and 2022, the selected consolidated balance sheets data (other than US$ data) as of December 31, 2024 and 2023 and the selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2024, 2023 and 2022 have been derived from the audited consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Consolidated statements of operations and comprehensive loss Data:
Total revenues	179,586,066	205,481,904	273,333,957	37,446,599
Total cost of revenues	(135,659,197)	(154,026,591)	(195,691,265)	(26,809,595)
Gross profit	43,926,869	51,455,313	77,642,692	10,637,004
Fulfilment expenses	(10,630,884)	(7,315,978)	(7,969,100)	(1,091,762)
Sales and marketing expenses	(20,763,218)	(17,440,192)	(20,916,582)	(2,865,560)
General and administrative expenses	(53,543,862)	(82,460,706)	(99,124,765)	(13,580,037)
Impairment loss on goodwill	—	(6,592,220)	(67,932,627)	(9,306,732)
Share based compensation	(38,993,201)	(83,863,299)	(19,143,702)	(2,622,676)
Loss from operations	(80,004,296)	(146,217,082)	(137,444,084)	(18,829,763)
Interest expenses	(30,826,950)	(12,178,668)	(16,738,971)	(2,293,230)
Interest income	465,162	2,562,605	3,248,285	445,013
Foreign currency exchange (loss)/gain, net	671,007	(66,798)	16,927	2.319
Impairment loss for equity investments accounted for using measurement alternative	(22,705,285)	(8,288,296)	(5,645,887)	(773,483)
Gain from deconsolidation of VIEs	13,543,650	134,665	-	-
Other income	1,599,746	421,449	1,912,396	261,997
Other expenses, net	—	(10,440,057)	-	-
Changes in fair value of financial instruments	(1,875,889)	17,101,260	4,803,913	658,133
Loss before income tax expenses	(119,132,855)	(156,970,922)	(149,847,421)	(20,529,014)
Income tax expense	(3,115,753)	(5,004,766)	(7,143,653)	(978,676)
Net loss	(122,248,608)	(161,975,688)	(156,991,074)	(21,507,690)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Consolidated Balance Sheets Data:
Total current assets	320,456,670	377,146,009	51,668,791
Total non-current assets	113,892,901	108,071,439	14,805,726
Total assets	434,349,571	485,217,448	66,474,517
Total current liabilities	281,377,214	370,618,049	50,774,464
Total non-current liabilities	92,315,112	32,328,285	4,428,957
Total liabilities	373,692,326	402,946,334	55,203,421
Total shareholders’ equity	60,657,245	82,271,114	11,271,096
Total liabilities, mezzanine equity and shareholders’ equity	434,349,571	485,217,448	66,474,517

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(37,083,065)	(89,350,546)	(112,907,188)	(15,468,224)
Net cash used in investing activities	(444,627)	(135,161,792)	(10,857,028)	(1,487,406)
Net cash provided by financing activities	51,352,149	216,003,395	104,270,474	14,284,997
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,829,672	(9,107,882)	1,163,093	(145,725)
Net increase/(decrease) in cash, cash equivalents and restricted cash	19,654,129	(17,616,825)	(18,330,649)	(2,816,358)
Cash, cash equivalents and restricted cash at the beginning of the year	77,250,501	96,904,630	79,287,805	11,167,454
Cash, cash equivalents and restricted cash at the end of the year	96,904,630	79,287,805	60,957,156	8,351,096

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

Reconciliation from net loss to adjusted EBITDA

	For the Years Ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net loss	(122,248,608)	(161,975,688)	(155,379,456)	(21,286,898)
Add:
Income tax expense	3,115,753	5,004,766	7,143,653	978,676
Interest expenses	30,826,950	12,178,668	16,738,971	2,293,230
Interest income	(465,162)	(2,562,605)	(3,248,285)	(445,013)
Impairment loss on intangible assets	—	11,005,303	18,720,464	2,564,693
Foreign currency exchange loss/(gain), net	(671,007)	66,798	(16,927)	(2,319)
Impairment loss for equity investments accounted for using measurement alternative	22,705,285	8,288,296	5,645,887	773,483
Impairment loss on goodwill	—	6,592,220	67,932,627	9,306,732
Gain from deconsolidation of VIEs	(13,543,650)	(134,665)	-	-
Other income	(1,599,746)	(421,449)	(1,912,396)	(261,997)
Other expenses, net	—	10,440,057	-	-
Changes in fair value of financial instruments	1,875,889	(17,101,260)	(4,803,913)	(658,133)
Depreciation and amortization	3,544,322	6,107,400	4,673,551	640,274
Share-based compensation and related expenses	38,993,201	83,863,299	19,143,702	2,622,676
Adjusted EBITDA	(37,466,773)	(38,648,860)	(25,362,122)	(3,474,596)

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

We incurred net loss of RMB122.2 million, RMB162.0 million and RMB157.0 million (US$21.5 million) in 2022, 2023 and 2024. We also had negative cash flows from operating activities of RMB37.1 million, RMB89.4 million and RMB112.9 million (US$15.5 million) in the fiscal years ended December 31, 2022, 2023 and 2024 respectively. Management uses the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

For the years ended December 31, 2022, 2023 and 2024, we incurred an adjusted EBITDA with loss of RMB37.5 million, RMB38.6 million and RMB25.4 million (US$3.5 million) respectively. For details, please refer to section “Non-GAAP Financial Measure”.

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

We have experienced growth and plan to further expand in the future including through acquisitions. For the year ended December 31, 2024, we recorded RMB273.3 million (or US$37.4 million) in total revenue compared to RMB205.5 million for the year ended December 31, 2023, representing a 33.0% increase. Subsequent to December 31, 2024, we completed one acquisitions. Assuming the acquisition had taken place on 1 January 2024, the unaudited pro forma revenue of the Company for the year ended December 31, 2024 would be RMB276.5 million (or US$111.2 million). For the year ended December 31, 2024, our gross margin increased to 28.7% versus 25.0% for the year ended December 31, 2023.

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

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. For the year ended December 31, 2022, 2023 and 2024, 0.5%, 0.4% and 0.1% of our revenues were derived from advertising service. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving three or more illegal acts within two years or other serious violations, a fine of not less than five times but not more than ten times the advertising expense or a fine of not less than RMB1,000,000 but not more than RMB2,000,000 shall be imposed, and the PRC government may revoke a violator’s business license and revoke the advertisement examination and approval documents and refuse to accept its application for advertisement examination within one year. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

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

We engage logistics service providers to store and transport products to our customers. For the year ended December 31, 2022, 2023 and 2024, our fulfilment expenses were RMB10.6 million, RMB7.3 million and RMB8.0 million (US$1.1 million), respectively, which represented 5.9%, 3.6% and 2.9% of our total revenue, respectively. The vast majority of our products are delivered by trucks or trains. The services provided by our logistics service providers may be suspended or cancelled due to unforeseen events, which could cause interruption to the sales or delivery of our products. In addition, delivery delays may occur for various reasons beyond our control, including improper handling by our logistics service providers, labor disputes or strikes, acts of war or terrorism, outbreaks of epidemics, earthquakes and other natural disasters.

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

As of December 31, 2024 and as of December 31, 2023, we had inventories of RMB 4.7 million (US$0.6 million) and RMB10.1 million respectively. Our inventory turnover days were 13.7 days and 21.2 days respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business relies on consumer demand for our products, which depends substantially on factors such as (i) consumer spending patterns, (ii) consumer preferences and tastes, (iii) consumer income, (iv) consumer perceptions of and confidence in our product quality and food safety, and (v) consumer lifestyle. Any change in consumer demand for our products or the occurrences of catastrophic events may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off.

We may not be able to adequately protect our intellectual property, which could adversely affect our business and operations.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2024, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong. We may fail to own or apply for key trademarks in a timely fashion, or at all. For example, several logos we have used for years cannot be registered as trademarks in certain trademark categories in China because a company unaffiliated to us has pre-emptively registered similar logos as trademarks in such categories. As a result, we have been and will not be able to use such logos in areas covered by such trademark categories. Such company complained to the Market Supervision Bureau for the trademark infringement of DDC Shanghai, and DDC Shanghai has already applied for the invalidations of these trademarks at the State Intellectual Property Office, or the SIPO, as well as indicted a series of related administrative actions which have been already accepted by the court. As the trademarks under the legal proceeding are not relevant to our main business and we have adopted timely steps to make enough adjustments to relevant business, including stopped using them in any public place, the unavailability of these trademarks would not materially and adversely affect our business. If such third party actually use such trademarks in product or service similar to us in the future, consumers may be confused and associate any quality issue on the products and services such third party provides with us, which will have an adverse impact on our brand image. We may become an attractive target for certain copycat websites that attempt to cause confusion or diversion of traffic from us in the future because of our brand recognition as a food-related content-driven lifestyle brand in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

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

A significant portion of our cash has been invested in short term investments which may decline in value and which we may not be able to convert to cash when necessary to satisfy our obligations

As of December 31, 2024, approximately RMB130.1 million (US$17.8 million) of our cash is invested in short term investment accounts at money market fund. These accounts could decline in value and may not be available for withdrawal when cash is needed, which would negatively impact our financial condition and ability to operate.

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

We expect that the price of our Class A Ordinary Shares will fluctuate substantially. For example, since our IPO in November 2023 through May 9, 2025, the closing price of our Class A Ordinary Shares as quoted on the NYSE American has ranged from $6.37 to $0.10 per share.

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

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024. The material weakness identified is our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

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

As of December 31, 2024, our main product categories include (i) own-branded RTH products — typically semi-cooked meals with some but minimal preparation required ahead of serving, (ii) own-branded RTC products — ready to be consumed within 8 to 15 minutes with some additional cooking preparation, (iii) own-branded RTE products — typically pre -cooked meals that are ready to serve with minimal level of additional preparation, which includes our plant-based meal products localized for the palate of an Asian consumer, and (iv) private label products (i.e. third-party branded food products).

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

Mergers and Acquisitions (“M&A”) Strategy

M&A is a key growth strategy going forward for the Company in order for us to execute on the multi-brand strategy and also further diversify away from brand concentration risks and into markets outside of China. Historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales was zero in 2022 and accounted for 4.21% and 10.14% of our total revenue for the year ended December 31, 2023 and December 31, 2024. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the U.S., Europe, Australia, SE Asia, and Middle East. Since July 2023, we have acquired three Asian food brand companies in the U.S. including Nona Lim and Yai’s Thai. Looking forward, we will continue to identify targets but to the extent permitted due to our recurring losses from operations and an accumulated deficit, we will evaluate and opportunistically execute on strategic joint ventures (JV), potential investments and acquisition opportunities across the value-chain with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimize our existing brand marketing and sales channel management capabilities. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. Apart from executing acquisitions with considerations paid through share exchanges, we will consider raising funds from investors to have an option to acquire companies through a mixture of cash and equity.

4.C. Organizational structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this annual report (All holdings without specifying the percentage are 100%):

DDC Enterprise Limited (Cayman)
DDC OpenStudio Limited (Cayman)
Perfect Foods Inc. (Cayman)
Grand Leader Technology Limited (Hong Kong)
DDC US Inc.
DDC OpenStudio Media Limited (Hong Kong)
Good Foods HK Limited (Hong Kong)
Cook US LLC
Cook San Francisco, LLC
Yai's Thai, Inc.
51%
Lin's Group Limited (Hong Kong)
Cook San Francisco Incentive Company, LLC
Nona Lim Online ,LLC
Offshore （Non-PRC）
Onshore （PRC）
Shanghai Lashu Import and Export Trading Co., Ltd.
Shanghai DayDayCook Information Technology Co., Ltd.
67%
Hangzhou Jushi Cultural Media Co., Ltd.
Chongqing DayDayCook E-commerce Co., Ltd.
60%
Quanzhou DayDayCook Food Co., Limited
Shanghai Lishang Trading Limited
51%
Shanghai Youlong Industrial Co., Ltd.
60%
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.
Quanzhou Weishi food Co., Limited
60%
Shanghai Yuli Development Limited
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

For the year ended December 31, 2024, we recorded RMB273.3 million (US$37.4 million) in total revenue compared to RMB205.5 million for the year ended December 31, 2023, representing a 33.0% increase.

The increase in total revenue was mainly due to the increase in offline consumer product sales of RMB258.3 million (US$35.4 million) compared to RMB173.8 million for the year ended December 31, 2023, representing a 48.6% increase.

For the year ended December 31, 2024, we incurred net loss of RMB157.0 million (US$21.5 million) and net loss of RMB162.0 million for the year ended December 31, 2023. We also had negative cash flows from operating activities of RMB112.9 million (US$15.5 million) and RMB89.4 million for the years ended December 31, 2024 and 2023 respectively.

Management uses the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the years ended December 31, 2024 and 2023, we incurred an adjusted EBITDA with loss of RMB25.4 million (US$3.5 million) and loss of RMB38.6 million respectively. For details, please refer to section “Non-GAAP Financial Measure”.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our business, specifically the RTC, RTH, RTE and plant-based product and service markets in China and the United States. These include (but are not limited to):

●	China’s rapid economic growth and urbanization, which has resulted in an increase in per capita annual disposable income;

●	China’s investments in its technological infrastructure and increase in internet and mobile subscriber penetration rates;

●	Favorable domestic social, governmental, and economic reforms centered on promoting a healthier lifestyle and life-choices; and

●	Broader shift in consumer preferences, trends, and purchasing behavior to convenience without compromising on quality and/or nutritional value.

Unfavorable changes in any of the above factors could adversely affect demand for our products and/or services and impact our results of operations.

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — We rely on both growing our own “DayDayCook” branded product sales and private label product sales. This combined strategy was prompted by the need to (i) improve our competitiveness in the RTC, RTH, RTE and plant-based meat food sectors, (ii) expand DayDayCook own-branded in the market by new acquisition with more scope of offline distributors and (iii) improve the overall margin profile of the business. Sales from RTC, RTH and RTE has increased from 36.1% of our revenue in the year ended December 31, 2023 to 46.2% of our revenue in the year ended December 31, 2024. This was a result of acquisitions of companies focusing on offline distribution of both DayDayCook own-branded and private label products, which generated higher net margins. We expect growth for the DayDayCook own-branded product to outpace private-label product sales. This shift will require us to plan, develop, and successfully execute on multi-channel sales, marketing, and distribution strategy.

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

Sales and Marketing Costs — Costs associated with sales and marketing was RMB20.9 million (US$2.9 million) in 2024, increased by 19.9% compared with RMB17.4 million in 2023. The increase was in line with the increase of revenue and we expect such cost will increase in future to support our revenue growth continually. However, we expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans, convertible loans and bank borrowings used to finance our ongoing working capital requirements. As of December 31, 2024 and December 31, 2023, the outstanding balance on the shareholder loan was RMB84.3 million (US$11.6 million) and RMB83.1 million respectively. The outstanding balances of convertible loans as of December 31, 2024 and December 31, 2023 were RMB13.6 million (US$1.9 million) and RMB21.4 million, respectively. The outstanding balances of bank borrowings both in short-term and long-term as of December 31, 2004 and December 31, 2023 were RMB55.8 million (US$7.6 million) and RMB27.0 million, respectively.

Mergers and Acquisitions (“M&A”) — M&A is a key growth strategy going forward. We will evaluate and opportunistically execute strategic joint ventures (JV), potential investments, and acquisition opportunities with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimize our existing supply-chain management capabilities. The M&A strategy will continue to evolve with our changing needs and requirements. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the US, Europe, Australia, SE Asia, and Middle East. However, historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales was 2.0% in 2023 and accounted for 10.1% of our total revenue for the year ended December 31, 2024. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. On December 26, 2023, we entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024 and helped us on the expansion in the U.S. market.

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Online consumer product sales	67,016,645	30,811,746	14,930,462	2,045,465
Offline consumer product sales	109,403,748	173,783,356	258,276,242	35,383,700
Revenues from collaborative arrangements	1,867,042	—	—	—
Advertising service	870,580	886,802	127,253	17,434
Experience stores	428,051	—	—	—
Total Revenues	179,586,066	205,481,904	273,333,957	37,446,599

Cost of products	(134,462,728)	(153,316,804)	(195,559,129)	(26,791,492)
Cost of services	(1,196,469)	(709,787)	(132,136)	(18,103)
Total Cost of revenues	(135,659,197)	(154,026,591)	(195,691,265)	(26,809,595)

Gross profit	43,926,869	51,455,313	77,642,692	10,637,004

Fulfilment expenses	(10,630,884)	(7,315,978)	(7,969,100)	(1,091,762)
Sales and marketing expenses	(20,763,218)	(17,440,192)	(20,916,582)	(2,865,560)
General and administrative expenses	(53,543,862)	(82,460,706)	(99,124,765)	(13,580,037)
Impairment loss on goodwill	—	(6,592,220)	(67,932,627)	(9,306,732)
Share based compensation	(38,993,201)	(83,863,299)	(19,143,702)	(2,622,676)
Loss from operations	(80,004,296)	(146,217,082)	(137,444,084)	(18,929,763)

Interest expenses	(30,826,950)	(12,178,668)	(16,738,971)	(2,293,230)
Interest income	465,162	2,562,605	3,248,285	445,013
Foreign currency exchange (loss)/gain, net	671,007	(66,798)	16,927	2,319
Impairment loss for equity investments accounted for using measurement alternative	(22,705,285)	(8,288,296)	(5,645,887)	(773,483)
Gain from deconsolidation of VIEs	13,543,650	134,665	—	—
Other income	1,599,746	421,449	1,912,396	261,997
Other expenses, net	—	(10,440,057)	—	—
Changes in fair value of financial instruments	(1,875,889)	17,101,260	4,803,913	658,133

Loss before income tax expenses	(119,132,855)	(156,970,922)	(149,847,421)	(20,529,014)

Income tax expense	(3,115,753)	(5,004,766)	(7,143,653)	(978,676)
Net loss	(122,248,608)	(161,975,688)	(156,991,074)	(21,507,690)

Key Components of Our Results of Operations

Revenues

We are a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient RTC, RTH and RTE meals. We also offer plant-based meal products promoting healthier lifestyle choices to our predominately Millennial and GenZ customer-base.

The following table sets forth types of our revenue for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Ready to heat (“RTH”)	16,381,564	4,758,751	1,795,560	245,991
Ready to cook (“RTC”)	2,545,547	10,783,121	26,348,269	3,609,698
Ready to eat (“RTE”) & Plant base	34,115,276	58,623,131	98,105,015	13,440,332
Private label products	121,656,429	130,430,099	146,957,860	20,133,144
Fresh products	1,721,577	—	—	—
Revenues from collaborative arrangements	1,867,042	—	—	—
Advertising service	870,580	886,802	127,253	17,434
Experience stores	428,051	—	—	—
Revenues	179,586,066	205,481,904	273,333,957	37,446,599

The following table further elaborates our revenue by channels for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Online consumer product sales	67,016,645	30,811,746	14,930,462	2,045,465
Offline consumer product sales	109,403,748	173,783,356	258,276,242	35,383,700
Revenues from collaborative arrangements	1,867,042	—	—	—
Advertising	870,580	886,802	127,253	17,434
Experience stores	428,051	—	—	—
Total Revenues	179,586,066	205,481,904	273,333,957	37,446,599

Cost of Revenues

Our cost of revenues primarily consists of (i) product costs, (ii) personnel costs, (iii) lease expenses, and (iv) other costs. The table below shows the cost of revenues in absolute amounts for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Product costs	131,376,909	152,732,863	194,463,997	26,641,459
Personnel costs	2,424,475	943,640	856,669	117,364
Lease expenses	643,311	—	—	—
Others	1,214,502	350,088	370,599	50,772
Total cost of revenues	135,659,197	154,026,591	195,691,265	26,809,595

Product Costs:

“Product Costs” represents costs of consumer products sold online and offline. Product costs were 73.2%, 74.3% and 71.1% of total revenues for the year ended December 31, 2022, 2023 and 2024. Due to an increase in competitors during COVID-19, the fierce competition affected our online sales during the period of early 2022. The Group offered discounts to customers to maintain and grow its market share, but at the same time was able to transfer part of that cost to suppliers who offered more competitive product costs.

Personnel Costs:

“Personnel Costs” represents the costs directly related to the revenue such as operation employee of experience store and retail shops. Due to COVID-19, we had to close all our experience stores in 2022. The closure of all retail locations also corresponded to a decrease in the revenue from experience stores.

Lease expenses:

“Lease expenses” represents (i) the lease expenses associated with the farm land located near Shanghai, and (ii) the experience store lease expenses. Our total lease expenses for the year ended December 31, 2022, 2023 and 2024 were RMB0.6 million, nil and nil respectively.

Others:

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the year ended December 31, 2022, 2023 and 2024, other costs represented less than 1% of total costs respectively.

Operating Expenses

Our operating expenses consists of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) share-based compensation.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Fulfilment expenses	10,630,884	7,315,978	7,969,100	1,091,762
Sales and marketing expenses	20,763,218	17,440,192	20,916,582	2,865,560
General and administrative expenses (including research and development expenses)	53,543,862	82,460,706	99,124,765	13,580,037
Impairment loss on goodwill	—	6,592,220	67,932,627	9,306,732
Share-based compensation	38,993,201	83,863,299	19,143,702	2,622,676

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

General and administrative expenses:

“General and administrative expenses” primarily consists of (i) salaries and benefits for general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, (iv) research and development expenses, (iv) impairment of intangible assets, and (v) office rental expenses.

Impairment loss on goodwill:

Impairment loss on goodwill resulted from the impairment of goodwill from the acquisition of subsidiaries.

Share-based compensation:

The Company’s shareholders and Board of Directors approved option plans from 2014 to 2024 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). The cost of share-based compensation also includes options granted related to certain business acquisitions.

Result of operations

Year ended December 31, 2024 compared to Year ended December 31, 2023

Revenues

 For the year ended December 31, 2024, we recorded RMB273.3 million (or US$37.4 million) in total revenue compared to RMB205.5 million for the year ended December 31, 2023, representing a 33.0% increase. The increase in total revenue was due to the increase in offline consumer product sales of RMB84.5 million (US$11.6 million). In additions, we completed an acquisition in February 2024. The acquisition contributed RMB9.9 million (US$1.4 million) offline consumer product sales for the year ended December 31, 2024.

Cost of Revenues

Cost of revenues increased by 27.1% to RMB195.7 million (US$26.8 million) in 2024 from RMB154.0 million in 2023, which was in line with the increase in our total revenues.

Product Costs

The product cost increased by 27.3% from RMB152.7 million for the year ended December 31, 2023 to RMB194.5 million (US$26.6 million) for the year ended December 31, 2024. The increase was mainly due to: (i) we have obtained control over Yai’s Thai on February 1, 2024, a Thai American food brand selling curry and sauce products based in USA; and (ii) the increase in offline consumer product sales.

Personnel Costs

Our personnel costs remained stable with RMB0.9 million (US$0.1million) for the year ended December 31, 2023 and 2024.

Lease expenses

Our total lease expenses for the year ended December 31, 2023 and 2024 were nil and nil respectively. It was mainly due to the closure of all experience store, and the termination of all contractual arrangements with City Modern in 2022.

Others

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the year ended December 31, 2023 and 2024, other costs represented less than 1% of total costs.

Operating Expenses

Operating expenses increased by 8.8% to RMB215.1 million (US$29.5 million) in 2024 from RMB197.7 million in 2023.

Fulfilment expenses

The fulfilment expenses increased from RMB7.3 million to RMB8.0 million (US$1.1 million) for the year ended December 31, 2023 and 2024. The increase was in line with the increase of revenue for the year ended December 31, 2024.

Sales and marketing expenses

The sales and marketing expenses were RMB17.4 million and RMB20.9 million (US$2.9 million) for the years ended December 31, 2023 and 2024. The increase in sales and marketing expenses was in line with the increase of revenue for the year ended December 31, 2024.

General and administrative expenses

The general and administrative expenses increased by 20.2% from RMB82.5 million to RMB99.1 million (US$13.6 million) for the year ended December 31, 2023 and 2024. The increase was mainly due to the impairment of intangible assets of RMB18.7 million (US$2.6 million).

Impairment loss on goodwill

The impairment loss on goodwill resulted from the impairment of goodwill from acquisition of subsidiaries. They have failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of these reporting units was less than their carrying amount. The impairment loss on goodwill was RMB6.6 million and RMB67.9 million (US$9.3 million) for the year ended December 31, 2023 and 2024.

Share-based compensation

The cost for share-based compensation were RMB83.9 million and RMB19.1 million (US$2.6 million) for the years ended December 31, 2023 and 2024. The decrease was due to mass exercise of stock options upon our successful IPO in November 2023 which resulted in recognition of share-based compensation expense.

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

Impairment of equity investment in PFI Food Industries Limited (“PFI”) accounted for using Measurement alternative

We acquired an investment in the equity interests of PFI Food Industries Limited by issuing our own financial instruments including redeemable convertible preferred shares and warrants to acquire those redeemable convertible preferred shares. These financial instruments were issued in August 2021 before we obtained the equity investment in PFI and were determined as non-derivative forward contracts measured at fair value. As of December 31, 2024, we made a qualitative assessment and considered there to be impairment indicators that investment in PFI was impaired as it was significantly behind the forecasted revenue growth target and there was a declining trend of the plant-based meat industry performance. As a result, the investment in PFI was written down to its fair value. In determining the fair value of the PFI investment, we made estimates and judgments in determining the fair value regarding the cash flow forecasts of PFI, the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. As we do not have significant influence over PFI, we elected to measure investment in PFI, without a readily determinable fair value, subsequently at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

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

In December 2023, the FASB issued ASU 2023-08,“Intangibles，Goodwill and Other-Crypto Assets (Subtopic 350-60). Accounting for and Disclosure of Crypto Assets” The amendments in this Update are effective for all entities for fiscal years beginning after December 15,2024, including interim periods within those fiscal years, Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). if an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period.

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

In March 2024, the FASB updated 2024-01 addresses the scope application of profits interest and similar awards under Topic 718, Compensation—Stock Compensation. This update improves the clarity and consistency in the application of the scope guidance for profits interest and similar awards. This update adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted for in accordance with Topic 718. Profits interest awards are provided to employees or nonemployees to align compensation with an entity’s operating performance and provide holders with the opportunity to participate in future profits and/or equity appreciation. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted. The Group does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB updated 2024-03 focuses on the disaggregation of income statement expenses to provide more detailed and transparent financial reporting. This update enhances the relevance and usefulness of financial information by requiring entities to disaggregate specific income statement expenses. Entities must disclose the nature and amount of significant expense categories, such as employee compensation, depreciation, and amortization, separately in the income statement or in the notes to the financial statements. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

In November 2024, the FASB updated 2024-04 addresses the accounting for induced conversions of convertible debt instruments. This update improves the relevance and consistency in the application of the induced conversion guidance in Subtopic 470-20. Clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. An inducement offer must provide the debt holder with, at a minimum, the consideration issuable under the conversion privileges provided in the terms of the instrument. This update applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. Effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

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

As of December 31, 2022, 2023 and December 31, 2024, RMB26.8 million, RMB78.8 million and RMB61.0 million (US$8.4 million), respectively was deposited with financial institutions mainly located in the Chinese mainland, Hong Kong and U.S.

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

We actively manage our cash conversion cycle to improve working capital, and our cash conversion cycle has decreased from 24.3 days for the year ended December 31, 2023 to 13.5 days for the year ended December 31, 2024. This was mainly a result from the collectability improvement of receivables. Days sales outstanding decreased from 50.1 days for the year ended December 31, 2023 to 41.8 days for the year ended December 31, 2024 and net inventory turnover days decreased from 19.1 days for the year ended December 31, 2023 to 13.7 days for the year ended December 31, 2024. Also, there is a decrease in net days payables outstanding of 44.8 days to 42.1 days from the year ended December 31, 2023 to the year ended December 31, 2024.

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

We also utilize short-term and long-term banking facilities to fund our listing expenses, and to manage our working capital requirements. Short-term banking facilities are mainly drawn from financial institutions such as Bank of Beijing (“BOB”) and Bank of Shanghai (“BOS”), while we utilize long-term banking facilities from Bank of China (“BOC”) and Nanyang Commercial Bank (“NCB”). As at December 31, 2024, short-term bank loans amount to RMB50.5 million (US$6.9 million), current portion of long-term bank loans amount to RMB0.8 million (US$0.1 million), and long-term bank loans amount to RMB4.5 million (US$0.6 million). As at December 31, 2023, short-term bank loans amount to RMB19.5 million, current portion of long-term bank loans amount to RMB2.0 million, and long-term bank loans amount to RMB5.5 million.

Significant short-term bank borrowings

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

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 and would mature in July 2024, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000. The borrowing was fully repaid in July 2024.

In September 2023, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in September 2024, bearing an interest rate of 4.0% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2023, the outstanding amount was RMB3,000,000. The borrowing was fully repaid in September 2024.

In November 2023, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2,000,000 was drawn down from this facility in December 2023 and would mature in December 2024, which bore an interest rate of 3.05% per annum. The facility was guaranteed by Ms. Chen di, Mr. Zhang Yi. and pledged by the real estate of Mr. Zhang Yi. As of December 31, 2023, the outstanding amount was RMB2,000,000. The borrowing was fully repaid in December 2024.

In December 2023, Yuli entered into three one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in December 2024, bearing an interest rate of 4.05% per annum. As of December 31, 2023, the outstanding amount was RMB1,500,000. The borrowing was fully repaid in December 2024.

In January 2024, the Company entered into a one-year credit facility agreement with China Merchants Bank, which allows the Company to draw borrowings up to RMB10.0 million for general working capital purposes. RMB5.0 million was drawn down from this facility in February 2024 and would mature in February 2025, which bore an interest rate of 3.41% per annum. This facility was guaranteed by Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. The borrowing was fully repaid in May 2024.

In March 2024, Yunmao entered into a one-year loan agreements with Hangzhou United Bank, with total principal amount of RMB5,000,000 and would mature in March 2025, bearing an interest rate of 4.0% per annum. This facility was guaranteed by the Company. The borrowing was fully repaid in March 2025.

In April 2024, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in January 2025, bearing an interest rate of 3.5% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. The borrowing was fully repaid in January 2025.

In May 2024, the Company entered into a one-year loan agreement with Bank of Shanghai for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in May 2025, bearing an interest rate of 3.7% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. As of December 31, 2024, the outstanding amount was RMB10,000,000.

In June 2024, the Company entered into a one-year loan agreement with CIB for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in June 2025, bearing an interest rate of 3.15% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu. As of December 31, 2024, the outstanding amount was RMB10,000,000.

In September 2024, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in October 2025, bearing an interest rate of 4.8% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2024, the outstanding amount was RMB3,000,000.

In September 2024, Lishang entered into a one-year loan agreements with BOC, with total principal amount of RMB3,500,000 and would mature in September 2025, bearing an interest rate of 3.4% per annum. As of December 31, 2024, the outstanding amount was RMB3,500,000.

In November 2024, Yuli entered into a one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in November 2025, bearing an interest rate of 3.1% per annum. As of December 31, 2024, the outstanding amount was RMB1,500,000.

In December 2024, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB1,500,000 and would mature in December 2025, bearing an interest rate of 3.1% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi and Mr. Guo Yujie. As of December 31, 2024, the outstanding amount was RMB1,500,000.

The weighted average interest rate for short-term borrowings as of December 31, 2022, 2023 and 2024 were approximately 5.3%, 4.3% and 3.7%, respectively.

Significant long-term bank borrowings

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470). HK$274,485 (equivalent to RMB254,173) was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$274,485 (equivalent to RMB254,173) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,083,004 (equivalent to RMB1,002,862).

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2033, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) and HK$387,514 (equivalent to RMB358,838) was repaid in 2023and 2024. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908). As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$387,514 (equivalent to RMB358,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,711,924 (equivalent to RMB3,437,242).

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2024 are as follows:

RMB
For the Year Ending December 31, 2025	792,548
For the Year Ending December 31, 2026	624,734
For the Year Ending December 31, 2027	624,734
For the Year Ending December 31, 2028	613,011
For the Year Ending December 31, 2029	487,825
For the Year Ending December 31, 2030 and thereafter	2,113,246

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

The following table presents the summary of our consolidated cash flows data.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(37,083,065)	(89,350,546)	(112,907,188)	(15,468,224)
Net cash used in investing activities	(444,627)	(135,161,792)	(10,857,028)	(1,487,406)
Net cash provided by financing activities	51,352,149	216,003,395	104,270,474	14,284,997
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,829,672	(9,107,882)	1,163,093	(145,725)
Net increase/(decrease) in cash, cash equivalents and restricted cash	19,654,129	(17,616,825)	(18,330,649)	(2,816,358)
Cash, cash equivalents and restricted cash at the beginning of the year	77,250,501	96,904,630	79,287,805	11,167,454
Cash, cash equivalents and restricted cash at the end of the year	96,904,630	79,287,805	60,957,156	8,351,096

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

Net cash used in operating activities was RMB112.9 million (US$15.5 million) for the year ended December 31, 2024. The difference between the net cash used in operating activities and net loss of RMB157.0 million (US$21.5 million) was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB4.7 million (US$0.6 million), share-based compensation of RMB19.1 million (US$2.6 million), allowance for accounts receivable of RMB3.1 million (US$0.4 million), allowance for other current assets of RMB4.0 million (US$0.6 million), provision for inventories of RMB4.9 million (US$0.7 million), impairment loss for equity investments accounted for using Measurement Alternative of RMB5.6 million (US$0.8 million), impairment loss for intangible assets of RMB18.7 million (US$2.6 million), impairment loss on goodwill of RMB67.9 million (US$9.3 million), a decrease in deferred tax benefit of RMB5.2 million (US$0.7 million), an increase in accounts receivable of RMB4.5 million (US$0.6 million), a decrease in inventories of RMB4.1 million (US$0.6 million), an increase in prepayments and other current assets of RMB70.2 million (US$9.6 million), an increase in other non-current assets of RMB12.9 million (US$1.8 million), a decrease in accounts payable of RMB9.4 million (US$1.3 million), a decrease in contract liabilities of RMB1.4 million (US$0.2 million) and an increase in accrued expenses and other current liabilities of RMB21.3 million (US$2.9 million).

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

Net cash used in investing activities was RMB10.9 million (US$1.5 million) for the year ended December 31, 2024, primarily due to payment of consideration payable resulted from acquisition of Yai’s Thai of RMB12.0 million (US$1.6 million) and RMB1.5 million (US$0.2 million) of cash acquired from business combinations.

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

Net cash provided in financing activities was RMB104.3 million (US$14.3 million) for the year ended December 31, 2024, primarily due to proceeds from individual investors of RMB15.0 million (US$2.1), the net proceeds from short-term bank borrowings of RMB31.0 million (US$4.2 million), net repayment of long-term bank borrowings of RMB2.4 million (US$0.3 million), net proceeds from related parties’ loans of RMB17.5 million (US$2.4 million), issuance of convertible loans (net of repayment) of RMB18.7 million (US$2.6 million), net proceeds from loans from employees and individuals of RMB24.4 million (US$3.3 million).

Capital Expenditures

For the years ended December 31, 2022, 2023 and 2024, cash used in the purchase of property and equipment amounted to RMB0.2 million, RMB0.2 million and RMB0.4 million (US$0.05 million), respectively.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
Contractual Obligations	Total	Within 1 year	After 1 year but within 3 years	After 3 years but within 5 years	Over 5 years
	(in RMB)
Operating lease payments	6,040,800	2,223,594	1,958,338	968,228	890,640
Finance lease payments	30,068	30,068	-	-	-
Short-term bank borrowings	50,500,000	50,500,000	-	-	-
Long-term bank borrowings	5,256,098	792,548	1,249,468	1,100,836	2,113,246
Total	61,826,966	53,546,210	3,207,806	2,069,064	3,003,886

The amount represents contractual lease obligations entered into by the Group which will be due within the next 5 years and long-term bank borrowings entered by the group due within the next 5 years.

Internal Control Over Financial Reporting

Prior to our IPO in November 2023, we had been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2023 and December 31, 2024, RMB78.8 million and RMB61.0 million (US$8.4 million), respectively, were deposited with financial institutions located in the Chinese mainland, Hong Kong and U.S. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

New Acquisitions

M&A is part of the company’s growth strategy. In 2022, 2023 and 2024, the company completed several acquisitions which marked the beginning of its multi-brand strategy. A multi-brand strategy puts the company is a good position to serve a wider spectrum of consumers across different pricing segmentations. It also allows the company to provide a wider and more representative range of Asian Food products to global customers. The company’s M&A strategy focuses on acquisition complimentary brands in the Asian Food category and also targets that can expand and strengthen the company’s sales network globally. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets in the US, Europe, Australia, SE Asia, and Middle East. Historically, virtually all of our sales on been in China. For example, our international sales were zero in 2022, 4.21% in 2023 and 10.14% of our total revenue for the year ended December 31, 2024. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues.

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

On December 26, 2023, the Company entered into a purchase agreement with shareholders of Yai’s Thai, Inc. to acquire its 100% interest of shares. Yai’s Thai operates the brand “Yai’s Thai”, a Thai American food brand selling curry and sauce products based in USA. This acquisition enables the Company to expand its customer base into the US market. The acquisition was completed when the Company obtained control over Yai’s Tai on February 1, 2024. The subscription consideration includes cash consideration of US$1,674,461, and payable consideration of US$6,697,842 settled in certain ordinary shares.

5.C. Research and Development, Patent and Licenses, etc.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2024, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Norma Ka Yin Chu	43	Director, Chief Executive Officer and Chairwoman
Kyle Guse	61	Chief Legal Officer
Malik Sadiq (transitioned into consultant as of May 12, 2025)	58	Chief Operating Officer
Jeffrey S. Ervin	48	Vice President of Investor Relations
Ethan Yong Kang Yu	31	Principal Financial Officer
George Lai	48	Independent Director
Matthew Gene Mouw	63	Independent Director
Samuel Chun Kong Shih	58	Independent Director

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

Malik Sadiq, PhD has transitioned into a consulting role as of 12th May 2025. He will continue to advise and manage the US operations for DDC US. He has been our advisory board member since September, 2021. He has more than 25 years of experience in the food and strategy consulting industry in China, India, and the US. He is currently the consulting business owner of Great Doorway Consulting, which advises companies in the food industry. From June 2021 to March 2023, he was the Co-CEO and COO of LiveKindly Collective, a high-growth food company. Prior to this he was SVP of the International and Export divisions of Tyson Foods, a global food company, growing revenue to $2B over his tenure. Mr. Sadiq received his Doctorate and Master’s Degree in industrial engineering and a Bachelor’s Degree in electrical engineering from the University of Arkansas, Fayetteville.

Jeffrey S. Ervin, is our Vice President of Investor Relations. Mr. Ervin was the co-founded of IMAC Holdings, Inc. (NASDAQ: BACK) in March 2015 and served as its Chief Executive Officer and a Chairman of its Board of Directors until May 2024. From October 2011 to March 2015, Mr. Ervin was the senior financial officer of Medicare.com parent Medx Publishing and was tasked with building administrative functions to satisfy rapid growth in the CMS education sector. During this time through March 2015, Medicare.com earned INC. 500 recognition and he was instrumental in the acquisition of Medicaid.com, which was sold to United Healthcare Group. Mr. Ervin was the Senior Financial Analyst and Vice President of Finance for the Baptist Hospital System of Nashville from 2006 to September 2011, responsible for sourcing and managing direct investments to satisfy pension obligations. He received his M.B.A from Vanderbilt University and his B.S. in finance from Miami University.

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

In 2024, we paid an aggregate of RMB9.6 million (US$1.3 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Pre-IPO Employee Share Option Plan

We approved an employee option plan from 2014 to 2022 in order to provide incentives and rewards to our directors, senior management and employees (the “Pre-IPO ESOP”). Share options awarded under the Pre-IPO ESOP are vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from US$0.0016 to US$30.6. In addition, the share options can only be exercised and converted into shares upon the completion of our initial public offering. Each share option has a contractual life of 10 years. As of December 31, 2024, a total of 1,825,729 options were granted and outstanding under the Pre-IPO ESOP.

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

In December 2024, the Compensation Committee of the board of directors granted 500,000 options or restricted stock awards under the 2023 ESOP to each of the Company’s independent members of the board of directors.

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

6.C. Board Practices

Board of Directors

Our board of directors consists of four directors, including three independent directors pursuant to the rules of the NYSE American, namely Mr. Lai, Mr. Mouw and Mr. Shih. A director is not required to hold any shares in our company to qualify to serve as a director.

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

6.D. Employees

As of December 31, 2024 we had 48 employees. The employees are based in China and the United States. The following table sets forth the number of employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Sales and Marketing	25	52.1%
Supply Chain Management	4	8.3%
Legal, Compliance, and Finance	12	25.0%
Technology & Product Design & Development	2	4.2%
Operations	5	10.4%
Total	48	100%

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

As per PRC law, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law and from time-to-time by the local government to contribute to employee benefit plans. As of December 31, 2024, we have not experienced any significant disputes with our employees. None of our employees was represented by any labor union that engages in collective bargaining.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of May 15, 2025. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below assume there were 79,625,356 ordinary shares (comprising 78,750,356 Class A Ordinary Shares and 875,000 Class B Ordinary Shares) outstanding as of May 21, 2025.

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number	%	Number	%
Directors and Executive Officers:
Norma Ka Yin Chu	23,309,275	29.3%	875,000	1.1%
Jeffrey S. Ervin	—	—	—	—
Malik Sadiq	—	—	—	—
Ethan Yong Kang Yu	—	—	—	—
George Lai	—	—	—	—
Matthew Gene Mouw	—	—	—	—
Samuel Chun Kong Shih	—	—	—	—
Kyle Guse	—	—	—	—
All directors and executive officers as a group	23,309,275	29.3%	875,000	1.1%
5% shareholders:
Norma Ka Yin Chu	23,309,275	29.3%	875,000	1.1%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 368 9th Ave, New York, NY 10001, USA.

(2)	Applicable percentage of ownership is based on 78,750,356 Class A Ordinary Shares and 875,000 Class B Ordinary Shares outstanding.

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

Loan Arrangement with a Related Party

During the years ended December 31, 2022, 2023 and 2024, certain related parties are as follows:

Name of party	Relationship
Ms. Norma Ka Yin Chu	Founder, Chief Executive Officer, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Chief Financial Officer (resigned on August 30, 2024)
Mr. Samuel Derk Shuen Lim	Spouse of Founder, shareholder of Voodoo
Mr. Chu Siu Wo	Founder’s Parent

During the years ended December 31, 2022, 2023 and 2024 certain related party transactions with related parties are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Financing activities:
Loan from Ms. Katherine Shuk Kwan Lui	679,460	206,512	—
Repayment to Ms. Katherine Shuk Kwan Lui	500,000	383,805	—
Loan from Ms. Norma Ka Yin Chu	3,369,211	3,760,738	17,092,525
Repayment to Ms. Norma Ka Yin Chu	314,294	6,894,116	506,736
Loan from Mr. Samuel Derk Shuen Lim	8,951,618	—	—
Repayment to Mr. Samuel Derk Shuen Lim	1,282,500	718,665	—
Loan from Mr. Chu Siu Wo	—	—	2,109,400
Repayment to Mr. Chu Siu Wo	—	—	1,149,250
Loan interests payable to Ms. Norma Ka Yin Chu	121,023	240,075	—
Loan interests payable to Mr. Samuel Derk Shuen Lim	284,323	297,021	—
Loan interests payable to Ms. Katherine Shuk Kwan Lui	2,765	2,636	—
Loan interests to Mr. Samuel Derk Shuen Lim	—	—	300,166
Loan interests to Ms. Katherine Shuk Kwan Lui	2,334	3,073	—
Reimbursement payable to Ms. Norma Ka Yin Chu	—	789,935	—

In 2022, Loans from Ms. Katherine Shuk Kwan Lui including RMB500,000 and HK$200,000 (equivalent to RMB179,460) with an interest rate of 5%. Loans from Ms. Norma Ka Yin Chu included HK$1,800,000 (equivalent to RMB1,627,866) with an interest rate of 2% per annum, and other five loans including RMB57,000, HK$900,000 (equivalent to RMB759,060), HK$910,000 (equivalent to RMB791,849), RMB80,000 and RMB80,000 with interest-free. Loan from Mr. Samuel Derk Shuen Lim included HK$1,960,000 (equivalent to RMB1,592,108) with an interest rate of 3% per annum, HK$8,000,000 (equivalent to RMB6,916,800) with an interest rate of 12.7% per annum, and HK$1,500,000 (equivalent to RMB1,200,850) with interest-free.

In 2023, loans from Ms. Norma Ka Yin Chu included HK$1,200,000 (equivalent to RMB1,065,600) with an interest rate of 2% per annum, and other three loans including HK$903,980 (equivalent to RMB832,249), HK$678,857 (equivalent to RMB625,702) and US$114,000 (equivalent to RMB822,590) with interest-free. Loans from Ms. Katherine Shuk Kwan Lui of HKD$225,000 (equivalent to RMB206,512) was interest-free.

In 2024, Loans from Ms. Norma Ka Yin Chu and Mr. Chu Siu Wo were interest-free.

In 2024, Ms. Norma Ka Yin Chu converted RMB14,225,010 into the Company’s class A ordinary shares of 11,640,863, Mr. Samuel Derk Shuen Lim converted RMB19,472,050 into the Company’s class A ordinary shares of 13,588,292, and Mr. Chu Siu Wo converted RMB724,638 into the Company’s class A ordinary shares of 126,417.

As at December 31, 2023 and 2024, certain related party balance are as follows:

	As at December 31,
	2023	2024
	RMB	RMB
Amounts due to Mr. Siu Wo Chu	—	325,557
Amounts due to Ms. Norma Ka Yin Chu	3,373,939	165,531
Amounts due to Mr. Samuel Derk Shuen Lim	14,231,755	—

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

In September 2023, the Company received a written demand from a shareholder that the Company redeem the following shares held by such shareholder for a payment to the shareholder of US$3,679,323: 56,688 series B-1 preferred shares and 6,611 series C-1 preferred shares. The Company’s Amended and Restated Memorandum and Articles of Association and its Amended and Restated Shareholders’ Agreement require consent of the shareholders prior to any redemption. The shareholders have not consented to a redemption of shares. The Company therefore believes that shares cannot be redeemed and that this demand is without merit. No assurances can be given that the Company will prevail in this matter and payment of the redemption would have a significantly negative impact on the Company’s financial position.

On January 9, 2024, we entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately USD$9.3 million cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 we received notice that the shareholders of GLI filed for an arbitration alleging that we failed to fulfill our obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. In 2025, we entered into a settlement agreement with GLI which requires that we pay GLI or its designee US$100,000 and issue to them Class A Ordinary shares valued at US$100,000. US$200,000 has been accrued and recorded as liability as of December 31, 2024.

Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, has alleged that she had Good Reason (as defined in her employment agreement) to resign from Cook and is thus owed severance by the Company and Cook.  Ms. Lim, in her capacity as Sellers’ Representative in the Membership Interests Purchase Agreement (the “MIPA”) between the Company and Cook members pursuant to which the Company purchased the interests in Cook, has also alleged that the Company breached the MIPA relating to post-closing payments. On November 26, 2024, Ms. Lim filed a complaint with the Superior Court State of California, County of San Francisco, against the Company, Cook and our CEO, Norma Chu, as an individual, asserting breach of contract and breach of various labor laws. The Company disputes the merits of Ms. Lim’s claims but has been negotiating a settlement with her to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2024.

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

On April 1, 2025, Plaintiff Leland Copenhagen (“Copenhagen”) filed a civil action before the United States District Court for the Southern District of New York alleging a single claim for breach of contract against DDC Enterprise Limited, DDC US Inc., and Yai’s Thai, Inc. arising from Copenhagen’s termination of a written “Employment Agreement” with Yai’s Thai, Inc. Copenhagen seeks alleged damages of approximately US$235,000 in allegedly unpaid wages, severance, and expense reimbursements. We believe the claims are without merit and intend to move for the dismissal of the action and, should the case continue, defend the action. Separately, on March 14, 2025, Copenhagen, for himself and similarly-situated shareholders of Yai’s Thai, Inc., sent DDC Enterprise Limited, DDC US Inc., and Norma Chu a letter demanding indemnification pursuant to a written “Merger Agreement” arising from the alleged failure to properly fund working capital to Yai’s Thai, Inc. and to release the Indemnity Holdback Cash (as defined in the Merger Agreement). Copenhagen claims that the foregoing events prevented the shareholders from attaining their Maximum Earnout Payments of US$2.1 million. We believe the claims are without merit and intend to defend the action.

On July 4, 2024, Brinc Limited (“Claimant”) commenced arbitration proceedings against us at the Hong Kong International Arbitration Centre claiming, inter alia, damages of at least US$500,000 with interest and costs based on alleged breaches of a written “Convertible Loan Agreement.” On September 11, 2024 DDC filed an Answer to the Notice of Arbitration in which it disputed the claim with a set off, counterclaim, and cross claim. A sole arbitrator has been appointed in the arbitration proceeding. On March 14, 2025, the arbitrator directed the parties to file a Statement of Claim, Statement of Defense, and Counterclaim (as appropriate and applicable), which has not been filed as of the date of this annual report.

On June 18 2024, Tontec International Limited (“Tontec”) commenced court proceedings against us at the Court of First Instance in Hong Kong, claiming, inter alia, damages of at least US$584,361 with interest and costs based on breaches of a written “Shareholder’s Loan Agreement” (as amended). On November 29, 2024, DDC filed and served a Form 16C in which DDC admitted the claim and applied for an order allowing DDC to make payment by cash and/or share equivalent. On December 18, 2024 the HK Court rendered judgment ordering DDC to pay US$584,361 or its HKD equivalent, plus interest and fixed costs at HKD11,045. On January 16, 2025, Plaintiff served a statutory demand under HK law against DDC in which it threatened to wind up DDC. Plaintiff has commenced a court proceeding in New York to recognize and enforce the HK court judgment.

On November 7, 2024, Plaintiff Yosemite Protein Products, Inc., a supplier filed an action against Cook San Francisco, LLC. The supplier asserted claims for breach of contract of US$126,352.56. We filed an answer to the complaint and intends to defend us in the lawsuit.

On October 18, 2024, CorProminence LLC (“Core IR”) sued us for breach of contract in connection with claims arising from our alleged breach of a Marketing and Consulting Agreement with Core IR and other alleged promises to pay certain sums to Core IR. Core IR seeks damages of approximately $530,000. We have answered the Complaint and denied the allegations, and the case is now in discovery.

Dividend Policy

For the years ended December 31, 2024, 2023 and 2022, we have not declared any dividend. We do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

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

Reverse Split. On April 8, 2025, we announced a one-for-25 reverse split of its Class A Ordinary Shares.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2023 and 2024, RMB78.7 million and RMB60.1 million (US$8.4 million), respectively, were deposited with financial institutions located in the Chinese mainland, Hong Kong and U.S.. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

The warrants and option to purchase redeemable convertible preferred shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, we recorded the warrant liabilities and option liability on the consolidated balance sheets at their estimated fair value. The warrant liabilities and option liability are subject to remeasurement at each reporting period and we adjusted the carrying value of the warrant liabilities and option liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the “changes in fair value of financial instruments” on the consolidated statement of comprehensive loss. As of December 31, 2023 and 2024, RMB87,279 and nil, respectively, were recorded as warrant liabilities.

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

For the period from November 16, 2023, the date that the Form F-1 was declared effective by the SEC, to December 31, 2024, we used US$12.9 million of the net proceeds received from our initial public offering for strategic investments and general corporate purposes, including working capital needs. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We intend to use the remainder of the proceeds from our initial public offering for strategic investment and general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, we did not maintain effective disclosure controls and procedures as of December 31, 2024 due to the material weaknesses and significant deficiencies identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weaknesses and significant deficiencies as set forth below under “Internal Control over Financial Reporting.”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer, our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weaknesses and significant deficiencies identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

	2023	2024
	RMB	RMB
	(in thousands)	(in thousands)
Services
Audit Fees(1)
- KPMG Huazhen LLP	7,300	—
- Marcum Asia CPAs LLP	1,846	—
- Enrome LLP	3,905	1,898
Audit-Related Fees(2)
- KPMG Huazhen LLP	—	—
- Marcum Asia CPAs LLP	—	—
- Enrome LLP	—	—
Other Fees(3)
- KPMG Huazhen LLP	510	—
- Marcum Asia CPAs LLP	43	—
- Enrome LLP	—	—
Total	13,604	1,898

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report. However, subsequent to year ended December 31, 2024, we purchased our Class A Ordinary shares pursuant to a previously announced share repurchase plan under Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Repurchase Plan"), as follow:

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess, and manage potential and existing cybersecurity threats. We have a strong inhouse IT and cybersecurity department that identifies, assesses, and manages cybersecurity risks on a daily basis. We have ensured that our employees have full access to the basic knowledge and principles of information security, established a sound responding process and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of the enterprise, employees and customers, making sure information and data can only be obtained and used when necessary.

We strive to ensure the highest standards and procedures to protect data and information security for our users. We will continue to apply advanced security technologies to ensure the safety of users and contribute to the healthy development of the information security ecosystem.

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2024, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Tenth Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.2*	Description of Securities
4.1	Underwriting Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 to the Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
10.1*	2023 Employee Share Option Plan
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	PFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	PFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DDC Enterprise Limited

/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: May 15, 2025

DDC Enterprise Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

DDC Enterprise Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DDC Enterprise Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company incurred a net loss of RMB157 million, and net cash used in operating activities of RMB112.9 million. As of December 31, 2024, the Company had an accumulated deficit of RMB1.81 billion, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

May 15, 2025

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2(h)	78,790,697	60,957,156	8,351,096
Restricted cash	2(i)	497,108	-	-
Short-term investment	4	104,086,826	130,055,727	17,817,562
Accounts receivable, net	5	29,508,542	33,146,088	4,540,995
Inventories, net	6	9,984,100	4,719,804	646,610
Prepayments and other current assets	7	97,589,397	148,267,234	20,312,528

Total current assets		320,456,670	377,146,009	51,668,791

Non-current assets
Long-term investments	8	14,136,050	8,490,163	1,163,148
Property, plant and equipment, net	9	603,035	573,775	78,607
Operating lease Right-of-use assets	15	6,169,983	5,154,258	706,130
Intangible assets, net	10	9,426,569	10,894,989	1,492,607
Goodwill	11	40,407,135	26,638,707	3,649,488
Other non-current assets	12	43,150,129	56,319,547	7,715,746

Total non-current assets		113,892,901	108,071,439	14,805,726

Total assets		434,349,571	485,217,448	66,474,517

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	13	19,500,000	50,500,000	6,918,472
Current portion of long-term bank borrowings	13	1,993,168	792,548	108,579
Accounts payable		20,793,699	24,308,952	3,330,313
Contract liabilities	25	13,773,974	12,377,171	1,695,665
Shareholder loans, at amortized cost	17	26,150,243	84,342,862	11,554,925
Amounts due to related parties	27	17,605,694	491,089	67,279
Accrued expenses and other current liabilities	14	168,952,161	192,237,718	26,336,458
Current portion of lease liabilities	15	2,590,785	2,037,862	279,186
Current portion of finance lease liabilities	15	103,310	29,847	4,089
Convertible loans, at fair value	17	6,372,830	-	-
Convertible loans, at amortized cost	17	3,541,350	3,500,000	479,498

Total current liabilities		281,377,214	370,618,049	50,774,464

Non-current liabilities
Long-term bank borrowings	13	5,519,461	4,463,550	611,504
Operating lease liabilities	15	4,045,089	3,584,743	491,108
Finance lease liabilities	15	37,411	-	-
Warrant liabilities	21	87,279	-	-
Shareholder loans, at amortized cost	17	56,928,815	-	-
Convertible loans, at fair value	17	7,964,014	10,076,081	1,380,417
Convertible loans, at amortized cost	17	3,500,000	-	-
Deferred tax liabilities	23	3,827,489	3,798,357	520,373
Other non-current liabilities	20	10,405,554	10,405,554	1,425,555

Total non-current liabilities		92,315,112	32,328,285	4,428,957

Total liabilities		373,692,326	402,946,334	55,203,421

Commitments and contingencies (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Shareholders’ equity
Class A ordinary shares (US$0.016 par value per share, 55,248,154 shares and 200,000,000 shares authorized as of December 31, 2023 and 2024, 20,028,168 shares and 78,754,222 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	18	2,230,296	8,984,639	1,230,890
Class B ordinary shares (US$0.016 par value per share, 875,000 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	18	96,589	96,589	13,233

Additional paid-in-capital		1,816,654,303	1,984,763,325	271,911,461
Accumulated deficit		(1,644,382,306)	(1,814,578,760)	(248,596,271)
Accumulated other comprehensive loss		(135,581,744)	(131,840,166)	(18,062,029)
Total shareholders’ equity attributable to DDC Enterprise Limited		39,017,138	47,425,627	6,497,284

Non-controlling interest		21,640,107	34,845,487	4,773,812

Total shareholders’ equity		60,657,245	82,271,114	11,271,096

Total liabilities and shareholders’ equity		434,349,571	485,217,448	66,474,517

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Years Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Revenues:
Product revenues	25	176,420,393	204,595,102	273,206,704	37,429,165
Service revenues	25	1,298,631	886,802	127,253	17,434
Revenues from collaborative arrangements	25	1,867,042	-	-	-
Total revenues		179,586,066	205,481,904	273,333,957	37,446,599

Cost of products		(134,462,728)	(153,316,804)	(195,559,129)	(26,791,492)
Cost of services		(1,196,469)	(709,787)	(132,136)	(18,103)
Total cost of revenues		(135,659,197)	(154,026,591)	(195,691,265)	(26,809,595)

Gross profit		43,926,869	51,455,313	77,642,692	10,637,004

Operating expenses:
Fulfilment expenses		(10,630,884)	(7,315,978)	(7,969,100)	(1,091,762)
Sales and marketing expenses		(20,763,218)	(17,440,192)	(20,916,582)	(2,865,560)
General and administrative expenses		(53,543,862)	(82,460,706)	(99,124,765)	(13,580,037)
Impairment loss on goodwill		-	(6,592,220)	(67,932,627)	(9,306,732)
Share based compensation	20	(38,993,201)	(83,863,299)	(19,143,702)	(2,622,676)
Total operating expenses		(123,931,165)	(197,672,395)	(215,086,776)	(29,466,767)

Loss from operations		(80,004,296)	(146,217,082)	(137,444,084)	(18,829,763)

Interest expenses		(30,826,950)	(12,178,668)	(16,738,971)	(2,293,230)
Interest income		465,162	2,562,605	3,248,285	445,013
Foreign currency exchange (loss)/gain, net		671,007	(66,798)	16,927	2,319
Impairment loss for equity investments accounted for using measurement alternative	8	(22,705,285)	(8,288,296)	(5,645,887)	(773,483)
Gain from deconsolidation of VIEs	1	13,543,650	134,665	-	-
Other income		1,599,746	421,449	1,912,396	261,997
Other expenses, net	22	-	(10,440,057)	-	-
Changes in fair value of financial instruments	21	(1,875,889)	17,101,260	4,803,913	658,133

Loss before income tax expenses		(119,132,855)	(156,970,922)	(149,847,421)	(20,529,014)

Income tax expense	23	(3,115,753)	(5,004,766)	(7,143,653)	(978,676)
Net loss		(122,248,608)	(161,975,688)	(156,991,074)	(21,507,690)

Accretion of redeemable convertible preferred shares to redemption value		(109,089,609)	(110,112,796)	-	-
Net loss attributable to ordinary shareholders		(231,338,217)	(272,088,484)	(156,991,074)	(21,507,690)

Net (loss)/income attributable to non-controlling interest		(222,968)	4,366,045	13,205,380	1,809,130

Net loss attributable to DDC Enterprise Limited		(231,115,249)	(276,454,529)	(170,196,454)	(23,316,820)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

		For the Years Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Other comprehensive (loss)/income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes		(120,532,078)	(52,845,568)	(4,764,464)	(652,729)
Net unrealized gains on available-for-sale debt Securities		-	396,098	8,506,042	1,165,323

Total other comprehensive (loss)/income		(120,532,078)	(52,449,470)	3,741,578	512,594

Comprehensive loss:		(351,870,295)	(324,537,954)	(153,249,496)	(20,995,096)
Comprehensive (loss)/income attributable to non-controlling interests		(222,968)	4,366,045	13,205,380	1,809,130

Comprehensive loss attributable to DDC Enterprise Limited		(351,647,327)	(328,903,999)	(166,454,876)	(22,804,226)

Net loss per ordinary share
— Basic and diluted – Class A	24	(42.32)	(38.29)	(4.82)	(0.66)
— Basic and diluted – Class B		-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	24	5,461,443	7,219,584	35,334,758	35,334,758
— Basic and diluted – Class B		875,000	875,000	875,000	875,000

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

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
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
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

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non-redeemable non-controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	equity/(deficit)	interest	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	20,028,168	2,230,296	875,000	96,589	-	-	1,816,654,303	(1,644,382,306)	(135,581,744)	39,017,138	21,640,107	60,657,245
Issuance of class A ordinary shares	4,982,143	573,018	-	-	-	-	14,882,042	-	-	15,455,060	-	15,455,060
Convertible Notes transferred to class A ordinary shares	7,147,205	822,032	-	-	-	-	9,352,347	-	-	10,174,379	-	10,174,379
Certain liabilities transferred to class A ordinary shares	45,020,797	5,178,041	-	-	-	-	76,765,416	-	-	81,943,457		81,943,457
Share-based compensation	-	-	-	-	-	-	19,143,702	-	-	19,143,702	-	19,143,702
Business combination	1,575,909	181,252	-	-	-	-	47,965,515	-	-	48,146,767		48,146,767
Net loss	-	-	-	-	-	-	-	(170,196,454)	-	(170,196,454)	13,205,380	(156,991,074)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	3,741,578	3,741,578	-	3,741,578

Balance as of December 31, 2024	78,754,222	8,984,639	875,000	96,589	-	-	1,984,763,325	(1,814,578,760)	(131,840,166)	47,425,627	34,845,487	82,271,114
Balance as of December 31, 2024 (US$) Note 2(f) (Unaudited)	78,754,222	1,230,890	875,000	13,233	-	-	271,911,461	(248,596,271)	(18,062,029)	6,497,284	4,773,812	11,271,096

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Operating activities:
Net loss	(122,248,608)	(161,975,688)	(156,991,074)	(21,507,690)
Adjustments to reconcile net loss to net cash provided by operating activities
Extinguishment losses, net	-	10,440,057	-	-
Termination of franchise agreement	-	11,005,303	-	-
Impairment for intangible assets	-	-	18,720,464	2,564,693
Accretion of interest expenses on loans at amortized cost	18,795,751	-	-	-
Accretion of interest expenses on cash consideration payable for Lishang acquisition	185,012	-	-	-
Depreciation and amortization	3,544,322	6,107,400	4,673,551	640,274
Allowance of accounts receivable	5,334,098	3,481,333	3,100,973	424,832
Allowance of other current assets	4,262,335	-	4,031,676	552,337
Loss from disposal of property and equipment	13,748	-	-	-
Provision of inventories to net realizable value	149,075	802,807	4,887,040	669,522
Unrealized foreign currency exchange (gain)/loss, net	(671,007)	66,797	(16,927)	(2,319)
Changes in fair value of financial instruments	1,875,889	(17,101,260)	(4,803,913)	(658,133)
Changes in fair value of contingent consideration payables	(92,796)	-	-	-
Impairment loss for goodwill	-	6,592,220	67,932,627	9,306,732
Impairment loss for other equity investments accounted for using Measurement Alternative	22,705,285	8,288,296	5,645,887	773,483
Share-based compensation	38,993,201	83,863,299	19,143,702	2,622,676
Gain from deconsolidation of VIEs	(13,543,650)	(134,665)	-	-
Deferred tax benefit	(601,737)	(1,255,808)	(5,173,726)	(708,798)

Changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs:
Accounts receivable, net	(21,010,479)	(4,487,704)	(4,493,100)	(615,552)
Inventories	3,094,089	(955,200)	4,141,620	567,400
Prepayments and other current assets	11,254,698	(53,940,356)	(70,189,761)	(9,615,958)
Other non-current assets	(32,746,114)	(5,487,600)	(12,922,095)	(1,770,320)
Accounts payable	667,966	524,686	(9,357,338)	(1,281,950)
Contract liabilities	4,943,301	4,802,774	(1,396,803)	(191,361)
Operating lease liabilities	1,000,658	(2,364,187)	(1,124,143)	(154,007)
Accrued expenses and other current liabilities	37,011,898	22,376,950	21,284,152	2,915,915

Net cash used in operating activities	(37,083,065)	(89,350,546)	(112,907,188)	(15,468,224)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Investing activities:
Purchase of property and equipment	(191,634)	(201,699)	(380,698)	(52,155)
Net proceeds from disposal of property and equipment	-	62,551	75,795	10,384
Acquisition of short-term investments	-	(104,086,826)	-	-
Payment of a deposit for investments	-	(4,031,676)	-	-
Cash paid for acquiring a short-term investment	(348,230)	(17,688,930)	-	-
Payment of consideration payable resulted from acquisition of Yuli	-	(212,785)	-	-
Payment of consideration payable resulted from acquisition of Cook SF	-	(13,894,425)	-	-
Payment of consideration payable resulted from acquisition of Yunmao	-	-	-	-
Payment of consideration payable resulted from acquisition of Mengwei Stores	-	(551,641)	-	-
Payment of consideration payable resulted from acquisition of YJW	(1,500,000)	-	-	-
Payment of consideration payable resulted from acquisition of Lishang	(500,000)	(2,420,000)	-	-
Payment of consideration payable resulted from acquisition of Yai’s Thai	-	-	(12,036,695)	(1,649,020)
Cash acquired in business combinations (note 16)	2,223,351	7,916,556	1,484,570	203,385
Cash disposed upon deconsolidation of VIEs	(128,114)	(52,917)	-	-

Net cash used in investing activities	(444,627)	(135,161,792)	(10,857,028)	(1,487,406)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Financing activities:
Proceeds from IPO	-	213,168,986	-	-
Proceeds from individual investors	-	-	14,979,464	2,052,178
Proceeds from short-term bank borrowings	15,741,315	19,531,207	55,500,000	7,603,469
Repayment of short-term bank borrowings	(14,000,379)	(59,262,008)	(24,500,000)	(3,356,486)
Proceeds from long-term bank borrowings	870,031	5,642,555	38,087	5,218
Repayment of long-term bank borrowings	(651,669)	(2,392,934)	(2,421,458)	(331,738)
Proceeds from related parties’ loans	13,000,289	5,297,764	19,201,935	2,630,654
Repayment of related parties’ loans	(2,096,794)	(7,999,659)	(1,655,986)	(226,869)
Proceeds from shareholders’ loans	13,929,200	-	-	-
Repayment for shareholders’ loans	-	(13,929,200)	-	-
Issuance of convertible loans, net of issuance costs	17,411,500	29,685,273	19,237,039	2,635,464
Repayment of convertible loans	-	(3,482,300)	(541,306)	(74,159)
Proceeds from loans from employees and individuals	11,419,248	136,331,248	49,518,197	6,783,965
Repayment of loans from employees and individuals	(3,685,119)	(106,587,537)	(25,085,498)	(3,436,699)
Settlement of contingent payable for acquisition of Mengwei Stores	(585,473)	-	-	-

Net cash provided by financing activities	51,352,149	216,003,395	104,270,474	14,284,997

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,829,672	(9,107,882)	1,163,093	(145,725)

Net increase/(decrease) in cash, cash equivalents and restricted cash	19,654,129	(17,616,825)	(18,330,649)	(2,816,358)

Cash and cash equivalents, beginning of the year	13,493,501	26,801,767	78,790,697	11,097,438
Restricted cash, beginning of the year	63,757,000	70,102,863	497,108	70,016
Cash, cash equivalents and restricted cash at the beginning of the year	77,250,501	96,904,630	79,287,805	11,167,454

Cash and cash equivalents, end of the year	26,801,767	78,790,697	60,957,156	8,351,096
Restricted cash, end of the year	70,102,863	497,108	-	-
Cash, cash equivalents and restricted cash at the end of the year	96,904,630	79,287,805	60,957,156	8,351,096

Supplemental disclosure of cash flow information

Interest expenses paid	(4,906,616)	(14,095,688)	(9,553,499)	(1,308,824)
Income tax paid	(235,548)	(208,475)	-	-

Supplemental disclosure of non-cash flow information
Business acquisition by preferred shares	(1,398,431)	-	-	-
Business acquisition by ordinary shares	-	(12,040,885)	(48,146,767)	(6,596,080)
Business acquisition by share options	(18,492,454)	-	-	-
Right-of-use assets obtained in exchange for operating lease obligations	(3,228,307)	(2,423,083)	(1,612,783)	(220,950)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

DDC Enterprise Limited (Cayman)	Listed Entity
DDC Open Studio Limited (Cayman)	100% Direct Holdings
Perfect Foods Inc. (Cayman)	100% Direct Holdings
Grand Leader Technology Limited (Hong Kong)	100% Direct Holdings
DDC US Inc.	100% Direct Holdings
DDC Open Studio Media Limited (Hong Kong)	100% Indirect Holdings
Good Foods HK Limited (Hong Kong)	100% Indirect Holdings
Cook US LLC	100% Indirect Holdings
Cook San Francisco, LLC	100% Indirect Holdings
Lin’s Group Limited (Hong Kong)	51% Indirect Holdings
Shanghai Lashu Import and Export Trading Co., Ltd	100% Indirect Holdings
Shanghai DayDayCook Information Technology Co., Ltd	100% Indirect Holdings
Mengwei online store	Contractual control (on August 19, 2023 sold)
Hangzhou Jushi Cultural Media Co., Ltd.	67% Indirect Holdings
Chongqing DayDayCook E-commerce Co., Ltd.	100% Indirect Holdings
Quanzhou DayDayCook Food Co., Limited	60% Indirect Holdings
Shanghai Lishang Trading Limited	51% Indirect Holdings
Shanghai Youlong Industrial Co., Ltd.	100% Indirect Holdings
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.	60% Indirect Holdings
Quanzhou Weishi food Co., Limited	60% Indirect Holdings
Shanghai Yuli Development Limited	51% Indirect Holdings
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.	100% Indirect Holdings
Hangzhou Damao Technology Co., Ltd.	60% Indirect Holdings
Yai’s Thai, LLC	100% Indirect Holdings

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

On November 21, 2023, the Company completed its initial public offering (“IPO”) and issued 3,900,000 Class A ordinary shares for total amount of US$33.1 million. The Company received net amount of US$30.0 million in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million.

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

Risks in relation to the VIE structure

In the opinion of management, based on the legal opinion obtained from the Company’s local legal counsel, the ownership structures of the Company and its VIEs, do not and will not violate any applicable local laws, regulations, or rules currently in effect; the agreements among the Company, each of the VIEs and its nominee shareholders, governed by local laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable local laws, rules, and regulations currently in effect, both currently and immediately after giving effect to the listing in capital market, and do not and will not violate any applicable local laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that the Company and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of the Company;

●	discontinuing or restricting the operations;

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

●	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Company’s subsidiaries or the VIEs may not be able to comply;

●	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

●	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

●	taking other regulatory or enforcement actions that could be harmful to the business.

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

(b) Going concern

For the year ended December 31, 2024, the Company incurred a net loss of RMB157.0 million, and net cash used in operating activities of RMB112.9 million. As of December 31, 2024, the Company had an accumulated deficit of RMB1.81 billion, and cash and cash equivalents of RMB61.0 million. The Company will require additional liquidity to continue its operations over the next 12 months.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(f) Convenience translation

Translations of the consolidated financial statements from RMB into US$ for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US US$1.00=RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

(h) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. As of December 31, 2023 and 2024, cash and cash equivalents consist of cash on hand, cash at bank, demand deposits placed with commercial banks that are readily convertible to known amounts of cash, and certain amounts held in accounts managed by other financial institutions in connection with the provision of online and mobile commerce and related services. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

	As of December 31,
	2023	2024
	RMB	RMB
Cash on hand	149,614	-
Cash balances include deposits in:
Financial institutions in Chinese mainland
—Denominated in the US$	903	909
—Denominated in the RMB	3,952,852	2,945,163
Total cash balances held at the PRC financial institutions	3,953,755	2,946,072

Financial institutions in Hong Kong
—Denominated in the US$	71,740,457	57,595,332
—Denominated in the HK$	2,634,595	384,906
—Denominated in the RMB	1,513	1,549
Total cash balances held at Hong Kong financial institutions	74,376,565	57,981,787
Financial institutions in the United States
—Denominated in the US$	261,460	24,123
Total cash balances held at United States financial institutions	261,460	24,123
Online and mobile financial institutions in Chinese mainland
Denominated in the RMB	11,441	4,428
Online and mobile financial institutions in Hong Kong
Denominated in the HK$	35,497	746
Online and mobile financial institutions in the United States
Denominated in the US$	2,365	-
Total cash and cash equivalents held at online and mobile financial institutions	49,303	5,174

Total cash and cash equivalent balances held at financial institutions	78,641,083	60,957,156

Total cash and cash equivalent balances	78,790,697	60,957,156

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Restricted Cash

Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. As of December 31, 2023 and 2024, due to certain closed and pending legal proceedings, bank accounts with the balances of RMB497,108 and nil were frozen by the banks. Liabilities related to such legal proceedings were recorded in “Accrued expenses and other current liabilities” in the consolidated balance sheets as it is probable that the liabilities have been incurred and the amount of loss can be reasonably estimated.

	As of December 31,
	2023	2024
	RMB	RMB
Restricted Cash balances in:
Financial institutions in Chinese mainland
—Denominated in the RMB	497,108	-

Total Restricted Cash balances	497,108	-

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

(m) Long-term investments

The Company’s long-term investments include equity investments without readily determinable fair value.

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

Impairment of intangible assets recognized for the years ended December 31, 2022 2023 and 2024 was nil, nil and RMB18,720,464 respectively. (note 10)

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Revenue recognition

The Company’s revenue is recognized when control of the promised goods or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). The Company follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

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

(x) Sales and Marketing Expenses

Sales and marketing expenses mainly include app download promotion, social media platform and short video platform content marketing expenses, E-commerce platform promotion and channel promotion, including the commission of key opinion leader (“KOL”), payroll and related expenses for personnel engaged in sales and marketing activities, depreciation expenses relating to facilities and equipment used by those employees, lease costs of stores and facilities. The amount of advertising expenses incurred were RMB2.9 million, RMB1.7 million and RMB1.2 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(aa) Government grants

Government grants are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2022, 2023 and 2024, the Company received financial subsidies of RMB0.2 million, RMB0.1 million and RMB0.4 million, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded in other income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ac) Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Company is required to accrue these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the share based on the accrued amounts. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligation once the contributions have been paid. The total amounts for such employee benefits were RMB3.8 million, RMB2.2 million and RMB2.0 million for the years ended December 31, 2022, 2023 and 2024, respectively, and expensed in the period incurred.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of customers and suppliers

One customer individually represents greater than 10.0% of total revenues of the Company for the years ended December 31, 2024.

	For the Years Ended December 31,
	2022	2023	2024
	proportion of total revenues	proportion of total revenues	proportion of total revenues
Customer A	*	13.1%	22.1%

*	Less than 10.0% of the Company’s revenue in the respective years.

Three customers represent greater than 10.0% of total accounts receivable, net balance of the Company as of December 31, 2023 and 2024, respectively. Accounts receivable, net balances from these customers are as follows:

	As of December 31,
	2023	2024
	proportion of total accounts receivable, net balance	proportion of total accounts receivable, net balance
Customer A	16.7%	*
Customer B	15.5%	*
Customer C	*	24.3%
Customer D	12.3%	10.9%
Customer E	*	14.6%

*	Less than 10.0% of the Company’s accounts receivable, net in the respective years.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

Three suppliers, three suppliers and three suppliers represent greater than 10.0% of total purchases for the years ended December 31, 2022, 2023 and 2024, respectively. Purchase amounts from each supplier for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	proportion of total purchases	proportion of total purchases	proportion of total purchases

Supplier A	15.8%	*	*
Supplier B	14.9%	27.2%	21.8%
Supplier C	13.6%	19.9%	40.1%
Supplier D	*	10.5%	*

*	Less than 10.0% of the Company’s purchase amounts in the respective years.

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

The Company’s segment operating performance measure is segment adjusted net loss, which represents net income or loss before (a) depreciation of property, plant and equipment and amortization of intangible assets, and (b) interest income, interest expenses, other income, other expenses, net, and income tax expense. The following table presents information about adjusted net loss and a reconciliation from the segment adjusted loss to total consolidated loss from operations for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues:
Merchandise	177,864,489	205,481,904	273,333,957
Fresh products	1,721,577	-	-

Total segment revenues	179,586,066	205,481,904	273,333,957

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Adjusted net loss:
Merchandise	(78,972,163)	(146,284,520)	(135,315,447)
Fresh products	(1,315,348)	-	-
Total adjusted net loss	(80,287,511)	(146,284,520)	(135,315,447)

Depreciation and amortization expenses - Merchandise	(3,419,130)	(6,107,400)	(4,673,551)
Depreciation expenses - Fresh products	(125,192)	-	-
Unallocated allowance of accounts receivable, net	(5,334,098)	(1,978,793)	(3,100,973)
Unallocated interest expenses	(30,826,950)	(12,178,668)	(16,738,971)
Unallocated interest income	465,162	2,562,605	3,248,285
Unallocated foreign currency exchange (loss)/gain, net	671,007	(66,798)	16,927
Unallocated other income	1,599,746	421,449	1,912,396
Unallocated other expenses, net	-	(10,440,057)	-
Unallocated changes in fair value of financial instruments	(1,875,889)	17,101,260	4,803,913
Total consolidated loss before income tax expenses	(119,132,855)	(156,970,922)	(149,847,421)

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

No appropriation to the reserve fund was made by the Company’s PRC subsidiaries and VIEs, as these PRC Companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2022, 2023 and 2024.

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

In December 2023, the FASB issued ASU 2023-08,“Intangibles，Goodwill and Other-Crypto Assets (Subtopic 350-60). Accounting for and Disclosure of Crypto Assets” The amendments in this Update are effective for all entities for fiscal years beginning after December 15,2024, including interim periods within those fiscal years, Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). if an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period.

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

In March 2024, the FASB updated 2024-01 addresses the scope application of profits interest and similar awards under Topic 718, Compensation—Stock Compensation. This update improves the clarity and consistency in the application of the scope guidance for profits interest and similar awards. This update adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted for in accordance with Topic 718. Profits interest awards are provided to employees or nonemployees to align compensation with an entity’s operating performance and provide holders with the opportunity to participate in future profits and/or equity appreciation. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted. The Group does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In March 2024, the FASB updated 2024-02 focuses on removing references to the Concepts Statements within the FASB Accounting Standards Codification. This update improves the clarity and relevance of the Codification by eliminating unnecessary references to the Concepts Statements. The update removes references to various Concepts Statements that are extraneous and not required to understand or apply the guidance. In some instances, these references were used in prior Statements to provide guidance in certain topical areas. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for public business entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early application is permitted. The Group does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB updated 2024-03 focuses on the disaggregation of income statement expenses to provide more detailed and transparent financial reporting. This update enhances the relevance and usefulness of financial information by requiring entities to disaggregate specific income statement expenses. Entities must disclose the nature and amount of significant expense categories, such as employee compensation, depreciation, and amortization, separately in the income statement or in the notes to the financial statements. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB updated 2024-04 addresses the accounting for induced conversions of convertible debt instruments. This update improves the relevance and consistency in the application of the induced conversion guidance in Subtopic 470-20. Clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. An inducement offer must provide the debt holder with, at a minimum, the consideration issuable under the conversion privileges provided in the terms of the instrument. This update applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. Effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	78,790,697	60,957,156
Restricted cash	497,108	-

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	79,287,805	60,957,156

4. SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Cost	103,690,728	121,549,685
Unrealized gain	396,098	8,506,042

Aggregate fair value	104,086,826	130,055,727

The Company’s short-term investment represents subscription of participating shares in a segregated portfolio Company (“the Funds”) with a total subscription amount of RMB104 million and RMB 121.5 million (US$17.2 million) as of December 31, 2023 and 2024, respectively. The Funds were redeemable upon demand at the net asset value of the Fund. The Funds primarily invests in US Treasuries and cash management product. For the years ended December 31, 2022, 2023 and 2024, there were no gross unrealized holding losses.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	31,487,335	36,159,165
Less: allowance for credit losses	(1,978,793)	(3,013,077)

Accounts receivable, net	29,508,542	33,146,088

The movement of the allowance for credit loss is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	(1,978,793)

Current period provision	(5,334,098)	(3,481,333)	(3,100,973)
Write-offs	5,334,098	1,502,540	2,066,689

Balance at the end of the year	-	(1,978,793)	(3,013,077)

As of report date, approximately 83.2% of the Company’s net accounts receivable balance at December 31, 2024 have been subsequently collected.

6. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	182,882	-
Finished goods	10,478,683	6,001,646
Less: allowance for provision	(677,465)	(1,281,842)

Inventories, net	9,984,100	4,719,804

The movement of the allowance for inventory valuation is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	(59,960)	(181,499)	(677,465)

Current year provision	(149,075)	(802,807)	(4,887,040)
Write-downs	27,536	306,841	4,282,663

Balance at the end of the year	(181,499)	(677,465)	(1,281,842)

Write-downs of RMB27,536, RMB306,841 and RMB4,282,663 were made to the inventories and recorded in cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Provisions of RMB149,075, RMB802,807 and RMB4,887,040 were made to the inventories for the year ended December 31, 2022, 2023 and 2024.

For the years ended December 31, 2022, 2023 and 2024, the Company received insurance proceeds of RMB0.5 million, nil and nil for claims of unharvested crop. These insurance proceeds are included as a reduction to “cost of revenues” in the consolidated statements of operations and comprehensive loss.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Receivables of supplier rebates-current	2,039,621	2,089,621
Value-added tax recoverable	248,801	778,503
Prepayment for short-term investment	17,688,930	-
Receivables of government grants	2,023,502	-
Deposits	5,878,679	5,762,505
Advances to suppliers	16,988,630	27,423,181
Advances for stock repurchase	1,770,675	-
Advances for financing services	2,090,000	-
Prepayments and other receivables due from YJW and KeKe - current	35,833,936	69,869,229
Other receivables due from individuals	8,470,589	13,831,607
Other receivables due from 3rd parties	-	22,991,831
Other receivables	4,556,034	5,520,757

Total	97,589,397	148,267,234

7. PREPAYMENTS AND OTHER CURRENT ASSETS (cont.)

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	4,262,335	-	-
Write-offs	(4,262,335)	-	-

Balance at the end of the year	-	-	-

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Measurement alternative method
PFI Food Industries Limited	14,136,050	8,490,163

Long-term investments	14,136,050	8,490,163

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

After obtaining equity interests in PFI Foods, the Company does not have significant influence over PFI Foods and elected to measure investment in PFI Foods, without a readily determinable fair value, at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2023 and 2024, the Company made a qualitative assessment and considered there were impairment indicators that investment in PFI Foods were impaired as of December 31, 2023 and 2024, respectively, as it was significantly behind the forecasted revenue growth target and there has been a declining trend of the plant-based meat industry performance. In determining the fair value of the investment in PFI Foods, the Company made estimates and judgments regarding the cash flow forecasts of PFI Foods, the weighted average cost of capital of 13.2% (2023: 14.6%, 2022: 15.2%) and the discount for lack of marketability of 20.0% (2023: 20.0%, 2022: 20.0%) applied to the projected cash flows with the assistance of an independent valuation firm. As a result, the investment in PFI Foods was written down to its fair value and the difference of RMB22,705,285, RMB7,934,161 and RMB5,645,887 between its fair value and the carrying value as of December 31, 2022, 2023 and 2024 was included in “impairment loss for equity investments accounted for using measurement alternative” in the consolidated statements of operations and comprehensive loss for the years ended 2022, 2023 and 2024, respectively.

On May 26, 2022, the Company purchased 431 series seed preferred shares from Good Food Technologies (Cayman) Limited (“Good Food”) for a cash consideration of US$0.1million (equivalent to RMB0.7 million), for 1.43% equity interests. The Company does not have significant influence over Good Food and elected to measure the equity investment without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2022 and 2023, the Company made a qualitative assessment and considered there were impairment indicators that investment in Good Food was impaired as of December 31, 2023, as it suffered significant loss and the net liabilities amounting to approximately RMB13.6 million. As a result, the investment in Good Food was written down to nil as of December 31, 2023.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Electronic equipment	3,403,193	3105,645
Office equipment and other	4,241,801	4,272,163
Operating equipment	335,758	340,768
Leasehold improvement	2,695,298	2,806,798

Property, plant and equipment	10,676,050	10,525374

Less: Accumulated depreciation	(10,073,015)	(9,951,599)

Total	603,035	573,775

Depreciation expenses on property, plant and equipment were allocated to the following expense items:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Cost of revenues	121,565	67,992	-
Sales and marketing expenses	192,728	59,465	100,719
General and administrative expenses	111,295	252,219	263,649

Total depreciation expenses	425,588	379,676	364,368

10. INTANGIBLE ASSETS, NET

Intangible assets represent franchise agreements, customer relationship, brand name and distributor channel acquired through business combinations, initially recognized and measured at fair value upon acquisitions and amortized on a straight-line basis over their respective estimated useful lives.

The following table summarizes the Company’s intangible assets, as of December 31, 2023 and 2024.

	As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Termination Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Franchise agreement - Yunmao	19,900,000	(8,894,697)	(11,005,303)	-	11
Customer relationship - YJW	2,300,000	(520,239)	-	1,779,761	7
Customer relationship - KeKe	1,000,000	(226,190)	-	773,810	7
Customer relationship - Lishang	1,500,000	(500,000)	-	1,000,000	5
Customer relationship - Lin’s	339,470	(130,132)	-	209,338	5
Brand name - Lin’s	213,096	(81,691)	-	131,405	5
Customer relationship -Yuli	2,400,000	(300,000)	-	2,100,000	4
Brand name - Cook SF	3,612,900	(180,645)	-	3,432,255	10
Total	31,265,466	(10,833,594)	(11,005,303)	9,426,569

	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Customer relationship - YJW	2,300,000	(848,810)	-	1,451,190	7
Customer relationship - KeKe	1,000,000	(369,047)	-	630,953	7
Customer relationship - Lishang	1,500,000	(800,000)	(700,000)	-	5
Customer relationship - Lin’s	339,470	(198,026)	(141,444)	-	5
Brand name - Lin’s	213,096	(124,310)	(88,786)	-	5
Customer relationship -Yuli	2,400,000	(900,000)	(1,500,000)	-	4
Brand name - Cook SF	3,612,900	(541,935)	(3,070,965)	-	10
Brand name – Yai’s Thai	884,173	(279,480)	(362,816)	241,877	2.9
Customer relationship -Yai’s Thai	23,613,894	(2,186,472)	(12,856,453)	8,570,969	9.9
Total	35,863,533	(6,248,080)	(18,720,464)	10,894,989

10. INTANGIBLE ASSETS, NET (cont.)

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

Brand name — Yai’s Thai was generated from the acquisition of Yai’s Thai in 2024, representing the right granted to the Company to use the brand name through Yai’s Thai acquired (note 16).

Customer relationship — Yai’s Thai was generated from the acquisition of Yai’s Thai in 2024, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Yai’s Thai acquired (note 16).

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB3,118,734, RMB3,020,920 and RMB4,309,183 for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment for intangible assets recognized as general and administrative expenses were nil, nil and RMB18,720,464 for the years ended December 31, 2022, 2023 and 2024, respectively.

10. INTANGIBLE ASSETS, NET (cont.)

As of December 31, 2024, the estimated amortization expense for the next five years is as follows:

For the Years Ending December 31,	RMB

2025	1,547,480
2026	1,545,447
2027	1,425,525
2028	1,425,525
2029	954,097
2030 and thereafter	3,996,915

11. GOODWILL

For the years ended December 31, 2023 and 2024, the changes in the carrying value of goodwill by reporting units are as follows:

RMB

Balance as of January 1, 2023	18,769,688
Additions	29,865,098
Decrease due to deconsolidation of Mengwei	(1,635,431)
Impairment for goodwill of Cook SF	(6,592,220)

Balance as of December 31, 2023 and January 1, 2024	40,407,135
Additions	54,164,199
Impairment for goodwill of Cook SF	(19,776,660)
Impairment for goodwill of Lin	(3,399,342)
Impairment for goodwill of Lishang	(3,212,770)
Impairment for goodwill of Yuli	(3,496,218)
Impairment for goodwill of Yai’s Thai	(32,498,519)
Impairment for goodwill of Yunmao	(5,549,118)
Balance as December 31, 2024	26,638,707

The movement of the impairment for goodwill is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	(6,592,220)

Current period provision	-	(6,592,220)	(67,932,627)

Balance at the end of the year	-	(6,592,220)	(74,524,847)

Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our individual operating segments.

The Company performed the impairment test for the goodwill and concluded that the impairment for goodwill of Cook SF, Lin, Lishang, Yuli, Yai’s Thai and Yunmao were noted as December 31, 2024. The impairment for the goodwill as of December 31, 2023 and 2024 was RMB6,592,220 and RMB74,524,847.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Account receivables of collaborative arrangement- non-current	622,347	1,811,146
Prepayments and other receivables due from YJW and KeKe-non-current	36,004,491	54,508,401
Receivables of supplier rebates-non-current	401,210	-
Prepaid consideration for potential acquisitions	4,031,676	-
Long-term deposits	2,090,405	-

Total	43,150,129	56,319,547

13. BANK BORROWINGS

	As of December 31,
	2023	2024
	RMB	RMB

Short-term bank borrowings	19,500,000	50,500,000

	As of December 31,
	2023	2024
	RMB	RMB

Long-term bank borrowings	7,512,629	5,256,098
Less: Current portion of long-term bank borrowings	(1,993,168)	(792,548)

Long-term borrowings, excluding current portion	5,519,461	4,463,550

13. BANK BORROWINGS (cont.)

Short-term bank borrowings

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

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 and would mature in July 2024, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000. The borrowing was fully repaid in July 2024.

In September 2023, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in September 2024, bearing an interest rate of 4.0% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2023, the outstanding amount was RMB3,000,000. The borrowing was fully repaid in September 2024.

In November 2023, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2,000,000 was drawn down from this facility in December 2023 and would mature in December 2024, which bore an interest rate of 3.05% per annum. The facility was guaranteed by Ms. Chen di, Mr. Zhang Yi. and pledged by the real estate of Mr. Zhang Yi. As of December 31, 2023, the outstanding amount was RMB2,000,000. The borrowing was fully repaid in December 2024.

In December 2023, Yuli entered into three one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in December 2024, bearing an interest rate of 4.05% per annum. As of December 31, 2023, the outstanding amount was RMB1,500,000. The borrowing was fully repaid in December 2024.

In January 2024, the Company entered into a one-year credit facility agreement with China Merchants Bank, which allows the Company to draw borrowings up to RMB10.0 million for general working capital purposes. RMB5.0 million was drawn down from this facility in February 2024 and would mature in February 2025, which bore an interest rate of 3.41% per annum. This facility was guaranteed by Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. The borrowing was fully repaid in May 2024.

In March 2024, Yunmao entered into a one-year loan agreements with Hangzhou United Bank, with total principal amount of RMB5,000,000 and would mature in March 2025, bearing an interest rate of 4.0% per annum. This facility was guaranteed by the Company. The borrowing was fully repaid in March 2025.

In April 2024, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in January 2025, bearing an interest rate of 3.5% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. The borrowing was fully repaid in January 2025.

In May 2024, the Company entered into a one-year loan agreement with Bank of Shanghai for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in May 2025, bearing an interest rate of 3.7% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. As of December 31, 2024, the outstanding amount was RMB10,000,000.

In June 2024, the Company entered into a one-year loan agreement with CIB for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in June 2025, bearing an interest rate of 3.15% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu. As of December 31, 2024, the outstanding amount was RMB10,000,000.

In September 2024, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in October 2025, bearing an interest rate of 4.8% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2024, the outstanding amount was RMB3,000,000.

13. BANK BORROWINGS (cont.)

In September 2024, Lishang entered into a one-year loan agreements with BOC, with total principal amount of RMB3,500,000 and would mature in September 2025, bearing an interest rate of 3.4% per annum. This facility was guaranteed by Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs . As of December 31, 2024, the outstanding amount was RMB3,500,000.

In November 2024, Yuli entered into a one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in November 2025, bearing an interest rate of 3.1% per annum. As of December 31, 2024, the outstanding amount was RMB1,500,000.

In December 2024, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB1,500,000 and would mature in December 2025, bearing an interest rate of 3.1% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi and Mr. Guo Yujie. As of December 31, 2024, the outstanding amount was RMB1,500,000.

The weighted average interest rate for short-term borrowings as of December 31, 2023 and 2024 were approximately 4.3% and 3.7%, respectively.

Long-term bank borrowings

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470). HK$274,485 (equivalent to RMB254,173) was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$274,485 (equivalent to RMB254,173) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,083,004 (equivalent to RMB1,002,862).

In September 2022, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB300,000 and would mature in September 2024, bearing an interest rate of 17.82% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB150,000 and RMB112,500 were repaid in 2023 and 2024, respectively. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB112,500 was classified as “current portion of long- term bank borrowings” on the consolidated balance sheets and the remaining outstanding long-term bank borrowings and interest balance was nil. As of December 31, 2024, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

In October 2022, RMB70,000 was drawn from the July 2022 credit facility agreement facility and would mature in October 2024, and the outstanding principal thereon of this facility shall be repaid by 24 equal monthly instalments. RMB35,000 and RMB29,167 was repaid in 2023 and 2024, respectively. As of December 31, 2023, balance of RMB29,167 repayable within the next twelve months was classified as “current portion of long-term bank borrowings” and the remaining outstanding long-term bank borrowings balance was nil. As of December 31, 2024, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

13. BANK BORROWINGS (cont.)

From October to December 2022, the Company entered into a number of two-year loan agreements with WeBank for general working capital purposes, with total principal amount of RMB170,062 and would mature from October to December 2024, bearing an interest rate of 12.96% - 17.82% per annum. The loans were guaranteed by Ms. Wang Xiaoxiao. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB85,031 and RMB76,694 were repaid in 2023 and 2024, respectively. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB76,694 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets and the remaining outstanding long-term bank borrowings balance was nil. As of December 31, 2024, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

In June 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB330,000 and would mature in June 2025, bearing an interest rate of 9.72% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB47,143 and RMB188,571 were repaid in 2023 and 2024. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB188,571 was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB94,286. As of December 31, 2024, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB94,286 was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was nil.

In July 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB1,200,000 and would mature in July 2025, bearing an interest rate of 12.24% per annum. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB114,286 was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB685,715 was classified as “current portion of long- term bank borrowings” on the consolidated balance sheets. The remaining outstanding long- term bank borrowings and interest balance was RMB399,999. As of December 31, 2024, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2033, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) and HK$387,514 (equivalent to RMB358,838) was repaid in 2023and 2024. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908). As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$387,514 (equivalent to RMB358,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,711,924 (equivalent to RMB3,437,242).

In September 2014, Cook SF entered into a five-year term facility with Beneficial State Bank (“BSB”), which allows the Company to draw borrowings up to US$100,000 for business purposes. In March 2020, the facility was extended to December 3, 2025 and allows the Company to draw borrowings up to US$199,547 for business purposes, at an interest rate of 4% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 60 equal monthly instalments since April 12, 2020. This facility was guaranteed by Ms. Nona Lim and Mr. Derek Kennedy. As of July 1, 2023 (the acquisition date), US$125,051 (equivalent to RMB871,518) was repaid, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$41,911 (equivalent to RMB302,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$32,585 (equivalent to RMB235,451). US$20,741 (equivalent to RMB146,112) was repaid in the second half of 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$42,770 (equivalent to RMB302,928) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$10,984 (equivalent to RMB77,798). As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$9,881 (equivalent to RMB71,029) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets. The remaining outstanding long-term bank borrowings balance was nil.

In December 2024, the Company entered into a number of three-year loan agreements with WeBank for general working capital purposes, with total principal amount of RMB38,087 and would mature in December 2027, bearing an interest rate of 22.27% - 32% per annum. The loans were guaranteed by Ms. Wang Xiaoxiao. The outstanding principal thereon of this loan shall be repaid by 36 equal monthly instalments. RMB417 was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB14,223 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB23,447 as of December 31, 2024.

13. BANK BORROWINGS (cont.)

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2024 are as follows:

For the Years Ending December 31,	RMB

2025	792,548
2026	624,734
2027	624,734
2028	613,011
2029	487,825
2030 and thereafter	2,113,246
Total	5,256,098

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB

Salary and welfare payables	5,534,691	9,989,510
Payable for acquisition of Lishang and Lin**	880,291	880,291
Payable for acquisition of Yuli and Cook SF	4,454,293	4,454,293
Payable for acquisition compensation	-	1,437,680
Loans from employees *	20,936,432	13,531,170
Loans from individuals *	19,752,448	5,856,408
Loans from 3rd parties	2,531,534	13,746,304
Deposits from suppliers	773,826	908,489
Tax payables	62,003,708	90,197,285
Interest payables	11,393,183	18,335,411
Professional service fees	27,720,955	16,533,838
Accrued utilities and other expenses	12,970,800	16,367,039

Total	168,952,161	192,237,718

*	Loans borrowed from third party individuals and employees are for general working capital use and repayable on demand.

**	In connection with acquisition of Lin’s in 2022, the purchase consideration includes 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the founder of Lin’s and the fair value of preferred shares to be issued was recorded as a liability. In April 2023, the Company and the founder agreed a modification that the 11,938 Series C-1 redeemable convertible preferred shares to be replaced by 11,938 number of share options granted to the founder of Lin’s with an exercise price of US$0.0016 per share. These share options shall be exercisable upon an exercise event which is a public offering or other form of listing, regardless of grantee’s engagement status with the Company in 10 years.

15. LEASES

The Company leases its offices, warehouses and equipment under non-cancellable lease agreements that are classified as operating leases. The Company also has equipment that is leased under non-cancelable finance lease. The following table presents balances reported in the consolidated balance sheet related to the Company’s leases as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease Right-of-use assets	6,169,983	5,154,258

Operating lease liabilities – current	2,590,785	2,037,862
Operating lease liabilities – non-current	4,045,089	3,584,743

Total operating lease liabilities	6,635,874	5,622,605
Finance lease assets
Property, plant and equipment, at cost	335,758	340,768
Accumulated depreciation	(206,620)	(310,426)

Property, plant and equipment, net	129,138	30,342

Finance lease liabilities – current	103,310	29,847
Finance lease liabilities – non-current	37,411	-

Total finance lease liabilities	140,721	29,847

The following table presents operating lease cost reported in the consolidated statement of operations and comprehensive loss related to the Company’s leases for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease expenses:
Operating lease expenses	2,706,804	2,617,024
Short-term lease expenses	113,200	55,514
Total operating lease expenses	2,820,004	2,672,538

Finance lease expenses:
Amortization expenses	51,376	100,116
Interest expenses	7,158	7,227
Total finance lease expenses	58,534	107,343

Total lease expenses	2,878,538	2,779,881

Lease terms and discount rates are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Weighted average remaining lease term (years)
Operating leases	4.8	4.3
Finance leases	1.3	0.3
Weighted average discount rate
Operating leases	4.9%	4.8%
Finance leases	8.9%	8.9%

15. LEASES (cont.)

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2024 to the present value of its operating lease payments, including rental payments for lease renewal options the Company is reasonably certain to exercise:

For the Years Ending December 31,	Finance Lease	Operating Lease
	RMB	RMB
2025	30,068	2,223,594
2026	-	1,423,308
2027	-	535,030
2028	-	544,114
2029	-	424,114
2030 and thereafter	-	890,640
Total undiscounted ease payments	30,068	6,040,800
Less: imputed interest	(221)	(418,195)
Present value of lease liabilities	29,847	5,622,605

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,423,083	2,469.045
Operating cash outflows from finance leases (interest payments)	7,158	7,227
Financing cash outflows from finance leases	58,933	119,074

Non-cash information on lease liabilities arising from obtaining ROU assets
- Operating leases	2,423,082	1,612,783

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases
- Operating leases	-	145,523

The total amounts for subleases income included in other income were nil for the years ended December 31, 2023 and 2024, respectively.

As of December 31, 2024, the Company has no significant lease contract that has been entered into but not yet commenced.

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

In addition, the Company may be required to grant share options to the Lishang Seller which was accounted for as share-based compensation (note 20).

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

16. BUSINESS COMBINATION (cont.)

YJW and KeKe

On June 17, 2022 the Company formed two entities, Quanzhou DDC and Quanzhou Weishi with the Company and Mr. Zheng Dongfang holding the respective 60% and 40% equity interests. These entities were set up as the transferees of the YJW and the KeKe Target Assets.

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

16. BUSINESS COMBINATION (cont.)

Yai’s Thai, LLC (“Yai’s Thai”)

On December 26, 2023, the Company entered into a purchase agreement with shareholders of Yai’s Thai, Inc. to acquire its 100% interest of shares. Yai’s Thai operates the brand “Yai’s Thai”, a Thai American food brand selling curry and sauce products based in USA. This acquisition enables the Company to expand its customer base into the US market.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Yai’s Tai on February 1, 2024.

The subscription consideration includes cash consideration of US$1,674,461 (equivalent to RMB12.04 million), and payable consideration of US$6,697,842 (equivalent to RMB48.15 million) settled in certain ordinary shares.

As of December 31, 2024, the Company has paid all the cash consideration and issued certain ordinary shares.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	12,036,695
Consideration - Payable settled in certain ordinary shares	48,146,767

Total considerations	60,183,462

Less: Identifiable net assets acquired as of January 31, 2024
Cash and cash equivalents acquired in the business combination	1,484,570
Accounts receivable	2,245,419
Inventories	3,764,364
Other current assets	474,117
Property, plant and equipment	24,584
Intangible asset – Trade mark	884,173
Intangible asset – Customer relationship	23,613,894
Non-operating assets	247,324
Accounts payable	(12,872,591)
Other current liabilities	(8,701,997)
Deferred tax liabilities	(5,144,594)

Total identifiable assets acquired and liabilities assumed	6,019,263

Goodwill	54,164,199

The following unaudited pro forma financial information presents the total revenue and net loss of the Company in the aggregate assuming all the above acquisitions occurred as of January 1, 2022, 2023 and 2024, respectively.

	2022	2023	2024
	RMB	RMB	RMB

Revenue	231,912,739	222,220,917	276,481,235
Net loss	(121,922,472)	(161,289,907)	(111,164,391)

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

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

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

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

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

It was determined that there was no substantial change of terms in the fifth and sixth modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument. The balance as of December 31, 2023 and 2024 was RMB14,227,340 and RMB14,538,200, respectively.

As the Class A OS Warrant has not been exercised by 25 September 2023, the Class A OS Warrant expired on 25 September 2023.

November 2020 Shareholder Loan

In November 2020, the Company borrowed US$ denominated loans of US$0.7 million from one of the shareholders. The loans bear interest of 8% per annum. Upon the closing of the Series C-1 round of the Company, the lenders may at any time elect to request the Company for repayment of the loan and accrued interest. No payment was made before December 31, 2024, it was recorded as current liability at amortized cost and the balance as of December 31, 2023 and 2024 was RMB4,957,890 and RMB5,031,880, respectively.

February 2021 Shareholders Loan

In connection with the C-1 financing completed in February 2021, the Company issued certain shareholders’ loans to related investors. These loans bear a fixed interest rate of 8.0% per annum and are repayable within one year. In May 2022, the related investors except one investor, signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2024.

In June 2023, the related investors except three investors signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2025, The Company recorded February 2021 Shareholders Loan at amortized cost with the balances of RMB6,891,043 in current liabilities, and the balances of RMB56,928,815 in non-current liabilities as of December 31, 2023. The balance as of December 31, 2024 was RMB64,772,782.

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

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

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2021 Convertible Loan, the holder agreed with the Company to convert part of the loan with the carrying amount of RMB8.5 million into 340,365 class A ordinary shares at the conversion price of US$3.5 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2021 Convertible Loan of RMB8.5 million, resulting in an extinguishment loss of RMB 4.0 million (note 22).

As of December 31, 2023, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as non-current liability at amortized cost. As of December 31, 2024, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as current liability at amortized cost.

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

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

As of December 31, 2023, the May 2022 Convertible Loan was recorded as current liability at amortized cost with a balance of RMB3,541,350. As of December 31, 2024, the May 2022 Convertible Loan has been reclassified to other payables due to maturity.

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

In May 2024, the holder agreed with the Company to convert the loan with the principal plus interest of RMB4.1 million into 111,704 class A ordinary shares at the conversion price of US$5.1 per share.

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

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

As of December 31, 2023, The Company elected to record the December 2022 Convertible Loan at fair value with a balance of RMB6,354,057. As of December 31, 2024, the May 2022 Convertible Loan has been reclassified to other payables due to maturity.

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

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The Company elected to record the May&June 2023 Convertible Loans at fair value.

As the IPO completed in November 2023 is not a QIPO as defined by the original loan agreements, all Lenders except three converted their loans with the principal plus interest of RMB2.7 million and HK$0.9 million (equivalent to RMB0.8 million) into 148,520 class A ordinary shares at the conversion price of US$3.4 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the May&June 2023 Convertible Loans of RMB6.0 million (US$0.8 million), which resulted in an extinguishment loss of RMB0.03 million (US$0.005 million) (note 22).

As of December 31, 2023, RMB2,453,738 due to one lender was recorded as current liability at fair value, and it has been reclassified to other payables due to maturity as of December 31, 2024.

As of December 31, 2023 and 2024, RMB1,424,552 due to two lenders was recorded as non-current liability at fair value, respectively.

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

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2023 Convertible Loans, the employee converted the loan with the principal plus accrued interest of RMB0.3 million into 12,616 class A ordinary shares at the conversion price of US$3.4 per share, the individual converted the loan with the principal plus accrued interest of RMB0.5 million into 18,029 class A ordinary shares at the conversion price of US$3.97 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2023 Convertible Loans (note 22).

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

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

August & October 2024 Convertible Loans

In August and October 2024, the Company entered into a number of convertible loan agreements with certain individuals (“the Lenders”) for the aggregate principal amount of RMB10.6 million. Interest rates was 8% per annum and maturity dates are the second anniversary from the withdrawn date.

Loan conversion shall take place on the date of the corporate transaction. The conversion price is a price per share that equals to 70% of the average closing price of the Company’s shares over the 5 trading days preceding the conversion date, or a price per share of USD0.3, whichever is lower.

The Company elected to record the August & October 2024 Convertible Loans at fair value.

In December 2024, all Lenders converted their loans with the principal plus interest of RMB10.8 million into 7,035,501 class A ordinary shares at the conversion price ranging from US$1.9 to US$2.2 per share.

December 2024 Convertible Loans

In December 2024, the Company entered into a number of convertible loan agreements with certain individuals (“the Lenders”) for the aggregate principal amount of RMB8.7 million. Interest rates was 8% per annum and maturity dates are the second anniversary from the withdrawn date.

Loan conversion shall take place on the date of the corporate transaction. The conversion price is a price per share that equals to 70% of the average closing price of the Company’s shares over the 5 trading days preceding the conversion date, or a price per share of USD0.12, whichever is lower.

The Company elected to record the December 2024 Convertible Loans at fair value. The balance as of December 31, 2024 was RMB8,651,529.

17. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

As of December 31, 2023 and 2024, the balances of convertible loans and shareholder loans measured at amortized cost and fair value respectively, were summarized as below:

	As of December 31,
	At amortized cost		At fair value
	2023	2024	2023	2024
	RMB	RMB	RMB	RMB
Current:
January 2019 Shareholder Loan	14,301,310	14,538,200	-	-
November 2020 Shareholder Loan	4,957,890	5,031,880	-	-
February 2021 Shareholder Loan	6,891,043	64,772,782	-	-

Subtotal	26,150,243	84,342,862	-	-

May 2022 Convertible Loan	3,541,350	-	-	-
August 2022 Convertible Loan (i)			3,919,092
August 2021 Convertible Loan		3,500,000	-
May & June 2023 Convertible Loan (ii)	-	-	2,453,738	-

Subtotal	3,541,350	3,500,000	6,372,830	-

Total	29,691,593	87,842,862	6,372,830	-

Non-current:
February 2021 Shareholders Loan	56,928,815	-	-	-

Subtotal	56,928,815	-	-	-

August 2021 Convertible Loan	3,500,000	-	-	-
December 2022 Convertible Loan (iii)	-	-	6,895,363	-
May & June 2023 Convertible Loans (ii)	-	-	1,068,651	1,424,552
December 2024 Convertible Loan (iv)	-	-	-	8,651,529

Subtotal	3,500,000	-	7,964,014	10,076,081

Total	60,428,815	-	7,964,014	10,076,081

(i)	The aggregate unpaid principal balances of August 2022 Convertible Loan which was recorded at fair value option was RMB3,541,350 (US$500,000) and nil as of December 31, 2023 and 2024 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB377,742 (US$53,333) and nil as of December 31, 2023 and 2024, respectively.

(ii)	The aggregate unpaid principal balances of May & June 2023 Convertible Loans which was recorded at fair value option was RMB3,741,553 (US$518,211) and RMB1,169,693 (US$162,720) as of December 31, 2023 and 2024 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB72,981 (US$10,304) and RMB254,858 (US$35,454) as of December 31, 2023 and 2024, respectively.

(iii)	The aggregate unpaid principal balances of December 2022 Convertible Loan which was recorded at fair value option was RMB7,082,700 (US$1,000,000) and nil as of December 31, 2023 and 2024 respectively. The amount of the fair value carrying amount over and under the aggregate unpaid principal balance was RMB187,337 (US$26,450) and nil as of December 31, 2023 and 2024, respectively.

(iv)	The aggregate unpaid principal balances of December 2024 Convertible Loans which was recorded at fair value option was RMB8,678,280 (US$1,207,262) as of December 31, 2024. The amount of the fair value carrying amount under the aggregate unpaid principal balance was RMB26,751 (US$3,665) as of December 31, 2024.

18. ORDINARY SHARES

The Company was incorporated in April 2012. As of January 1, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,276,663.

In June 2022, two of the share options holders exercised their share options into 361,614 Class A ordinary shares (note 20).

As of December 31, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,638,277.

In October 2023, one of the Company’s registered shareholders surrendered 180,807 Class A ordinary shares and were issued the same number of share options at nominal exercise price which are only exercisable upon the completion of the Company’s qualified IPO (note 20).

In November 2023, in connection with the initial public offering completed, the Company:

(1)	Issued 3,900,000 Class A ordinary shares for US$33.1 million. The Company received net amount of US$30.0 million in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million

(2)	All of Redeemable Convertible Preferred Shares were converted into 4,507,844 Class A ordinary shares. The Company also issued 3,503,080 Class A ordinary shares to Redeemable Convertible Preferred Shareholders.

(3)	Series seed convertible preferred shareholders converted their series seed convertible preferred shares into 1,076,495 Class A ordinary shares.

(4)	Holders of 2020 Convertible Loan, August 2021 Convertible Loan, 2023 Convertible Loans converted into 1,387,250 Class A ordinary shares in total (note 17).

(5)	Issued 196,044 Class A ordinary shares in connection with acquire 100% interest in Cook San Francisco, LLC. (note 16).

As of December 31, 2023, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 20,028,168.

In February 2024, the Company issued 1,575,909 Class A ordinary shares in connection with acquire 100% interest in Yai’s Thai, LLC. (note 16)

In May 2024, August 2022 Convertible Loan was converted into 111,704 Class A ordinary shares by its holder. (note 17)

In June 2024, the Company issued 3,482,143 Class A ordinary shares for US$1.7 million to new investors. Certain creditors of the Company converted RMB34.2 million (USD4.8 million) owed by the Company into 5,970,683 Class A ordinary shares.

In August 2024, the Company issued 1,500,000 Class A ordinary shares for US$450,000 to a new investor. In August and October 2024, The Company issued Convertible Loans of USD1.5 million to certain individuals in total and the Convertible Loans were all converted to 7,035,501 Class A ordinary shares in December 2024. (note 17)

In December 2024, certain creditors (including related parties) of the Company converted USD6.6 million owed by the Company into 39,050,114 Class A ordinary shares.

As of December 31, 2024, the number of Company’s authorized Class A ordinary shares were 200,000,000 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 78,754,222.

In May 2019, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$1.0. The shareholder of Class B ordinary shares shall be entitled to ten votes for each share and only held by the Founder, not be entitled to dividends and distributions of the Company, and not be transferable, convertible or redeemable by the Company. Each Class B ordinary share shall automatically be cancelled by the Company immediately upon the consummation of a qualified IPO or the occurrence of any liquidation event. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023 and December 31, 2024.

19. SERIES SEED CONVERTIBLE PREFERRED SHARES

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

19. SERIES SEED CONVERTIBLE PREFERRED SHARES (cont.)

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

20. SHARE-BASED COMPENSATION

Share Incentive Plan

The Company’s shareholders and Board of Directors approved of employee option plans from 2014 to 2024 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). As of December 31, 2024, the Company authorized 5,200,000 share options under the Option Plan. Share options awarded under the Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$9.06. In addition, the share options can only be exercised and converted into shares upon the completion of Company’s qualified IPO and exercise event which is a public offering or other form of listing (“Exercise Event”), whichever is earlier, except for the modifications made in 2023 for two senior management members and 14,586 share options granted to one senior management member in 2023. Each share option has a contractual life of 10 years.

In connection with the acquisition of the 51% equity interest of Lishang in May 2022, the Company may be required to grant share options to Ms. Chen Di and two other her nominee shareholders (“the Lishang Seller”) at the end of each performance period, adjusted based on the achievement of Lishang’s revenue, gross profit and net profit for each of the four performance periods during May 1, 2022 to December 31, 2024, over the target performance. If the IPO does not occur by January 1, 2024, the Company is obliged to pay RMB3.5 million cash corresponding to 30,984 share options out of the total base number of 43,936 share options to be issued for the third performance period. If the IPO does not occur by January 1, 2025, the Company is obligated to deliver a fixed amount of RMB12.4 million cash in addition to the previous payment of RMB3.5 million, with all previously issued share options, if any, cancelled. In August 2023, the Company issued 16,972 share options to the Lishang Seller, based on the actual performances of Lishang for the first two performance periods up to December 31, 2022. As the Lishang Seller is required to continuously provide services to Lishang for no less than three years after the acquisition, and as the Company is obligated to deliver cash unless an IPO takes place, these share-based arrangements are accounted for as liability-classified award and were amortized over the service period of the Lishang Seller based on the cash amount to be paid the IPO does not occur. The compensation cost recognized in connection with this liability-classified award for the years ended December 31, 2023 and 2024 amounted to RMB10,405,554 respectively and was recognised as non-current liabilities.

As the IPO occurred in November 2023, the Company is not required to pay RMB3.5 million or RMB12.4 million any more. All share options will be settled in shares based on the actual performance during the performance periods. As of December 31, 2024, the Company has issued 271,549 share options to the Lishang Seller.

A summary of the share-based compensation activities for the years ended December 31, 2023 and 2024 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant- date/modification date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2023	1,140,920	4.8016	11.1808	7.04	12,756,547
Granted to employees, directors, consultants and senior management	759,605	4.2971	5.2321
Forfeited	(74,796)	5.1412	15.5963

Outstanding at December 31, 2023	1,825,729	4.5778	8.5249	7.61	15,564,202

Canceled	(169,801)	11.6762	5.6849
Outstanding at December 31, 2024	1,655,928	3.8499	8.8161	7.02	14,598,906
Vested and expected to vest as of December 31, 2023	1,655,928	3.8499	8.8161	7.02	14,598,906
Exercisable as of December 31, 2024	1,284,872	2.1511	9.8368	6.62	12,639,067

20. SHARE-BASED COMPENSATION (cont.)

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

The Company did not grant any options in 2024 and the fair values of the options granted in 2023 are estimated on the dates of grant or modification using the binomial option pricing model with the following assumptions used:

For the Years Ended December 31,
	2023	2024
Risk-free rate of return	3.56%-5.00%	-
Volatility	35.62-36.17%	-
Expected dividend yield	-	-
Exercise multiple	2.2-2.8	-
Fair value of underlying ordinary share	US$6.32 - US$13.04	-
Expected terms	10 years	-

As of December 31, 2023, the Company recognized compensation expenses of RMB77,619,967 in connection with the IPO completed, there were RMB32.0 million of unrecognized compensation expenses for non-vested options. The expense is expected to be recognized over a weighted average period of 3.42 years using the graded- vesting attribution method. The Company did not capitalize any of the compensation expenses as part of the cost of any asset for the year ended December 31, 2023.

As of December 31, 2024, the Company recognized compensation expenses of RMB19,143,702. The expense was recognized using the graded-vesting attribution method. The Company did not capitalize any of the compensation expenses as part of the cost of any asset for the year ended December 31, 2024.

21. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	-	-	87,279	87,279
Convertible loans	-	-	14,336,844	14,336,844

Total	-	-	14,424,123	14,424,123

	As of December 31, 2024			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Convertible loans	-	-	10,076,081	10,076,081

Total	-	-	10,076,081	10,076,081

21. FAIR VALUE MEASUREMENT (cont.)

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2022, 2023 and 2024:

Assets/(liabilities):

	Warrant liabilities*	Option liability*	Convertible loans	Contingent consideration payables	Prepaid forward contracts	Prepaid consideration for acquisitions	Payable for acquisition of Lin’s	Total Fair Value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	(8,531,114)	(17,632,261)	(6,072,237)	(644,437)	-	28,424,280	-	(4,455,769)
Additions	-	-	(10,446,900)	-	-	-	(1,398,431)	(11,845,331)
Fair value change	3,464,922	6,305,349	(1,714,334)	-	-	(9,931,826)	-	(1,875,889)
Change in fair value recognized in general and administrative expenses	-	-	-	92,796	-	-	-	92,796
Extinguishment upon contingent consideration readily to settle	-	-	-	551,641	-	-	-	551,641
Extinguishment upon purchase consideration settlement/readily to settle	-	-	-	-	-	(18,492,454)	-	(18,492,454)
Foreign exchange translation	(681,692)	(1,435,192)	(613,461)	-	-	-	-	(2,730,345)
Balance as of December 31, 2022	(5,747,884)	(12,762,104)	(18,846,932)	-	-	-	(1,398,431)	(38,755,351)
Additions	-	-	(29,690,163)	-	-	-	-	(29,690,163)
Fair value change	5,727,015	12,572,815	(1,235,513)	-	-	-	36,943	17,101,260
Extinguishment upon settlement	-	-	35,593,895	-	-	-	1,361,488	36,955,383
Foreign exchange translation	(66,410)	189,289	(158,131)	-	-	-	-	(35,252)

Balance as of December 31, 2023	(87,279)	-	(14,336,844)	-	-	-	-	(14,424,123)

Additions	-	-	(19,237,039)	-	-	-	-	(19,237,039)
Fair value change	-	-	4,716,634	-	-	-	-	4,716,634
Extinguishment upon conversion	-	-	9,432,067	-	-	-	-	9,432,067
Extinguishment upon reclassification	-	-	8,807,795	-	-	-	-	8,807,795
Extinguishment upon settlement	-	-	541,306	-	-	-	-	541,306
Extinguishment upon maturity	87,279	-	-	-	-	-	-	87,279

Balance as of December 31, 2024	-	-	(10,076,081)	-	-	-	-	(10,076,081)

*	The Option liability was expired in February 2023, the Class A OS Warrant was expired in September 2023.

21. FAIR VALUE MEASUREMENT (cont.)

Recurring

The Company measured the fair value of its warrant liabilities on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2023. The Company did not have warrant liabilities in 2024.

The Company estimated the fair values of warrant liabilities using the binomial option-pricing model with the assistance of an independent third-party valuation firm using the corresponding inputs in 2023:

As of December 31, 2023
March 2019 B-2 Warrant
Risk-free interest rate	3.92%-4.12%
Expected volatility	35.55%-41.61%
Dividend yield	0.00%
Remaining contractual life	Permanent
Fair value of the underlying preferred shares/ordinary shares	US$4.67

(1)	The risk-free interest rate within warrant liabilities was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term in effect at the valuation date.

(2)	The expected volatility was estimated based on the historical average volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant liabilities.

(3)	The determination of the fair value of the Company’s preferred shares and ordinary shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the warrant liabilities and option liability may materially differ from the recognized amount.

The fair value of the convertible loans measured at fair value was RMB14.3 million and RMB10.1 million (US$1.4 million) as of December 31, 2023 and 2024, respectively. The Company estimated the fair value of the convertible loans based on a probability-weighted analysis which included the discounted cash flows from the convertible loans and the value of the conversion option as determined by the binomial option pricing model. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the convertible loans may materially differ from the recognized amount. Interest expense on the Company’s fixed- rate debt is displayed separately from other changes in its fair value. The amount presented as interest expense is determined each period by applying the interest method using the effective interest rate on the debt at its issuance.

The Company did not transfer any financial assets or liabilities in or out of Level 3 during the years ended December 31, 2023 and 2024, respectively.

22. OTHER EXPENSES, NET

Other expenses, net for the year ended December 31, 2024 consisted of the following (for the years ended December 31, 2022 and 2023: nil and RMB10.4 million):

	For the years ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Extinguishment losses	-	10,440,057	-
Extinguishment gain	-	-	-
Excess of fair value of instruments issued over proceeds	-	-	-

Total	-	10,440,057	-

23. INCOME TAX

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

23. INCOME TAX (cont.)

As of December 31, 2022, 2023 and 2024, there were no retained earnings from consolidated level of all the PRC subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

The Company’s loss before income taxes by jurisdiction consisted of:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Chinese mainland	(5,321,124)	(26,949,379)	19,018,092
Hong Kong	(9,743,991)	(22,030,473)	(19,952,560)
Cayman Islands	(104,067,740)	(101,652,195)	(102,862,712)
United states	-	(6,338,875)	(46,050,241)

Total	(119,132,855)	(156,970,922)	(149,847,421)

For the years ended December 31, 2022, 2023 and 2024, the current income tax expense and deferred income tax expense/(benefit) which are included in the consolidated financial statements are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expense	3,717,490	6,260,574	12,317,379
Deferred tax expense/(benefit)	(601,737)	(1,255,808)	(5,173,726)

Total	3,115,753	5,004,766	7,143,653

Reconciliations of the differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows, respectively:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before income tax expense	(119,132,855)	(156,970,922)	(149,847,421)
PRC statutory tax rate	25%	25%	25%
Income taxes benefit computed at the statutory income tax rates	(29,783,214)	(39,242,730)	(37,461,855)
Effect of income tax rate difference in other jurisdictions	26,845,174	26,893,417	27,459,104
Non-deductible expenses	44,471,710	3,454,770	1,575,644
Non-taxable income	(19,374,945)	-	-
Small-scale and low-profit enterprises tax benefit	(1,037,984)	-	-
Change in valuation allowance on deferred tax assets	(18,004,988)	13,899,309	15,570,760

Total	3,115,753	5,004,766	7,143,653

23. INCOME TAX (cont.)

b) Deferred tax assets and deferred tax liabilities

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	53,929,686	48,654,043	36,324,122
Advertising expenses	408,763	-	-
Operating lease liabilities	1,435,780	603,937	513,936
Accrued expenses and other current liabilities	1,197,369	-	-
Less: Valuation allowance	(52,114,383)	(49,257,980)	(36,838,058)

Total deferred tax assets, net	4,857,215	-	-

Deferred tax liabilities:
Acquired intangible assets	(4,321,616)	(3,827,489)	(3,798,357)
Unrealized Income	(2,528,002)	-	-
Operating lease Right-of-use assets	(1,407,024)	-	-

Total deferred tax liabilities, net	(8,256,642)	(3,827,489)	(3,798,357)

Deferred tax liabilities, net	(3,399,427)	(3,827,489)	(3,798,357)

As of December 31, 2022, 2023 and 2024, the Company had net operating loss carry forwards of approximately RMB63.8 million, RMB89.2 million and RMB97.3 million (US$13.3 million), respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation.

23. INCOME TAX (cont.)

As of December 31, 2022, 2023 and 2024, the Company had net operating loss carry forwards of approximately RMB173.5 million, RMB135.7 million and RMB81.1 million (US$11.1 million), respectively, attributable to the PRC subsidiaries and the VIEs. The loss carried forward of the PRC companies will expire during the following periods from 2024 to 2030.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
2024	44,132,171	-	-
2025	60,945,797	60,945,797	-
2026	37,302,210	37,302,210	37,302,210
2027	23,478,321	23,478,321	23,478,321
2028	7,606,115	7,606,115	7,606,115
2029	-	6,393,258	6,393,258
2030	-	-	6,318,927

Total	173,464,614	135,725,701	81,098,831

The Company offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31,
	2023	2024
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets, net	-	-
Deferred tax liabilities, net	3,827,489	3,798,357

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

23. INCOME TAX (cont.)

As of December 31, 2022, 2023 and 2024, the valuation allowances of RMB52,114,383, RMB49,257,980 and RMB36,838,058 (US$5.1 million) were related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, all deferred tax assets of the Company are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized as of December 31, 2022, 2023 and 2024.

Changes in valuation allowance are as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	87,212,118	52,114,383	49,257,980
Decreases	(17,998,241)	(2,856,403)	(12,419,922)
Disposal	(17,092,747	-	-
Expired during year	(6,747)	-	-

Balance at the end of the year	52,114,383	49,257,980	36,838,058

c) Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will sustain, if examined by taxing authorities.

As of December 31, 2022, 2023 and 2024, the amounts of unrecognized tax benefits were RMB3.4 million, nil and nil respectively, which would affect the Company’s effective income tax rate.

23. INCOME TAX (cont.)

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	-	3,417,532	-
Increases	3,417,532	-	-
Decrease	-	(3,417,532)	-

Unrecognized tax benefits, end of year	3,417,532	-	-

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

24. NET LOSS PER SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to DDC Enterprise Limited	(122,025,640)	(166,341,733)	(170,196,454)
Accretion of Redeemable Convertible Preferred Shares	(109,089,609)	(110,112,796)	-

Net loss per ordinary share calculation	(231,115,249)	(276,454,529)	(170,196,454)

Denominator:
Weighted average number of Class A ordinary shares	5,461,443	7,219,584	35,334,758
Weighted average number of Class B ordinary shares	875,000	875,000	875,000

Net loss per ordinary share
— Class A - Basic and diluted	(42.32)	(38.29)	(4.82)
— Class B - Basic and diluted	-	-	-

For the years ended December 31, 2023 and 2024, the Redeemable Convertible Preferred Shares, Series seed convertible preferred shares, share options, Warrants and Convertible loans were excluded from the calculation of diluted loss per ordinary share as their inclusion would have been anti-dilutive. 875,000 Class B ordinary shares of the Company were also excluded from the calculation of diluted loss per ordinary share as they are not entitled to dividends and distributions of the Company.

Securities that could potentially dilute basic net loss per ordinary share and that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2022, 2023 and 2024 are as follows:

	As of December 31,
	2022	2023	2024
Redeemable Convertible Preferred Shares	4,507,316	-	-
Series seed convertible preferred shares	1,076,501	-	-
Share options issued to employees	1,140,920	1,825,729	-
Share options issued in connection with business combinations	268,781	280,719	-
Share options issued in connection with termination of VIEs	22,509	22,509	-
Warrants	245,392	15,815	-
Convertible loans *	334,042	571,888	508,980
Options	422,607	-	-

*	Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$4,957,384, US$2,976,80 and US$1,397,495 divided by the estimated fair value of ordinary shares as of December 31, 2022, 2023 and 2024, respectively, which were assumed to be the conversion prices as of December 31, 2022, 2023 and 2024, respectively.

25. REVENUES

The Company’s revenues are disaggregated by major products/service lines, channel and timing of revenue recognition. Detailed information is specified as follows:

Channel	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Online consumer product sales	67,016,645	30,811,746	14,930,462
Offline consumer product sales	109,403,748	173,783,356	258,276,242
Revenues from collaborative arrangements	1,867,042	-	-
Advertising	870,580	886,802	127,253
Experience stores	428,051	-	-

Total Revenues	179,586,066	205,481,904	273,333,957

Major products/services lines	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Private label products	121,656,429	130,430,099	146,957,860
Ready to heat (“RTH”)	16,381,564	4,758,751	1,795,560
Ready to eat (“RTE”) & Plant Base	34,115,276	58,623,131	98,105,015
Ready to cook (“RTC”)	2,545,547	10,783,121	26,348,269
Fresh products	1,721,577	-	-
Total product revenues	176,420,393	204,595,102	273,206,704

Advertising service	870,580	886,802	127,253
Experience stores	428,051	-	-
Total service revenues	1,298,631	886,802	127,253

Revenues from collaborative arrangement	1,867,042	-	-

Total Revenues	179,586,066	205,481,904	273,333,957

Timing of revenue recognition	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue from goods or services transferred to customers at a point in time	177,315,343	205,481,904	273,333,957
Revenue from services transferred to customers over time	2,270,723	-	-

Total Revenues	179,586,066	205,481,904	273,333,957

25. REVENUES (cont.)

In the following table, revenue is disaggregated by geographic location of customers’ headquarters.

Primary geographical markets

(based on the location of customer)	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Chinese mainland	174,700,347	191,565,207	245,605,381
Hong Kong	4,885,719	5,260,144	3,971,123
The United States	-	8,656,553	23,757,453

Total Revenues	179,586,066	205,481,904	273,333,957

Contract Liabilities

As of December 31, 2022, 2023 and 2024, the amounts of contract liabilities are RMB6,293,066, RMB13,773,974, and RMB12,377,171, respectively. Changes in the contract liabilities balances for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of beginning of the year	2,069,565	6,293,066	13,773,974
Revenues recognized from opening balance of contract liabilities	(2,069,565)	(6,293,066)	(13,773,974)
Increase due to business acquisition	-	2,678,134	-
Increase due to cash received	35,789,984	63,653,408	57,294,497
Revenues recognized from cash received during the year	(29,496,918)	(52,557,568)	(44,917,326)

Balance as of end of the year	6,293,066	13,773,974	12,377,171

The contract liabilities will be recognized as revenues when the Company fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year. Revenue recognized in the year of 2025 that were included in the contract liabilities at the beginning of the year was RMB12,377,171.

The Company has elected the practical expedient to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

26. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2024, the Company had total future minimum lease payments under non-cancellable management fee with respect to the office are payable as follows:

Lease Commitment
Within 1 year	191,613

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

As of December 31, 2024, the Company was involved in various claims and legal actions arising in the ordinary course of business.

The express service contract dispute between the Company and Yiwu YuanCang Express Co., Ltd. (“YuanCang”) had been mediated and concluded on July 17, 2024. According to the mediation agreement, the Company was required to pay a total of RMB0.4 million service fees to YuanCang.

The Company was involved in a loan contract dispute case with an individual, Ms. Yin on June 13, 2024. Ms. Yin requested the Company to repay the loan principal of RMB1.0 million and the corresponding interest. The case was adjudicated on April 14, 2025 that the Company needs to repay all the principal and interest.

The Company was involved in a loan contract dispute case with another individual, Ms. Pan and the case had been mediated and concluded on February 21, 2025. According to the mediation agreement, the Company was required to pay loan principal of RMB7.0 million and the corresponding interest.

As of December 31, 2024, RMB8.7 million was estimated to be probable to be paid and was included in “Accrued expenses and other current liabilities” in the consolidated balance sheet. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

27. RELATED PARTY TRANSACTIONS

Related party transactions

During the years ended December 31, 2022, 2023 and 2024, the related parties of the Company are as follows:

Name of parties	Relationship
Ms. Norma Ka Yin Chu	Founder, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Ex-Chief Financial Officer
Mr. Samuel Derk Shuen Lim	Spouse of the Founder, shareholder of Voodoo
Mr. Chu Siu Wo	Founder’s Parent

27. RELATED PARTY TRANSACTIONS (cont.)

During the years ended December 31, 2023 and 2024, the Company entered into the following related party transactions with related parties.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Financing activities:
Loans borrowed from Ms. Katherine Shuk Kwan Lui	679,460	206,512	-
Loans borrowed from Mr. Samuel Derk Shuen Lim	8,951,618	-	-
Loans borrowed from Ms. Norma Ka Yin Chu	3,369,211	3,760,738	17,092,525
Loans borrowed from Mr. Siu Wo Chu	-	-	2,109,400
Repayment of Loans to Mr. Samuel Derk Shuen Lim	1,282,500	718,665	-
Repayment of Loans to Ms. Katherine Shuk Kwan Lui	500,000	383,805	-
Repayment of Loans to Ms. Norma Ka Yin Chu	314,294	6,894,116	506,736
Repayment of Loans to Mr. Siu Wo Chu	-	-	1,149,250
Loan interests payable to Ms. Katherine Shuk Kwan Lui	2,765	2,636	-
Loan interests payable to Ms. Norma Ka Yin Chu	121,023	240,075	-
Loan interests payable to Mr. Samuel Derk Shuen Lim	284,323	297,021	-
Loan interests to Ms. Katherine Shuk Kwan Lui	2,334	3,073	-
Loan interests to Mr. Samuel Derk Shuen Lim	-	-	300,166
Reimbursement payable to Ms. Norma Ka Yin Chu	-	789,935	-

In 2022, Loans from Ms. Katherine Shuk Kwan Lui including RMB500,000 and HK$200,000 (equivalent to RMB179,460) with an interest rate of 5%. Loans from Ms. Norma Ka Yin Chu included HK$1,800,000 (equivalent to RMB1,627,866) with an interest rate of 2% per annum, and other five loans including RMB57,000, HK$900,000 (equivalent to RMB759,060), HK$910,000 (equivalent to RMB791,849), RMB80,000 and RMB80,000 with interest-free. Loan from Mr. Samuel Derk Shuen Lim included HK$1,960,000 (equivalent to RMB1,592,108) with an interest rate of 3% per annum, HK$8,000,000 (equivalent to RMB6,916,800) with an interest rate of 12.7% per annum, and HK$1,500,000 (equivalent to RMB1,200,850) with interest-free.

In 2023, loans from Ms. Norma Ka Yin Chu included HK$1,200,000 (equivalent to RMB1,065,600) with an interest rate of 2% per annum, and other three loans including HK$903,980 (equivalent to RMB832,249), HK$678,857 (equivalent to RMB625,702) and US$114,000 (equivalent to RMB822,590) with interest-free. Loans from Ms. Katherine Shuk Kwan Lui of HKD$225,000 (equivalent to RMB206,512) was interest-free.

In 2024, Loans from Ms. Norma Ka Yin Chu and Mr. Siu Wo Chu were interest-free.

In 2024, Ms. Norma Ka Yin Chu converted RMB14,225,010 into the Company’s class A ordinary shares of 11,640,863, Mr. Samuel Derk Shuen Lim converted RMB19,472,050 into the Company’s class A ordinary shares of 13,588,292, and Mr. Siu Wo Chu converted RMB724,638 into the Company’s class A ordinary shares of 126,417.

27. RELATED PARTY TRANSACTIONS (cont.)

Guarantees provided by related parties

In March 2023, Ms. Norma Ka Yin Chu provided a guarantee for free for a one-year loan of RMB6.0 million borrowed by the Company.

In September 2023, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim and other three individuals each provided a guarantee amount of HK$4,550,000 for a ten-year loan of HK$4,550,000 (equivalent to RMB4,123,210) borrowed by the Company.

In April 2024, Ms. Norma Ka Yin Chu and one of the Company’s subsidiaries provided a guarantee amount of RMB10,000,000 for a one-year loan of RMB10,000,000 borrowed by the Company.

In May 2024, Ms. Norma Ka Yin Chu and a professional guarantee institution provided a guarantee amount of RMB10,000,000 for a one-year loan of RMB10,000,000 borrowed by the Company.

In June 2024, Ms. Norma Ka Yin Chu provided a guarantee amount of RMB10,000,000 for a one-year loan of RMB10,000,000 borrowed by the Company.

Related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due to Mr. Samuel Derk Shuen Lim	14,231,755	-
Amounts due to Ms. Norma Ka Yin Chu	3,373,939	165,531
Amounts due to Mr. Siu Wo Chu	-	325,557

Amounts due to related parties	17,605,694	491,088

During the years ended December 31, 2023 and 2024, loans due to shareholders were described in note 17.

28. RESTRICTED NET ASSETS

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

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. The Company disclosed the parent-company-only condensed financial information in Note 29.

29. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

(a)	Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	70,915,441	57,595,302	7,890,524
Short-term investment	83,824,022	88,685,783	12,149,902
Amounts due from related parties	143,650,752	270,920,123	37,115,905
Prepayments and other current assets	1,770,675	-	-

Total current assets	300,160,890	417,201,208	57,156,331

Non-current assets
Long-term investment (note 8)	14,136,050	8,490,163	1,163,148

Total non-current assets	14,136,050	8,490,163	1,163,148

Total assets	314,296,940	425,691,371	58,319,479

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Shareholders’ loan, at amortized cost	21,192,353	79,310,982	10,865,560
Share of losses in excess of investments in subsidiaries and VIEs	121,008,632	258,511,591	35,415,943
Amounts due to related parties	5,527,862	-	-
Accrued expenses and other current liabilities	38,751,114	16,461,536	2,255,222
Convertible loans, at fair value	6,372,830	-	-
Convertible loans, at amortized cost	3,541,350	3,500,000	479,498

Total current liabilities	196,394,141	357,784,109	49,016,223

Non-current liabilities
Convertible loans, at fair value	7,964,014	10,076,081	1,380,417
Warrant liabilities	87,279	-	-
Shareholders’ loan, at amortized cost	56,928,815	-	-
Convertible loans, at amortized cost	3,500,000	-	-
Other non-current liabilities	10,405,554	10,405,554	1,425,555

Total non-current liabilities	78,885,662	20,481,635	2,805,972

Total liabilities	275,279,803	378,265,744	51,822,195

29. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(a)	Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(e)

Shareholders’ equity/(deficit)
Class A ordinary shares	2,230,296	8,984,639	1,230,890
Class B ordinary shares	96,589	96,589	13,233
Additional paid-in capital	1,816,654,303	1,984,763,325	271,911,461
Accumulated deficit	(1,644,382,306)	(1,814,578,760)	(248,596,271)
Accumulated other comprehensive loss	(135,581,744)	(131,840,166)	(18,062,029)

Total shareholders’ equity/(deficit)	39,017,138)	47,425,627	6,497,284

Total liabilities, mezzanine equity and shareholders’ equity	314,296,941	425,691,371	58,319,479

29. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(b)	Condensed Statements of Operations and Comprehensive Loss

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)

General and administrative expenses	(12,667,168)	(8,264,485)	(15,375,457)	(2,106,429)
Share based compensation	(38,993,201)	(83,863,299)	(19,143,702)	(2,622,676)

Loss from operations	(51,660,369)	(92,127,784)	(34,519,159)	(4,729,105)

Interest expenses	(27,826,197)	(1,268,152)	2,667,639	365,465
Impairment loss for other equity investments accounted for using measurement alternative	(22,705,285)	(8,288,296)	(5,645,887)	(773,483)
Other expenses, net	-	(10,440,057)	-	-
Changes in fair value of financial instruments	(1,875,889)	17,101,260	4,803,913	658,133
Share of loss of subsidiaries and consolidated VIEs	(18,180,868)	(71,318,704)	(137,502,960)	(18,837,828)

Loss before income tax expenses	(122,248,608)	(166,341,733)	(170,196,454)	(23,316,818)

Net loss	(122,248,608)	(166,341,733)	(170,196,454)	(23,316,818)
Accretion of redeemable convertible preferred shares to redemption value	(109,089,609)	(110,112,796)	-	-
Net loss attributable to ordinary shareholders	(231,338,217)	(276,454,529)	(170,196,454)	(23,316,818)

(c)	Condensed Statements of Cash flows

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)

Net cash used in operating activities	(2,356,633)	(123,950,486)	(37,650,417)	(5,158,086)
Net cash used in investing activities	(348,230)	(83,807,400)	-	-
Net cash provided by financing activities	23,868,752	185,960,991	24,330,278	3,333,234

Net increase/(decrease) in cash, cash equivalents and restricted cash	21,163,889	(21,796,895)	(13,320,139)	(1,824,852)

Cash, cash equivalents and restricted cash at the beginning of the year	71,548,447	92,712,336	70,915,441	9,715,376

Cash, cash equivalents and restricted cash at the end of the year	92,712,336	70,915,441	57,595,302	7,890,524

30. SUBSEQUENT EVENTS

Management has considered subsequent events through which was the date the consolidated financial statements were issued.

On January 9, 2024, the Company entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately USD$9.3 million cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 and the Company received notice that the shareholders of GLI filed for an arbitration alleging that the Company failed to fulfill its obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. In 2025, the Company entered into a settlement agreement with GLI which requires that it pays GLI or its designee US$100,000 and issue to them Class A Ordinary shares valued at US$100,000. US$200,000 has been accrued and recorded as liability as of December 31, 2024.

Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, has alleged that she had Good Reason (as defined in her employment agreement) to resign from Cook and is thus owed severance by the Company and Cook.  Ms. Lim, in her capacity as Sellers’ Representative in the Membership Interests Purchase Agreement (the “MIPA”) between the Company and Cook members pursuant to which the Company purchased the interests in Cook, has also alleged that the Company breached the MIPA relating to post-closing payments. On November 26, 2024, Ms. Lim filed a complaint with the Superior Court State of California, County of San Francisco, against the Company, Cook and our CEO, Norma Chu, as an individual, asserting breach of contract and breach of various labor laws. The Company disputes the merits of Ms. Lim’s claims but has been negotiating a settlement with her to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2024.

On April 1, 2025, Plaintiff Leland Copenhagen (“Copenhagen”) filed a civil action before the United States District Court for the Southern District of New York alleging a single claim for breach of contract against DDC Enterprise Limited, DDC US Inc., and Yai’s Thai, Inc. arising from Copenhagen’s termination of a written “Employment Agreement” with Yai’s Thai, Inc. Copenhagen seeks alleged damages of approximately US$235,000 in allegedly unpaid wages, severance, and expense reimbursements. The Company believes the claims are without merit and intend to move for the dismissal of the action and, should the case continue, defend the action. Separately, on March 14, 2025, Copenhagen, for himself and similarly-situated shareholders of Yai’s Thai, Inc., sent DDC Enterprise Limited, DDC US Inc., and Norma Chu a letter demanding indemnification pursuant to a written “Merger Agreement” arising from the alleged failure to properly fund working capital to Yai’s Thai, Inc. and to release the Indemnity Holdback Cash (as defined in the Merger Agreement). Copenhagen claims that the foregoing events prevented the shareholders from attaining their Maximum Earnout Payments of US$2.1 million. The Company believes the claims are without merit and intend to defend the action.

On July 4, 2024, Brinc Limited (“Claimant”) commenced arbitration proceedings against the Company at the Hong Kong International Arbitration Centre claiming, inter alia, damages of at least US$500,000 with interest and costs based on alleged breaches of a written “Convertible Loan Agreement.” On September 11, 2024 DDC filed an Answer to the Notice of Arbitration in which it disputed the claim with a set off, counterclaim, and cross claim. A sole arbitrator has been appointed in the arbitration proceeding. On March 14, 2025, the arbitrator directed the parties to file a Statement of Claim, Statement of Defense, and Counterclaim (as appropriate and applicable), which has not been filed as of the date of this annual report.

On June 18 2024, Tontec International Limited (“Tontec”) commenced court proceedings against the Company at the Court of First Instance in Hong Kong, claiming, inter alia, damages of at least US$584,361 with interest and costs based on breaches of a written “Shareholder’s Loan Agreement” (as amended). On November 29, 2024, the Company filed and served a Form 16C in which it admitted the claim and applied for an order allowing the Company to make payment by cash and/or share equivalent. On December 18, 2024 the HK Court rendered judgment ordering the Company to pay US$584,361 or its HKD equivalent, plus interest and fixed costs at HKD11,045. On January 16, 2025, Plaintiff served a statutory demand under HK law against DDC in which it threatened to wind up the Company. Plaintiff has commenced a court proceeding in New York to recognize and enforce the HK court judgment.

On November 7, 2024, Plaintiff Yosemite Protein Products, Inc., a supplier of the Company filed an action against Cook San Francisco, LLC. The supplier asserted claims for breach of contract of US$126,352.56. The Company filed an answer to the complaint and intends to defend itself in the lawsuit.

On October 18, 2024, CorProminence LLC (“Core IR”) sued the Company for breach of contract in connection with claims arising from the Company’s alleged breach of a Marketing and Consulting Agreement with Core IR and other alleged promises to pay certain sums to Core IR. Core IR seeks damages of approximately $530,000. The Company has answered the Complaint and denied the allegations, and the case is now in discovery.