Form 20-F
period 2025-12-31
DDC Enterprise Ltd
filed 2026-04-21
CIK 1808110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Norma Chu, phone 852 2803 0688, 368 9th Ave., 6th Floor, New York, New York 10001, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.4 per share	DDC	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,281,620 Class A ordinary shares, par value US$0.4 per share (a reverse split of 1 for 25 effective on April 21,2025) and 1,750,000 Class B ordinary shares, par value US$0.016 per share, as of December 31, 2025.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated statements of operations and comprehensive loss data (other than US$ data) for the years ended December 31, 2025, 2024 and 2023, the selected consolidated balance sheets data (other than US$ data) as of December 31, 2025 and 2024 and the selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2025, 2024 and 2023 have been derived from the audited consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Consolidated statements of operations and comprehensive loss Data:
Total revenues	205,481,904	273,333,957	274,040,604	39,187,285
Total cost of revenues	(154,026,591)	(195,691,265)	(187,885,686)	(26,867,296)
Gross profit	51,455,313	77,642,692	86,154,918	12,319,989
Fulfilment expenses	(7,315,978)	(7,969,100)	(5,376,340)	(768,806)
Sales and marketing expenses	(17,440,192)	(20,916,582)	(7,668,697)	(1,096,609)
General and administrative expenses	(82,460,706)	(99,124,765)	(79,819,048)	(11,413,972)
Impairment loss on goodwill	(6,592,220)	(67,932,627)	(21,665,680)	(3,098,151)
Share based compensation	(83,863,299)	(19,143,702)	(218,332,931)	(31,221,194)
Loss from operations	(146,217,082)	(137,444,084)	(246,707,778)	(35,278,743)
Interest expenses	(12,178,668)	(16,738,971)	(20,442,161)	(2,923,190)
Interest income	2,562,605	3,248,285	8,044,670	1,150,373
Foreign currency exchange (loss)/gain, net	(66,798)	16,927	-	-
Impairment loss for equity investments accounted for using measurement alternative	(8,288,296)	(5,645,887)	(8,490,163)	(1,214,077)
Gain from deconsolidation of VIEs	134,665	-	-	-
Other income	421,449	1,912,396	3,170,148	453,325
Other expenses, net	(10,440,057)	-	-	-
Unrealized loss on digital assets	-	-	(38,723,236)	(5,537,349)
Changes in fair value of financial instruments	17,101,260)	4,803,913	(20,191,599)	(2,887,360)
Loss before income tax expenses	(156,970,922)	(149,847,421)	(323,340,119)	(46,237,021)
Income tax expense	(5,004,766)	(7,143,653)	(14,663,093)	(2,096,794)
Net loss	(161,975,688)	(156,991,074)	(338,003,212)	(48,333,815)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Consolidated Balance Sheets Data:
Total current assets	377,146,009	585,137,631	83,673,569
Total non-current assets	108,071,439	810,432,404	115,890,292
Total assets	485,217,448	1,395,570,035	199,563,861
Total current liabilities	370,618,049	668,027,995	95,526,733
Total non-current liabilities	32,328,285	175,938,081	25,158,810
Total liabilities	402,946,334	843,966,076	120,685,543
Total shareholders’ equity	82,271,114	551,603,959	78,878,318
Total liabilities and shareholders’ equity	485,217,448	1,395,570,035	199,563,861

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(89,350,546)	(112,907,188)	(277,596,226)	(39,695,734)
Net cash used in investing activities	(135,161,792)	(10,857,028)	(437,151,759)	(62,511,871)
Net cash provided by financing activities	216,003,395	104,270,474	676,657,777	96,760,776
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(9,107,882)	1,163,093	(1,728,914)	118,432
Net decrease in cash, cash equivalents and restricted cash	(17,616,825)	(18,330,649)	(39,819,122)	(5,328,397)
Cash, cash equivalents and restricted cash at the beginning of the year	96,904,630	79,287,805	60,957,156	8,351,095
Cash, cash equivalents and restricted cash at the end of the year	79,287,805	60,957,156	21,138,034	3,022,698

Non-GAAP Financial Measure

We use adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA represents net loss excluding changes in income tax expense/(benefit), interest expenses, interest income, foreign currency exchange loss/(gain), impairment loss for long-term assets, depreciation and amortization, unrealized loss on digital assets, changes arising from modification of financial instruments, share-based compensation and other one-off expenses related to mergers and acquisitions.

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

Reconciliation from net loss to adjusted EBITDA

	For the Years Ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net loss	(161,975,688)	(155,379,456)	(338,003,212)	(48,333,815)
Add:
Income tax expense	5,004,766	7,143,653	14,663,093	2,096,794
Interest expenses	12,178,668	16,738,971	20,442,161	2,923,190
Interest income	(2,562,605)	(3,248,285)	(8,044,670)	(1,150,373)
Impairment loss on intangible assets	11,005,303	18,720,464	7,739,577	1,106,745
Foreign currency exchange loss/(gain), net	66,798	(16,927)	-	-
Impairment loss for equity investments accounted for using measurement alternative	8,288,296	5,645,887	8,490,163	1,214,077
Impairment loss on goodwill	6,592,220	67,932,627	21,665,680	3,098,151
Gain from deconsolidation of VIEs	(134,665)	-	-	-
Other income	(421,449)	(1,912,396)	(3,170,148)	(453,325)
Other expenses, net	10,440,057	-	-	-
Unrealized loss on digital assets	-	-	38,723,236	5,537,349
Changes in fair value of financial instruments	(17,101,260)	(4,803,913)	20,191,599	2,887,360
Depreciation and amortization	6,107,400	4,673,551	1,842,241	263,437
Share-based compensation and related expenses	83,863,299	19,143,702	218,332,931	31,221,194
Adjusted EBITDA	(38,648,860)	(25,362,122)	2,872,651	410,784

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Food Business and Industry

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

Through 2025, we conducted our operations primarily in China, but we expect to continue to expand our business in the United States and Southeast Asia in hopes of widening our customer base. Any new markets or countries into which we attempt to expand into and sell our products may not be receptive. For example, we may not be able to expand further in some overseas markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain country- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

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

We rely in part on third-party distributors to sell our products. Purchases by distributors account for the substantial majority of our sales. As we sell and distribute our products through distributors, any one of the following events could cause fluctuations or declines in our revenue and could have an adverse effect on our financial condition and results of operations:

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

We incurred net loss of RMB162.0 million, RMB157.0 million and RMB338.0 million (US$48.3 million) in 2023, 2024 and 2025. We also had negative cash flows from operating activities of RMB89.4 million, RMB112.9 million and RMB277.6 million (US$39.7 million) in the fiscal years ended December 31, 2023, 2024 and 2025 respectively.

Management uses the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

For the years ended December 31, 2023, 2024 and 2025, we incurred an adjusted EBITDA with loss of RMB38.6 million, RMB25.4 million and positive adjusted EBITDA of RMB2.9 million (US$0.4 million) respectively. For details, please refer to section “Non-GAAP Financial Measure”.

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

As a result of these significant expenses, we will have to generate sufficient revenue to remain profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, as well as other risks discussed elsewhere in this annual report. If we fail to sustain or increase profitability, our business and results of operations could be adversely affected.

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

We have experienced growth and plan to further expand in the future including through acquisitions. For the year ended December 31, 2025, we recorded RMB274.0 million (or US$39.2 million) in total revenue compared to RMB273.3 million for the year ended December 31, 2024, representing a 0.26% increase. Excluding our strategic downsizing of U.S. operations in 2025, our core revenue in China grew 9.8% year-over-year. For the year ended December 31, 2025, our gross margin increased to 31.4% versus 28.4% for the year ended December 31, 2024.

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

We source a majority of our products from suppliers located in China, and our suppliers source raw materials and packaging materials within China. Raw materials used within the production process include, for example, meat, rice, oil, soy beans, starch and sugar. To date, inflationary pressures have not materially impacted the cost of sourcing our products. However, raw materials and packaging materials are subject to price volatility caused by external factors, such as commodity price fluctuations, changes in supply and demand, logistics and processing costs, our bargaining power with suppliers, inflation, and governmental regulations and policies. Our production volume, quality of products and profit margins may be adversely affected. There is no assurance that raw material costs will not increase significantly in the future. As is customary in our industry, we typically are not able to immediately pass raw material price increases onto our customers. As a result, any significant price increase of raw materials may have an adverse effect on our profitability and results of operations. Also, if we were to increase price, we may not be able to completely pass on the increase in raw materials to consumers. Also, such an increase in price may adversely affect our demand. If all or a significant number of our suppliers are unable or unwilling to meet our requirements, we could suffer shortages or significant cost increases. Our suppliers could fail to meet our needs for various reasons, including fires, natural disasters, weather, manufacturing problems, epidemic, crop failure, strikes, transportation interruptions, or government regulation. A failure of supply could also occur due to suppliers’ financial difficulties, including insolvency. Changing suppliers may require long lead time. We may not be able to locate alternative suppliers in sufficient quantities, of suitable quality, or at an acceptable price. Continued supply disruptions could exert pressure on our costs, and we cannot assure you that all or part of any increased costs can be passed along to our customers in a timely manner or at all, which could negatively affect our business, overall profitability and financial performance.

To mitigate the potential impact of future pandemics and other business disruptions (e.g. geopolitical or trade conflicts, natural disasters, or cybercrime etc.), we have taken and will continue to take proactive steps to diversify our supply chain, moving away from single-sourcing to a network of diverse, alternative, pre-qualified suppliers of raw materials needed to produce one or more of our products. This approach allows us to secure more favorable commercial terms with our existing suppliers and also reduces the risk of business disruption at one or more stages of the E2E supply chain.

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

We have obtained food operation licenses to operate our general business activities currently conducted in China. In addition, SH Lashu have been filed for record as consignee or consignor of import and export goods. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

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

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. For the year ended December 31, 2023, 2024 and 2025, 0.4%, 0.1% and nil of our revenues were derived from advertising service. We did not derive any revenue from advertising service for the year ended December 31, 2025. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving three or more illegal acts within two years or other serious violations, a fine of not less than five times but not more than ten times the advertising expense or a fine of not less than RMB1,000,000 but not more than RMB2,000,000 shall be imposed, and the PRC government may revoke a violator’s business license and revoke the advertisement examination and approval documents and refuse to accept its application for advertisement examination within one year. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

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

We engage logistics service providers to store and transport products to our customers. For the year ended December 31, 2023, 2024 and 2025, our fulfilment expenses were RMB7.3 million, RMB8.0 million and RMB5.4 million (US$0.8 million), respectively, which represented 3.6%, 2.9% and 2.0% of our total revenue, respectively. The vast majority of our products are delivered by trucks or trains. The services provided by our logistics service providers may be suspended or cancelled due to unforeseen events, which could cause interruption to the sales or delivery of our products. In addition, delivery delays may occur for various reasons beyond our control, including improper handling by our logistics service providers, labor disputes or strikes, acts of war or terrorism, outbreaks of epidemics, earthquakes and other natural disasters.

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

As of December 31, 2025 and as of December 31, 2024, we had inventories of RMB 8.2 million (US$1.2 million) and RMB4.7 million respectively. Our inventory turnover days were 13.7 days and 12.6 days respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business relies on consumer demand for our products, which depends substantially on factors such as (i) consumer spending patterns, (ii) consumer preferences and tastes, (iii) consumer income, (iv) consumer perceptions of and confidence in our product quality and food safety, and (v) consumer lifestyle. Any change in consumer demand for our products or the occurrences of catastrophic events may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off.

We may not be able to adequately protect our intellectual property, which could adversely affect our business and operations.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2025, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong. We may fail to own or apply for key trademarks in a timely fashion, or at all. For example, several logos we have used for years cannot be registered as trademarks in certain trademark categories in China because a company unaffiliated to us has pre-emptively registered similar logos as trademarks in such categories. As a result, we have been and will not be able to use such logos in areas covered by such trademark categories. Such company complained to the Market Supervision Bureau for the trademark infringement of DDC Shanghai, and DDC Shanghai has already applied for the invalidations of these trademarks at the State Intellectual Property Office, or the SIPO, as well as indicted a series of related administrative actions which have been already accepted by the court. As the trademarks under the legal proceeding are not relevant to our main business and we have adopted timely steps to make enough adjustments to relevant business, including stopped using them in any public place, the unavailability of these trademarks would not materially and adversely affect our business. If such third party actually use such trademarks in product or service similar to us in the future, consumers may be confused and associate any quality issue on the products and services such third party provides with us, which will have an adverse impact on our brand image. We may become an attractive target for certain copycat websites that attempt to cause confusion or diversion of traffic from us in the future because of our brand recognition as a food-related content-driven lifestyle brand in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

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

Our operating results, revenues, and expenses may fluctuate significantly, which could have an adverse effect on the market price of our listed securities.

For many reasons, including those described below, our operating results, revenues, and expenses have varied in the past and may vary significantly in the future. These fluctuations could have an adverse effect on the market price of our listed securities.

Fluctuations in Operating Results. Our operating results may fluctuate, in part, as a result of:

●	fluctuations in the price of bitcoin, of which we have significant holdings and with respect to which we expect to continue to make significant future purchases, and potential fair value changes associated therewith;

●	any sales by us of our bitcoin at prices above or below their carrying value, which would result in our recording gains or losses upon sale of our bitcoin;

●	the incurrence of tax liabilities on future unrealized gains on our bitcoin or otherwise in connection with the adoption of ASU 2023-08;

●	regulatory, commercial, and technical developments related to bitcoin or the Bitcoin blockchain, or digital assets more generally; and

●	the impact of war, terrorism, infectious diseases (such as COVID-19), natural disasters and other global events, and government responses to such events, on the global economy and the market for and price of bitcoin;

Limited Ability to Adjust Expenses. We base our operating expense budgets on expected revenue trends and strategic objectives. Many of our expenses, such as interest expense on our debt, dividend obligations on our preferred stock, tax liabilities, office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected shortfall in our cash flow. Accordingly, we may be required to take actions to pay expenses, such as selling bitcoin or using proceeds from equity or debt financings, some of which could cause significant variation in operating results in any period.

Based on the above factors, we believe year-on-year comparisons of our operating results are not a good indication of our future performance. It is possible that in the future, our operating results may be below the expectations of public market analysts and investors. In that event, the market price of our listed securities may fall.

Risks Related to Our Bitcoin Strategy and Holdings

A significant decrease in the market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations.

As part of our bitcoin strategy, we expect to incur or continue to incur additional indebtedness and other fixed charges. If our food innovations business does not generate cash flow in future periods sufficient to satisfy our financial obligations, including our debt and cash dividend obligations, we intend to fund our obligations using cash flow generated by equity or debt financings. Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our bitcoin holdings, investor sentiment and the general public perception of bitcoin, our strategy and our value proposition. Accordingly, a significant decline in the market value of our bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations, including our debt and cash dividend obligations. These risks could materialize at times when bitcoin is trading below its carrying value on our most recent balance sheet or our cost basis. As bitcoin constitutes the vast bulk of assets on our balance sheet, if we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell bitcoin to satisfy these obligations. Any such sale of bitcoin may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our bitcoin in amounts and at prices sufficient to satisfy our financial obligations, including our debt service and cash dividend obligations, could cause us to default under such obligations. Any default on our current or future indebtedness or preferred stock may have a material adverse effect on our financial condition. See “Risks Related to Our Outstanding and Potential Future Indebtedness” and “Risks Related to Our Series A Perpetual Strike Preferred Stock” for additional details about the risks which may impact us if we are unable to satisfy our debt service and cash dividend obligations.

Our bitcoin strategy exposes us to various risks, including risks associated with bitcoin.

Our bitcoin strategy exposes us to various risks, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $60,000 per bitcoin and above $126,000 per bitcoin on the OK exchange in the 12 months preceding the date of this annual report. The trading price of bitcoin significantly decreased during prior periods, and such declines may occur again in the future.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings will significantly impact our financial results and the market price of our listed securities. Our bitcoin holdings are expected to significantly affect our financial results and if we continue to increase our overall holdings of bitcoin in the future, they will have an even greater impact on our financial results and the market price of our listed securities. See “Risks Related to Our Bitcoin Strategy and Holdings — Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.”

Our assets are concentrated in bitcoin. The vast majority of our assets are concentrated in our bitcoin holdings. The concentration of our assets in bitcoin limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

We purchase bitcoin using primarily proceeds from equity and debt financings. Our ability to achieve the objectives of our bitcoin strategy depends in significant part on our ability to obtain equity and debt financing. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our bitcoin strategy.

Our bitcoin strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold bitcoin. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. If bitcoin prices were to decrease or our bitcoin strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks. Changes in the accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. We have adopted ASU 2023-08 as of January 1, 2025, which requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period beginning January 1, 2025. ASU 2023-08 also requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. Due in particular to the volatility in the price of bitcoin, we expect the adoption of ASU 2023-08 to have a material impact on our financial results in future periods, increase the volatility of our financial results, and affect the carrying value of our bitcoin on our balance sheet. The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities. Our financial results and the market price of our listed securities would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past, including during 2022), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors; (ii) actual or expected significant dispositions of bitcoin by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection and the transfer and sale of bitcoins associated with significant hacks, seizures, or forfeitures, such as the transfers of bitcoin to (a) creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024, (b) claimants following proceedings related to a 2016 hack of Bitfinex — which claims are currently being adjudicated, (c) the German government following the seizure of about 50,000 bitcoin in January 2024 from the operator of Movie2k.to, or (d) the Northern District Court of California granting the U.S. Department of Justice in January 2025 the right to liquidate 69,370 bitcoin seized from the Silk Road marketplace; and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products (“ETPs”);

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;

●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	changes in consumer preferences and the perceived value or prospects of bitcoin;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto;

●	developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the U.S.;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of bitcoin mining, which could further increase the costs associated with bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the Bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the broadening of the Israel-Hamas conflict to other countries in the Middle East.

 Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, within the past several years:

●	President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries;

●	the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like bitcoin;

●	in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets;”

●	in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and

●	in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of bitcoin, as well as our ability to hold or transact in bitcoin, and in turn adversely affect the market price of our listed securities.

Moreover, the risks of engaging in a bitcoin strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for bitcoin-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

The availability of spot ETPs for bitcoin and other digital assets may adversely affect the market price of our listed securities.

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to bitcoin through traditional investment channels, and instead generally were only able to hold bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to bitcoin through investment vehicles that hold bitcoin and issue shares representing fractional undivided interests in their underlying bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. On January 11, 2024, and in the subsequent days following the SEC’s approval of the listing and trading of spot bitcoin ETPs. To the extent investors view our Class A ordinary shares as providing exposure to bitcoin, it is possible that the value of our Class A ordinary shares may also have included a premium over the value of our bitcoin due to the prior scarcity of traditional investment vehicles providing investment exposure to bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to bitcoin and investors choosing to gain such exposure through ETPs rather than our Class A ordinary shares. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. The listing and trading of spot ETPs for ether offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of bitcoin as well as a decline in the value of our Class A ordinary shares relative to the value of our bitcoin, as well as our series A perpetual strike preferred stock.

Although we are an operating company, and we believe we offer a different value proposition than a bitcoin investment vehicle such as a spot bitcoin ETP, investors may nevertheless view our Class A ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot bitcoin ETP instead of our Class A ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot bitcoin ETPs, we (i) do not seek for our shares of Class A ordinary shares to track the value of the underlying bitcoin we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) are a Cayman company rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our bitcoin holdings or our daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our Class A ordinary shares. Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to bitcoin, such as bitcoin futures exchange-traded funds (“ETFs”), leveraged bitcoin futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in our Class A ordinary shares relative to the value of our bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for bitcoin and other digital assets could have a material adverse effect on the market price of our listed securities.

Our bitcoin strategy subjects us to enhanced regulatory oversight.

As noted above, several spot bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may incur indebtedness or enter into other financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. While the financial and regulatory fallout from FTX’s collapse did not directly impact our business, financial condition or corporate assets, the FTX collapse may have increased regulatory focus on the digital assets industry. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our listed securities. For example, an affiliate of HSBC Holdings has prohibited customers of its HSBC Invest Direct retail investment platform from buying shares of our Class A ordinary shares after determining that the value of our stock is related to the performance of bitcoin, indicating that it did not want to facilitate exposure to virtual currencies.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023 complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived wash trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin. Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. As the price of our listed securities is affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our listed securities.

The concentration of our bitcoin holdings enhances the risks inherent in our bitcoin strategy.

As of April 21, 2026, we held approximately 2,383 bitcoins that were acquired at an average cost per bitcoin of USD $79,969 and we intend to purchase additional bitcoin and increase our overall holdings of bitcoin in the future. The concentration of our bitcoin holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our bitcoin strategy. The price of bitcoin experienced a significant decline in 2022, and this had, and any future significant declines in the price of bitcoin would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.

As a result of our bitcoin strategy, our assets are concentrated in our bitcoin holdings. Accordingly, the emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. As of December 31, 2025, bitcoin was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation.

Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of December 31, 2025, two of the eight largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022, although the Coinbase exchange (our principal market for bitcoin) has, to date, not done so. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions, including capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange (our principal market for bitcoin), although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the bitcoin industry, including third-party services on which we rely, could materially and adversely affect our business.

We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.

We hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our bitcoin among our custodians, and our bitcoin holdings may be concentrated with a single custodian from time to time. In light of the significant amount of bitcoin we hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

As of April 21, 2026, the insurance that covers losses of our bitcoin holdings covers only a small fraction of the value of the entirety of our bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin. Moreover, our use of custodians exposes us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our listed securities.

Our assets are concentrated in our bitcoin holdings. While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our bitcoin strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our bitcoin strategy, our use of leverage, the manner in which our bitcoin is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no shareholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our bitcoin holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding bitcoin.

Our bitcoin strategy exposes us to risk of non-performance by counterparties.

Our bitcoin strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of bitcoin, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our bitcoin is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While all of our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our bitcoin holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

We believe that (i) our PRC subsidiaries have obtained all necessary permissions or approvals and authorizations in the PRC in all material aspects in relation to conducting its current business operations in China, except for Quanzhou Weishi Food Co., Limited which does not hold any assets or operations for now and we are in the process of applying for relevant food operation license for it; and (ii) we are not required to obtain any permission or approval from any Chinese authority to issue securities to foreign investors (by DDC Cayman) or in connection with our current listing on the NYSE American under Chinese laws or regulations in effect, except for the CSRC filing for this issuance and listing which was completed in November 2023. However, there is no guarantee that such completed proceedings will not be denied or rescinded. We (including DDC Cayman and all its subsidiaries) have not received any inquiry, notice, warning, sanctions or regulatory objection to our current listing on the NYSE American from the CSRC or any other PRC governmental authorities.

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

A significant portion of our cash has been invested in short term investments which may decline in value and which we may not be able to convert to cash when necessary to satisfy our obligations

As of December 31, 2025, approximately RMB130.4 million (US$18.6 million) of our cash is invested in short term investment accounts at money market fund. These accounts could decline in value and may not be available for withdrawal when cash is needed, which would negatively impact our financial condition and ability to operate.

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

We expect that the price of our Class A Ordinary Shares will fluctuate substantially. For example, since our IPO in November 2023 through April 17, 2026, the closing price (as adjusted for reverse split) of our Class A Ordinary Shares as quoted on the NYSE American has ranged from $1.62 to $20.83 per share.

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

We adopted an employee share option plan in 2023, or the 2023 ESOP, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. As of the date of annual report, awards may be granted under the 2023 ESOP for up to 1,208,000 Class A Ordinary Shares. In addition, on January 1 of each year, additional shares will be added to the 2023 ESOP in an amount up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; provided that the total number of Class A Ordinary Shares which may be issued upon exercise of all options to be granted to all participants under the 2023 ESOP shall not in aggregate exceed 15% of the Company’s issued and outstanding Class A Ordinary Shares. As a result, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

The NYSE American continued listing standards also require that our stock not trade below $1.00 per share for 30 consecutive days. Our stock has been trading below $1.00 share for more than 30 consecutive days. If we fail to satisfy this requirement, our stock could be delisted which would have a material adverse effect on our stock price.

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

Pursuant to Section 404 of Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2025. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2025. The material weakness identified is our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

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

We incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

We incur costs associated with corporate governance requirements that are applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the NYSE. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of being a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

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

Item 4. Information on the Company

4.A. History and Development of the Company

DDC Enterprise Limited is a Cayman Islands holding company and conducts its operations primarily in China through its wholly-owned or controlled subsidiaries.

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

In addition, commencing on May 15, 2025, we expanded our business to include Bitcoin treasury activities (“Bitcoin Treasury”). We are a publicly traded company that has adopted Bitcoin as our primary treasury reserve asset. By using proceeds from equity and debt financings, as well as any future cash flows from our operations, we strategically accumulate Bitcoin and advocate for its role as digital capital. As at the date of the annual report, our total holdings of bitcoin was approximately 2,383 bitcoins.

4.B. Business Overview

Overview of the Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the Bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the Bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the Bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The Bitcoin blockchain can be updated without any single entity owning or operating the network.

Creation of New Bitcoin and Limits on Supply

The Bitcoin protocol limits the total number of bitcoins that can be generated over time to 21 million. As of July 15, 2025, approximately 19.9 million bitcoins have been generated. New bitcoins are created and allocated by the Bitcoin protocol through a “mining” process that rewards users that validate transactions in the Bitcoin blockchain. Validated transactions are added in “blocks” approximately every 10 minutes. The mining process serves to validate transactions and secure the Bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.”

To incentivize miners to incur the costs of mining bitcoin, the Bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin. The current reward for miners that successfully validate a block of transactions is 3.125 bitcoin per mined block. The mining reward is reduced by half, which is referred to as a bitcoin halving, after every 210,000 blocks are mined. This has historically occurred approximately every four years. The most recent bitcoin halving occurred in April 2024, and the next bitcoin halving is expected to occur sometime in 2028.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintains the code for the Bitcoin protocol, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the Bitcoin protocol only if the proposed changes are accepted by participants collectively having more than 50% of the processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes, then a “fork” takes place, and participants can choose the version of the software they want to run.

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the Bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold bitcoin and direct attacks, like “51% attacks” or “denial-of-service attacks” on the Bitcoin network.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. Private keys used to access bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding bitcoin. See “Risk Factors — Risks Related to Our Bitcoin Strategy and Holdings — We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.”

A “51% attack” may occur when a group of miners attain more than 50% of the Bitcoin network’s mining power, thereby enabling them to control the Bitcoin network and protocol and manipulate the blockchain. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The Bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of bitcoin. See “Risk Factors — Risks Related to Our Bitcoin Strategy and Holdings — Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.”

Bitcoin Industry Participants

The primary Bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners. Miners range from bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine bitcoin blocks. See “— Creation of New Bitcoin and Limits on Supply” above.

Investors and Traders. Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell bitcoin or bitcoin-based derivatives. On January 10, 2024, the SEC issued an order approving several applications for the listing and trading of shares of spot bitcoin exchange-traded products (“ETPs”) on U.S. national securities exchanges. While the SEC had previously approved exchange-traded funds where the underlying assets were bitcoin futures contracts, this order represented the first time the SEC approved the listing and trading of ETPs that acquire, hold and sell bitcoin directly. ETPs can be bought and sold on a stock exchange like traditional stocks, and provide investors with another means of gaining economic exposure to bitcoin through traditional brokerage accounts.

Digital Asset Exchanges. Digital asset exchanges provide trading venues for purchases and sales of bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for bitcoin also exist. The value of bitcoin within the market is determined, in part, by the supply of and demand for bitcoin in the global bitcoin market, market expectations for the adoption of bitcoin as a store of value, the number of merchants that accept bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see “Risk Factors — Risks Related to Our Bitcoin Strategy and Holdings — Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.”

Service providers. Service providers offer a multitude of services to other participants in the Bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by bitcoin collateral, and financial advisory services. If adoption of the Bitcoin network continues to materially increase, we anticipate that service providers may expand the currently available range of services and that additional parties will enter the service sector for the Bitcoin network.

Other Digital Assets

As of the date of this annual report, bitcoin was the largest digital asset by market capitalization. However, numerous alternative digital assets exist, and many entities, including consortia and financial institutions, are actively researching and investing resources in blockchain platforms and digital assets that utilize consensus mechanisms other than proof-of-work mining, which is employed by the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. Other alternative digital assets include “stablecoins,” which are designed to maintain a constant price because of their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s central bank digital currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States and the European Union have discussed the potential creation of new CBDCs. For a discussion of risks relating to the emergence of other digital assets, see “Risk Factors — Risks Related to Our Bitcoin Strategy and Holdings — The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.”

Bitcoin Treasury

We believe that bitcoin is an attractive asset because (i) it can serve as a store of value, supported by a robust and public open-source architecture, untethered to sovereign monetary policy, (ii) due to its limited supply, bitcoin offers the potential to serve as a hedge against inflation in the long-term and, if its adoption increases, the opportunity for appreciation in value, and (iii) the Bitcoin network provides the infrastructure and opportunity for the development of financial and technological innovations.

On May 15, 2025, we adopted, in addition to and in conjunction with our Treasury Reserve Policy, a corporate strategy of acquiring and holding bitcoin, including with the proceeds of capital raising transactions.

Our bitcoin strategy generally involves from time to time, subject to market conditions, (i) issuing debt or equity securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin and (ii) acquiring bitcoin with our liquid assets that exceed working capital requirements. We intend to fund further bitcoin acquisitions primarily through issuances of common stock and a variety of fixed-income instruments, including debt, convertible notes and preferred stock. During 2025, we funded bitcoin purchases mainly from the proceeds of Class A common stock offerings, convertible notes and convertible preferred share issuances.

Bitcoin Holdings

As of April 21, 2026, we held approximately 2,383 bitcoins that were acquired at an average purchase price of approximately $79,969 per bitcoin.

We view our bitcoin holdings as long-term holdings and expect to continue to accumulate bitcoin. We have not set any specific target for the amount of bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase additional bitcoin. This overall strategy also contemplates that we may (i) enter into additional capital raising transactions that are collateralized by our bitcoin holdings, and (ii) consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings.

Bitcoin Acquisition Strategy

We actively manage our bitcoin acquisitions with a focus on execution efficiency and market impact, while maintaining sufficient liquidity. Our bitcoin acquisition strategy generally involves acquiring bitcoin using proceeds from offerings of equity securities.

All bitcoin purchases are executed in compliance with our treasury policy and internal controls, including transaction authorization, counterparty due diligence, and post-trade reconciliation against custodian-held bitcoin balances.

Capital Markets Strategy

We proactively manage our capital markets activities to support accretive long-term bitcoin acquisitions, while prudently controlling our cost of capital, leverage profile and financial obligations.

Our current funding mix for bitcoin purchases prioritizes proceeds from Class A common stock and convertible preferred share offerings, and we have also utilized convertible note proceeds and bitcoin-secured loan facilities to acquire bitcoin. The Company maintains broad discretion in evaluating transaction terms, market conditions and other relevant factors in implementing our capital markets strategy.

Overview of Food Business

Business Model

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

U.S. Market Exit

In 2025, considering challenging market conditions and elevated operating cost pressures in the U.S., we strategically exited our U.S. business operations. Following the exit, we refocused our core food business on Asian markets, where we identify robust market demand and stronger growth prospects.

These transformative initiatives were designed to streamline our overall business portfolio. Collectively, the actions have strengthened our balance sheet, refined our core strategic focus, and better positioned us to drive sustainable long-term value creation for our shareholders.

Supply Chain Management Strategy

We do not have our own supply chain and therefore we would actively look for suppliers who manage our manufacturing partners network efficiently. As of December 31, 2025, our PRC suppliers network comprises over 450 supply chain partners for our existing products portfolio.

Supply Chain Management

We have a centralized Enterprise Resource Planning (“ERP”) system to help manage our entire supply chain and fulfilment process. To improve coordination with supply chain partners and to streamline the process, supply chain partners have access to our ERP system. We implement varied supply chain management practices and processes for (i) B2C and (ii) B2B business models.

Supply Chain Process for Products Sold to Individual Customers

For products sold to individual customers, we typically employ an order-driven drop shipping model, where our various supply-chain partners are responsible for producing, storing, and delivering our products We typically engage, at our own cost, third-party logistics companies to handle logistics. We manage other aspects of the supply chain process, including customer service, refunds, and exchanges. This model (i) reduces the need for us to store inventory, which reduces fulfilment costs and inventory obsolescence risk, (ii) reduces turnaround and shipment response time, and (iii) guarantees the freshness of products shipped to our customers, which are often perishable.

As of December 31, 2025, we had a total of over 450 active and reserved suppliers responsible for producing and distributing our products to customers. Based on usual framework agreements with supply chain partners, normally they are obligated to observe national health and quality standards for comparable products when producing our products.

Supply Chain Process for Products Sold to Businesses

For products sold to businesses, which are often our distribution partners e.g., offline retail chains and supermarkets, we typically adopt a bulk shipment model, under which supply chain partners are engaged to produce our products in bulk. We manage parts of inventory storage and delivery of these products to the distribution partners. We typically engage, at our own costs, third-party inventory management companies and logistics companies to manage our inventory and handle logistics. We ship bulk orders of our products to distribution partners. These products are then sold to end customers. Customer service and quality assurance responsibilities for these products typically fall on the businesses selling the products to end customers, with refunds and returns handled by the businesses directly.

Supply Chain Disruption

To mitigate the potential impact of COVID-19 (and future pandemics) and other business disruptions (e.g. geopolitical or trade conflicts, natural disasters, or cybercrime etc.), we have taken and will continue to take proactive steps to diversify our supply chain, moving away from single-sourcing to a network of diverse, alternative, pre-qualified suppliers of raw materials needed to produce one or more of our products. This approach allows us to secure more favorable commercial terms with our existing suppliers and also reduces the risk of business disruption at one or more stages of the E2E supply chain.

4.C. Organizational structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this annual report (All holdings without specifying the percentage are 100%):

4.D. Property, plants and equipment

As of December 31, 2025, we leased approximately 250 square meters of office space at a location in Shanghai that serves as our corporate headquarters. We also have offices in Fujian, Hongkong and U.S. As of the date of this annual report, we have leased office space and warehouses in our key markets. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

4.E. Intellectual Property

We own domestic copyrights, trademarks, trademark applications, registrations, know-how, trade secrets, and other proprietary rights that are critical to our business and success. Our trademarks and their corresponding registrations are valid if they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks include DayDayCook (“日日煮”), Guomei (“锅妹”), Lashu (“辣叔”).

We proactively protect our proprietary rights by relying on trademark, copyright, trade dress and trade secret laws as well as confidentiality and non-compete agreements with our employees. We consider our marketing, promotions and products to be trade secrets. In addition, we consider any formulas, processes, know-how, and methods used in the production and manufacturing of one or more of our products to be proprietary. As such, we keep this information confidential.

As of December 31, 2025, we owned 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong, relating to various aspects of our operations.

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

4.F. Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We also provide social security insurance to our employees as required by PRC law. We do not maintain business interruption insurance, nor do we have or maintain product liability insurance or key-man life insurance.

4.G. Legal Proceedings and Compliance

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

Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, has alleged that she had Good Reason (as defined in her employment agreement) to resign from Cook and is thus owed severance by the Company and Cook.  Ms. Lim, in her capacity as Sellers’ Representative in the Membership Interests Purchase Agreement (the “MIPA”) between the Company and Cook members pursuant to which the Company purchased the interests in Cook, has also alleged that the Company breached the MIPA relating to post-closing payments. On November 26, 2024, Ms. Lim filed a complaint with the Superior Court State of California, County of San Francisco, against the Company, Cook and our CEO, Norma Chu, as an individual, asserting breach of contract and breach of various labor laws. The Company disputes the merits of Ms. Lim’s claims but has been negotiating a settlement with her to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2025.

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

4.H. Regulations

Our Group mainly conducts business in China and Hong Kong and is mainly engaged in food industry and bitcoin industry. This section sets forth a summary of the applicable PRC and Hong Kong laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business in the PRC and Hong Kong. This summary does not purport to be a complete description of all the laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

THE LAWS AND REGULATIONS OF THE PRC

Regulations on Foreign Investment

Investment activities in the People’s Republic of China, or the PRC, by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition), which was promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on October 26, 2022 and took effect on January 1, 2023, and the Special Administrative Measures for Access of Foreign Investment (The Negative List) (2021 Edition), which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and took effect on January 1, 2022, and together with the Foreign Investment Law, or the FIL and their respective implementation rules and ancillary regulations. The Negative List sets out several restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments in the industries listed in the Negative List and the industries that are prohibited for foreign investment. Any industries not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

In addition, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or FIL, which has come into effect on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or the Old FIE Laws. The FIL and its related implementation rules including the Implementation Rules to the Foreign Investment Law promulgated by the State Council on December 26, 2019 and became effective on January 1, 2020 further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the market regulatory authorities shall forward the investment information submitted by foreign investor or the foreign-invested enterprise to the competent commence administrative authorities.

Regulations on Food Operation

Food Safety Law

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Council implemented a licensing system for food production and trading activities. A person or entity who engages in food production, food selling or catering services shall obtain the license in accordance with the Food Safety Law.

According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be defined by the State Council. The food safety supervision and administration department under the State Council shall exercise supervision and administration over food production and trading activities according to the duties defined by the Food Safety Law and the State Council. The health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety according to the duties defined by the Food Safety Law, and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall carry out relevant food safety work according to the duties defined by the Food Safety Law.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of tools, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food made in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and criminal punishment.

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009 and last amended on October 11, 2019, further specifies the detailed measures to be taken for food producers and business operators and the penalties that shall be imposed should these required measures not be implemented.

Food Operation Licensing

Pursuant to the Administrative Measures on Food Operation Licensing issued by the former China Food and Drug Administration on August 31, 2015 and amended on November 17, 2017, the principle of “one permit for one venue” shall apply to the licensing for food business, which means a food business operator shall obtain a food business permit to engage in food business activities in one business venue. Where any of the licensing items indicated on a food business permit change, the food business operator shall, within ten working days after such change takes place, apply to the food and drug administrative authority that originally issued the permit for alteration of the business permit. If the food business operator fails to apply for the alteration, the food and drug administrative authority shall order such food business operator to make corrections and issue a warning. If such food business operator refuses to make corrections, a fine ranging from RMB2,000 to RMB10,000 will be imposed.

Pursuant to the SAMR Announcement on Matters relating to the Record-filing for the Sale of Only Pre-packaged Food, food business operators that engage in the sale of only pre-packaged food shall, when going through the registration formalities for market players, simultaneously go through the record-filing procedure of the sale of only pre-packaged food. Where a market player holding a business license engages in the sale of only pre-packaged food, it shall complete record-filing before such sales activities are carried out. Those that have obtained the food operation permit are not required to finish record-filing procedure before the expiration of such permit. Different market players shall generally not use the same business premise to engage in business activities of only selling pre-packaged food. Where only pre-packaged food is sold online, the relevant filing information such as the name of the food business operator, the address of business premises and the filing number shall be announced in a prominent position on the homepage of the business operator for its business activities.

Online Retail Business

According to the Administrative Measures for Online Trading, or the Online Trading Measures, which was promulgated by the State Administration for Industry and Commerce (now merged into the SAMR) on January 26, 2014 and implemented on March 15, 2014, dealers engaging in the online trading of commodities and provision of relevant services must undergo industrial and commercial registration formalities in accordance. In order to further regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures, or the Online Trading Supervision Measures, which became effective on May 1, 2021 and replace the Online Trading Measures. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities and it further regulates the operations of online trading.

In August 2018, the SCNPC promulgated the E-commerce Law of the PRC, which took effect on January 1, 2019. E-commerce operators, including e-commerce operators who sell commodities or offer services through a self-built website or any other network services shall abide by the principles of voluntariness, equality, fairness and integrity, abide by laws and business ethics, participate in market competition fairly, and discharge obligations in terms of protection of consumer rights and interests, environmental protection, intellectual property protection, and network security and personal information protection. In addition, according to the Food Safety Law, the food business operators using the online platform shall register their real names and have their license reviewed. Where the lawful rights and interests of a consumer purchasing food via a third-party online food transaction platform are harmed, the consumer may demand compensation from the food business operator using the platform or the food producer.

Regulations on Product Quality

According to the Civil Code of the PRC, which was promulgated in May 2020 and became effective in January 2021, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was last amended in December 2018. According to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

Regulations on Consumer Protection

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity, etc. of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the Internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

Regulations on Torts

According to the Civil Code of the PRC, if damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers and the sellers shall take remedial measures such as stopping of sales, issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulations on Advertising Business

The PRC advertising laws and regulations, mainly including the PRC Advertisement Law promulgated on October 27, 1994 and most recently amended on April 29, 2021, set forth certain content requirements for advertisements in the PRC, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content and content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers and verify that the content of advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on webpages and other forms shall indicate the close flag in prominent manner and ensure one-key close.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Interim Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures set out requirements for Internet advertising activities, including among others, (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers that do not participate in the operation of Internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

On February 25, 2023, SAMR issued Administrative Measures for Internet Advertising, or the Internet Advertising Administrative Measures, which became effective on May 1, 2023, and replaced the Internet Advertising Measures. According to the Internet Advertising Administrative Measures, commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC shall be applied to the Advertising Law and the Internet Advertising Administrative Measures. The Internet Advertising Administrative Measures further set out requirements for Internet advertising activities, including among others, (a) With regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (b) Where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (c) Where an Internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives. (d) An Internet platform operator shall, in the process of providing Internet information services, take measures to prevent and stop illegal advertisements; (e) Without the consent or request of users, or with explicit refusal by users, it is not allowed to send Internet advertisements to their vehicles, navigation equipment, intelligent home appliances etc. (f) Where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider shall bear the responsibilities and obligations of the advertiser in accordance with the law.

Violation of these regulations may result in various penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the event of committing three or more illegal acts within two years or other serious violations, a fine of not less than five times but not more than ten times the advertising fee or a fine of not less than RMB1,000,000 but not more than RMB2,000,000 shall be imposed, and the SAMR or its local branches may revoke offenders’ business licenses, and revoke the advertisement examination and approval documents and refuse to accept their application for advertisement examination within one year.

Regulations on Information Security

The SCNPC promulgated the Cyber Security Law of the PRC or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and they must not endanger cyber security, or engage in activities that, by making use of the network, endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers.” Such security protection obligations include, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where it is necessary for the protection of national security and investigation of crimes.

The Data Security Law of the PRC, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, provides that China shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. The conduct of data handling activities shall be in compliance with the provisions of laws and administrative regulations, establishing and completing a data security management system for the entire workflow, organizing and conducting data security education and training, adopting corresponding technical measures and other necessary measures to ensure data security, strengthening risk monitoring, taking immediately disposition measures and promptly reporting to relevant authorities when data security incidents occur. Processors of important data shall specify the person responsible for data security and management agencies, implement data security protection responsibilities, periodically conduct risk assessments of such data handling activities as provided and submit risk assessment reports to the relevant authorities. Relevant authorities will establish the measures for the cross-border transfer of import data.

If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or may suspension of relevant business or revocation of the business license.

Personal Information Protection Law of the PRC, which was issued by the SCNPC on August 20, 2021 and effective on November 1, 2021, provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, the individuals’ rights and the processors’ obligations in the handling of personal information, the requirements on data localization and cross-border data transfer, the requirements for consent and the requirements on processing of sensitive personal information. Critical information infrastructure operators and personal information processors processing personal information reaching quantities provided by the State cybersecurity and informatization department shall store personal information collected and produced within the borders of the PRC domestically; where they need to provide it abroad, they shall pass a security assessment organized by the State cybersecurity and informatization department. Processor of personal information shall, based on purpose and methods of processing of personal information, categories of personal information, the impacts on individuals’ rights and interests, and potential security risks, take the following measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access as well as the leakage, tampering or loss of personal information:

●	Developing internal management rules and operating procedures.

●	Conducting classified management of personal information.

●	Taking corresponding security technical measures such as encryption and de-identification.

●	Determining in a reasonable manner the operation privileges relating to personal information processing, and providing security education and trainings for employees on a regular basis.

●	Developing and organizing the implementation of emergency plans for personal information security incidents.

●	Other measures as provided by laws and administrative regulations.

Company violates the Personal Information Protection Law in handling personal information may face penalties, fines, suspension of relevant business or revocation of the business license.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names, copyrights and patents.

Trademarks

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which became effective on May 1, 2014 and specified the requirements of applying for trademark registration and renewal.

Patent

According to the PRC Patent Law amended by the SCNPC on December 27, 2008 and became effective on October 1, 2009, as well as the Detailed Rules for the Implementation of the PRC Patent Law promulgated by the State Council on January 9, 2010 and came into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. The PRC Patent Law and its implementation rules provide for three types of patents, “invention”, “utility model” and “design”. The PRC Patent Law was further amended by the SCNPC on October 17, 2020 and came into effect on June 1, 2021, pursuant to which, the duration of design patents is changed from ten years to fifteen years, commencing from the date of application.

Copyrights

Pursuant to the PRC Copyright Law amended by the SCNPC on February 26, 2010, became effective on April 1, 2010, and latest amended on November 11, 2020 and took effect on June 1, 2021 and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 and became effective on March 1, 2013, the PRC citizens, legal persons, and other organizations shall, enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The copyright owner enjoys various kinds of rights, including right of publication, right of authorship and right of reproduction.

Domain Names

Domain names are mainly protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and became effective in November 2017. The China Internet Network Information Centre, an institution under the MIIT, also issued the Implementation Rules for National Top-level Domain Name Registration on June 18, 2019 which became effective on the same date. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on Labor and Social Insurance

The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008 and further amended on February 24, 2017 and December 29, 2018, respectively, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is based on the PRC resident enterprise’s global income determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

PRC Value Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation, or the SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or the Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors obligated to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except that a rate of 11% applies to real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease, and a rate of 17% applies to providing lease service of tangible property; and a rate of zero for specific cross-bond activities.

On April 4, 2018, the Ministry of Finance and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, applicable tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, applicable rate is be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods originally subject to a tax rate of 16%, applicable rate is adjusted to 12%; (iv) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to a tax rate of 11% and an export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. Circular 32 became effective on May 1, 2018 and supersedes any previously existing provisions in case of inconsistency.

On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or the Announcement 39, to further lower VAT rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to an existing VAT rate of 16% or 10%, the VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to an existing VAT rate of 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to an existing VAT rate of 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities subject to an existing VAT rate of 10%, with the same export refund rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

PRC Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the SAT issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or the Circular 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009, and the Announcement of State Administration of Taxation on Recognition of “Beneficial Owner” in Tax Treaties, effective on June 29, 2012. Circular 9 provides a more flexible guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, non-resident taxpayers qualified to enjoy tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or materials and information provided to the withholding agent do not meet the criteria for enjoying tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain preferential tax treatments, the PRC tax authorities will have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without a prior approval from the State Administration of Foreign Exchange, or the SAFE, saving the compliance cost in satisfying certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 142, which regulated the conversion of foreign currency-registered capital into RMB by foreign-invested enterprises by restricting how the converted Renminbi may be used. The SAFE Circular 142 provided the registered capital of a foreign-invested enterprise, converted into Renminbi from foreign currencies, might only be used for purposes within the business scope approved by the applicable government authority, and such Renminbi capital might not be used for equity investments within China unless otherwise permitted by PRC law. The SAFE also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital might not be changed without SAFE’s approval, and such Renminbi capital might not in any case be used to repay Renminbi loans if the proceeds of such loans had not been used. On March 30, 2015, the SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effective and replaced the SAFE Circular 142 on June 1, 2015. Although the SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, prohibitions continued to apply as to foreign-invested enterprises’ use of the converted Renminbi for (i) purposes beyond the business scope or expenditures prohibited by the laws and regulations of the state, (ii) directly or indirectly investing in securities unless otherwise provided by laws and regulations, (iii) providing entrusted loans in RMB (except where the business scope permits), repaying intercompany RMB loans (including advances from third parties) or repaying RMB loans from bank that have been transferred to third parties, (iv) paying the related expenses of purchasing real estate not for self-use except for foreign-invested real estate enterprises. The SAFE later promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which became effective on June 9, 2016, reiterates and replaces some of the rules set forth in Circular 19. For instance, Circular 16 alleviates the restrictions on using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans, replacing it with a prohibition against using such capital to issue loans to non-associated enterprises. According to SAFE Circular 16, the foreign exchange receipts under the capital account of a domestic institution shall be used pursuant to the principle of authenticity and self-use within its business scope. The foreign exchange receipts under the capital account of a domestic institution and the Renminbi funds obtained from foreign exchange settlement may be used by the domestic institution for expenditures under the current account within its business scope or the expenditure under the capital account permitted by laws and regulations. Such receipts and funds of the domestic institutions shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or other investments than principal-secured products of banks unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly used for granting the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (iv) used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any contractual agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope. Violations of the SAFE Circular 19 or Circular 16 could result in administrative penalties.

On October 23, 2019, the SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the law. On April 10, 2020, the SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, according to which, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015 and was further amended on December 30, 2019. The SAFE Circular 13 delegates to certain banks the authority to enforce the foreign exchange registration requirements in connection with the inbound and outbound direct investment under relevant SAFE rules, therefore further simplifying the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which became effective on July 4, 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of the SAFE in connection with their direct or indirect offshore investments in overseas SPVs. Under the SAFE Circular 37, a SPV refers to an offshore entity, directly established or indirectly controlled by PRC residents, for the purpose of offshore investment and financing, using their legitimate domestic or offshore assets or interests. Such PRC residents also required to amend their registrations with the SAFE when the basic information of registered SPVs changes (including change of the PRC residents, name and operating period of the SPV), or when such change is a significant (including PRC residents’ increase or decrease of capital contribution in the SPV, transfer or exchange of shares, and merger or division of the SPV). Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the relevant onshore company’s ability to conduct foreign exchange activities. Such restrictions include limiting payment of dividends and other distributions to an onshore company’s offshore parent or affiliate, restricting capital inflow from the offshore entities and settlement of foreign exchange capital, and may subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be registered with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE or its local branch.

Regulation on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, and on January 5, 2007, the SAFE promulgated Implementation Regulations for the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Pursuant to the Stock Option Rules, if PRC residents are granted shares or stock options by companies listed on overseas stock exchanges according to certain stock incentive plans, such residents are required to register with the SAFE or its local branches. PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters relating to exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent must amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution, or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

In addition, SAT has issued certain circulars concerning employee share awards. Under these circulars, for employees working in China, exercising share options or holding vested restricted shares will subject them to PRC individual income tax. The PRC subsidiaries of overseas publicly-listed companies have the obligations to file documents related to employee share awards with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If the employees fail to pay their income taxes, or if such PRC subsidiaries fail to withhold such taxes, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities according to relevant laws and regulations.

Regulations on Dividend Distributions

As the Foreign Investment Law came into effect on January 1, 2020 and replaced the Old FIE Laws, the principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include the Company Law, the EIT Law and its implementation rules.

Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the former State Administration of Industry and Commerce, the China Securities Regulatory Commission, or the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which called for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures.

On February 17, 2023, the CSRC issued the Trial Measures which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website which became effective on March 31, 2023. Under the Trial Measures, either direct or indirect overseas offering and listing by domestic companies shall fulfill the filing procedure with the CSRC with submitting relevant materials. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. When certain circumstances happen, overseas offering and listing shall not be made. And If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. Pursuant to the Trial Measures, the Guidance Rules and Notice, initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, while domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. If domestic enterprises fail to comply with the Trial Measures, they will be required to correct their behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

THE LAWS AND REGULATIONS OF HONG KONG

The following section summarizes the principal laws and regulations of Hong Kong which may be relevant to our business. As this is a summary, it does not contain detailed analysis of the Hong Kong laws which are relevant to our business.

As we have employees who are based in Hong Kong, we are subject to Hong Kong laws and regulations on employment, labor, health and safety. As at the date of this annual report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The mandatory provident fund scheme (“MPF Scheme”) is defined contribution retirement scheme managed by authorized independent trustees. The MPFSO provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO provides for, amongst other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the EO, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as it is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the EO commits an offence and is liable to a maximum fine of HK$350,000 and to imprisonment for a maximum of three years. Further, under section 25A of the EO, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a maximum fine of HK$10,000.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate at HK$37.5 per hour for every employee employed under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the safety and health of persons when they are at work, to provide for related matters. Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

(a)	providing and maintaining plant and work systems that are safe and without risks to health;

(b)	making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c)	providing all necessary information, instruction, training, and supervision for ensuring safety and health;

(d)	providing and maintaining safe access to and egress from the workplaces; and

(e)	providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue improvement notices against noncompliance of the OSHO or the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or suspension notices against activity of workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to one year.

THE LAWS AND REGULATIONS ON BITCOIN AND DIGITAL ASSETS

Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission (“CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of bitcoin, the markets for bitcoin in general, and our activities in particular, our business and our bitcoin strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some digital assets, including bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets.

In addition, since transactions in bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department’s Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals. Additionally, in January 2025, the Consumer Financial Protection Bureau announced that it is seeking public input on privacy protections and surveillance in digital payments, particularly those offered through large technology platforms.

As noted above, activities involving bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order titled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on digital asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets.

In this context, in the United States, the “Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025” (GENIUS Act) introduces a federal regulatory framework for payment stablecoins. The legislation requires issuers to obtain either a federal or state license, maintain full reserve backing in U.S. dollars or short-term U.S. Treasury instruments, and comply with enhanced transparency, capital adequacy, and risk management standards. The Act prohibits the misrepresentation of stablecoins as legal tender and mandates alignment between state and federal regulatory regimes. A reconciliation process with the House’s STABLE Act is ongoing, with a unified federal statute anticipated by the end of 2025.

In Hong Kong, the Stablecoin Bill, enacted in May 2025 and effective August 1, establishes a licensing regime under the Hong Kong Monetary Authority (HKMA) for fiat-referenced stablecoin issuers. The legislation mandates full reserve backing, same-day redemption at par value, and the segregation of client assets. It prohibits unlicensed issuance and retail marketing, and imposes Basel-aligned liquidity and anti-money laundering requirements. The framework is designed to integrate with Hong Kong’s broader virtual asset regulatory regime. In the European Union, the Markets in Crypto-assets Regulation (MiCA), fully effective since December 2024, prohibits algorithmic stablecoins and requires fiat-backed tokens to maintain high-quality liquid reserves. Further regulatory developments in the EU are expected to focus on supervisory harmonization and potential expansion to decentralized finance-linked stablecoins.

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

5.A. Operating Results

We are a global Asian food platform and digital asset treasury company in China. We have strategically positioned Bitcoin as a core reserve asset while continuing to expand our portfolio of culinary brands. We are at the forefront of public companies integrating bitcoin into our financial architecture. We offer easy, convenient food. They reduce the time and energy needed to prepare a meal at home while never compromising on food safety, variety, and selection.

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

For the year ended December 31, 2025, we recorded RMB274.0 million (US$39.2 million) in total revenue compared to RMB273.3 million for the year ended December 31, 2024, representing a 0.3% increase. Due to the high operating costs of our U.S. subsidiaries, we proactively exited our U.S. operations in 2025 and refocused our core food business on Asian markets. Excluding the strategic downsizing of U.S. operations, our revenue on Asia markets increased from RMB249.7 million in 2024 to RMB274.0 million (US$39.2 million) in 2025, representing a 9.8% increase, mainly due to the strong demand from the Asia market. In addition, we strengthened our domestic offline distribution network, expanded cooperation with regional key distributors, and improved market penetration in second and third-tier cities, further boosting our domestic revenue performance.

For the year ended December 31, 2025, we incurred net loss of RMB338.0 million (US$48.3 million) and net loss of RMB157.0 million for the year ended December 31, 2024, mainly due to the share-based compensation of RMB218.3 million (US$31.2 million) compared to RMB19.1 million for the year ended December 31, 2024. 2025 was a defining year for us, as we made bitcoin our treasury reserve asset and refocused our core food business on Asian markets. In order to retain the existing team and attract new experts with digital assets experience, our cost relating to the share-based compensation increased significantly in 2025. We had negative cash flows from operating activities of RMB277.6 million (US$39.7 million) and RMB112.9 million for the years ended December 31, 2025 and 2024 respectively.

Management prefers to use the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the year ended December 31, 2025, we incurred a positive adjusted EBITDA of RMB2.9 million (US$0.4 million), compared to the loss of RMB25.4 million for the year ended December 31, 2024, driven by growth and margin expansion in our consumer food business. For details, please refer to section “Non-GAAP Financial Measure”.

We formally launched our Bitcoin Treasury Strategy in May 2025. With our disciplined expansion of our Bitcoin Treasury, for the year ended December 31, 2025, we accumulated approximately 1,181 bitcoins with the carrying amount of RMB730.2 million ($104.4 million). Changes in fair value of the digital asset were recognized as unrealized loss on the digital asset, with the amount of RMB38.7 million ($5.5 million) for the year ended December 31, 2025.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our food business in China. These include (but are not limited to):

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

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — After our strategic downsizing of U.S. operations, we rely on growing our own private label product sales in China market. This strategy was prompted by the need to improve the overall margin profile of the business. The continuous improved margin was a result of acquisitions of companies focusing on offline distribution of private label products, which generated higher net margins. This shift will require us to plan, develop, and successfully execute on marketing and distribution strategy.

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

Sales and Marketing Costs — Costs associated with sales and marketing was RMB7.7 million (US$1.1 million) in 2025, decreased by 63.3% compared with RMB20.9 million in 2024. The decrease was mainly due to our strategic downsizing of U.S. operations. However, we expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans, convertible loans and bank borrowings used to finance our ongoing working capital requirements. As of December 31, 2025 and December 31, 2024, the outstanding balance on the shareholder loan was RMB39.7 million (US$5.7 million) and RMB84.3 million respectively. The outstanding balances of convertible loans as of December 31, 2025 and December 31, 2024 were RMB137.5 million (US$19.7 million) and RMB13.6 million, respectively. The outstanding balances of bank borrowings both in short-term and long-term as of December 31, 2025 and December 31, 2024 were RMB41.9 million (US$6.0 million) and RMB55.8 million, respectively.

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Online consumer product sales	30,811,746	14,930,462	2,962,458	423,626
Offline consumer product sales	173,783,356	258,276,242	271,078,146	38,763,659
Advertising service	886,802	127,253	—	—
Total Revenues	205,481,904	273,333,957	274,040,604	39,187,285

Cost of products	(153,316,804)	(195,559,129)	(187,885,686)	(26,867,296)
Cost of services	(709,787)	(132,136)	—	—
Total Cost of revenues	(154,026,591)	(195,691,265)	(187,885,686)	(26,867,296)

Gross profit	51,455,313	77,642,692	86,154,918	12,319,989

Fulfilment expenses	(7,315,978)	(7,969,100)	(5,376,340)	(768,806)
Sales and marketing expenses	(17,440,192)	(20,916,582)	(7,668,697)	(1,096,609)
General and administrative expenses	(82,460,706)	(99,124,765)	(79,819,048)	(11,413,972)
Impairment loss on goodwill	(6,592,220)	(67,932,627)	(21,665,680)	(3,098,151)
Share based compensation	(83,863,299)	(19,143,702)	(218,332,931)	(31,221,194)
Loss from operations	(146,217,082)	(137,444,084)	(246,707,778)	(35,278,743)

Interest expenses	(12,178,668)	(16,738,971)	(20,442,161)	(2,923,190)
Interest income	2,562,605	3,248,285	8,044,670	1,150,373
Foreign currency exchange (loss)/gain, net	(66,798)	16,927	—	—
Impairment loss for equity investments accounted for using measurement alternative	(8,288,296)	(5,645,887)	(8,490,163)	(1,214,077)
Gain from deconsolidation of VIEs	134,665	—	—	—
Other income	421,449	1,912,396	3,170,148	453,325
Other expenses, net	(10,440,057)	—	—	—
Unrealized loss on digital assets	—	—	(38,723,236)	(5,537,349)
Changes in fair value of financial instruments	17,101,260	4,803,913	(20,191,599)	(2,887,360)

Loss before income tax expenses	(156,970,922)	(149,847,421)	(323,340,119)	(46,237,021)

Income tax expense	(5,004,766)	(7,143,653)	(14,663,093)	(2,096,794)
Net loss	(161,975,688)	(156,991,074)	(338,003,212)	(48,333,815)

Key Components of Our Results of Operations

Revenues

We are a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient foods. Due to the intense price competition in online platforms, we proactively withdraw from our online businesses in 2025 to avoid dragging down the overall gross profit margin. The following table further elaborates our revenue by channels for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Online consumer product sales	30,811,746	14,930,462	2,962,458	423,626
Offline consumer product sales	173,783,356	258,276,242	271,078,146	38,763,659
Advertising	886,802	127,253	—	—
Total Revenues	205,481,904	273,333,957	274,040,604	39,187,285

Cost of Revenues

Our cost of revenues primarily consists of product costs and personnel costs. The table below shows the cost of revenues in absolute amounts for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Product costs	153,082,951	194,834,596	186,507,853	26,670,269
Personnel costs	943,640	856,669	1,377,833	197,027
Total cost of revenues	154,026,591	195,691,265	187,885,686	26,867,296

Product Costs:

“Product Costs” represents costs of consumer products sold online and offline. Product costs were 74.5%, 71.3% and 68.1% of total revenues for the year ended December 31, 2023, 2024 and 2025. The improved performance of food business was mainly due to the supply chain optimization and cost control.

Personnel Costs:

“Personnel Costs” represents the costs directly related to the revenue such as operation employee cost.

Operating Expenses

Our operating expenses consists of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, (iv) Impairment loss on goodwill and (v) share-based compensation.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Fulfilment expenses	7,315,978	7,969,100	5,376,340	768,806
Sales and marketing expenses	17,440,192	20,916,582	7,668,697	1,096,609
General and administrative expenses (including research and development expenses)	82,460,706	99,124,765	79,819,048	11,413,972
Impairment loss on goodwill	6,592,220	67,932,627	21,665,680	3,098,151
Share-based compensation	83,863,299	19,143,702	218,332,931	31,221,194

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

Share-based compensation:

The Company’s shareholders and Board of Directors approved 2025 option plans and 2025 warrant program in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management. The cost of share-based compensation also includes options granted related to certain business acquisitions.

Results of Operations

Year ended December 31, 2025 compared to Year ended December 31, 2024

Revenues

 For the year ended December 31, 2025, we recorded RMB274.0 million (or US$39.2 million) in total revenue compared to RMB273.3 million for the year ended December 31, 2024, representing a 0.3% increase. Due to the high operating costs of our U.S. subsidiaries, we proactively exited our U.S. operations in 2025 and refocused our core food business on Asian markets. Excluding the strategic downsizing of U.S. operations, our revenue on Asia markets still achieved RMB274.0 million (US$39.2 million) compared to RMB249.7 million for the year ended December 31, 2024, representing a 9.8% increase, mainly due to the strong demand from the Asia market.

The increase in total revenue was due to the increase in offline consumer product sales of RMB12.8 million (US$1.8 million), offset by the decrease in online consumer product sales of RMB11.9 million (US$1.7 million). The growth in offline sales is attributable to our diversified and solid offline sales channels, which have been optimized and expanded continuously during 2025, including the increased number in regional distributors and strengthened cooperation with them, driving a steady rise in offline sales volume.

Cost of Revenues

Cost of revenues decreased by 4.0% to RMB187.9 million (US$26.9 million) in 2025 from RMB195.7 million in 2024, which was mainly due to the downsizing our U.S. operations in 2025 and refocused our core food business on Asian markets, with supply chain optimization, cost control.

Product Costs

The product cost decreased by 4.3% from RMB194.8 million for the year ended December 31, 2024 to RMB186.5 million (US$26.6 million) for the year ended December 31, 2025. The decrease was mainly due to the supply chain optimization and cost control.

Personnel Costs

Our personnel costs increased slightly from RMB0.9 million for the year ended December 31, 2024 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2025.

Operating Expenses

Operating expenses increased by 54.8% to RMB332.9 million (US$47.6 million) in 2025 from RMB215.1 million in 2024.

Fulfilment expenses

The fulfilment expenses decreased from RMB8.0 million for the years ended December 31, 2024 to RMB5.4 million (US$0.8 million) for the year ended December 31, 2025. The decrease was mainly attributable to our strategic downsizing of U.S. operations, as the fulfilment expenses incurred in the U.S. dropped from RMB2.2 million in 2024 to nil in 2025.

Sales and marketing expenses

The sales and marketing expenses decreased from RMB20.9 million for the years ended December 31, 2024 to RMB7.7 million (US$1.1 million) for the years ended December 31, 2025. The decrease was mainly attributable to our strategic downsizing of U.S. operations, as the sales and marketing expenses incurred in the U.S. dropped from RMB7.1 million in 2024 to nil in 2025. In addition, we further optimized our domestic offline sales channels, improved sales and marketing operational efficiency, reduced redundant marketing investment and low-efficiency promotional expenses, and achieved higher domestic sales revenue with lower sales and marketing costs.

General and administrative expenses

The general and administrative expenses decreased by 19.5% from RMB99.1 million for the years ended December 31, 2024 to RMB79.8 million (US$11.4 million) for the year ended December 31, 2025. The decrease in general and administrative expenses was mainly attributable to our tightened budget control for professional service fees, travel and administrative miscellaneous expenses, as well as the winding-down of U.S. overseas administrative layout in 2025. The general and administrative of U.S. dropped from RMB14.1 million to RMB0.3 million (US$0.04 million).

Impairment loss on goodwill

The impairment loss on goodwill resulted from the impairment of goodwill from acquisition of subsidiaries. They have failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of these reporting units was less than their carrying amount. The impairment loss on goodwill was RMB67.9 million and RMB21.7 million (US$3.1 million) for the year ended December 31, 2024 and 2025.

Share-based compensation

The cost for share-based compensation was RMB19.1 million and RMB218.3 million (US$31.2 million) for the years ended December 31, 2024 and 2025, respectively. The significant year-on-year increase was mainly attributable to the launch of the 2025 Warrant Program and the 2025 Option Plan amid the Company’s strategic transformation toward Bitcoin Treasury Reserve strategy and consolidation of our core food business.

Warrants under the 2025 Warrant Program were principally granted to senior management and directors as market value-oriented incentives to align management’s long-term interests with shareholder value and boost our market value growth, incurring recognized compensation expenses of RMB191.9 million (US$27.4 million).

The 2025 Option Plan was introduced to retain the existing key staff and recruit outstanding talent with digital currency capabilities to support our strategic initiatives, with recognized compensation expenses amounting to RMB26.4 million (US$3.8 million).

Unrealized losses on digital assets

We initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair market value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end.

We recognized an unrealized loss on digital assets of approximately RMB38.7 million ($5.5 million) for the year ended December 31, 2025, primarily due to a decrease in the fair market value (based on quoted (unadjusted) prices on the OK exchange) of our bitcoin during the year ended December 31, 2025.

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

Product Costs

The product cost increased by 27.3% from RMB153.1 million for the year ended December 31, 2023 to RMB194.8 million (US$26.6 million) for the year ended December 31, 2024. The increase was mainly due to: (i) we have obtained control over Yai’s Thai on February 1, 2024, a Thai American food brand selling curry and sauce products based in USA; and (ii) the increase in offline consumer product sales.

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

Impairment loss on goodwill

The impairment loss on goodwill resulted from the impairment of goodwill from acquisition of subsidiaries. They have failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of these reporting units was less than their carrying amount. The impairment loss on goodwill was RMB6.6 million and RMB67.9 million (US$9.3 million) for the year ended December 31, 2023 and 2024, respectively.

Share-based compensation

The cost for share-based compensation was RMB83.9 million and RMB19.1 million (US$2.6 million) for the years ended December 31, 2023 and 2024, respectively. The decrease was due to mass exercise of stock options upon our successful IPO in November 2023 which resulted in recognition of share-based compensation expense.

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

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries and (iv) cooking classes in the branded experience stores operated by us.

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

Digital Assets

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices in an active cryptocurrency exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s consolidated statements of operations and comprehensive loss, within “Unrealized loss on digital assets”, within operating expenses in the Company’s consolidated statement of operations and comprehensive loss.

Share-based Compensation

Share-based compensation expenses arise from share-based awards, mainly including share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Company follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

For Restricted Shares awarded to employees, directors and other consultants, all ordinary shares (“Restricted Shares”) of the Company shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, directors and other consultants, the Company applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Company has elected to account for forfeitures when they occur.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

For share warrants granted under the 2025 Warrant Program that contain only market-based performance conditions, the Company accounts for such awards in accordance with ASC 718 Compensation—Stock Compensation. The fair value of these market-conditioned warrants is estimated at the grant date using the Black-Scholes option pricing model, with relevant valuation assumptions applied to reflect the market-based performance targets. Compensation expense is recognized based on the grant-date fair value, and no subsequent remeasurement is made for these equity-classified awards. Unlike service or non-market performance conditions, previously recognized compensation expense related to these warrants is not reversed if the market-based performance conditions are not satisfied, even if the targets are not met at the required measurement dates.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group has adopted this ASU on January 1, 2025.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

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

As of December 31, 2023, 2024 and December 31, 2025, RMB78.8 million, RMB61.0 million and RMB21.1 million (US$3.0 million), respectively was deposited with financial institutions mainly located in the Chinese mainland, Hong Kong and U.S.

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

We actively manage our cash conversion cycle to improve working capital, and our cash conversion cycle remained stable with 13.5 days for the year ended December 31, 2024 and 13.9 days for the year ended December 31, 2025. Days sales outstanding increased from 41.8 days for the year ended December 31, 2024 to 49.8 days for the year ended December 31, 2025 and net inventory turnover days decreased from 13.7 days for the year ended December 31, 2024 to 12.6 days for the year ended December 31, 2025. Also, there is a increase in net days payables outstanding of 42.1 days to 48.4 days from the year ended December 31, 2024 to the year ended December 31, 2025.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current cash and cash equivalents and new financing activities, will be sufficient to meet our present and anticipated working capital requirements and capital expenditures. However, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We also utilize short-term and long-term banking facilities to fund our listing expenses, and to manage our working capital requirements. Short-term banking facilities are mainly drawn from financial institutions such as Bank of Beijing (“BOB”) and Bank of Shanghai (“BOS”), while we utilize long-term banking facilities from Bank of China (“BOC”) and Nanyang Commercial Bank (“NCB”). As at December 31, 2025, short-term bank loans amount to RMB37.4 million (US$5.4 million), current portion of long-term bank loans amount to RMB0.5 million (US$0.1 million), and long-term bank loans amount to RMB3.9 million (US$0.6 million). As at December 31, 2024, short-term bank loans amount to RMB50.5 million, current portion of long-term bank loans amount to RMB0.8 million, and long-term bank loans amount to RMB4.5 million.

Significant short-term bank borrowings

In June 2024, the Company entered into a half-year agreement with CITIC for general working capital purposes, with total principal amount of RMB6,000,000 and would mature in December 2024, bearing an interest rate of 4.35% per annum. In June 2025, the loan was renewed and would mature in December 2025, bearing an interest rate of 4.35% per annum. As of December 31, 2025, RMB870,000 has been repaid and the outstanding amount was RMB5,130,000.

In March 2025, Yunmao entered into a one-year loan agreements with Hangzhou United Bank, with total principal amount of RMB 4,800,000 and would mature in March 2026, bearing an interest rate of 4.0% per annum. This facility was guaranteed by the Company. As of December 31, 2025, RMB300,000 has been repaid and the outstanding amount was RMB4,500,000.

In May 2025, the Company entered into a half-year loan agreement with Bank of Shanghai for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in November 2025, bearing an interest rate of 3.1% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. As of December 31, 2025, RMB200,000 has been repaid and the outstanding amount was RMB9,800,000.

In August 2025, the Company entered into a one-year loan agreement with CIB for general working capital purposes, with total principal amount of RMB9,000,000 and would mature in August 2026, bearing an interest rate of 3% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu. As of December 31, 2025, the outstanding amount was RMB9,000,000.

In September 2025, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB3,000,000 and would mature in September 2026, bearing an interest rate of 2.6% per annum. This facility was guaranteed by Ms. Chen Di, Mr. Zhang Yi and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs As of December 31, 2025, the outstanding amount was RMB3,000,000.

In October 2025, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in October 2026, bearing an interest rate of 4.8% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2025, the outstanding amount was RMB3,000,000.

In November 2025, Yuli entered into a one-year loan agreement with ICBC, consisting of two tranches with a total principal amount of RMB1,500,000: RMB500,000 maturing in October 2026 and RMB1,000,000 maturing in November 2026, bearing an interest rate of 3.6% per annum. As of December 31, 2025, the outstanding amount was RMB1,500,000.

In December 2025, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB1,500,000 and would mature in December 2026, bearing an interest rate of 2.6% per annum. This facility was guaranteed by Ms. Chen di and Mr. Zhang Yi, and also pledged by Mr. Zhang Yi’s own property. As of December 31, 2025, the outstanding amount was RMB1,500,000.

The weighted average interest rate for short-term borrowings as of December 31, 2023, 2024 and 2025 were approximately 4.3%, 3.7% and 3.6%, respectively.

Significant long-term bank borrowings

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 3.63% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$274,485 (equivalent to RMB254,173) was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$274,485 (equivalent to RMB254,173) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,083,004 (equivalent to RMB1,002,862). HK$252,427 (equivalent to RMB233,747) was repaid in 2025. As of December 31, 2025, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$252,427 (equivalent to RMB227,992) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$852,636 (equivalent to RMB770,100).

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2034, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung, Ms. Norma Ka Yin Chu and HKMC Insurance Limited for each guaranteed amount of HK$4,550,000. HK$387,514 (equivalent to RMB358,838) and HK$342,164 (equivalent to RMB309,043) was repaid in 2024 and 2025. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$387,514 (equivalent to RMB358,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,711,924 (equivalent to RMB3,437,242). As of December 31, 2025, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$342,164 (equivalent to RMB309,042) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,415,110 (equivalent to RMB3,084,529).

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2025 are as follows:

RMB
For the Year Ending December 31, 2026	549,012
For the Year Ending December 31, 2027	548,179
For the Year Ending December 31, 2028	548,178
For the Year Ending December 31, 2029	537,034
For the Year Ending December 31, 2030	395,166
For the Year Ending December 31, 2031 and thereafter	1,848,361
Total	4,425,930

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

The following table presents the summary of our consolidated cash flows data.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(89,350,546)	(112,907,188)	(277,596,226)	(39,695,734)
Net cash used in investing activities	(135,161,792)	(10,857,028)	(437,151,759)	(62,511,871)
Net cash provided by financing activities	216,003,395	104,270,474	676,657,777	96,760,776
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(9,107,882)	1,163,093	(1,728,914)	118,432
Net decrease in cash, cash equivalents and restricted cash	(17,616,825)	(18,330,649)	(39,819,122)	(5,328,397)
Cash, cash equivalents and restricted cash at the beginning of the year	96,904,630	79,287,805	60,957,156	8,351,095
Cash, cash equivalents and restricted cash at the end of the year	79,287,805	60,957,156	21,138,034	3,022,698

Operating Activities

Net cash used in operating activities consisted primarily of our net loss adjusted by non-cash adjustments, such as depreciation and amortization, and adjusted by changes in operating assets and liabilities, such as accounts receivable and account payable.

Net cash used in operating activities was RMB89.4 million for the year ended December 31, 2023. The difference between the net cash used in operating activities and net loss of RMB162.0 million was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB6.1 million, decrease in fair value of financial liabilities of RMB17.1 million, share-based compensation of RMB83.9 million, extinguishment loss of RMB10.4 million, termination of franchise agreement of RMB11.0 million, impairment loss for equity investments accounted for using Measurement Alternative of RMB8.3 million, impairment loss on goodwill of RMB6.6 million, a decrease in deferred tax benefit of RMB1.3 million, an increase in accounts receivable of RMB4.5 million, an increase in prepayments and other current assets of RMB53.9 million, an increase in other non-current assets of RMB5.5 million, an increase in contract liabilities of RMB4.8 million and an increase in accrued expenses and other current liabilities of RMB22.4 million.

Net cash used in operating activities was RMB112.9 million for the year ended December 31, 2024. The difference between the net cash used in operating activities and net loss of RMB157.0 million was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB4.7 million, share-based compensation of RMB19.1 million, allowance for accounts receivable of RMB3.1 million, allowance for other current assets of RMB4.0 million, provision for inventories of RMB4.9 million, impairment loss for equity investments accounted for using Measurement Alternative of RMB5.6 million, impairment loss for intangible assets of RMB18.7 million, impairment loss on goodwill of RMB67.9 million, a decrease in deferred tax benefit of RMB5.2 million, an increase in accounts receivable of RMB4.5 million, a decrease in inventories of RMB4.1 million, an increase in prepayments and other current assets of RMB70.2 million, an increase in other non-current assets of RMB12.9 million, a decrease in accounts payable of RMB9.4 million, a decrease in contract liabilities of RMB1.4 million and an increase in accrued expenses and other current liabilities of RMB21.3 million.

Net cash used in operating activities was RMB277.6 million (US$39.7 million) for the year ended December 31, 2025. The difference between the net cash used in operating activities and net loss of RMB338.0 million (US$48.3 million) was primarily attributable to the following factors: Impairment loss for intangible assets and goodwill of RMB29.4 million (US$4.2 million) in aggregate, mainly resulting from our strategic exit from the U.S. market, which led to the full impairment of remaining carrying amount of intangible assets and goodwill relating to our U.S. subsidiary Yai’s Thai. Changes in fair value of financial instruments of RMB20.2 million (US$2.9 million), representing fair value change on convertible loans. Share-based compensation of RMB218.3 million (US$31.2 million), was mainly attributable to the launch of the 2025 Warrant Program and the 2025 Option Plan amid our strategic transformation toward Bitcoin Treasury Reserve strategy and consolidation of our core food business. Unrealized loss on digital assets of RMB38.7 million (US$5.5 million) was mainly due to a decrease in the fair market value of our bitcoin during the year ended December 31, 2025. Increase in prepayments and other current assets of RMB224.6 million (US$32.1 million) was mainly due to the loans to several individuals with 10% annual interest rate. Decrease in accrued expenses and other current liabilities of RMB14.6 million (US$2.1 million), was mainly due to the repayment of certain prior-year individual borrowings.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment; (b) long-term investment, and (c) loan to a supplier.

Net cash used in investing activities was RMB135.2 million for the year ended December 31, 2023, primarily due to acquisition of short-term investments and deposit for investment of RMB121.8 million, prepayment of deposit for a potential acquisition of RMB4.0 million, payment of consideration payable resulted from acquisition of Cook San Francisco, LLC. of RMB13.9 million, payment of consideration payable resulted from acquisition of Lishang of RMB2.4 million, and RMB7.9 million of cash acquired from business combinations.

Net cash used in investing activities was RMB10.9 million for the year ended December 31, 2024, primarily due to payment of consideration payable resulted from acquisition of Yai’s Thai of RMB12.0 million and RMB1.5 million of cash acquired from business combinations.

Net cash used in investing activities was RMB437.2 million (US$62.5 million) for the year ended December 31, 2025, primarily due to the purchase of digital assets of RMB459.7 million (US$65.7 million), partially offset by proceeds from the sale of digital assets of RMB22.6 million (US$3.2 million).

Financing Activities

Net cash provided in financing activities was RMB216.0 million for the year ended December 31, 2023, primarily due to proceeds from IPO of RMB213.2 million, the net repayment of short-term bank borrowings of RMB39.7 million, net proceeds from long-term bank borrowings of RMB3.3 million, net repayment of related parties’ loans of RMB2.7 million, repayment of shareholders’ loan of RMB13.9 million, issuance of convertible loans (net of repayment) of RMB26.2 million, net proceeds from loans from employees and individuals of RMB29.7 million.

Net cash provided in financing activities was RMB104.3 million for the year ended December 31, 2024, primarily due to proceeds from individual investors of RMB15.0 million, the net proceeds from short-term bank borrowings of RMB31.0 million, net repayment of long-term bank borrowings of RMB2.4 million, net proceeds from related parties’ loans of RMB17.5 million, issuance of convertible loans of RMB18.7 million, net proceeds from loans from employees and individuals of RMB24.4 million.

Net cash provided by financing activities was RMB676.7 million (US$96.8 million) for the year ended December 31, 2025, primarily due to proceeds from investors of RMB138.8 million (US$19.9 million), the net proceeds from short-term bank borrowings of negative RMB13.1 million (US$1.9 million), net proceeds from related parties’ loans of RMB19.1 million (US$2.7 million), proceeds from loans pledged by digital assets of RMB356.5 million (US$51.0 million), issuance of convertible loans (net of repayment) of RMB185.8 million (US$26.6 million), and net repayment of loans from employees and individuals of negative RMB9.8 million (US$1.4 million).

Capital Expenditures

For the years ended December 31, 2023, 2024 and 2025, cash used in the purchase of property and equipment amounted to RMB0.2 million, RMB0.4 million and RMB31,988 (US$4,575), respectively.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
Contractual Obligations	Total	Within 1 year	After 1 year but within 3 years	After 3 years but within 5 years	Over 5 years
	(in RMB)
Lease liabilities obligation	11,190,912	2,365,031	1,719,881	912,000	6,194,000
Short-term bank borrowings	37,430,000	37,430,000	-	-	-
Long-term bank borrowings	4,425,930	549,012	1,096,357	932,200	1,848,361
Total	53,046,842	40,344,043	2,816,238	1,844,200	8,042,361

The amount represents contractual lease obligations entered into by the Group which will be due within the next 5 years and long-term bank borrowings entered by the group due within the next 5 years.

Internal Control Over Financial Reporting

Prior to our IPO in November 2023, we had been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Acquisition Strategy

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

5.C. Research and Development, Patent and Licenses, etc.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2025, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have an experienced management team. Members of our management team have significant experience across the crypto and digital assets, FMCG, e-commerce, and IT services/technology, media, and telecommunications industries/sectors. More importantly, our management team comprises of a few selected individuals that offer strong understanding of the Chinese market as well as have extensive experiences in operating and expanding FMCG businesses in international markets.

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

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this annual report:

Name	Age	Position
Norma Ka Yin Chu	44	Director, Chief Executive Officer and Chairwoman
Kyu Ho Kok	51	Chief of staff
Ethan Yong Kang Yu	32	Principal Financial Officer
George Lai	49	Independent Director
Matthew Gene Mouw	64	Independent Director
Samuel Chun Kong Shih	59	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Norma Ka Yin Chu is our Chief Executive Officer, Director and Chairwoman. Ms. Chu is the founder and has served as Chairwoman of the board and our CEO since our establishment in 2012. Before founding our Group, Ms. Chu served as Head of Research of HSBC Private Bank in Hong Kong from July 2010 to May 2012. Ms. Chu is the Co-Founder of Founders HK in 2020, the President of Greater Bay Young Entrepreneurship Association and the Founder of Good Food Movement in 2018, a charity organization providing genuine inspiration about healthy food source. She is also a Board Member of YPO North Asia Regional and a Board Member of Hong Kong Shanghai Youth Association, as well as a Standing Director of Shanghai Hong Kong Association. Ms. Chu has also been elected as a member of the Technology and Innovation Subsector of the Election Committee of Hong Kong SAR for 2021. Ms. Chu received her Bachelor of Arts degree in the University of Washington in 2004 and is an alumni of the Harvard Business School through the executive general management program GMP 35 since 2023.

Ho Kok Kyu, is our Chief of Staff. Mr. Ho is a Co-founder and Managing Partner at Initial Ventures, which focused on early stage blockchain investments. Mr. Ho has over 20 years of extensive experience in fund portfolio management and digital asset investments. Prior to Initial Ventures, Mr. Ho was a Managing Director at CPP Investments. Mr. Ho led the Thematic Investing program in Asia, focusing on disruptive technologies including blockchain and AI. Prior to that, Mr. Ho was the Founder and CIO of Wuzhu Asia Partners, an investment fund focused on contrarian strategies. Mr. Ho also held senior investment positions at various hedge funds New York and Hong Kong, including Kingdon Capital. He received a Bachelor of Arts in Economics from Northwestern University, a Master of Business Administration from The Wharton School at University of Pennsylvania.

Ethan Yong Kang Yu is our Principal Financial and Accounting Officer. Since September 2020, Mr. Yu has served at several important capacity at DayDayCook, where he is responsible for the company’s financial management and capital raising. In November 2024, he was promoted to lead the finance function for the group. From 2018 to July 2020, Mr. Yu worked at BakerTilly International Certified Public Accountants (Special General Partnership) Shanghai branch, assisting client companies with several successful IPOs. Mr. Yu has been engaged in finance-related work since obtaining his bachelor’s degree from Jilin Agricultural Science and Technology University in 2018.

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

Family Relationships

As of the date of this annual report, there are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. In 2025, we paid an aggregate of RMB6.5 million (US$0.9 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

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

In June 2025, the Company held an annual general meeting at which the shareholders approved, among other things, an increase in the total amount of Class A Ordinary Shares that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares.

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

2025 Warrant Program

In June 2025, the Company held its annual general meeting where its shareholders approved the adoption of the 2025 Warrant Program to incentivize and retain key personnel by aligning their interests with those of shareholders. The 2025 Warrant Program authorizes the Board of Directors to issue Warrants to purchase Class A Ordinary Shares to eligible participants, including executive management, directors, and selected employees, at the Board’s discretion, in accordance with applicable laws and the Company’s governing documents.

The Board considers that the 2025 Warrant Program incorporates several sound governance features to ensure fairness, transparency, and alignment with shareholder interests:

Defined Eligibility Criteria: Warrants may only be issued to executive management, directors, and other employees selected by the Board, ensuring that awards are targeted to individuals critical to the Company’s strategic success and preventing indiscriminate grants.

Performance-Based Incentives: The CEO’s Warrants in 2025 are tied to achieving significant market capitalization thresholds ($50 million, $100 million, and $250 million at the end of Q2, Q3, and Q4, respectively), aligning executive rewards with shareholder value creation and Company growth.

Vesting and Forfeiture Provisions: Warrants vest after 90 days and lapse after ten years, encouraging long-term commitment, provided however the board may specify an alternate vesting period. Unvested Warrants lapse for Non-Retained Leavers (e.g., those dismissed for misconduct or during probation) or upon death, while Retained Leavers retain a pro-rata share based on service time, ensuring fairness and discouraging poor performance or misconduct.

Non-Transferability: Warrants are generally non-transferable, except to a wholly-owned company or with Board approval, preventing misuse and ensuring alignment with the original recipient’s performance obligations.

The following summary of the material features of the 2025 Warrant Program is qualified in its entirety by reference to the complete text of the 2025 Warrant Program.

Eligible Participants: The Program covers members of the Company’s executive management, Board of Directors, and other employees selected by the Board.

Warrant Allocation: For 2025, the Program targets issuing Warrants for up to 1,00,000 Class A Ordinary Shares to executive management and 200,000 to directors. Our Chief Executive Officer may receive performance-based Warrants: 800,000 if the Company’s market capitalization exceeds $50 million at the end of Q2 2025, 900,000 if it exceeds $100 million at the end of Q3 2025, and 1,200,000 if it exceeds $250 million at the end of Q4 2025, with a maximum of 5,000,000 Warrants for the CEO in 2025. After 2025, a dynamic pool of Warrants equivalent to 25% of issued and outstanding Class A Ordinary Shares (non-diluted) will be available for allocation. In December 2025, the Board, at a special meeting, approved an adjustment to increase the number of warrants issuable to the CEO to 2,800,000 shares.

Warrant Terms: Warrants grant the right, but not the obligation, to purchase one Class A Ordinary Share at an Exercise Price set by the Board in its absolute discretion at issuance. Warrants are granted at no cost, vest after three years, and expire after ten years. Unvested Warrants lapse upon termination for Non-Retained Leavers (dismissed for misconduct, gross negligence, fraud, or during/non-renewal after probation) or death, while Retained Leavers (other terminations) retain a pro-rata share based on service time. The Board may modify conditions, ensuring no preferential treatment over continuing employees. Exercise is subject to Board availability and compliance with stock exchange regulations, including insider trading rules.

Exercise and Transfer: Warrants are exercised by written request, with payment due before subscription. They are non-transferable, except to a wholly-owned company or with Board approval.

Adjustments and Taxation: The Board may adjust the Exercise Price or share number for capital structure changes, maintaining Warrant value. The Company is not responsible for tax consequences but may withhold applicable taxes.

As of the date of this annual report, the Board has approved to grant 4,500,000 warrants to Norma Ka Yin Chu, our Chief Executive Officer, Chairwoman and director; 1,000,000 warrants to executive management and 199,998 warrants to Independent Director.

6.C. Corporate Governance Practices

Foreign Private Issuer

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of the NYSE American, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the NYSE rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

If we rely on our home country corporate governance practices in lieu of certain of the rules of the NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors consist of four directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Memorandum and Articles, as amended from time to time or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of four (4) directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

As of December 31, 2025 we had 42 employees. The employees are based in China and the United States. The following table sets forth the number of employees by function as of December 31, 2025:

Function	Number of Employees	Percentage
Sales and Marketing	14	33.3%
Supply Chain Management	3	7.1%
Legal, Compliance, and Finance	12	28.6%
Technology & Product Design & Development	5	11.9%
Operations	8	19.0%
Total	42	100%

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

As per PRC law, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law and from time-to-time by the local government to contribute to employee benefit plans. As of December 31, 2025, we have not experienced any significant disputes with our employees. None of our employees was represented by any labor union that engages in collective bargaining.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned (2)		Class B Ordinary Shares Beneficially Owned (2)		Approximate percentage of voting rights (3)
Name of Beneficial Owners (1)	Number	%	Number	%	%
Directors and Executive Officers:
Norma Ka Yin Chu	2,863,245	6.47	1,750,000	100	32.96
Kyu Ho Kok	286,547	0.65	—	—	0.46
Ethan Yong Kang Yu	95,863	0.22	—	—	0.16
George Lai	31,838	0.07	—	—	0.05
Matthew Gene Mouw	20,000	0.05	—	—	0.03
Samuel Chun Kong Shih	31,838	0.07	—	—	0.05
All directors and executive officers as a group	3,329,331	7.52	1,750,000	100	33.72
5% shareholders:
Norma Ka Yin Chu (4)	2,863,245	6.47	1,750,000	100	32.96
Mulana Investment SPC (5)	3,204,316	7.24	—	—	5.19
Satoshi Strategic Investments Limited (6)	9,924,598	22.42	—	—	16.07
Bristol Point Investment Limited (7)	5,627,871	12.71	—	—	9.11

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 368 9th Ave, New York, NY 10001, USA.

(2)	Applicable percentage of ownership is based on 44,275,474 Class A Ordinary Shares and 1,750,000 Class B Ordinary Shares outstanding.

(3)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class.

(4)	Represents 2,863,245 Class A Ordinary Shares and 1,750,000 Class B Ordinary Shares held by Norma Ka Yin Chu. The business address of Norma Ka Yin Chu is 368 9th Ave, New York, NY 10001, USA.

(5)	Represents 3,204,316 Class A Ordinary Shares held by Mulana Investment SPC. Gilbert NG is deemed to have voting or investment control over the securities held by Mulana Investment SPC. The business address of Mulana Investment SPC is 2904, 29/F, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong.

(6)	Represents 9,924,598 Class A Ordinary Shares held by Satoshi Strategic Investments Limited. Kevin Ka Kin TSUl is deemed to have voting or investment control over the securities held by Satoshi Strategic Investments Limited. The business address of Satoshi Strategic Investments Limited is Flat B, 18/F, Tower 1La Grove, Hong Kong.

(7)	Represents 5,627,871 Class A Ordinary Shares held by Bristol Point Investment Limited. Chi Shing LAU is deemed to have voting or investment control over the securities held by Bristol Point Investment Limited. he business address of Bristol Point Investment Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

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

Loan Arrangement with a Related Party

During the years ended December 31, 2023, 2024 and 2025, certain related parties are as follows:

Name of party	Relationship
Ms. Norma Ka Yin Chu	Founder, Chief Executive Officer, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Chief Financial Officer (resigned on August 30, 2024)
Mr. Samuel Derk Shuen Lim	Spouse of Founder, shareholder of Voodoo
Mr. Chu Siu Wo	Founder’s Parent

During the years ended December 31, 2023, 2024 and 2025 certain related party transactions with related parties are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Financing activities:
Loan from Ms. Katherine Shuk Kwan Lui	206,512	—	—
Repayment to Ms. Katherine Shuk Kwan Lui	383,805	—	—
Loan from Ms. Norma Ka Yin Chu	3,760,738	17,092,525	23,219,304
Repayment to Ms. Norma Ka Yin Chu	6,894,116	506,736	4,082,936
Loan from Mr. Samuel Derk Shuen Lim	—	—	—
Repayment to Mr. Samuel Derk Shuen Lim	718,665	—	—
Loan from Mr. Chu Siu Wo	—	2,109,400	—
Repayment to Mr. Chu Siu Wo	—	1,149,250	—
Loan interests payable to Ms. Norma Ka Yin Chu	240,075	—	—
Loan interests payable to Mr. Samuel Derk Shuen Lim	297,021	—	—
Loan interests payable to Ms. Katherine Shuk Kwan Lui	2,636	—	—
Loan interests to Mr. Samuel Derk Shuen Lim	—	300,166	—
Loan interests to Ms. Katherine Shuk Kwan Lui	3,073	—	—
Reimbursement payable to Ms. Norma Ka Yin Chu	789,935	—	—

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

In 2024 and 2025, Loans from Ms. Norma Ka Yin Chu and Mr. Chu Siu Wo were interest-free.

In 2024, Ms. Norma Ka Yin Chu converted RMB14,225,010 into the Company’s class A ordinary shares of 465,635, Mr. Samuel Derk Shuen Lim converted RMB19,472,050 into the Company’s class A ordinary shares of 543,532, and Mr. Chu Siu Wo converted RMB724,638 into the Company’s class A ordinary shares of 5,057. (shares as adjusted for reverse split)

In 2025, Ms. Norma Ka Yin Chu converted RMB11,140,388 into the Company’s class A ordinary shares of 520,000.

As at December 31, 2024 and 2025, certain related party balances are as follows:

	As at December 31,
	2024	2025
	RMB	RMB
Amounts due to Mr. Siu Wo Chu	325,557	—
Amounts due to Ms. Norma Ka Yin Chu	165,531	8,160,511

Policies and Procedures for Related Party Transactions

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

Dividend Policy

For the years ended December 31, 2025, 2024 and 2023, we have not declared any dividend. We do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

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

Class A Ordinary Shares and Class B Ordinary Shares

General.  Our authorized share capital was changed into US$80,188,000 divided into 200,000,000 Class A Ordinary Shares of par value US$0.4 each and 1,750,000 Class B Ordinary Shares of US$0.016 par value each. All of our outstanding Class A Ordinary Shares and Class B Ordinary Shares will be fully paid and non-assessable. Certificates representing the Class A Ordinary Shares will not be issued. Our shareholders who are non-residents of the Cayman Islands, may freely hold and transfer their Class A Ordinary Shares in accordance with our Memorandum and Articles and applicable law.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

On November 29, 2024, the shareholders passed as a special resolution, that:

(a)	the Company consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each, on a basis ranging from no consolidation to a consolidation of 1:25 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board within one year of the date of November 29, 2024;

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company; and

(c)	concurrently with the Share Consolidation being effectuated under (a) above:

(i)	increasing the authorized share capital by an additional US$ amount equal to the new par value determined under (a) multiplied by a number of Class A Ordinary Shares necessary to increase the total number of authorized Class A Ordinary Shares in the share capital of the Company to 200,000,000; and

(ii)	creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000 each with a nominal or par value of an amount equal to US$0.016 multiplied by the ratio of the Share Consolidation determined in (a) above each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company.

The above Share Consolidation was effectuated at a ratio of 1:25 on April 21, 2025.

Preferred Shares

All shares for the time being unissued shall be under the control of the directors of the Company who may, in their absolute discretion and without the approval of the shareholder, cause the Company to issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine and grant options with respect to shares issue warrants or similar instruments with respect thereto. The directors may issue from time to time, out of the authorized share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

You should refer to the annual report supplement relating to any preferred shares being offered for the specific terms of those shares.

Upon issuance, the preferred shares will be fully paid and non-assessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Any terms of preferred share determined by our board of directors may decrease the amount of earnings and assets available for distribution to holders of our Ordinary Shares or adversely affect the rights and power, including voting rights, of the holders of our Ordinary Shares without any further vote or action by the shareholders. The rights of holders of our Ordinary Shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares is Equiniti Trust Company, LLC, located at 6201 15th Avenue, Brooklyn, New York, New York 11219.

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

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gain rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Price Risk of Bitcoin

We have used a significant portion of our cash, including cash generated from capital raising transactions, to acquire bitcoin. We initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end. As of December 31, 2025, we held approximately 1,181bitcoins with a carrying value of RMB730.2 million ($104.4 million) on our Consolidated Balance Sheet. Bitcoin is a highly volatile asset and a significant decrease in the price of bitcoin would have a material adverse effect on our earnings.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2024 and December 31, 2025, RMB61.0 million and RMB21.1 million (US$3.0 million), respectively, were deposited with financial institutions located in the Chinese mainland, Hong Kong and U.S. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

For share warrants granted under the 2025 Warrant Program that contain only market-based performance conditions, we account for such awards in accordance with ASC 718 Compensation—Stock Compensation. The fair value of these market-conditioned warrants is estimated at the grant date using the Black-Scholes option pricing model, with relevant valuation assumptions applied to reflect the market-based performance targets. Compensation expense is recognized based on the grant-date fair value, and no subsequent remeasurement is made for these equity-classified awards. Unlike service or non-market performance conditions, previously recognized compensation expense related to these warrants is not reversed if the market-based performance conditions are not satisfied, even if the targets are not met at the required measurement dates.

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

For the period from November 16, 2023, the date that the Form F-1 was declared effective by the SEC, to December 31, 2025, we fully utilized the entire US$30.1 million in net IPO proceeds for strategic investments and general corporate purposes, including working capital needs. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We intend to use the remainder of the proceeds from our initial public offering for strategic investment and general corporate purposes, as disclosed in our registration statements on Form F-1. As of December 31, 2025, no remaining net proceeds from the IPO are available for future use.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Principle Accounting Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, we did not maintain effective disclosure controls and procedures as of December 31, 2025 due to the material weaknesses and significant deficiencies identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weaknesses and significant deficiencies as set forth below under “Internal Control over Financial Reporting.”.

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

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, our independent registered public accounting firm, for the years indicated.

	2024	2025
	RMB	RMB
	(in thousands)	(in thousands)
Services
Audit Fees(1)
- Enrome LLP	1,898	2,518
Audit-Related Fees(2)
- Enrome LLP	—	—
Other Fees(3)
- Enrome LLP	—	56
Total	1,898	2,574

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our equity securities, and no affiliated purchasers of us acquired any of our equity securities, during the fiscal year ended December 31, 2025. No repurchase programs were in effect during such period.

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

As of the Second Effective Date, the Company appointed Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, 2022, 2023, 2024 and the fiscal year ending December 31, 2025. The appointment of Enrome was approved by the Audit Committee as of the Second Effective Date. Enrome’s appointment is subject to Enrome’s final client intake procedures and execution of an engagement letter agreement.

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

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2025, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Tenth Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
2.2*	Description of Securities
4.1	Underwriting Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 to the Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 7) (Registration No. 333- 272689) filed with the Securities and Exchange Commission on November 16, 2023).
10.1	2023 Employee Share Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on May 15, 2025).
10.2*	2025 Warrant Program
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	PFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	PFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DDC Enterprise Limited

/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 21, 2026

DDC ENTERPRISE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

DDC Enterprise Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DDC Enterprise Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company had a working capital deficiency of RMB82.9 million, incurred a net loss of RMB338.0 million, and net cash used in operating activities of RMB277.6 million. As of December 31, 2025, the Company had an accumulated deficit of RMB2.17 billion, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 21, 2026

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2(h),3	60,957,156	21,121,206	3,020,292
Restricted cash		-	16,828	2,406
Short-term investment	4	130,055,727	130,400,312	18,646,997
Accounts receivable, net	5	33,146,088	41,564,871	5,943,698
Inventories, net	6	4,719,804	8,229,291	1,176,773
Prepayments and other current assets	7	148,267,234	383,805,123	54,883,403

Total current assets		377,146,009	585,137,631	83,673,569

Non-current assets
Long-term investments	8	8,490,163	-	-
Property, plant and equipment, net	9	573,775	303,325	43,375
Operating lease Right-of-use assets	16	5,154,258	8,581,133	1,227,086
Intangible assets, net	10	10,894,989	1,610,713	230,329
Goodwill	11	26,638,707	4,973,027	711,133
Digital assets	12	-	730,150,140	104,410,081
Other non-current assets	13	56,319,547	64,814,066	9,268,288

Total non-current assets		108,071,439	810,432,404	115,890,292

Total assets		485,217,448	1,395,570,035	199,563,861

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	14	50,500,000	37,430,000	5,352,419
Current portion of long-term bank borrowings	14	792,548	549,012	78,508
Accounts payable		24,308,952	25,524,921	3,650,015
Contract liabilities	26	12,377,171	13,977,338	1,998,733
Shareholder loans, at amortized cost	18	84,342,862	23,207,757	3,318,665
Amounts due to related parties	28	491,089	8,160,511	1,166,938
Accrued expenses and other current liabilities	15	192,237,718	557,130,576	79,668,612
Current portion of lease liabilities	16	2,037,862	2,047,880	292,843
Current portion of finance lease liabilities	16	29,847	-	-
Convertible loans, at amortized cost	18	3,500,000	-	-

Total current liabilities		370,618,049	668,027,995	95,526,733

Non-current liabilities
Long-term bank borrowings	14	4,463,550	3,876,918	554,392
Operating lease liabilities	16	3,584,743	6,405,503	915,975
Shareholder loans, at amortized cost	18	-	16,483,576	2,357,120
Convertible loans, at fair value	18	10,076,081	-	-
Convertible loans, at amortized cost	18	-	137,501,657	19,662,475
Deferred tax liabilities	24	3,798,357	1,264,873	180,874
Other non-current liabilities		10,405,554	10,405,554	1,487,974

Total non-current liabilities		32,328,285	175,938,081	25,158,810

Total liabilities		402,946,334	843,966,076	120,685,543

Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 8,000,000 shares and 200,000,000 shares authorized as of December 31, 2024 and 2025, 3,150,169 shares and 23,281,620 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	19	8,984,639	65,584,619	9,378,476
Class B ordinary shares (US$0.016 par value per share, 875,000 shares and 1,750,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	19	96,589	196,479	28,096
Convertible Preferred Shares	20	-	230,544,640	32,967,445
Additional paid-in-capital		1,984,763,325	2,498,773,335	357,319,835
Accumulated deficit		(1,814,578,760)	(2,171,283,787)	(310,489,451)
Accumulated other comprehensive loss		(131,840,166)	(125,758,629)	(17,983,245)
Total shareholders’ equity attributable to DDC Enterprise Limited		47,425,627	498,056,657	71,221,156

Non-controlling interest		34,845,487	53,547,302	7,657,162

Total shareholders’ equity		82,271,114	551,603,959	78,878,318

Total liabilities and shareholders’ equity		485,217,448	1,395,570,035	199,563,861

*	The number of shares was adjusted retroactively for all periods presented to reflect the 1:25 reverse stock split change which took effect in April, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Years Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Revenues:
Product revenues	26	204,595,102	273,206,704	274,040,604	39,187,285
Service revenues	26	886,802	127,253	-	-
Total revenues		205,481,904	273,333,957	274,040,604	39,187,285

Cost of products		(153,316,804)	(195,559,129)	(187,885,686)	(26,867,296)
Cost of services		(709,787)	(132,136)	-	-
Total cost of revenues		(154,026,591)	(195,691,265)	(187,885,686)	(26,867,296)

Gross profit		51,455,313	77,642,692	86,154,918	12,319,989

Operating expenses:
Fulfilment expenses		(7,315,978)	(7,969,100)	(5,376,340)	(768,806)
Sales and marketing expenses		(17,440,192)	(20,916,582)	(7,668,697)	(1,096,609)
General and administrative expenses		(82,460,706)	(99,124,765)	(79,819,048)	(11,413,972)
Impairment loss on goodwill	11	(6,592,220)	(67,932,627)	(21,665,680)	(3,098,151)
Share based compensation	21	(83,863,299)	(19,143,702)	(218,332,931)	(31,221,194)
Total operating expenses		(197,672,395)	(215,086,776)	(332,862,696)	(47,598,732)

Loss from operations		(146,217,082)	(137,444,084)	(246,707,778)	(35,278,743)

Interest expenses		(12,178,668)	(16,738,971)	(20,442,161)	(2,923,190)
Interest income		2,562,605	3,248,285	8,044,670	1,150,373
Foreign currency exchange (loss)/gain, net		(66,798)	16,927	-	-
Impairment loss for equity investments accounted for using measurement alternative	8	(8,288,296)	(5,645,887)	(8,490,163)	(1,214,077)
Gain from deconsolidation of VIEs	1	134,665	-	-	-
Other income		421,449	1,912,396	3,170,148	453,325
Other expenses, net	23	(10,440,057)	-	-	-
Unrealized loss on digital assets	12	-	-	(38,723,236)	(5,537,349)
Changes in fair value of financial instruments	22	17,101,260	4,803,913	(20,191,599)	(2,887,360)

Loss before income tax expenses		(156,970,922)	(149,847,421)	(323,340,119)	(46,237,021)

Income tax expense	24	(5,004,766)	(7,143,653)	(14,663,093)	(2,096,794)
Net loss		(161,975,688)	(156,991,074)	(338,003,212)	(48,333,815)

Accretion of redeemable convertible preferred shares to redemption value		(110,112,796)	-	-	-
Net loss attributable to ordinary shareholders		(272,088,484)	(156,991,074)	(338,003,212)	(48,333,815)

Net income attributable to non-controlling interest		4,366,045	13,205,380	18,701,815	2,674,324

Net loss attributable to DDC Enterprise Limited		(276,454,529)	(170,196,454)	(356,705,027)	(51,008,139)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

		For the Years Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(f)
					(Unaudited)
Other comprehensive (loss)/income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes		(52,845,568)	(4,764,464)	5,566,103	795,942
Net unrealized gains on available-for-sale debt Securities		396,098	8,506,042	344,585	49,275

Total other comprehensive (loss)/income		(52,449,470)	3,741,578	5,910,688	845,217

Comprehensive loss:		(324,537,954)	(153,249,496)	(332,092,524)	(47,488,598)
Comprehensive income attributable to non-controlling interests		4,366,045	13,205,380	18,701,815	2,674,324

Comprehensive loss attributable to DDC Enterprise Limited		(328,903,999)	(166,454,876)	(350,794,339)	(50,162,922)

Net loss per ordinary share
— Basic and diluted – Class A*	25	(957.25)	(120.50)	(38.84)	(5.55)
— Basic and diluted – Class B		-	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A*	25	288,783	1,413,390	9,184,775	9,184,775
— Basic and diluted – Class B		875,000	875,000	1,162,671	1,162,671

*	The number of shares was adjusted retroactively for all periods presented to reflect the 1:25 reverse stock split change which took effect in April, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023

	Class A* ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non-redeemable non-controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	equity/(deficit)	interest	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	225,530	584,961	875,000	96,589	1,076,501	58,565,485	-	(1,478,040,573)	(83,132,274)	(1,501,925,812)	14,426,288	(1,487,499,524)
Issuance of class A ordinary shares	574,987	1,642,299	-	-	(1,076,501)	(58,565,485)	1,835,065,180	-	-	1,778,141,994	-	1,778,141,994
Surrender of class A ordinary shares by one shareholder issuance of share options	(7,232)	(19,362)	-	-	-	-	19,362	-	-	-	-	-
Share options issued as the purchase consideration in connection with acquisition of Lin’s	-	-	-	-	-	-	1,072,031	-	-	1,072,031	-	1,072,031
Share-based compensation	-	-	-	-	-	-	80,272,397	-	-	80,272,397	-	80,272,397
Business combinations	7,842	22,398	-	-	-	-	11,876,510	-	-	11,898,908	1,309,393	13,208,301
Acquisition of non- controlling interests	-	-	-	-	-	-	(1,538,381)	-	-	(1,538,381)	1,538,381	-
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(110,112,796)	-	-	(110,112,796)	-	(110,112,796)
Net loss	-	-	-	-	-	-	-	(166,341,733)	-	(166,341,733)	4,366,045	(161,975,688)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	(52,449,470)	(52,449,470)	-	(52,449,470)

Balance as of December 31, 2023	801,127	2,230,296	875,000	96,589	-	-	1,816,654,303	(1,644,382,306)	(135,581,744)	39,017,138	21,640,107	60,657,245

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024

	Class A* ordinary shares		Class B ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non-redeemable non-controlling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	loss	equity/(deficit)	interest	equity/(deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	801,127	2,230,296	875,000	96,589	1,816,654,303	(1,644,382,306)	(135,581,744)	39,017,138	21,640,107	60,657,245
Issuance of class A ordinary shares	199,286	573,018	-	-	14,882,042	-	-	15,455,060	-	15,455,060
Convertible Notes transferred to class A ordinary shares	285,888	822,032	-	-	9,352,347	-	-	10,174,379	-	10,174,379
Certain liabilities transferred to class A ordinary shares	1,800,832	5,178,041	-	-	76,765,416	-	-	81,943,457		81,943,457
Share-based compensation	-	-	-	-	19,143,702	-	-	19,143,702	-	19,143,702
Business combination	63,036	181,252	-	-	47,965,515	-	-	48,146,767		48,146,767
Net loss	-	-	-	-	-	(170,196,454)	-	(170,196,454)	13,205,380	(156,991,074)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	3,741,578	3,741,578	-	3,741,578

Balance as of December 31, 2024	3,150,169	8,984,639	875,000	96,589	1,984,763,325	(1,814,578,760)	(131,840,166)	47,425,627	34,845,487	82,271,114

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025

	Class A* ordinary shares		Class B ordinary shares		Convertible preferred shares		Subscription receivable for ordinary	Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’ equity/	Non-redeemable non-controlling	Total shareholders’ equity/
	Shares	Amount	Shares	Amount	Shares	Amount	shares	capital	deficit	interest	(deficit)	interest	(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2025	3,150,169	8,984,639	875,000	96,589	-	-	-	1,984,763,325	(1,814,578,760)	(131,840,166)	47,425,627	34,845,487	82,271,114
Issuance of class A ordinary shares	16,084,696	45,222,446	-	-	-	-	(881,552,096)	1,024,260,638	-	-	187,930,988	-	187,930,988
Convertible Notes transferred to class A ordinary shares	2,198,449	6,180,983	-	-	-	-	-	53,882,855	-	-	60,063,838	-	60,063,838
Certain liabilities transferred to class A ordinary shares	642,153	1,805,426	-	-	-	-	-	17,228,917	-	-	19,034,343	-	19,034,343
Shareholder Loan transfer to class A ordinary shares	1,206,153	3,391,125	-	-	-	-	-	47,189,523	-	-	50,580,648	-	50,580,648
Issuance of class B ordinary shares	-	-	875,000	99,890				-	-	-	99,890	-	99,890
Issuance of convertible prefer shares	-	-	-	-	16,000,000	230,544,640	-	-	-	-	230,544,640	-	230,544,640
Share-based compensation	-	-	-	-	-	-	-	29,096,910	-	-	29,096,910	-	29,096,910
Issuance of warrant	-	-	-	-		-	-	223,903,263	-	-	223,903,263	-	223,903,263
Net loss	-	-	-	-	-	-	-	-	(356,705,027)	-	(356,705,027)	18,701,815	(338,003,212)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	-	6,081,537	6,081,537	-	6,081,537

Balance as of December 31, 2025	23,281,620	65,584,619	1,750,000	196,479	16,000,000	230,544,640	(881,552,096)	3,380,325,431	(2,171,283,787)	(125,758,629)	498,056,657	53,547,302	551,603,959
Balance as of December 31, 2025 (US$) Note 2(f) (Unaudited)	23,281,620	9,378,476	1,750,000	28,096	16,000,000	32,967,445	(126,060,273)	483,380,108	(310,489,451)	(17,983,245)	71,221,156	7,657,162	78,878,318

*	The number of shares was adjusted retroactively for all periods presented to reflect the 1:25 reverse stock split change which took effect in April, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Operating activities:
Net loss	(161,975,688)	(156,991,074)	(338,003,212)	(48,333,815)
Adjustments to reconcile net loss to net cash provided by operating activities
Extinguishment losses, net	10,440,057	-	-	-
Termination of franchise agreement	11,005,303	-	-	-
Impairment for intangible assets	-	18,720,464	7,739,577	1,106,745
Depreciation and amortization	6,107,400	4,673,551	1,842,241	263,437
Allowance of accounts receivable	3,481,333	3,100,973	1,518,121	217,088
Allowance of other current assets	-	4,031,676	-	-
Provision of inventories to net realizable value	802,807	4,887,040	179,261	25,634
Unrealized foreign currency exchange (gain)/loss, net	66,797	(16,927)	-	-
Changes in fair value of financial instruments	(17,101,260)	(4,803,913)	20,191,599	2,887,360
Impairment loss for goodwill	6,592,220	67,932,627	21,665,680	3,098,151
Impairment loss for other equity investments accounted for using Measurement Alternative	8,288,296	5,645,887	8,490,163	1,214,077
Share-based compensation	83,863,299	19,143,702	218,332,931	31,221,194
Unrealized loss on digital assets	-	-	38,723,236	5,537,349
Gain from deconsolidation of VIEs	(134,665)	-
Deferred tax benefit	(1,255,808)	(5,173,726)	(2,533,484)	(362,283)

Changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs:
Accounts receivable, net	(4,487,704)	(4,493,100)	(9,936,904)	(1,420,958)
Inventories	(955,200)	4,141,620	(3,688,748)	(527,484)
Prepayments and other current assets	(53,940,356)	(70,189,761)	(224,638,469)	(32,122,874)
Other non-current assets	(5,487,600)	(12,922,095)	(8,494,519)	(1,214,700)
Accounts payable	524,686	(9,357,338)	1,215,969	173,881
Contract liabilities	4,802,774	(1,396,803)	1,600,167	228,821
Operating lease liabilities	(2,364,187)	(1,124,143)	2,800,931	400,528
Accrued expenses and other current liabilities	22,376,950	21,284,152	(14,600,766)	(2,087,885)

Net cash used in operating activities	(89,350,546)	(112,907,188)	(277,596,226)	(39,695,734)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Investing activities:
Purchase of property and equipment	(201,699)	(380,698)	(31,988)	(4,575)
Net proceeds from disposal of property and equipment	62,551	75,795	-	-
Acquisition of short-term investments	(104,086,826)	-	-	-
Payment of a deposit for investments	(4,031,676)	-	-	-
Cash paid for acquiring a short-term investment	(17,688,930)	-	-	-
Payment of consideration payable resulted from acquisition of Yuli	(212,785)	-	-	-
Payment of consideration payable resulted from acquisition of Cook SF	(13,894,425)	-	-	-
Purchase of digital assets	-	-	(459,740,026)	(65,741,949)
Payment of consideration payable resulted from acquisition of Mengwei Stores	(551,641)	-	-	-
Proceeds from sale of digital assets	-	-	22,620,255	3,234,653
Payment of consideration payable resulted from acquisition of Lishang	(2,420,000)	-	-	-
Payment of consideration payable resulted from acquisition of Yai’s Thai	-	(12,036,695)	-	-
Cash acquired in business combinations (note 17)	7,916,556	1,484,570	-	-
Cash disposed upon deconsolidation of VIEs	(52,917)	-	-	-

Net cash used in investing activities	(135,161,792)	(10,857,028)	(437,151,759)	(62,511,871)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
				(Unaudited)
Financing activities:
Proceeds from IPO	213,168,986	-	-	-
Proceeds from investors	-	14,979,464	138,829,278	19,852,323
Proceeds from short-term bank borrowings	19,531,207	55,500,000	42,800,000	6,120,319
Repayment of short-term bank borrowings	(59,262,008)	(24,500,000)	(55,870,000)	(7,989,304)
Proceeds from long-term bank borrowings	5,642,555	38,087	-	-
Repayment of long-term bank borrowings	(2,392,934)	(2,421,458)	(719,307)	(102,860)
Proceeds from related parties’ loans	5,297,764	19,201,935	23,219,304	3,320,316
Repayment of related parties’ loans	(7,999,659)	(1,655,986)	(4,082,936)	(583,852)
Repayment for shareholders’ loans	(13,929,200)	-	-	-
Proceeds from loans pledged by digital assets	-	-	356,510,817	50,980,369
Issuance of convertible loans, net of issuance costs	29,685,273	19,237,039	189,402,889	27,084,253
Repayment of convertible loans	(3,482,300)	(541,306)	(3,587,434)	(512,996)
Proceeds from loans from employees and individuals	136,331,248	49,518,197	4,511,037	645,070
Repayment of loans from employees and individuals	(106,587,537)	(25,085,498)	(14,355,871)	(2,052,862)

Net cash provided by financing activities	216,003,395	104,270,474	676,657,777	96,760,776

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(9,107,882)	1,163,093	(1,728,914)	118,432

Net decrease in cash, cash equivalents and restricted cash	(17,616,825)	(18,330,649)	(39,819,122)	(5,328,397)

Cash and cash equivalents, beginning of the year	26,801,767	78,790,697	60,957,156	8,351,095
Restricted cash, beginning of the year	70,102,863	497,108	-	-
Cash, cash equivalents and restricted cash at the beginning of the year	96,904,630	79,287,805	60,957,156	8,351,095

Cash and cash equivalents, end of the year	78,790,697	60,957,156	21,121,206	3,020,292
Restricted cash, end of the year	497,108	-	16,828	2,406
Cash, cash equivalents and restricted cash at the end of the year	79,287,805	60,957,156	21,138,034	3,022,698

Supplemental disclosure of cash flow information

Interest expenses paid	(11,973,444)	(9,553,499)	(2,368,128)	(338,638)
Income tax paid	(208,475)	-	-	-

Supplemental disclosure of non-cash flow information
Business acquisition by ordinary shares	(12,040,885)	(48,146,767)	-	-
Interest expenses accrued	(205,224)	(7,185,472)	(18,074,033)	(2,584,552)
Right-of-use assets obtained in exchange for operating lease obligations	(2,423,083)	(1,612,783)	(8,413,033)	(1,203,048)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

DDC Enterprise Limited (Cayman)	Listed Entity
DDC Open Studio Limited (Cayman)	100% Direct Holdings
Perfect Foods Inc. (Cayman)	100% Direct Holdings
Grand Leader Technology Limited (Hong Kong)	100% Direct Holdings
DDC US Inc.	100% Direct Holdings
DDC Open Studio Media Limited (Hong Kong)	100% Indirect Holdings
Good Foods HK Limited (Hong Kong)	100% Indirect Holdings
Cook US LLC	100% Indirect Holdings
Cook San Francisco, LLC	100% Indirect Holdings
Lin’s Group Limited (Hong Kong)	51% Indirect Holdings
Shanghai Lashu Import and Export Trading Co., Ltd	100% Indirect Holdings
Shanghai DayDayCook Information Technology Co., Ltd	100% Indirect Holdings
Hangzhou Jushi Cultural Media Co., Ltd.	67% Indirect Holdings
Chongqing DayDayCook E-commerce Co., Ltd.	100% Indirect Holdings
Quanzhou DayDayCook Food Co., Limited	60% Indirect Holdings
Shanghai Lishang Trading Limited	51% Indirect Holdings
Shanghai Youlong Industrial Co., Ltd.	100% Indirect Holdings
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.	60% Indirect Holdings
Shanghai Yuli Development Limited	51% Indirect Holdings
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.	100% Indirect Holdings
Hangzhou Damao Technology Co., Ltd.	60% Indirect Holdings
Yai’s Thai, LLC	100% Indirect Holdings
Shanghai Jiatai Yingshi Supply Chain Management Co., Ltd.	100% Indirect Holdings
Shanghai Fudelian Supply Chain Management Co.,Ltd.	51% Indirect Holdings

DDC Enterprise Limited (“DDC” or the “Parent”) was incorporated in the Cayman Islands on April 30, 2012 under the Cayman Islands Companies Law as an exempted company with limited liability. The Parent with its subsidiaries (collectively referred to as the “Company”) is a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient foods while promoting healthier lifestyle choices to its predominately Millennial and Generation Z (“GenZ”) customer base. The Company’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

On November 21, 2023, the Company completed its initial public offering (“IPO”) and issued 156,000 (as adjusted for 1:25 reverse split) Class A ordinary shares for total amount of US$33.1 million. The Company received net amount of US$30.0 million in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million.

The VIE arrangements with Mengwei Stores

The Company acquired a business engaging in the online sales of self-heated hotpots through a number of online stores (“Mengwei Stores”) in January 2021 (note 17).

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

For the years ended December 31, 2021 and 2022 and for the year ended August 19, 2023, net cash provided by from operating activities in the VIEs was RMB942,658, net cash used in operating activities was RMB590,367 and RMB299,374, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs as well as certain non-distributable statutory reserves. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

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

(b) Going concern

For the year ended December 31, 2025, the Company had a net working capital deficiency of RMB82.9 million, incurred a net loss of RMB338.0 million, and net cash used in operating activities of RMB277.6 million. The Company had an accumulated deficit of RMB2.17 billion, and cash and cash equivalents of RMB21.1 million. The Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable equity securities. The Company’s shareholder has committed to support the Company’s operation in cash and started to fund the Company for a minimum period of twelve months from the date of this report in terms of improving cash position. In addition, the Company plans to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

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

Estimates are used for, but not limited to, valuation allowance for deferred tax assets, assessment for impairment of goodwill, long-lived assets and long-term investments, allowance for credit loss, lower of cost and net realizable value of inventories, useful lives of property, plant and equipment and intangible assets, commitments and contingencies, the fair values of financial instruments including digital assets for which the fair value measurement involves significant estimates and judgments based on quoted market prices at each reporting date, redeemable convertible preferred shares, convertible loans, warrant liabilities, the option liability, the shareholders’ loans, the share-based compensation, the fair value of contingent consideration, the purchase price allocation with respect to business combinations, and the fair value of ordinary shares to determine fair value of share options. Incremental borrowing rate of leases, and the length of lease terms which vary and often include renewal options, are important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance (referred to as “capital leases” prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (ASC 842)) or operating and the recognition of rent expense over the duration of the lease.

In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

(f) Convenience translation

Translations of the consolidated financial statements from RMB into US$ for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US US$1.00=RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

(h) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. As of December 31, 2024 and 2025, cash and cash equivalents consist of cash on hand, cash at bank, demand deposits placed with commercial banks that are readily convertible to known amounts of cash, and certain amounts held in accounts managed by other financial institutions in connection with the provision of online and mobile commerce and related services. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

	As of December 31,
	2024	2025
	RMB	RMB
Cash on hand	-	-
Cash balances include deposits in:
Financial institutions in Chinese mainland
—Denominated in the US$	909	666
—Denominated in the RMB	2,945,163	7,464,415
Total cash balances held at the PRC financial institutions	2,946,072	7,465,081

Financial institutions in Hong Kong
—Denominated in the US$	57,595,332	12,186,911
—Denominated in the HK$	384,906	1,464,901
—Denominated in the RMB	1,549	1,508
Total cash balances held at Hong Kong financial institutions	57,981,787	13,653,320
Financial institutions in the United States
—Denominated in the US$	24,123	85
Total cash balances held at United States financial institutions	24,123	85
Online and mobile financial institutions in Chinese mainland
Denominated in the RMB	4,428	1,085
Online and mobile financial institutions in Hong Kong
Denominated in the HK$	746	1,635
Total cash and cash equivalents held at online and mobile financial institutions	5,174	2,720

Total cash and cash equivalent balances held at financial institutions	60,957,156	21,121,206

Total cash and cash equivalent balances	60,957,156	21,121,206

(i) Short-term Investment

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

(j) Contract Balances

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

(k) Inventories, net

Inventories primarily consist of finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. The Company’s inventories mainly contain convenience food products.

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

(l) Long-term investments

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

Impairment of long-term investments recognized for the years ended December 31, 2023, 2024 and 2025 was RMB8,288,296, RMB5,645,887 and RMB8,490,163 respectively. (note 8)

(m) Property, plant and equipment, net

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

(n) Intangible Assets, net

Intangible assets represent franchise agreements, customer relationships and brand name acquired through business combinations, which were initially recognized and measured at fair value upon acquisitions and are amortized on a straight-line basis over respective estimated useful life of 1.5-11 years.

(o) Impairment of Long-lived Assets other than Goodwill

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

Impairment of intangible assets recognized for the years ended December 31, 2023, 2024 and 2025 was nil, RMB18,720,464 and RMB7,739,577 respectively. (note 10)

(p) Goodwill

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

(q) Digital Assets

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices in an active cryptocurrency exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s consolidated statements of operations and comprehensive loss, within “Unrealized loss on digital assets”, within operating expenses in the Company’s consolidated statement of operations and comprehensive loss.

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

(s) Warrant Liabilities

The warrants to purchase redeemable convertible preferred shares at a future date are determined to be freestanding financial instruments that do not meet the criteria for equity classification in accordance with Accounting Standards Codification (ASC) 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, and accordingly are accounted for as warrant liabilities on the consolidated balance sheets. At initial recognition, the Company measures the warrant liabilities at their estimated fair value in accordance with ASC 815. The warrant liabilities are subsequently remeasured to fair value at each reporting period, with the Company adjusting the carrying value utilizing the binomial option pricing model. Changes in the estimated fair value of the warrant liabilities are recognized in “changes in fair value of financial instruments” in the consolidated statement of operations and comprehensive loss in the period in which the changes occur, pursuant to the requirements of ASC 815.

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, deposits and amount due from suppliers included in prepayments and other current assets, long-term investments, other non-current assets, bank borrowings, accounts payable, amounts due to related parties, loans and other payables included in accrued expenses and other current liabilities, warrant liabilities, convertible loans and shareholder loans. Digital assets were measured at fair value using market price from active exchange and categorized in Level 1 of the fair value hierarchy. Warrant liabilities, an option liability and certain convertible loans elected fair value option were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2024 and 2025, the carrying amount of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as goodwill, intangible assets, property, plant and equipment and inventories, would be measured at fair value only if they were determined to be impaired. For short-term borrowing and long-term bank borrowings, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

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

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries.

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

Product sales

The Company develops and sells the following types of products:

(i)	Own-branded ready to cook (“RTC”) products that can be consumed within 15-20 minutes with additional cooking preparation required;

(ii)	Own-branded ready to heat (“RTH”) products, typically pre-or-semi-cooked meals, which require some preparation ahead of serving;

(iii)	Ready to eat & plant base products (“RTE & Plant Base”) — typically pre-cooked meals that are ready to serve with minimal level of additional preparation, which includes the plant-based meal products; and

(iv)	Private label products with other third-party brand.

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

In accordance with ASC 606-10-25-14 and ASC 606-10-25-19, the Company assesses the goods and services promised in the sales contracts and identifies performance obligations by evaluating whether the promised goods or services are distinct. A good or service is considered distinct if the customer can benefit from the good or service either on its own or together with other readily available resources, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contract. For online consumer product sales, the Company’s sole performance obligation is to provide the ordered RTC, RTH, RTE & Plant Base and private label products to customers. The operational support services provided by third-party E-commerce platforms and the Company’s incidental after-sales support are not distinct goods or services, as such services are integral to the Company’s core promise to transfer products and cannot be separately identified from the product sales in the context of the contract.

The transaction price for online consumer product sales is fixed, determined by the contracted unit price and sales quantity of the products. In scenarios where the Company separates one order into multiple deliveries, the total transaction price of the contract is allocated to each product delivery based on the relative standalone selling prices of the individual products, with the standalone selling price being the price at which the Company would sell the product separately to a similar customer in similar circumstances. Revenue is recognized at a point in time when the Company satisfies its performance obligation, which occurs upon delivery of the products to customers (i.e., when the customer obtains control of the products), with the allocated transaction price recognized as revenue for each corresponding product delivery when completed.

Estimated sales allowances for sales returns are made based on contractual return terms and historical return patterns, with the estimated variable consideration included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the return is resolved. The Company records the estimated sales return allowance as a reduction of revenue and a corresponding liability. Discount coupons are recorded as a deduction of revenue when used by customers, and the Company does not issue any discount coupons concurrent with a sales transaction.

2) Offline consumer product sales

The Company primarily sells RTC, RTH, RTE & Plant Base, private label products and fresh products to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers.

In accordance with ASC 606-10-25-14 and ASC 606-10-25-19, the Company assesses the promised goods in the sales contracts and concludes that the sole distinct performance obligation is to provide the contracted RTC, RTH, RTE & Plant Base, private label products and fresh products to distributors. The transaction price is fixed, determined by the contracted unit price and sales quantity of the products, with no additional variable consideration other than the standard product quality-related return provisions. Revenue is recognized at a point in time upon delivery of the products to the distributors’ warehouses (i.e., when the distributors obtain control of the products), as the Company’s performance obligation is satisfied at this point.

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

Advertising services

The Company provides advertising services to customers for promotion of their brands and products. These types of advertising services include production and online publishment of customized promotional videos.

In accordance with ASC 606-10-25-14 and ASC 606-10-25-19, the Company assesses the promised advertising services and concludes that the bundle of advertising services provided (including video production and online publication) represents a single performance obligation. The individual advertising services are not distinct in the context of the contract, as the services are highly interdependent and significantly modify one another—customers benefit from the integrated advertising solution rather than the individual service components on their own, and the Company’s promises to provide each service are not separately identifiable from one another.

The transaction price for advertising services is fixed, determined by the type and scope of advertising services contracted with customers. Revenue is recognized at a point in time when the Company satisfies its performance obligation, which occurs when the advertisement is published or the offline promotion activity is displayed, as the customer obtains control of the advertising services and receives the related benefits at this point.

Principal versus agent considerations

In accordance with ASC 606-10-55-37A and ASC 606-10-55-39, the Company evaluates the presentation of revenue on a gross versus net basis for all revenue types based on whether the Company controls the goods or services before transferring them to customers. The Company considers itself the principal for all product sales and advertising services transactions, and accordingly recognizes revenue on a gross basis.

For consumer product sales (online and offline), the Company controls the products before delivery to customers, bears the inventory risk of damage, loss and obsolescence during the holding period, and is the primary obligor responsible for providing qualified products to customers and fulfilling all contractual obligations (including product quality assurance and after-sales support). The Company also has full latitude in establishing selling prices to customers and selecting product suppliers, and directly negotiates and enters into sales contracts with customers as the primary contracting party.

For advertising services, the Company is the primary obligor responsible for fulfilling the promise to provide integrated advertising solutions to customers, leading the full service-delivery process from formulating customized advertising strategies and producing promotional content to executing online and offline advertising activities. The Company has discretion in setting the pricing of advertising services, resolves all in-execution service issues as the customer’s first point of contact, and bears the related service performance risks.

As the principal in all transactions, the Company recognizes revenue for the full amount of consideration to which it expects to be entitled in exchange for the goods or services provided, with third-party platform service fees (for online sales) and any other third-party service costs recorded as operating expenses in the corresponding period.

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

A contract liability is recorded when the obligation to transfer goods or service to a customer is not yet fulfilled but for which the Company has received consideration from the customer. (Note 26)

Practical Expedients

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

(v) Cost of Revenues

Cost of revenues primarily consists of the purchase price of merchandise, lease costs, costs of publishing advertisement, personnel costs for cooking classes.

(w) Fulfilment Expenses

Fulfilment expenses relate to product delivery and packaging.

(x) Sales and Marketing Expenses

Sales and marketing expenses mainly include app download promotion, social media platform and short video platform content marketing expenses, E-commerce platform promotion and channel promotion, including the commission of key opinion leader (“KOL”), payroll and related expenses for personnel engaged in sales and marketing activities, depreciation expenses relating to facilities and equipment used by those employees, lease costs of stores and facilities. The amount of advertising expenses incurred were RMB1.7 million, RMB1.2 million and RMB1.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(aa) Government grants

Government grants are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2023, 2024 and 2025, the Company received financial subsidies of RMB0.1 million, RMB0.4 million and nil, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded in other income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

(ab) Share-based Compensation

Share-based compensation expenses arise from share-based awards, mainly including share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Company follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

For Restricted Shares awarded to employees, directors and other consultants, all ordinary shares (“Restricted Shares”) of the Company shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, directors and other consultants, the Company applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Company has elected to account for forfeitures when they occur.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

For share warrants granted under the 2025 Warrant Program (Note 21) that contain only market-based performance conditions, the Company accounts for such awards in accordance with ASC 718 Compensation—Stock Compensation. The fair value of these market-conditioned warrants is estimated at the grant date using the Black-Scholes option pricing model, with relevant valuation assumptions applied to reflect the market-based performance targets. Compensation expense is recognized based on the grant-date fair value, and no subsequent remeasurement is made for these equity-classified awards. Unlike service or non-market performance conditions, previously recognized compensation expense related to these warrants is not reversed if the market-based performance conditions are not satisfied, even if the targets are not met at the required measurement dates.

(ac) Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Company is required to accrue these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the share based on the accrued amounts. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligation once the contributions have been paid. The total amounts for such employee benefits were RMB2.2 million, RMB2.0 million and RMB1.9 million for the years ended December 31, 2023, 2024 and 2025, respectively, and expensed in the period incurred.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents of RMB7,465,081 were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB500,000. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

Concentration of customers and suppliers

One customer, one customer and two customers individually represent greater than 10.0% of total revenues of the Company for the years ended December 31, 2023, 2024 and 2025. The percentages of total revenues from each customer for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	proportion of total revenues	proportion of total revenues	proportion of total revenues
Customer A	13.1%	22.1%	18.5%
Customer B	*	*	16.1%

*	Less than 10.0% of the Company’s revenue in the respective years.

Three customers represent greater than 10.0% of total accounts receivable, net balance of the Company as of December 31, 2024 and 2025, respectively. Accounts receivable, net balances from these customers are as follows:

	As of December 31,
	2024	2025
	proportion of total accounts receivable, net balance	proportion of total accounts receivable, net balance
Customer A	24.3%	*
Customer B	10.9%	17.1%
Customer C	14.6%	13.8%
Customer D	*	13.7%
Customer E	*	11.6%

*	Less than 10.0% of the Company’s accounts receivable, net in the respective years.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

Three suppliers, two suppliers and two suppliers represent greater than 10.0% of total purchases for the years ended December 31, 2023, 2024 and 2025, respectively. The percentages of total purchases from each supplier for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	proportion of total purchases	proportion of total purchases	proportion of total purchases

Supplier A	27.2%	21.8%	24.9%
Supplier B	19.9%	40.1%	54.9%
Supplier C	10.5%	*	*

*	Less than 10.0% of the Company’s purchase amounts in the respective years.

Although there is a limited number of providers of products, management believes that other providers could provide similar products on comparable terms. A change in suppliers, however, could cause negative impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from its cash and cash equivalents and borrowings.

The Company’s borrowings bear interests at fixed rates. Changes in market interest rates will not impact the Company’s interest expense or consolidated results of operations for the period, as the contractual interest rate is fixed for the term of the borrowings. If the Company were to renew these borrowings, the Company might be subject to interest rate risk.

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

The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Company considers specific credit loss provisions on a case-by-case basis for particular aged receivable balances

(ah) Segment Reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) identified as the Company’s Chief Executive Officer, relies upon the combined results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company has concluded that combined net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on combined net income as reported in the combined statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

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

No appropriation to the reserve fund was made by the Company’s PRC subsidiaries and VIEs, as these PRC Companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2023, 2024 and 2025.

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

On November 29, 2024, the Company obtained shareholders’ approval of the share consolidation of every 25 issued and outstanding shares of each class with par value of US$0.016 into one share of the same class (“share consolidation”) with a par value of US$0.4 each, which was to be determined by the Board within one year of the date of the Meeting. On April 4, 2025, the Board unanimously approved the shareholder ratified 1:25 reverse stock split, and all of the a) issued and outstanding share options granted by the Company, b) warrants granted by the Company and c) any other form of convertible securities granted by the Company and the holders of share options, warrants and convertible securities were entitled to as originally set out in their relevant agreements with the Company, as adjusted to reflect the share consolidation.

All share and per share data in the consolidated financial statements and notes thereto have been retroactively revised to reflect the share consolidation. Ordinary shares underlying outstanding share options, warrants and convertible securities and the respective exercise prices, if applicable, were proportionately adjusted.

(ak) Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group has adopted this ASU on January 1, 2025.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	60,957,156	21,121,206
Restricted cash	-	16,828

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	60,957,156	21,138,034

4. SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Cost	121,549,685	121,549,685
Unrealized gain	8,506,042	8,850,627

Aggregate fair value	130,055,727	130,400,312

The Company’s short-term investment represents subscription of participating shares in a segregated portfolio Company (“the Funds”) with a total subscription amount of RMB121.5 million and RMB 121.5 million (US$17.4 million) as of December 31, 2024 and 2025, respectively. The Funds were redeemable upon demand at the net asset value of the Fund. The Funds primarily invests in US Treasuries and cash management product. For the years ended December 31, 2023, 2024 and 2025, there were no gross unrealized holding losses.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	36,159,165	45,841,828
Less: allowance for credit losses	(3,013,077)	(4,276,957)

Accounts receivable, net	33,146,088	41,564,871

The movement of the allowance for credit loss is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	-	(1,978,793)	(3,013,077)

Current period provision	(3,481,333)	(3,100,973)	(1,518,121)
Write-offs	1,502,540	2,066,689	254,241

Balance at the end of the year	(1,978,793)	(3,013,077)	(4,276,957)

As of report date, approximately 83.84% of the Company’s net accounts receivable balance at December 31, 2025 have been subsequently collected.

6. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Finished goods	6,001,646	9,357,870
Less: allowance for provision	(1,281,842)	(1,128,579)

Inventories, net	4,719,804	8,229,291

The movement of the allowance for inventory valuation is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	(181,499)	(677,465)	(1,281,842)

Current year provision	(802,807)	(4,887,040)	(179,261)
Write-downs	306,841	4,282,663	332,524

Balance at the end of the year	(677,465)	(1,281,842)	(1,128,579)

Write-downs of RMB306,841, RMB4,282,663 and RMB332,524 were made to the inventories and recorded in cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Provisions of RMB802,807, RMB4,887,040 and RMB179,261 were made to the inventories for the year ended December 31, 2023, 2024 and 2025.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Receivables of supplier rebates-current	2,089,621	-
Value-added tax recoverable	778,503	1,056,270
Receivables of interest(i)	-	7,237,313
Deposits	5,762,505	6,362,722
Advances to suppliers	27,423,181	31,845,928
Advances for software development	-	3,472,815
Prepayments and other receivables due from YJW and KeKe - current	69,869,229	117,536,479
Receivables of bitcoin	-	11,676,076
Other receivables due from individuals(ii)	13,831,607	166,619,088
Other receivables due from 3rd parties	22,991,831	35,657,867
Other receivables	5,520,757	2,340,565

Total	148,267,234	383,805,123

(i)	Receivables of interest represent accrued interest receivable primarily in connection with amounts due from individuals. Principal and related interest are expected to be repaid in full upon maturity.

(ii)	Other receivables due from individuals in 2025 was mainly attributable to the loans to eight individuals, with an annual interest rate of 10%. These loans were guaranteed by Ms. Norma Ka Yin Chu and none of these loans have matured as of the reporting date.

There was no allowance for doubtful accounts for prepayments and other current assets in 2023, 2024 and 2025.

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Measurement alternative method
PFI Food Industries Limited	8,490,163	-

Long-term investments	8,490,163	-

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

After obtaining equity interests in PFI Foods, the Company does not have significant influence over PFI Foods and elected to measure investment in PFI Foods, without a readily determinable fair value, at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2024 and 2025, the Company made a qualitative assessment and considered there were impairment indicators that investment in PFI Foods were impaired as of December 31, 2024 and 2025, respectively, as it was significantly behind the forecasted revenue growth target and there has been a declining trend of the plant-based meat industry performance. In determining the fair value of the investment in PFI Foods for the years ended December 31, 2023 and 2024, the Company utilized a discounted cash flow (“DCF”) model, which involved significant estimates and judgments including PFI Foods’ cash flow forecasts, a weighted average cost of capital of 13.2% and 14.6% and a discount for lack of marketability of 20.0% and 20.0%, respectively. For the year ended December 31, 2025, the Company changed its valuation methodology from the DCF model to a net asset value (“NAV”) model since PFI Foods was in exit phase of the underlying PFI business.

As a result, the investment in PFI Foods was written down to its fair value and the difference of RMB7,934,161, RMB5,645,887 and RMB8,490,163 between its fair value and the carrying value as of December 31, 2023, 2024 and 2025 was included in “impairment loss for equity investments accounted for using measurement alternative” in the consolidated statements of operations and comprehensive loss for the years ended 2023, 2024 and 2025, respectively.

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

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Electronic equipment	3,105,645	3,137,632
Office equipment and other	4,272,163	3,923,077
Operating equipment	340,768	327,297
Leasehold improvement	2,806,798	2,856,218

Property, plant and equipment	10,525,374	10,244,224

Less: Accumulated depreciation	(9,951,599)	(9,940,899)

Total	573,775	303,325

Depreciation expenses on property, plant and equipment were allocated to the following expense items:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Cost of revenues	67,992	-	-
Sales and marketing expenses	59,465	100,719	71,688
General and administrative expenses	252,219	263,649	225,855

Total depreciation expenses	379,676	364,368	297,543

10. INTANGIBLE ASSETS, NET

Intangible assets represent franchise agreements, customer relationship, brand name and distributor channel acquired through business combinations, initially recognized and measured at fair value upon acquisitions and amortized on a straight-line basis over their respective estimated useful lives.

The following table summarizes the Company’s intangible assets, as of December 31, 2024 and 2025.

	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Customer relationship - YJW	2,300,000	(848,810)	-	1,451,190	7
Customer relationship - KeKe	1,000,000	(369,047)	-	630,953	7
Customer relationship - Lishang	1,500,000	(800,000)	(700,000)	-	5
Customer relationship - Lin’s	339,470	(198,026)	(141,444)	-	5
Brand name - Lin’s	213,096	(124,310)	(88,786)	-	5
Customer relationship -Yuli	2,400,000	(900,000)	(1,500,000)	-	4
Brand name - Cook SF	3,612,900	(541,935)	(3,070,965)	-	10
Brand name – Yai’s Thai	884,173	(279,480)	(362,816)	241,877	2.9
Customer relationship -Yai’s Thai	23,613,894	(2,186,472)	(12,856,453)	8,570,969	9.9
Total	35,863,533	(6,248,080)	(18,720,464)	10,894,989

	As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Customer relationship – YJW(i)	2,300,000	(1,177,382)	-	1,122,618	7
Customer relationship - KeKe(ii)	1,000,000	(511,905)	-	488,095	7
Customer relationship - Lishang(iii)	1,500,000	(800,000)	(700,000)	-	5
Customer relationship - Lin’s(iv)	339,470	(198,026)	(141,444)	-	5
Brand name - Lin’s(v)	213,096	(124,310)	(88,786)	-	5
Customer relationship -Yuli(vi)	2,400,000	(900,000)	(1,500,000)	-	4
Brand name - Cook SF(vii)	3,612,900	(541,935)	(3,070,965)	-	10
Brand name – Yai’s Thai(viii)	884,173	(400,419)	(483,754)	-	2.9
Customer relationship -Yai’s Thai(ix)	23,613,894	(3,138,802)	(20,475,092)	-	9.9
Total	35,863,533	(7,792,779)	(26,460,041)	1,610,713

(i)	Customer relationship — YJW was generated from the acquisition of YJW in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from YJW (note 17).

(ii)	Customer relationship — Keke was generated from the acquisition of Keke in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from Keke (note 17).

(iii)	Customer relationship — Lishang was generated from the acquisition of Lishang in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lishang acquired (note 17).

(iv)	Customer relationship — Lin’s was generated from the acquisition of Lin’s in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lin’s acquired (note 17).

(v)	Brand name — Lin’s was generated from the acquisition of Lin’s in 2022, representing the right granted to the Company to use the brand name through Lin’s acquired (note 17).

(vi)	Customer relationship — Yuli was generated from the acquisition of Yuli in 2023, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Yuli acquired (note 17).

(vii)	Brand name — Cook SF was generated from the acquisition of Cook SF in 2023, representing the right granted to the Company to use the brand name through Cook SF acquired (note 17).

(viii)	Brand name — Yai’s Thai was generated from the acquisition of Yai’s Thai in 2024, representing the right granted to the Company to use the brand name through Yai’s Thai acquired (note 17).

(ix)	Customer relationship — Yai’s Thai was generated from the acquisition of Yai’s Thai in 2024, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Yai’s Thai acquired (note 17).

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB3,020,920, RMB4,309,183 and RMB1,544,698 for the years ended December 31, 2023, 2024 and 2025, respectively. Impairment for intangible assets recognized as general and administrative expenses were nil, RMB18,720,464 and RMB7,739,577 for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the estimated amortization expense for the next five years is as follows:

For the Years Ending December 31,	RMB

2026	471,429
2027	471,429
2028	471,429
2029	196,426
2030 and thereafter	-

11. GOODWILL

For the years ended December 31, 2024 and 2025, the changes in the carrying value of goodwill by reporting units are as follows:

RMB

Balance as of January 1, 2024	40,407,135
Additions	54,164,199
Impairment for goodwill of Cook SF	(19,776,660)
Impairment for goodwill of Lin	(3,399,342)
Impairment for goodwill of Lishang	(3,212,770)
Impairment for goodwill of Yuli	(3,496,218)
Impairment for goodwill of Yai’s Thai	(32,498,519)
Impairment for goodwill of Yunmao	(5,549,118)

Balance as of December 31, 2024 and January 1, 2025	26,638,707
Impairment for goodwill of Yai’s Thai	(21,665,680)
Balance as December 31, 2025	4,973,027

The movement of the impairment for goodwill is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	-	(6,592,220)	(74,524,847)

Current period provision	(6,592,220)	(67,932,627)	(21,665,680)

Balance at the end of the year	(6,592,220)	(74,524,847)	(96,190,527)

Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our individual operating segments.

The Company performed the impairment test for the goodwill and concluded that the impairment for goodwill of Yai’s Thai was noted as December 31, 2025. The impairment for the goodwill as of December 31, 2024 and 2025 was RMB74,524,847 and RMB96,190,527.

 12. DIGITAL ASSETS

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the OK exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s Consolidated Statements of Operations, within “Unrealized loss on digital assets”, within operating expenses in the Company’s Consolidated Statement of Operations.

The following table presents a reconciliation of the opening and closing balances of the Company’s digital assets, including purchases and unrealized gains or losses:

	Digital Assets Carrying Value	Approximate Number of Bitcoins Held
	RMB

Balance at December 31, 2024	-	-
Digital assets purchase	804,579,371	1,236
Digital assets decrease	(35,705,995)	(55)
Unrealized loss on digital assets(i)	(38,723,236)	-
Balance at December 31, 2025(ii)	730,150,140	1,181

(i)	Unrealized loss on digital assets is included in Unrealized loss on digital assets on the Consolidated Statements of Operations.

(ii)	As of December 31, 2025, 601 bitcoins held by the Company, with a carrying value of RMB 371.6 million on the Consolidated Balance Sheets, serve as collateral for loans totaling RMB356.5 million obtained from several third-party creditors (Note 15). No such collateral arrangements were in place as of December 31, 2024.

The following table summarizes the Company’s digital assets holdings as of the dates indicated:

	As of December 31,
	2024	2025
	RMB	RMB
Digital assets cost basis	-	768,873,376
Digital assets fair value	-	730,150,140
Unrealized loss on digital assets	-	38,723,236

The vast majority of the Company’s assets are concentrated in its bitcoin holdings. Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect the Company’s financial condition and results of operations. The Company’s strategy of acquiring and holding bitcoin also exposes it to counterparty risks with respect to the custody of its bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset. In particular, the Company is subject to the risk that, if its private keys with respect to its digital assets are lost or destroyed or other similar circumstances or events occur, the Company may lose some or all of its digital assets, which could materially adversely affect the Company’s financial condition and results of operations.

13. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Account receivables of collaborative arrangement- non-current	1,811,146	1,425,276
Prepayments and other receivables due from YJW and KeKe non-current	54,508,401	63,388,790

Total	56,319,547	64,814,066

14. BANK BORROWINGS

	As of December 31,
	2024	2025
	RMB	RMB

Short-term bank borrowings	50,500,000	37,430,000

	As of December 31,
	2024	2025
	RMB	RMB

Long-term bank borrowings	5,256,098	4,425,930
Less: Current portion of long-term bank borrowings	(792,548)	(549,012)

Long-term bank borrowings, excluding current portion	4,463,550	3,876,918

Short-term bank borrowings consisted of the following:

					As of December 31，
Creditors	Notes	Annual interest rate	Borrowing date	Maturity date	2024	2025
					RMB	RMB
Hangzhou United Bank	(i)	4.00%	March 28, 2024	March 26, 2025	5,000,000	-
Bank of Beijing	(ii)	3.45%	April 17, 2024	January 17, 2025	10,000,000	-
Bank of Shanghai	(iii)	3.70%	May 8, 2024	May 6, 2025	10,000,000	-
Industrial Bank (“CIB”)	(iv)	3.15%	June 24, 2024	June 23, 2025	10,000,000	-
Zhejiang Tailong Commercial Bank	(v)	4.80%	September 4, 2024	October 15, 2025	3,000,000	-
Bank of China (“BOC”)	(vi)	3.35%	September 25, 2024	September 24, 2025	3,500,000	-
Industrial and Commercial Bank of China (“ICBC”)	(vii)	3.60%	November 15, 2024	November 15, 2025	1,500,000	-
Bank of China (“BOC”)	(viii)	2.60%	December 25, 2024	December 25, 2025	1,500,000	-
China CITIC Bank (“CITIC”)	(ix)	4.35%	June 30, 2025	December 30, 2025	6,000,000	5,130,000
Bank of Beijing	(x)	3.45%	January 18, 2025	October 17, 2025	-	-
Hangzhou United Bank	(xi)	4.00%	March 26, 2025	March 25, 2026	-	4,500,000
Bank of Shanghai	(xii)	3.10%	May 7, 2025	November 16, 2025	-	9,800,000
Industrial Bank (“CIB”)	(xiii)	3.00%	August 20, 2025	August 19, 2026	-	9,000,000
Bank of China (“BOC”)	(xiv)	2.60%	September 23, 2025	September 23, 2026	-	3,000,000
Zhejiang Tailong Commercial Bank	(xv)	4.80%	October 10, 2025	October 9, 2026	-	3,000,000
Industrial and Commercial Bank of China (“ICBC”)	(xvi)	3.60%	November 7, 2025	October 31, 2026	-	500,000
Industrial and Commercial Bank of China (“ICBC”)	(xvi)	3.60%	November 10, 2025	November 15, 2026	-	1,000,000
Bank of China (“BOC”)	(xvii)	2.60%	December 25, 2025	December 25, 2026	-	1,500,000
Short-term bank borrowings					50,500,000	37,430,000

(i)	In March 2024, Yunmao entered into a one-year loan agreements with Hangzhou United Bank, with total principal amount of RMB5,000,000 and would mature in March 2025, bearing an interest rate of 4.0% per annum. This facility was guaranteed by the Company. The borrowing was fully repaid in March 2025.

(ii)

In April 2024, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in January 2025, bearing an interest rate of 3.45% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. The borrowing was fully repaid in January 2025.

(iii)	In May 2024, the Company entered into a one-year loan agreement with Bank of Shanghai for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in May 2025, bearing an interest rate of 3.7% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. The borrowing was fully repaid in May 2025.

(iv)	In June 2024, the Company entered into a one-year loan agreement with CIB for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in June 2025, bearing an interest rate of 3.15% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu. The borrowing was fully repaid in June 2025.

(v)	In September 2024, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in October 2025, bearing an interest rate of 4.8% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. The borrowing was fully repaid in October 2025.

(vi)	In September 2024, Lishang entered into a one-year loan agreements with BOC, with total principal amount of RMB3,500,000 and would mature in September 2025, bearing an interest rate of 3.35% per annum. This facility was guaranteed by Mr. Zhang Yi and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. The borrowing was fully repaid in September 2025.

(vii)	In November 2024, Yuli entered into a one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in November 2025, bearing an interest rate of 3.6% per annum. The borrowing was fully repaid in November 2025.

(viii)	In December 2024, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB1,500,000 and would mature in December 2025, bearing an interest rate of 2.6% per annum. This facility was guaranteed by Ms. Chen di and Mr. Zhang Yi, and also pledged by Mr. Zhang Yi’s own property. The borrowing was fully repaid in December 2025.

(ix)

In June 2024, the Company entered into a half-year agreement with CITIC for general working capital purposes, with total principal amount of RMB6,000,000 and would mature in December 2024, bearing an interest rate of 4.35% per annum. In June 2025, the loan was renewed and would mature in December 2025, bearing an interest rate of 4.35% per annum. As of December 31, 2025, RMB870,000 has been repaid and the outstanding amount was RMB5,130,000, which has been matured on December 30, 2025 and remained unpaid as of the reporting date.

(x)	In January 2025, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in October 2025, bearing an interest rate of 3.45% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. The borrowing was fully repaid in October 2025.

(xi)	In March 2025, Yunmao entered into a one-year loan agreements with Hangzhou United Bank, with total principal amount of RMB 4,800,000 and would mature in March 2026, bearing an interest rate of 4.0% per annum. This facility was guaranteed by the Company. As of December 31, 2025, RMB300,000 has been repaid and the outstanding amount was RMB4,500,000.

(xii)	In May 2025, the Company entered into a half-year loan agreement with Bank of Shanghai for general working capital purposes, with total principal amount of RMB10,000,000 and would mature in November 2025, bearing an interest rate of 3.1% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs. As of December 31, 2025, RMB200,000 has been repaid and the outstanding amount was RMB9,800,000.

(xiii)	In August 2025, the Company entered into a one-year loan agreement with CIB for general working capital purposes, with total principal amount of RMB9,000,000 and would mature in August 2026, bearing an interest rate of 3% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu. As of December 31, 2025, the outstanding amount was RMB9,000,000.

(xiv)	In September 2025, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB3,000,000 and would mature in September 2026, bearing an interest rate of 2.6% per annum. This facility was guaranteed by Ms. Chen Di, Mr. Zhang Yi and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs As of December 31, 2025, the outstanding amount was RMB3,000,000.

(xv)	In October 2025, Yuli entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in October 2026, bearing an interest rate of 4.8% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2025, the outstanding amount was RMB3,000,000.

(xvi)	In November 2025, Yuli entered into a one-year loan agreement with ICBC, consisting of two tranches with a total principal amount of RMB1,500,000: RMB500,000 maturing in October 2026 and RMB1,000,000 maturing in November 2026, bearing an interest rate of 3.6% per annum. As of December 31, 2025, the outstanding amount was RMB1,500,000.

(xvii)	In December 2025, Yuli entered into a one-year loan agreements with BOC, with total principal amount of RMB1,500,000 and would mature in December 2026, bearing an interest rate of 2.6% per annum. This facility was guaranteed by Ms. Chen di and Mr. Zhang Yi, and also pledged by Mr. Zhang Yi’s own property. As of December 31, 2025, the outstanding amount was RMB1,500,000.

The weighted average interest rate for short-term borrowings as of December 31, 2024 and 2025 were approximately 3.7% and 3.6%, respectively.

Long-term bank borrowings consisted of the following:

		Annual			As of December 31，
Creditors	Notes	interest rate	Borrowing date	Maturity date	2024	2025
					RMB	RMB
Bank of China (“BOC”)	(i)	3.63%	June 30, 2021	June 29, 2029	1,257,035	998,092
WeBank	(ii)	9.72%	June 9, 2023	June 16, 2025	94,286	-
Nanyang Commercial Bank	(iii)	3.625%	October 18, 2023	October 17, 2034	3,796,079	3,393,571
Beneficial State Bank	(iv)	4.00%	March 12, 2020	March 12, 2025	71,028	-
WeBank	(v)	12.96%-17.82%	December 3, 2024	December 4, 2027	37,670	34,267
Long-term bank borrowings					5,256,098	4,425,930
Less: Current portion of long-term bank borrowings					(792,548)	(549,012)
Long-term bank borrowings, excluding current portion					4,463,550	3,876,918

(i)	In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 3.63% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$274,485 (equivalent to RMB254,173) was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$274,485 (equivalent to RMB254,173) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,083,004 (equivalent to RMB1,002,862). HK$252,427 (equivalent to RMB233,747) was repaid in 2025. As of December 31, 2025, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$252,427 (equivalent to RMB227,992) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$852,636 (equivalent to RMB770,100).

(ii)	In June 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB330,000 and would mature in June 2025, bearing an interest rate of 9.72% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB188,571 was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB94,286 was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. As of December 31, 2025, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

(iii)	In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2034, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung, Ms. Norma Ka Yin Chu and HKMC Insurance Limited for each guaranteed amount of HK$4,550,000. HK$387,514 (equivalent to RMB358,838) and HK$342,164 (equivalent to RMB309,043) was repaid in 2024 and 2025. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$387,514 (equivalent to RMB358,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,711,924 (equivalent to RMB3,437,242). As of December 31, 2025, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$342,164 (equivalent to RMB309,042) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$3,415,110 (equivalent to RMB3,084,529).

(iv)	In September 2014, Cook SF entered into a five-year term facility with Beneficial State Bank (“BSB”), which allows the Company to draw borrowings up to US$100,000 for business purposes. In March 2020, the facility was extended to December 3, 2025 and allows the Company to draw borrowings up to US$199,547 for business purposes, at an interest rate of 4% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 60 equal monthly instalments since April 12, 2020. This facility was guaranteed by Ms. Nona Lim and Mr. Derek Kennedy. As of December 31, 2024, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$9,881 (equivalent to RMB71,028) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets. As of December 31, 2025, the borrowing was fully repaid and the remaining outstanding long-term bank borrowings balance was nil.

(v)	In December 2024, the Company entered into a number of three-year loan agreements with WeBank for general working capital purposes, with total principal amount of RMB38,087 and would mature in December 2027, bearing an interest rate of 12.96% - 17.82% per annum. The loans were guaranteed by Ms. Wang Xiaoxiao. The outstanding principal thereon of this loan shall be repaid by 36 equal monthly instalments. RMB417 was repaid in 2024. As of December 31, 2024, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB14,223 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB23,447 as of December 31, 2024. RMB3,404 was repaid in 2025. As of December 31, 2025, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB11,978 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB22,289 as of December 31, 2025.

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2025 are as follows:

For the Years Ending December 31,	RMB

2026	549,012
2027	548,179
2028	548,178
2029	537,034
2030	395,166
2031 and thereafter	1,848,361
Total	4,425,930

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB

Salary and welfare payables	9,989,510	6,255,783
Payable for acquisition of Lishang and Lin (ii)	880,291	880,291
Payable for acquisition of Yuli and Cook SF	4,454,293	4,454,293
Payable for acquisition compensation	1,437,680	-
Loans from employees (i)	13,531,170	6,098,979
Loans from individuals (i)	5,856,408	8,196,497
Loans from 3rd parties	13,746,304	20,394,804
Loans pledged by digital assets(iii)	-	356,510,817
Deposits from suppliers	908,489	350,310
Tax payables(iv)	90,197,285	126,647,550
Interest payables	18,335,411	13,589,157
Professional service fees	16,533,838	8,885,070
Accrued utilities and other expenses	16,367,039	4,867,025

Total	192,237,718	557,130,576

(i)	Loans borrowed from third party individuals and employees are for general working capital use and repayable on demand.

(ii)	In connection with acquisition of Lin’s in 2022, the purchase consideration includes 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the founder of Lin’s and the fair value of preferred shares to be issued was recorded as a liability. In April 2023, the Company and the founder agreed a modification that the 11,938 Series C-1 redeemable convertible preferred shares to be replaced by 478 (as adjusted for 1:25 reverse split) number of share options granted to the founder of Lin’s with an exercise price of US$0.04 (as adjusted for 1:25 reverse split) per share. These share options shall be exercisable upon an exercise event which is a public offering or other form of listing, regardless of grantee’s engagement status with the Company in 10 years.

(iii)	These loans were pledged by the Company’s own bitcoin holdings, with a total of 601 bitcoins pledged as collateral to the respective third-party creditors.

(iv)	Tax payables mainly represented value added tax payables and corporate income tax payables related to subsidiaries of the Company.

16. LEASES

The Company leases its offices, warehouses and equipment under non-cancellable lease agreements that are classified as operating leases. The Company also has equipment that is leased under non-cancelable finance lease. The following table presents balances reported in the consolidated balance sheet related to the Company’s leases as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease Right-of-use assets	5,154,258	8,581,133

Operating lease liabilities – current	2,037,862	2,047,880
Operating lease liabilities – non-current	3,584,743	6,405,503

Total operating lease liabilities	5,622,605	8,453,383
Finance lease assets
Property, plant and equipment, at cost	340,768	327,297
Accumulated depreciation	(310,426)	(327,297)

Property, plant and equipment, net	30,342	-

Finance lease liabilities – current	29,847	-
Finance lease liabilities – non-current	-	-

Total finance lease liabilities	29,847	-

The following table presents operating lease cost reported in the consolidated statement of operations and comprehensive loss related to the Company’s leases for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease expenses:
Operating lease expenses	2,617,024	3,180,646
Short-term lease expenses	55,514	734,514
Total operating lease expenses	2,672,538	3,915,160

Finance lease expenses:
Amortization expenses	100,116	30,042
Interest expenses	7,227	1,807
Total finance lease expenses	107,343	31,849

Total lease expenses	2,779,881	3,947,009

Lease terms and discount rates are as follows:

	As of December 31,
	2024	2025
Weighted average remaining lease term (years)
Operating leases	4.3	12.9
Finance leases	0.3	-
Weighted average discount rate
Operating leases	4.8%	4.3%
Finance leases	8.9%	-

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2025 to the present value of its operating lease payments, including rental payments for lease renewal options the Company is reasonably certain to exercise:

For the Years Ending December 31,	Operating Lease
RMB
2026	2,365,031
2027	1,143,881
2028	576,000
2029	456,000
2030	456,000
2031 and thereafter	6,194,000
Total undiscounted ease payments	11,190,912
Less: imputed interest	(2,737,529)
Present value of lease liabilities	8,453,383

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,469,045	3,437,280
Operating cash outflows from finance leases (interest payments)	7,227	1,807
Financing cash outflows from finance leases	119,074	29,769

Non-cash information on lease liabilities arising from obtaining ROU assets
- Operating leases	1,612,783	8,413,033

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases
- Operating leases	145,523	333,685

The total amounts for subleases income included in other income were nil for the years ended December 31, 2024 and 2025, respectively.

As of December 31, 2025, the Company has no significant lease contract that has been entered into but not yet commenced.

17. BUSINESS COMBINATION

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

In addition, the Company will grant share options to Mr. Liao Xuefeng and Mr. Zheng Haohua, holder of 10.0% equity interests in Chongqing Meng Wei Technology Co., Ltd. (“the Selling Shareholders”) at the end of each performance period, depending on achievement of Mengwei Stores’ GMV (as defined in the SPA) and net profit for each performance period from January 2021 to March 2022 (as defined in the SPA). Such share options will be fully vested upon each of the grant and enable Selling Shareholders to acquire the Company’s ordinary shares at the stated nominal exercise price upon the completion of Company’s IPO. Each share option has a contractual life of 10 years. As of December 31, 2022, the Company had granted 721 (as adjusted for 1:25 reverse split) share options to Mr. Liao Xuefeng and 80 (as adjusted for 1:25 reverse split) share options to Mr. Zheng Haohua, respectively, in connection with the achievements of the performance target. As the Selling Shareholders are continuously providing services to the Company under the Company’s instructions to operate the online stores and such contingent payments are linked to the achievement of performance target at the end of each service period, these share options will be accounted for as share-based compensation.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations
Consideration - Cash payable	3,000,000
Consideration - Contingent cash payable(i)	3,331,019

Total considerations	6,331,019

Less: Identifiable net assets acquired as of January 12, 2021
Cash and cash equivalents acquired in the business combination	349,323
Accounts receivable, net	2,648,789
Prepayments and other current assets	90,755
Intangible asset - franchise agreement	2,200,000
Accrued expenses and other current liabilities	(43,279)
Deferred tax liabilities	(550,000)

Total identifiable assets acquired and liabilities assumed	4,695,588

Goodwill	1,635,431

Goodwill recognized on the acquisition is attributable mainly to the skills and technical talent of the target Company’s work force. None of the goodwill is expected to be deductible for income tax purpose.

(i)	In December 2022, the Company and the sellers confirmed separately in writing that the performance target for the third performance period from October 2021 to December 2021 and the performance target for the fourth performance period from January 2022 to March 2022 were partially achieved and the cash payment for the third performance period and fourth performance period from October 2021 to March 2022 was RMB0.6 million and subsequently paid in January 2023. The difference between the actual payment and fair value of the contingent consideration payable of RMB 0.1 million was included in general and administrative expenses for the year ended December 31, 2022.

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

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	880,291
Consideration - Fair value of preferred shares to be issued (i)	1,398,431

Total considerations	2,278,722

Less: Identifiable net assets acquired as of February 1, 2022
Cash and cash equivalents acquired in the business combination	151,470
Accounts receivable, net	311,041
Prepayments and other current assets	16,812
Property, plant and equipment, net	118,574
Intangible asset - Brand name	213,096
Intangible asset - Customer relationship	339,470
Operating lease Right-of-use assets	482,413
Contract liabilities	(4,927)
Accrued expenses and other current liabilities	(430,507)
Current portion of operating lease liabilities	(93,468)
Operating lease liabilities	(388,945)
Deferred tax liabilities	(91,173)

Total identifiable assets acquired and liabilities assumed	623,856

Add: Fair value of equity held by non-controlling interest (ii)	1,744,476

Goodwill	3,399,342

(i)	The Company determined the fair value of the Company’s preferred shares with the assistance of an independent third-party valuation firm, utilizing the discounted cash flow method to determine the underlying equity value and adopted equity allocation model.

(ii)	The fair value of the non-controlling interest in Lin’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lin’s.

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

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	2,609,153

Less: Identifiable net assets acquired as of May 1, 2022
Cash and cash equivalents acquired in the business combination	2,071,881
Inventories	150,369
Prepayments and other current assets	846,544
Intangible asset - Customer relationship	1,500,000
Operating lease Right-of-use assets	3,003,335
Accounts payable	(159,500)
Short-term bank borrowings	(3,050,000)
Accrued expenses and other current liabilities	(58,253)
Current portion of operating lease liabilities	(212,294)
Operating lease liabilities	(2,791,041)
Deferred tax assets	100,809

Total identifiable assets acquired and liabilities assumed	1,401,850

Add: Fair value of equity held by non-controlling interest (i)	2,005,467

Goodwill	3,212,770

(i)	The fair value of the non-controlling interest in Lishang was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lishang.

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

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	1,500,000
Consideration - Share options	9,809,039

Total considerations	11,309,039

Less: Identifiable net assets acquired of the YJW Target Assets as of June 17, 2022
Inventories	420,016
Prepayments and other current assets	12,064,620
Intangible asset – Customer relationship	2,300,000
Deferred tax liabilities	(575,000)

Total identifiable assets acquired and liabilities assumed	14,209,636

Add: Fair value of equity held by non-controlling interest (i)	6,031,487

Goodwill	3,130,890

(i)	The fair value of the non-controlling interest in YJW was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in YJW.

RMB

Consideration - Share options	8,683,415

Less: Identifiable net assets acquired of the KeKe Target Assets as of June 17, 2022
Inventories	544,261
Prepayments and other current assets	10,178,171
Intangible asset – Customer relationship	1,000,000
Deferred tax liabilities	(250,000)

Total identifiable assets acquired and liabilities assumed	11,472,432

Add: Fair value of equity held by non-controlling interest (i)	4,631,154

Goodwill	1,842,137

(i)	The fair value of the non-controlling interest in KeKe was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in KeKe.

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

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	1,892,830

Less: Identifiable net assets acquired as of July 1, 2023
Cash and cash equivalents acquired in the business combination	1,120,094
Accounts receivable	635,396
Prepayments and other current assets	3,197,779
Intangible asset – Customer relationship	2,400,000
Short-term borrowings	(4,273,000)
Contract liabilities	(2,640,046)
Accrued expenses and other current liabilities	(161,263)
Deferred tax liabilities	(572,955)

Total identifiable assets acquired and liabilities assumed	(293,995)

Add: Fair value of equity held by non-controlling interest (i)	1,309,393

Goodwill	3,496,218

(i)	The fair value of the non-controlling interest in Yuli was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Yuli.

Yai’s Thai, LLC (“Yai’s Thai”)

On December 26, 2023, the Company entered into a purchase agreement with shareholders of Yai’s Thai, Inc. to acquire its 100% interest of shares. Yai’s Thai operates the brand “Yai’s Thai”, a Thai American food brand selling curry and sauce products based in USA. This acquisition enables the Company to expand its customer base into the US market.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Yai’s Thai on February 1, 2024.

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

In September 2021, the Company agreed with the lender to extend the loan to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) April 2022. The interest remains at 8% per annum. Concurrently the Company granted additional warrants (“Class A OS Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for the new Class A Ordinary Shares at an exercise price of US$266 (as adjusted for 1:25 reverse split) per share. The total subscription price for the Class A Ordinary Shares shall not exceed US$2,405,964. At the same time, the B-2 & C Warrant issued to the lender were cancelled. The Class A OS Warrant will expire on 25 September 2023 (“the fourth modification”).

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

It was determined that there was no substantial change of terms in the fifth and sixth modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument. The balance as of December 31, 2023 and 2024 was RMB14,538,200 and RMB14,180,240, respectively.

As the Class A OS Warrant has not been exercised by 25 September 2023, the Class A OS Warrant expired on 25 September 2023.

November 2020 Shareholder Loan

In November 2020, the Company borrowed US$ denominated loans of US$0.7 million from one of the shareholders. The loans bear interest of 8% per annum. Upon the closing of the Series C-1 round of the Company, the lenders may at any time elect to request the Company for repayment of the loan and accrued interest. No payment was made before December 31, 2025, it was recorded as current liability at amortized cost and the balance as of December 31, 2024 and 2025 was RMB5,031,880 and RMB4,920,160, respectively.

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

In June and December 2025, certain investors converted principal of US$ 6,081,228 (equivalent to RMB42,743,735) and accrued interest of US$ 1,098,376 (equivalent to RMB7,836,913) related to amounts due from the Company into 48,246 (shares as adjusted for 1:25 reverse split) shares of Class A ordinary shares. All remaining investors, except for one, have entered into loan extension agreements, which defer the repayment date to January 1, 2029. The outstanding balance of the shareholder loans from these extended investors amounted to RMB 16,483,576 as of December 31, 2025, which is classified within non-current liabilities. The one investor who did not enter into a loan extension agreement has an outstanding balance of RMB 4,107,357, which is classified within current liabilities.

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

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2021 Convertible Loan, the holder agreed with the Company to convert part of the loan with the carrying amount of RMB8.5 million into 13,615 (shares as adjusted for 1:25 reverse split) class A ordinary shares at the conversion price of US$87.5 (as adjusted for 1:25 reverse split) per share. As of December 31, 2023, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as non-current liability at amortized cost. As of December 31, 2024, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as current liability at amortized cost.

In May 2025, the holder agreed with the Company to convert part of the loan with the carrying amount of RMB3.2 million into 61,054 class A ordinary shares at the conversion price of US$7.37 per share. As of December 31, 2025, the remaining balance was reclassified to other payables due to maturity.

May 2022 Convertible Loan

In May 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the May 2022 Convertible Loan”). The repayment date falls on 12 months from the date of the May 2022 Convertible Loan agreement, provided, that if a Qualified IPO has not occurred within 12 months from the date of the May 2022 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 0% per annum. The Company, at its discretion shall issue the conversion shares to the lender at the conversion price on the date of listing of the qualified IPO. The conversion price is US$338.88 (as adjusted for 1:25 reverse split) per share.

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

As of December 31, 2024 and 2025, the May 2022 Convertible Loan accounted to RMB3,541,350 has been reclassified to other payables due to maturity.

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

In May 2024, the holder agreed with the Company to convert the loan with the principal plus interest of RMB4.1 million into 4,468 (shares as adjusted for 1:25 reverse split) class A ordinary shares at the conversion price of US$127.5 (as adjusted for 1:25 reverse split) per share.

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

As of December 31, 2024, the December 2022 Convertible Loan amounted to RMB6,354,057 has been reclassified to other payables due to maturity. As of December 31, 2025, December 2022 Convertible Loan has been fully repaid.

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

The Company elected to record the May & June 2023 Convertible Loans at fair value.

As the IPO completed in November 2023 is not a QIPO as defined by the original loan agreements, all Lenders except three converted their loans with the principal plus interest of RMB2.7 million and HK$0.9 million (equivalent to RMB0.8 million) into 5,941 (shares as adjusted for 1:25 reverse split) class A ordinary shares at the conversion price of US$85 (as adjusted for 1:25 reverse split) per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the May&June 2023 Convertible Loans of RMB6.0 million (US$0.8 million), which resulted in an extinguishment loss of RMB0.03 million (US$0.005 million) (note 23).

As of December 31, 2024, RMB2,453,738 due to one lender has been reclassified to other payables due to maturity as of December 31, 2024. As of December 31, 2025, RMB1,142,044 has been repaid and remaining balance of RMB1,311,694 was reclassified to other payables due to maturity.

As of December 31, 2024, RMB1,424,552 due to two lenders was recorded as non-current liability at fair value, respectively. As of December 31, 2025, the balance of RMB1,424,552 has been fully repaid.

August & October 2024 Convertible Loans

In August and October 2024, the Company entered into a number of convertible loan agreements with certain individuals (“the Lenders”) for the aggregate principal amount of RMB10.6 million. Interest rates was 8% per annum and maturity dates are the second anniversary from the withdrawn date.

Loan conversion shall take place on the date of the corporate transaction. The conversion price is a price per share that equals to 70% of the average closing price of the Company’s shares over the 5 trading days preceding the conversion date, or a price per share of US$0.3, whichever is lower.

The Company elected to record the August & October 2024 Convertible Loans at fair value.

In December 2024, all Lenders converted their loans with the principal plus interest of RMB10.8 million into 281,420 (shares as adjusted for 1:25 reverse split) class A ordinary shares at the conversion price ranging from US$47.5 (as adjusted for 1:25 reverse split) to US$55(as adjusted for 1:25 reverse split) per share.

December 2024 Convertible Loans

In December 2024, the Company entered into a number of convertible loan agreements with certain individuals (“the Lenders”) for the aggregate principal amount of RMB8.7 million. Interest rates was 8% per annum and maturity dates are the second anniversary from the withdrawn date.

Loan conversion shall take place on the date of the corporate transaction. The conversion price is a price per share that equals to 70% of the average closing price of the Company’s shares over the 5 trading days preceding the conversion date, or a price per share of US$3, whichever is lower.

The Company elected to record the December 2024 Convertible Loans at fair value. The balance as of December 31, 2024 was RMB8,651,529. In December 2025, a lender converted his loans of RMB6.5 million into 775,864 class A ordinary shares at the conversion price of US$1.25 per share. The remaining balance of RMB2,162,882 was fully repaid.

January & February 2025 Convertible Loans

In January and February 2025, the Company entered into a number of convertible loan agreements with certain individuals (“the Lenders”) for the aggregate principal amount of RMB13.7 million. Interest rates was 8% per annum and maturity dates are the second anniversary from the withdrawn date.

Loan conversion shall take place on the date of the corporate transaction. The conversion price is a price per share that equals to 70% of the average closing price of the Company’s shares over the 5 trading days preceding the conversion date, or a price per share of US$3, whichever is lower.

The Company elected to record the January & February 2025 Convertible Loans at fair value. In December 2025, all lenders converted their loans of RMB13.7 million into 1,033,679 class A ordinary shares at the conversion price ranging from US$1.25 to US$3 per share.

June 2025 Convertible Loans

In July 2025, the Company entered into a SPA with a new investor (the “Holder”), pursuant to which the Company issued $25 million in aggregate principal amount of senior secured convertible loans (the “Loans”), together with detachable warrants to purchase the Company’s Class A ordinary shares (the “Warrants”). The Loans are fully guaranteed by the Company’s material subsidiaries and a first-priority security interest in substantially all of the Company’s and Subsidiary Guarantors’ assets. The maturity date was 24-month anniversary of the Issuance Date.

The Holder has the right, at any time during the term of the Laons, to convert all or any portion of the outstanding principal of the Loans into the Company’s Class A ordinary shares. The conversion price in effect on any Conversion Date shall be equal to $13.65.

If the Company raises capital in any financing after the issuance date, the Holder has the right to require the Company to redeem all or a portion of the Loans using 20% of the gross proceeds from such financing, at a redemption price equal to 105% of the principal amount being redeemed. Upon the occurrence of a change of control transaction, the Holder has the right to require the Company to redeem all or a portion of the Loans at the Redemption Price.

Detachable Warrants was issued concurrently with the Loans. The Warrants was exercisable by the Holder to acquire 910,357 of the Company’s Class A ordinary shares at any time after issuance within 5 years. The exercise price was the volume-weighted average price (VWAP) of the Company’s ordinary shares on the Trading Day immediately prior to the SPA date, subject to anti-dilution adjustments. The Warrants are classified as permanent equity at issuance and are not remeasured at fair value in subsequent periods consistent with ASC 815-40 for equity-classified freestanding instruments. The gross proceeds from issuance of the Notes are allocated between the debt host and the Warrants based on their relative fair values at the issuance date.

From September to October 2025, the Holder converted US$2.35 million into 327,852 Class A ordinary shares at the conversion price ranging from US$6.6 to US$9.7 per share. As of December 31, 2025, the balance of the Loans was RMB137.5 million.

As of December 31, 2024 and 2025, the balances of convertible loans and shareholder loans measured at amortized cost and fair value respectively, were summarized as below:

	As of December 31,
	At amortized cost		At fair value
	2024	2025	2024	2025
	RMB	RMB	RMB	RMB
Current:
January 2019 Shareholder Loan	14,538,200	14,180,240	-	-
November 2020 Shareholder Loan	5,031,880	4,920,160	-	-
February 2021 Shareholder Loan	64,772,782	4,107,357	-	-

Subtotal	84,342,862	23,207,757	-	-

August 2021 Convertible Loan	3,500,000	-	-	-

Total	87,842,862	23,207,757	-	-

Non-current:
February 2021 Shareholders Loan	-	16,483,576	-	-

Subtotal	-	16,483,576	-	-

July 2025 Convertible Loans	-	137,501,657	-	-
May & June 2023 Convertible Loans (i)	-	-	1,424,552	-
December 2024 Convertible Loan (ii)	-	-	8,651,529	-

Subtotal	-	137,501,657	10,076,081	-

Total	-	153,985,233	10,076,081	-

(i)	The aggregate unpaid principal balances of May & June 2023 Convertible Loans which was recorded at fair value option was RMB1,169,693 (US$162,720) and nil as of December 31, 2024 and 2025 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB254,858 (US$35,454) and nil as of December 31, 2024 and 2025, respectively.

(ii)	The aggregate unpaid principal balances of December 2024 Convertible Loans which was recorded at fair value option was RMB8,678,280 (US$1,207,262) and nil as of December 31, 2024 and 2025. The amount of the fair value carrying amount under the aggregate unpaid principal balance was RMB26,751 (US$3,665) and nil as of December 31, 2024 and 2025.

19. ORDINARY SHARES

The Company was incorporated in April 2012. As of January 1, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,276,663.

In June 2022, two of the share options holders exercised their share options into 361,614 Class A ordinary shares.

As of December 31, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,638,277.

In October 2023, one of the Company’s registered shareholders surrendered 180,807 Class A ordinary shares and were issued the same number of share options at nominal exercise price which are only exercisable upon the completion of the Company’s qualified IPO.

In November 2023, in connection with the initial public offering completed, the Company:

(i)	Issued 3,900,000 Class A ordinary shares for US$33.1 million. The Company received net amount of US$30.0 million in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million.

(ii)	All of Redeemable Convertible Preferred Shares were converted into 4,507,844 Class A ordinary shares. The Company also issued 3,503,080 Class A ordinary shares to Redeemable Convertible Preferred Shareholders.

(iii)	Series seed convertible preferred shareholders converted their series seed convertible preferred shares into 1,076,495 Class A ordinary shares.

(iv)	Holders of 2020 Convertible Loan, August 2021 Convertible Loan, 2023 Convertible Loans converted into 1,387,250 Class A ordinary shares in total (note 18).

(v)	Issued 196,044 Class A ordinary shares in connection with acquire 100% interest in Cook San Francisco, LLC. (note 17).

As of December 31, 2023, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 20,028,168.

In February 2024, the Company issued 1,575,909 Class A ordinary shares in connection with acquire 100% interest in Yai’s Thai, LLC. (note 17)

In May 2024, August 2022 Convertible Loan was converted into 111,704 Class A ordinary shares by its holder. (note 18)

In June 2024, the Company issued 3,482,143 Class A ordinary shares for US$1.7 million to new investors. Certain creditors of the Company converted RMB34.2 million (US$4.8 million) owed by the Company into 5,970,683 Class A ordinary shares.

In August 2024, the Company issued 1,500,000 Class A ordinary shares for US$450,000 to a new investor. In August and October 2024, The Company issued Convertible Loans of US$1.5 million to certain individuals in total and the Convertible Loans were all converted to 7,035,501 Class A ordinary shares in December 2024. (note 18)

In December 2024, certain creditors (including related parties) of the Company converted US$6.6 million owed by the Company into 39,050,114 Class A ordinary shares.

As of December 31, 2024, the number of Company’s authorized Class A ordinary shares were 200,000,000 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 78,754,222.

On April 4, 2025, the Board unanimously approved the shareholder ratified 1:25 reverse stock split, and effective on April 21, 2025. Concurrently with the reverse stock split, the authorized number of Class A ordinary shares was increased to 200,000,000 with a par value of US$0.4 per share. As of December 31, 2024, the number of issued and outstanding Class A ordinary shares was 3,150,169 after reverse stock split.

All share numbers set forth below have been presented based on the reverse split of 1:25.

In 2025, the Company issued 16,604,696 Class A ordinary shares for RMB 1.1 billion (US$156.1 million) to new investors. Certain creditors of the Company converted RMB98.4 million (US$14.0 million) owed by the Company into 3,526,755 Class A ordinary shares.

As of December 31, 2025, the number of Company’s authorized Class A ordinary shares were 200,000,000 with par value of US$0.4 per share; and the number of Class A ordinary shares issued and outstanding was 23,281,620.

In May 2019, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$1.0. The shareholder of Class B ordinary shares shall be entitled to ten votes for each share and only held by the Founder, not be entitled to dividends and distributions of the Company, and not be transferable, convertible or redeemable by the Company. Each Class B ordinary share shall automatically be cancelled by the Company immediately upon the consummation of a qualified IPO or the occurrence of any liquidation event. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023. In April 2025, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$0.1 million. As of December 31, 2025, the number of Class B ordinary shares issued and outstanding was 1,750,000.

20. CONVERTIBLE PREFERRED SHARES

In December 2025, the Company entered into a Senior Convertible Preferred Shares Subscription Agreement (the “Agreement”) with an investor that the investor agreed to subscribe 16,000,000 newly created senior convertible preferred shares (the “Preferred Shares”) to the Purchaser, for an aggregate subscription price of RMB230.5 million. The Preferred Shares rank senior to all Class A/B Ordinary Shares and other junior securities of the Company, with priority in dividend payments and liquidation distributions. There is no fixed maturity date and mandatory redemption obligation for the Company. The Preferred Shares only cease to exist upon conversion into Class A Ordinary Shares.

The holder of the Preferred Shares may convert any or all of the Preferred Shares into fully paid Class A Ordinary Shares of the Company at any time, at its sole option. Initial conversion price equals to 150% of the volume-weighted average price (VWAP) of the Company’s Class A Ordinary Shares on NYSE American for the 5 consecutive trading days immediately preceding the Closing Date. The Initial Conversion Price is fixed and final on the Closing Date, and is only adjustable via the anti-dilution provisions below. The initial conversion ratio equals to $2.05 (per share issue price) divided by the initial conversion price, rounded down to the nearest whole Class A Ordinary Share. Conversion is settled entirely in Class A Ordinary Shares, with no cash settlement option for the holder.

12 months after the Closing Date, the Company may force the conversion of all outstanding Preferred Shares into Class A Ordinary Shares, if both of the following conditions are met for the 10 consecutive trading days immediately preceding the Company’s written notice (the Measurement Period): The VWAP of Class A Ordinary Shares is at least 200% of the then-applicable Conversion Price; and the average daily trading volume of Class A Ordinary Shares is at least $5,000,000. Mandatory conversion is settled entirely in Class A Ordinary Shares at the then-applicable Conversion Ratio, with no cash settlement obligation for the Company.

The dividend rate is 4.5% per annum, calculated on the aggregate par value of the issued and outstanding Preferred Shares, accrued monthly on a cumulative basis, regardless of whether declared by the Board. Until all accrued and unpaid dividends on the Preferred Shares are paid in full, the Company may not declare/pay dividends on, or redeem/purchase, any junior securities (including Class A/B Ordinary Shares).

The holder has no right to require the Company to redeem the Preferred Shares for cash or other assets. And the Company’s mandatory conversion right only permits settlement in Class A Ordinary Shares, with no cash settlement obligation. The Preferred Shares do not meet the liability classification criteria under ASC 480, and are not required to be classified as a financial liability in their entirety. As the conversion features fully meet the fixed-for-fixed principle, the embedded conversion features do not require bifurcation from the host contract, and no separate derivative liability accounting is required.

As of December 31, 2025, the balance of Convertible Preferred Shares in the consolidated balance sheet amounted to RMB230,544,640, representing 16,000,000 shares issued at a subscription price of US$2.05 per share (equivalent to RMB230,544,640 based on the exchange rate applied). The carrying amount corresponds to the subscription proceeds, net of issuance costs, and fully recorded in permanent equity.

21. SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follow:

	Years ended December 31,
Share-based compensation expenses	2023	2024	2025
—Share options(i)	83,863,299	19,143,702	13,017,728
—Restricted Shares(ii)	-	-	13,428,963
—Warrant (iii)	-	-	191,886,240
Total	83,863,299	19,143,702	218,332,931

(i) Share Options

The Company’s shareholders and Board of Directors approved of employee option plans from 2014 to 2024 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). As of December 31, 2024, the Company authorized 208,000 (shares as adjusted for 1:25 reverse split) share options under the Option Plan. Share options awarded under the Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$226.5 (as adjusted for 1:25 reverse split). In addition, the share options can only be exercised and converted into shares upon the completion of Company’s qualified IPO and exercise event which is a public offering or other form of listing (“Exercise Event”), whichever is earlier, except for the modifications made in 2023 for two senior management members and 583 (shares as adjusted for 1:25 reverse split) share options granted to one senior management member in 2023. Each share option has a contractual life of 10 years.

In connection with the acquisition of the 51% equity interest of Lishang in May 2022, the Company may be required to grant share options to Ms. Chen Di and two other her nominee shareholders (“the Lishang Seller”) at the end of each performance period, adjusted based on the achievement of Lishang’s revenue, gross profit and net profit for each of the four performance periods during May 1, 2022 to December 31, 2024, over the target performance. If the IPO does not occur by January 1, 2024, the Company is obliged to pay RMB3.5 million cash corresponding to 1,239 (shares as adjusted for 1:25 reverse split) share options out of the total base number of 1,757 (shares as adjusted for 1:25 reverse split) share options to be issued for the third performance period. If the IPO does not occur by January 1, 2025, the Company is obligated to deliver a fixed amount of RMB12.4 million cash in addition to the previous payment of RMB3.5 million, with all previously issued share options, if any, cancelled. In August 2023, the Company issued 679 (shares as adjusted for 1:25 reverse split) share options to the Lishang Seller, based on the actual performances of Lishang for the first two performance periods up to December 31, 2022. As the Lishang Seller is required to continuously provide services to Lishang for no less than three years after the acquisition, and as the Company is obligated to deliver cash unless an IPO takes place, these share-based arrangements are accounted for as liability-classified award and were amortized over the service period of the Lishang Seller based on the cash amount to be paid the IPO does not occur. The compensation cost recognized in connection with this liability-classified award for the years ended December 31, 2023 and 2024 amounted to RMB10,405,554 respectively and was recognized as non-current liabilities.

As the IPO occurred in November 2023, the Company is not required to pay RMB3.5 million or RMB12.4 million any more. All share options will be settled in shares based on the actual performance during the performance periods. As of December 31, 2024, the Company has issued 10,862 (shares as adjusted for 1:25 reverse split) share options to the Lishang Seller.

In June 2025, The Company’s shareholders and Board of Directors approved the amendments to 2023 Employee Share Option Plan to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.4 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (the “2025 Option Plan”). Under the 2025 Option Plan, the Company granted 617,072 share options to its employees, directors, and other consultants in 2025. Share options awarded under the 2025 Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$11.82. Each share option has a contractual life of 10 years.

A summary of the share options for the years ended December 31, 2024 and 2025 is presented below:

	Number of shares*	Weighted average exercise price	Weighted average grant- date/modification date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2024	73,029	114.0000	213.0000	7.61	15,564,202
Cancelled	(6,792)	292.0000	142.0000

Outstanding at December 31, 2024	66,237	95.7477	220.2804	7.02	14,590,713

Granted	617,072	5.0675	2.8223	9.19	1,741,572
Forfeited	(3,819)	39.9975	15.8339
Outstanding at December 31, 2025	679,490	13.7107	23.9471	8.94	16,271,816
Vested and expected to vest as of December 31, 2025	679,490	13.7107	23.9471	8.94	16,271,816
Exercisable as of December 31, 2025	424,298	10.2627	31.8858	8.83	13,529,114

*	The number of shares was adjusted retroactively for all periods presented to reflect the 1:25 reverse stock split change which took effect in April, 2025.

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

In 2022, the Company modified the share options for senior management members. Upon the modifications, service condition which originally ended on July 29, 2022 for 2,411 (shares as adjusted for 1:25 reverse split) share options was removed. In addition, another 14,465 (shares as adjusted for 1:25 reverse split) share options became fully vested as the performance condition of occurrence of a qualified IPO was removed. In June 2022 these two persons exercised their fully vested 14,465 (shares as adjusted for 1:25 reverse split) share options. In connection with those share options that the performance condition was removed, the Company recognized compensation cost of RMB33,485,823 (US$5,141,560) on the dates based on the modification fair values of these awards.

The Company did not grant any options in 2024 and the fair values of the options granted in 2025 are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

For the Years Ended December 31,
	2024	2025
Risk-free rate of return	-	4.06%-4.43%
Volatility	-	48%-49%
Expected dividend yield	-	-
Exercise multiple	-	2.2-2.8
Fair value of underlying ordinary share	-	US$1.85-US$13.00
Expected terms	-	10 years

(ii) Restricted shares

In June 2025, under the 2025 Option Plan, the Company granted and 814,439 Restricted shares to its employees, directors, and other consultants in 2025. Restricted shares awarded under the 2025 Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters. Each share option has a contractual life of 10 years.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

A summary of the Restricted Shares activity for the years ended December 31, 2024 and 2025 is presented below:

Number of Restricted Shares
Outstanding as of January 1, 2024	-
Granted	-
Forfeited	-
Vested	-
Outstanding as of December 31, 2024	-
Granted	814,439
Forfeited	-
Vested	-
Outstanding as of December 31, 2025	814,439

(iii) 2025 Warrant Program

In June 2025, the Company held its annual general meeting where its shareholders approved the adoption of the 2025 Warrant Program to incentivize and retain key personnel by aligning their interests with those of shareholders. The 2025 Warrant Program authorizes the Board of Directors to issue Warrants to purchase Class A Ordinary Shares to eligible participants, including executive management, directors, and selected employees, at the Board’s discretion, in accordance with applicable laws and the Company’s governing documents.

Warrants vest after 90 days and lapse after ten years, however the board may specify an alternate vesting period. Unvested Warrants lapse for Non-Retained Leavers (e.g., those dismissed for misconduct or during probation) or upon death, while Retained Leavers retain a pro-rata share based on service time, ensuring fairness and discouraging poor performance or misconduct.

For 2025, the Program targets issuing Warrants for up to 1,000,000 Class A Ordinary Shares to executive management and 200,000 to directors. Our Chief Executive Officer may receive performance-based Warrants: 800,000 if the Company’s market capitalization exceeds $50 million at the end of Q2 2025, 900,000 if it exceeds $100 million at the end of Q3 2025, and 1,200,000 if it exceeds $250 million at the end of Q4 2025, with a maximum of 5,000,000 Warrants for the CEO in 2025. After 2025, a dynamic pool of Warrants equivalent to 25% of issued and outstanding Class A Ordinary Shares (non-diluted) will be available for allocation. In December 2025, the Board, at a special meeting, approved an adjustment to increase the number of warrants issuable to the CEO to 2,800,000 shares.

As of December 31, 2025, the Board has approved to grant 4,500,000 warrants to our Chief Executive Officer, 1,000,000 warrants to executive management and 199,998 warrants to Independent Director.

The Company did not grant any warrants in 2024 and the fair values of the warrants granted in 2025 are estimated on the dates of grant using the black scholes pricing model with the following assumptions used:

For the Years Ended December 31,
	2024	2025
Risk-free rate of return	-	4.2%-4.4%
Volatility	-	47%-58%
Expected dividend yield	-	-
Black Scholes value	-	1.95-10.91
Fair value of underlying ordinary share	-	US$2.05-US$11.01
Expected terms	-	10 years

22. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Convertible loans	-	-	10,076,081	10,076,081

Total	-	-	10,076,081	10,076,081

	As of December 31, 2025			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Assets
Digital Assets	730,150,140	-	-	730,150,140

Total	730,150,140	-	-	730,150,140

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2023, 2024 and 2025

Assets/(liabilities):

	Digital Assets*	Warrant liabilities*	Option liability*	Convertible loans	Payable for acquisition of Lin’s	Total Fair Value
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	-	(5,747,884)	(12,762,104)	(18,846,932)	(1,398,431)	(38,755,351)
Additions	-	-	-	(29,690,163)	-	(29,690,163)
Fair value change	-	5,727,015	12,572,815	(1,235,513)	36,943	17,101,260
Extinguishment upon settlement	-	-	-	35,593,895	1,361,488	36,955,383
Foreign exchange translation	-	(66,410)	189,289	(158,131)	-	(35,252)
	-
Balance as of December 31, 2023	-	(87,279)	-	(14,336,844)	-	(14,424,123)

Additions	-	-	-	(19,237,039)	-	(19,237,039)
Fair value change	-	-	-	4,716,634	-	4,716,634
Extinguishment upon conversion	-	-	-	9,432,067	-	9,432,067
Extinguishment upon reclassification	-	-	-	8,807,795	-	8,807,795
Extinguishment upon settlement	-	-	-	541,306	-	541,306
Extinguishment upon maturity	-	87,279	-	-	-	87,279

Balance as of December 31, 2024	-	-	-	(10,076,081)	-	(10,076,081)
Additions	804,579,371	-	-	-	-	804,579,371
Fair value change	(38,723,236)	-	-	(20,191,599)	-	(58,914,835)
Extinguishment upon decrease	(35,705,995)	-	-	-	-	(35,705,995)
Extinguishment upon conversion	-	-	-	30,267,680	-	30,267,680

Balance as of December 31, 2025	730,150,140	-	-	-	-	730,150,140

*	The Option liability was expired in February 2023, and Class A OS Warrant was expired in September 2023.

Recurring

The fair value of the convertible loans measured at fair value was RMB10.1 million and nil as of December 31, 2024 and 2025, respectively. The Company estimated the fair value of the convertible loans based on a probability-weighted analysis which included the discounted cash flows from the convertible loans and the value of the conversion option as determined by the binomial option pricing model. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the convertible loans may materially differ from the recognized amount. Interest expense on the Company’s fixed- rate debt is displayed separately from other changes in its fair value. The amount presented as interest expense is determined each period by applying the interest method using the effective interest rate on the debt at its issuance.

The Company did not transfer any financial assets or liabilities in or out of Level 1 and Level 3 during the years ended December 31, 2024 and 2025, respectively.

23. OTHER EXPENSES, NET

Other expenses, net for the year ended December 31, 2023, 21024 and 2025 consisted of the following:

	For the years ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Extinguishment losses	10,440,057	-	-

Total	10,440,057	-	-

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

As of December 31, 2023, 2024 and 2025, there were no retained earnings from consolidated level of all the PRC subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

The Company’s loss before income taxes by jurisdiction consisted of:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	(26,949,379)	19,018,092	46,592,728
Hong Kong	(22,030,473)	(19,952,560)	(17,857,777)
Cayman Islands	(101,652,195)	(102,862,712)	(348,543,345)
United States	(6,338,875)	(46,050,241)	(3,531,725)

Total	(156,970,922)	(149,847,421)	(323,340,119)

For the years ended December 31, 2023, 2024 and 2025, the current income tax expense and deferred income tax benefit which are included in the consolidated financial statements are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expense	6,260,574	12,317,379	17,196,577
Deferred tax benefit	(1,255,808)	(5,173,726)	(2,533,484)

Total	5,004,766	7,143,653	14,663,093

Reconciliations of the differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025 are as follows, respectively:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loss before income tax expense	(156,970,922)	(149,847,421)	(323,340,119)
PRC statutory tax rate	25%	25%	25%
Income taxes benefit computed at the statutory income tax rates	(39,242,730)	(37,461,855)	(80,835,030)
Effect of income tax rate difference in other jurisdictions	26,893,417	27,459,104	88,364,067
Non-deductible expenses	3,454,770	1,575,644	128,282
Change in valuation allowance on deferred tax assets	13,899,309	15,570,760	7,005,774

Total	5,004,766	7,143,653	14,663,093

b) Deferred tax assets and deferred tax liabilities

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	48,654,043	36,324,122	32,247,953
Operating lease liabilities	603,937	513,936	563,003
Less: Valuation allowance	(49,257,980)	(36,838,058)	(32,810,956)

Total deferred tax assets, net	-	-	-

Deferred tax liabilities:
Acquired intangible assets	(3,827,489)	(3,798,357)	(1,264,873)

Total deferred tax liabilities, net	(3,827,489)	(3,798,357)	(1,264,873)

Deferred tax liabilities, net	(3,827,489)	(3,798,357)	(1,264,873)

As of December 31, 2023, 2024 and 2025, the Company had net operating loss carry forwards of approximately RMB89.2 million, RMB97.3 million and RMB113.8 million (US$16.2 million), respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation.

As of December 31, 2023, 2024 and 2025, the Company had net operating loss carry forwards of approximately RMB135.7 million, RMB81.1 million and RMB53.9 million (US$7.7 million), respectively, attributable to the PRC subsidiaries and the VIEs. The loss carried forward of the PRC companies will expire during the following periods from 2025 to 2031.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
2025	60,945,797	-	-
2026	37,302,210	37,302,210	-
2027	23,478,321	23,478,321	23,478,321
2028	7,606,115	7,606,115	7,606,115
2029	6,393,258	6,393,258	6,393,258
2030	-	6,318,927	6,318,928
2031	-	-	10,069,546

Total	135,725,701	81,098,831	53,866,168

The Company offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31,
	2024	2025
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets, net	-	-
Deferred tax liabilities, net	3,798,357	1,264,873

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

As of December 31, 2023, 2024 and 2025, the valuation allowances of RMB49,257,980, RMB36,838,058 and RMB32,810,956 (US$4.7 million) were related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, all deferred tax assets of the Company are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized as of December 31, 2023, 2024 and 2025.

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	52,114,383	49,257,980	36,838,058
Decreases	(2,856,403)	(12,419,922)	(4,027,102)

Balance at the end of the year	49,257,980	36,838,058	32,810,956

c) Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will sustain, if examined by taxing authorities.

As of December 31, 2023, 2024 and 2025, the amounts of unrecognized tax benefits were nil, nil and nil respectively, which would affect the Company’s effective income tax rate.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	3,417,532	-	-
Decrease	(3,417,532)	-	-

Unrecognized tax benefits, end of year	-	-	-

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

25. NET LOSS PER SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to DDC Enterprise Limited	(166,341,733)	(170,196,454)	(356,705,027)
Accretion of Redeemable Convertible Preferred Shares	(110,112,796)	-	-

Net loss per ordinary share calculation	(276,454,529)	(170,196,454)	(356,705,027)

Denominator:
Weighted average number of Class A ordinary shares*	288,783	1,413,390	9,184,775
Weighted average number of Class B ordinary shares	875,000	875,000	1,162,671

Net loss per ordinary share
— Class A - Basic and diluted*	(957.25)	(120.50)	(38.84)
— Class B - Basic and diluted	-	-	-

*	The number of shares was adjusted retroactively for all periods presented to reflect the 1:25 reverse stock split change which took effect in April, 2025.

For the years ended December 31, 2024and 2025 the Redeemable Convertible Preferred Shares, Series seed convertible preferred shares, share options, Warrants and Convertible loans were excluded from the calculation of diluted loss per ordinary share as their inclusion would have been anti-dilutive. Class B ordinary shares of the Company were also excluded from the calculation of diluted loss per ordinary share as they are not entitled to dividends and distributions of the Company.

Securities that could potentially dilute basic net loss per ordinary share and that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2023, 2024 and 2025 are as follows:

	As of December 31,
	2023	2024	2025
Convertible Preferred Shares(ii)	-	-	-
Share options issued to employees	1,825,729	-	1,431,511
Share options issued in connection with business combinations	280,719	-	-
Share options issued in connection with termination of VIEs	22,509	-	-
Warrants	15,815	-	6,610,355
Convertible loans(i)	571,888	508,980	1,755,735
Options	-	-	-

(i)	Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$2,976,80, US$1,397,495 and US$23,965,789 divided by the estimated fair value of ordinary shares as of December 31, 2023, 2024 and 2025, respectively, which were assumed to be the conversion prices as of December 31, 2023, 2024 and 2025, respectively.

(ii)	The holder of the Preferred Shares may convert any or all of the Preferred Shares into fully paid Class A Ordinary Shares of the Company at any time, at its sole option. Initial conversion price equals to 150% of the volume-weighted average price (VWAP) of the Company’s Class A Ordinary Shares on NYSE American for the 5 consecutive trading days immediately preceding the Closing Date. The Initial Conversion Price is fixed and final on the Closing Date, and is only adjustable via the anti-dilution provisions below. The initial conversion ratio equals to $2.05 (per share issue price) divided by the initial conversion price, rounded down to the nearest whole Class A Ordinary Share.

26. REVENUES

The Company’s revenues are disaggregated by major products/service lines and channel. Detailed information is specified as follows:

	For the Years Ended December 31,
Channel	2023	2024	2025
	RMB	RMB	RMB
Online consumer product sales	30,811,746	14,930,462	2,962,458
Offline consumer product sales	173,783,356	258,276,242	271,078,146
Advertising	886,802	127,253	-

Total Revenues	205,481,904	273,333,957	274,040,604

	For the Years Ended December 31,
Major products/services lines	2023	2024	2025
	RMB	RMB	RMB
Private label products	130,430,099	146,957,860	164,025,148
Ready to heat (“RTH”)	4,758,751	1,795,560	-
Ready to eat (“RTE”) & Plant Base	58,623,131	98,105,015	107,275,683
Ready to cook (“RTC”)	10,783,121	26,348,269	2,739,773
Total product revenues	204,595,102	273,206,704	274,040,604

Advertising services	886,802	127,253	-
Total service revenues	886,802	127,253	-

Total Revenues	205,481,904	273,333,957	274,040,604

In the following table, revenue is disaggregated by geographic location of customers’ headquarters.

Primary geographical markets

(Based on the location of customer)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	191,565,207	245,605,381	271,252,866
Hong Kong	5,260,144	3,971,123	2,787,738
The United States	8,656,553	23,757,453	-

Total Revenues	205,481,904	273,333,957	274,040,604

Contract Liabilities

As of December 31, 2023, 2024 and 2025, the amounts of contract liabilities are RMB13,773,974, RMB12,377,171, and RMB13,977,338, respectively. Changes in the contract liabilities balances for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance as of beginning of the year	6,293,066	13,773,974	12,377,171
Revenues recognized from opening balance of contract liabilities	(6,293,066)	(13,773,974)	(12,377,171)
Increase due to business acquisition	2,678,134	-	-
Increase due to cash received	63,653,408	57,294,497	90,226,432
Revenues recognized from cash received during the year	(52,557,568)	(44,917,326)	(76,249,093)

Balance as of end of the year	13,773,974	12,377,171	13,977,338

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

27. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2025 the Company had total future minimum lease payments under non-cancellable management fee with respect to the office are payable as follows:

Lease Commitment
Within 1 year	122,257

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

As of December 31, 2025, the Company was involved in various claims and legal actions arising in the ordinary course of business.

On November 26, 2024, Nona Lim, the former Chief Executive Officer of Cook San Francisco LLC (“Cook”), an indirect subsidiary of the Company, filed a complaint with the Superior Court of the State of California, County of San Francisco, against DDC Enterprise Limited, Cook San Francisco LLC, DDC US Inc., and our CEO, Norma Chu, individually. Ms. Lim alleges she had “Good Reason” (as defined in her employment agreement) to resign from Cook and is owed severance by the Company and Cook. She also alleges, in her capacity as Sellers’ Representative under the Membership Interests Purchase Agreement (“MIPA”) pursuant to which the Company acquired Cook, that the Company breached the MIPA with respect to post-closing payments, asserting claims for breach of contract and violations of various labor laws.

On or about May 28, 2025, Ms. Lim filed a First Amended Complaint, claiming, among other relief, $171,575 in holdback payments under the MIPA, $6,824.52 in unpaid lease payments, $9,999.99 in unpaid bank loans, $118,000 in credit card liabilities, ongoing legal fees, $426,667 in salary, $300,000 in bonuses, $2,000,000 in share bonuses, and $28,356 in penalties. Ms. Lim has served some but not all defendants and is seeking entry of default. An Order to Show Cause hearing is scheduled for July 14, 2026, requiring plaintiff to file proof of service or proceed to entry of default against defendants DDC US Inc., DDC Enterprise Limited, and Norma Chu. Plaintiff contends DDC US Inc. was properly served.

The Company disputes the merits of Ms. Lim’s claims and has been negotiating a settlement to resolve all outstanding disputes. Failure to obtain a favorable resolution could have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2025.

On April 1, 2025, Plaintiff Leland Copenhagen (“Copenhagen”) filed a civil action before the United States District Court for the Southern District of New York (the “Federal Action”) alleging a single claim for breach of contract against DDC Enterprise Limited, DDC US Inc., and Yai’s Thai, Inc. arising from Copenhagen’s termination of a written Employment Agreement with Yai’s Thai, Inc. On July 11, 2025, Copenhagen filed an amended complaint seeking alleged damages of approximately $235,000 in unpaid wages, severance, and expense reimbursements. On July 25, 2025, defendants filed a motion to dismiss the Federal Action, which the Court granted in part and denied in part by order dated March 31, 2026. On April 14, 2026, defendants filed their answer and asserted counterclaims against Copenhagen for fraudulent inducement and breach of contract, seeking multiple millions of dollars in damages. The Company believes the claims in the Federal Action are without merit and intends to defend the action vigorously

Separately, on June 16, 2025, Copenhagen, for himself and similarly-situated shareholders of Yai’s Thai, Inc., filed a civil action in the Supreme Court of the State of New York, County of New York (the “State Action”) alleging claims for breach of contract against DDC Enterprise Limited and DDC US Inc. arising from alleged breaches of a written Agreement and Plan of Reorganization, including claims for contingent compensation in the total amount of $4,418,325.40. On August 26, 2025, defendants filed a motion to dismiss the State Action or, in the alternative, to stay the action and compel arbitration. Defendants’ motion is fully briefed and remains pending before the court. The Company believes the claims in the State Action are without merit and intends to defend the action vigorously. As of the reporting date, the outcome of this matter is not determinable, and no provision has been recorded in the consolidated financial statements.

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

The Company was involved in a loan contract dispute case with another individual, Ms. Pan. According to the mediation agreement, the Company was required to pay loan principal and interest in the aggregate amount of RMB8.96 million. The company is fulfilling its payment obligations in accordance with the agreed payment schedule.

In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

28. RELATED PARTY TRANSACTIONS

Related party transactions

During the years ended December 31, 2023, 2024 and 2025, the related parties of the Company are as follows:

Name of parties	Relationship
Ms. Norma Ka Yin Chu	Founder, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Ex-Chief Financial Officer
Mr. Samuel Derk Shuen Lim	Spouse of the Founder, shareholder of Voodoo
Mr. Chu Siu Wo	Founder’s Parent

During the years ended December 31, 2023, 2024 and 2025, the Company entered into the following related party transactions with related parties.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Financing activities:
Loans borrowed from Ms. Katherine Shuk Kwan Lui	206,512	-	-
Loans borrowed from Ms. Norma Ka Yin Chu	3,760,738	17,092,525	23,219,304
Loans borrowed from Mr. Siu Wo Chu	-	2,109,400	-
Repayment of Loans to Mr. Samuel Derk Shuen Lim	718,665	-	-
Repayment of Loans to Ms. Katherine Shuk Kwan Lui	383,805	-	-
Repayment of Loans to Ms. Norma Ka Yin Chu	6,894,116	506,736	4,082,936
Repayment of Loans to Mr. Siu Wo Chu	-	1,149,250	-
Loan interests payable to Ms. Katherine Shuk Kwan Lui	2,636	-	-
Loan interests payable to Ms. Norma Ka Yin Chu	240,075	-	-
Loan interests payable to Mr. Samuel Derk Shuen Lim	297,021	-	-
Loan interests to Ms. Katherine Shuk Kwan Lui	3,073	-	-
Loan interests to Mr. Samuel Derk Shuen Lim	-	300,166	-
Reimbursement payable to Ms. Norma Ka Yin Chu	789,935	-	-

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

In 2024 and 2025, Loans from Ms. Norma Ka Yin Chu and Mr. Siu Wo Chu were interest-free.

In 2024, Ms. Norma Ka Yin Chu converted RMB14,225,010 into the Company’s class A ordinary shares of 465,635, Mr. Samuel Derk Shuen Lim converted RMB19,472,050 into the Company’s class A ordinary shares of 543,532, and Mr. Siu Wo Chu converted RMB724,638 into the Company’s class A ordinary shares of 5,057. (shares as adjusted for 1:25 reverse split)

In 2025, Ms. Norma Ka Yin Chu converted RMB11,140,388 into the Company’s class A ordinary shares of 520,000.

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

In January 2025, Ms. Norma Ka Yin Chu provided a guarantee amount of RMB10,000,000 for a one-year loan of RMB10,000,000 borrowed by the Company.

In May 2025, Ms. Norma Ka Yin Chu provided a guarantee amount of RMB9,800,000 for a half-year loan of RMB9,800,000 borrowed by the Company.

In August 2025, Ms. Norma Ka Yin Chu provided a guarantee amount of RMB9,000,000 for a one-year loan of RMB9,000,000 borrowed by the Company.

Related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due to Ms. Norma Ka Yin Chu	165,531	8,160,511
Amounts due to Mr. Siu Wo Chu	325,558	-

Amounts due to related parties	491,089	8,160,511

During the years ended December 31, 2024 and 2025, loans due to shareholders were described in note 18.

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

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

(a)	Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets
Cash and cash equivalents	57,595,302	11,878,570	1,698,613
Short-term investment	88,685,783	89,408,300	12,785,217
Amounts due from related parties	270,920,123	431,522,335	61,706,873
Prepayments and other current assets	-	9,631,175	1,377,240

Total current assets	417,201,208	542,440,380	77,567,943

Non-current assets
Digital assets	-	730,150,140	104,410,081
Long-term investment (note 8)	8,490,163	-	-

Total non-current assets	8,490,163	730,150,140	104,410,081

Total assets	425,691,371	1,272,590,520	181,978,024

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Shareholder loans, at amortized cost	79,310,982	18,175,877	2,599,116
Share of losses in excess of investments in subsidiaries and VIEs	258,511,591	336,098,107	48,061,390
Amounts due to related parties	-	5,157,422	737,502
Accrued expenses and other current liabilities	16,461,536	250,846,491	35,870,571
Convertible loans, at amortized cost	3,500,000	-	-

Total current liabilities	357,784,109	610,277,897	87,268,579

Non-current liabilities
Convertible loans, at fair value	10,076,081	-	-
Shareholder loans, at amortized cost	-	16,483,576	2,357,120
Convertible loans, at amortized cost	-	137,501,657	19,662,475
Other non-current liabilities	10,405,554	10,405,554	1,487,974

Total non-current liabilities	20,481,635	164,390,787	23,507,569

Total liabilities	378,265,744	774,668,684	110,776,148

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(f)

Shareholders’ equity
Class A ordinary shares	8,984,639	65,584,619	9,378,476
Class B ordinary shares	96,589	196,479	28,096
Convertible preferred shares	-	230,544,640	32,967,445
Additional paid-in capital	1,984,763,325	2,498,773,335	357,319,835
Accumulated deficit	(1,814,578,760)	(2,171,418,608)	(310,508,732)
Accumulated other comprehensive loss	(131,840,166)	(125,758,629)	(17,983,245)

Total shareholders’ equity	47,425,627	497,921,836	71,201,875

Total liabilities, mezzanine equity and shareholders’ equity	425,691,371	1,272,590,520	181,978,023

(b)	Condensed Statements of Operations and Comprehensive Loss

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)

General and administrative expenses	(8,264,485)	(15,375,457)	(21,842,102)	(3,123,379)
Share based compensation	(83,863,299)	(19,143,702)	(218,332,931)	(31,221,194)

Loss from operations	(92,127,784)	(34,519,159)	(240,175,033)	(34,344,573)

Interest expenses	(1,268,152)	2,667,639	(12,954,128)	(1,852,416)
Impairment loss for other equity investments accounted for using measurement alternative	(8,288,296)	(5,645,887)	(8,490,163)	(1,214,077)
Other income	-	-	2,557,591	365,731
Other expenses, net	(10,440,057)	-	-	-
Changes in fair value of financial instruments	17,101,260	4,803,913	(20,191,599)	(2,887,360)
Share of loss of subsidiaries and consolidated VIEs	(71,318,704)	(137,502,960)	(77,586,516)	(11,094,724)

Loss before income tax expenses	(166,341,733)	(170,196,454)	(356,839,848)	(51,027,419)

Net loss	(166,341,733)	(170,196,454)	(356,839,848)	(51,027,419)
Accretion of redeemable convertible preferred shares to redemption value	(110,112,796)	-	-	-
Net loss attributable to ordinary shareholders	(276,454,529)	(170,196,454)	(356,839,848)	(51,027,419)

(c)	Condensed Statements of Cash flows

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)

Net cash used in operating activities	(123,950,486)	(37,650,417)	(202,942,027)	(29,020,324)
Net cash used in investing activities	(83,807,400)	-	(434,469,552)	(62,128,320)
Net cash provided by financing activities	185,960,991	24,330,278	591,694,847	84,611,238

Net increase/(decrease) in cash, cash equivalents and restricted cash	(21,796,895)	(13,320,139)	(45,716,732)	(6,537,406)

Cash, cash equivalents and restricted cash at the beginning of the year	92,712,336	70,915,441	57,595,302	8,236,019

Cash, cash equivalents and restricted cash at the end of the year	70,915,441	57,595,302	11,878,570	1,698,613

31. SUBSEQUENT EVENTS

Management has considered subsequent events through which was the date the consolidated financial statements were issued.

On February 9, 2026, OM Liquidating Inc. (as successor to Omsom, Inc.), sent DDC Enterprise Limited and DDC Omsom Inc. (“DDC Entities”) a letter providing formal notice of alleged material defaults by the DDC Entities under a written Asset Purchase Agreement. More specifically, OM Liquidating Inc. asserts that the DDC Entities have failed to pay certain contingent earnout compensation in an unspecified total amount in excess of $250,000. DDC Enterprise Limited and DDC Omsom Inc. have not yet responded to the notice and demand, but will defend any action that may be premised upon the foregoing alleged facts.

On April 3, 2026, the Company received a demand letter from Shanghai Yuqi Law Firm on behalf of Mr. Yao Dabing (the “Demand Letter”), alleging certain claims relating to unpaid loans, social insurance and housing contributions, and an alleged failure to deliver shares in DDC Enterprise Limited. The Company disputes the allegations contained in the Demand Letter. The Company has responded with a formal rebuttal letter through its legal counsel. The Company intends to take appropriate measures to defend its interests as may be necessary.